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# 2022 ANNUAL REPORT

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# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
**Washington, D.C. 20549**

# FORM 10-K

**(Mark One)**

☒    **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

**For the fiscal year ended December 31, 2022**

OR

☐    **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM    TO**

**Commission File Number 000-56248**



# TRULIEVE CANNABIS CORP.

**(Exact name of Registrant as specified in its Charter)**

| | |
|---|---|
| **British Columbia** | **84-2231905** |
| **(State or other jurisdiction of incorporation or organization)** | **(I.R.S. Employer Identification No.)** |
| **6749 Ben Bostic Road** | |
| **Quincy, FL** | **32351** |
| **(Address of principal executive offices)** | **(Zip Code)** |

**Registrant's telephone number, including area code: (850) 480-7955**

Securities registered pursuant to Section 12(b) of the Act: None

| Title of each class | Trading Symbol(s) | Name of each exchange on which registered |
|---|---|---|
| | | |

Securities registered pursuant to Section 12(g) of the Act: **Subordinate Voting Shares, no par value**

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. YES ☒ NO ☐

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. YES ☐ NO ☒

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES ☒ NO ☐

Indicate by check mark whether the Registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files). YES ☒ NO ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

| | | | |
|---|---|---|---|
| Large accelerated filer | ☒ | Accelerated filer | ☐ |
| Non-accelerated filer | ☐ | Smaller reporting company | ☐ |
| Emerging growth company | ☐ | | |

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). YES ☐ NO ☒

The aggregate market value of the Subordinate Voting Shares, and Multiple Voting Shares and Super Voting Shares (on an as converted basis, based on the closing price of these shares on the Canadian Securities Exchange) on June 30, 2022, the last business day of the registrant's most recently completed second fiscal quarter, held by non-affiliates was $1,583,303,238.

As of March 1, 2023, there were 341 Subordinate Voting Shares, 14 Multiple Voting Shares (on an as converted basis) and zero Super Voting Shares (on an as converted basis) outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Part III incorporates certain information by reference from the definitive proxy statement to be filed by the registrant in connection with the 2023 Annual Meeting of Stockholders (the "2023 Proxy Statement"). The 2023 Proxy Statement will be filed by the registrant with the Securities and Exchange Commission not later than 120 days after December 31, 2022, the end of the registrant's fiscal year.

# Table of Contents

**CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS**

This Annual Report on Form 10-K contains forward-looking statements. In some cases, you can identify these statements by forward-looking words such as "may", "will", "would", "could", "should", "believes", "estimates", "projects", "potential", "expects", "plans", "intends", "anticipates", "targeted", "continues", "forecasts", "designed", "goal", or the negative of those words or other similar or comparable words. Any statements contained in this Annual Report on Form 10-K that are not statements of historical facts may be deemed to be forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition, results of operations and future growth prospects. The forward-looking statements contained herein are based on certain key expectations and assumptions, including, but not limited to, with respect to expectations and assumptions concerning receipt and/or maintenance of required licenses and third party consents and the success of our operations, are based on estimates prepared by us using data from publicly available governmental sources, as well as from market research and industry analysis, and on assumptions based on data and knowledge of this industry that we believe to be reasonable. These forward-looking statements speak only as of the date of this Annual Report on Form 10-K. Except as required by law, we assume no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future. These forward-looking statements are not guarantees of future performance or development and involve known and unknown risks, uncertainties and other factors that are in some cases beyond our control. As a result, any or all of our forward-looking statements in this Annual Report on Form 10-K may turn out to be inaccurate. Factors that may cause actual results to differ materially from current expectations include, among other things, those listed under "Risk Factors" and discussed elsewhere in this Annual Report on Form 10-K. You should, however, review the factors and risks we describe in the reports we will file from time to time with the SEC after the date of this Annual Report on Form 10-K.

**Use of Names**

In this Annual Report on Form 10-K, unless the context otherwise requires, the terms "we," "us," "our," "Company," "Corporation" or "Trulieve" refer to Trulieve Cannabis Corp. together with its owned subsidiaries and indirectly owned subsidiaries in which we consolidate.

**Currency**

Unless otherwise indicated, all references to "$" or "US$" in this document refer to United States dollars, and all references to "C$" refer to Canadian dollars.

**PART I**

**Item 1. Business.**

**Overview**

Trulieve Cannabis Corp. is a reporting issuer in the United States and Canada. The Company's Subordinate Voting Shares (as hereinafter defined) are listed for trading on the Canadian Securities Exchange ("CSE") under the symbol "TRUL" and are also traded in the United States on the OTCQX Best Market ("OTCQX") under the symbol "TCNNF".

Trulieve is a vertically integrated cannabis company and multi-state operator which currently directly holds licenses to operate in eleven states. Headquartered in Quincy, Florida, we are the market leader for quality medical cannabis products and services in Florida and we have market leading retail operations in Arizona, Pennsylvania, and West Virginia. By providing innovative, high-quality products across our brand portfolio, we aim to be the brand of choice for medical and adult-use customers in all of the major markets that we serve. We operate in highly regulated markets that require expertise in cultivation, manufacturing, retail and logistics. We have developed proficiencies in each of these functions and are committed to expanding access to high quality cannabis products and delivering exceptional customer experiences.

All of the states in which we operate have developed programs to permit the use of cannabis products for medicinal purposes to treat specific conditions and diseases, which we refer to as medical cannabis. Recreational cannabis, or adult-use cannabis, is legal cannabis sold in licensed dispensaries to adults ages 21 and older. Thus far, of the states in which we operate, Arizona, California, Colorado, Connecticut, Maryland, and Massachusetts, have already or are in the process of developing and launching programs permitting the commercialization of adult-use cannabis products. Trulieve operates its business through its directly and indirectly owned subsidiaries that hold licenses and have entered into managed service agreements in the states in which they operate.

As of December 31, 2022, the Company operated the following:

| State | Number of Dispensaries | Number of Cultivation and Processing Facilities |
|---|---|---|
| Florida | 123 | 7 |
| Arizona | 20 | 6 |
| Pennsylvania | 19 | 3 |
| West Virginia | 9 | 1 |
| Maryland | 3 | 1 |
| Massachusetts | 3 | 1 |
| California | 3 | — |
| Connecticut | 1 | — |
| Colorado | — | 1 |
| Georgia | — | 1 |
| Total | 181 | 21 |

As of December 31, 2022, we employed over 7,600 people and we are committed to providing patients and adult consumers, which we refer to herein as "customers," a consistent and welcoming retail experience across Trulieve branded stores and affiliated retail locations.

Our business and operations center around the Trulieve brand philosophy of "Customers First" which permeates our culture beginning with high-quality and efficient cultivation and manufacturing practices. We focus on the consumer experience at Trulieve branded and affiliated retail locations, our in-house call center and at customer residences through a robust home delivery program. Our investments in vertically integrated operations in several of our markets afford us ownership of the entire supply chain, which mitigates third-party risks and allows us to completely control product quality and brand experience. We believe that this is contributive to high customer retention and brand loyalty. We successfully operate our core business functions of cultivation, production and distribution at scale, and are skilled at rapidly increasing capacity without interruption to existing operations.

Trulieve has identified five regional geographic hubs in the U.S. and has established cannabis operations in three of the five hubs: Southeast, Northeast, and Southwest. In each of our three regional hubs we have market leading positions in cornerstone states and additional operations and assets in other state markets. Our hubs are managed by national and regional management teams supported by our corporate headquarters in Florida.

*Southeast Hub*

Our Southeast hub operations are anchored by our cornerstone market of Florida. Trulieve was the first licensed operator in the medical market in Florida with initial sales in 2016. Publicly available reports filed with the Florida Office of Medical Marijuana Use show Trulieve has the most dispensing locations and the greatest dispensing volume across product categories out of all licensed medical marijuana businesses in the state as of December 31, 2022. Trulieve cultivates and produces all of its products in-house and distributes those products to customers in Trulieve branded stores (dispensaries) throughout Florida, as well as via home delivery.

In accordance with Florida law, Trulieve grows all of its cannabis in secure enclosed indoor facilities and greenhouse structures. In furtherance of our customer-first focus, we have developed a suite of Trulieve branded products, including flower, edibles, vaporizer cartridges, concentrates, topicals, capsules, tinctures, dissolvable powders, and nasal sprays. This wide variety of products gives customers the ability to select product(s) that consistently deliver the desired effect and in their preferred method of delivery. These products are delivered to customers statewide in Trulieve-branded retail stores and by home delivery.

In Georgia, Trulieve GA holds one of two Class 1 Production Licenses in the state and is permitted to cultivate cannabis for the manufacture and sale of low tetrahydrocannabinol, or THC oil. Production facilities are active, producing cannabis oil via hydrocarbon extraction. Dispensaries have been constructed to serve the patients of Georgia, and are ready to open once regulations are finalized.

*Northeast Hub*

Our Northeast hub operations are anchored by our cornerstone market of Pennsylvania. We conduct cultivation, processing, and retail operations through direct and indirect subsidiaries with permits for retail operations and grower/processor operations in Pennsylvania. These subsidiaries operate cultivation and processing facilities in Carmichael, McKeesport, and Reading, Pennsylvania to support our affiliated network of retail dispensaries and wholesale distribution network across the state.

We operate three medical dispensaries and conduct wholesale sales supported by cultivation and processing in Hancock, Maryland.

We operate three retail dispensaries in Massachusetts, serving medical patients and adult use customers in Northampton and adult use customers in Framingham and Worcester. Our retail operations are supported by cultivation and manufacturing operations in Holyoke. We commenced wholesale sales in September 2021. Trulieve was the first to offer sales of clones supporting home grow for residents in the Massachusetts market in August 2021.

We operate a medical cannabis dispensary located in Bristol, Connecticut. In February 2023 we obtained a hybrid license and began adult-use cannabis sales in the state.

We operate nine medical dispensaries in West Virginia, supported by cultivation and processing operations in Huntington, West Virginia.

*Southwest Hub*

Our southwest hub operations are anchored by our cornerstone market of Arizona. In Arizona, Trulieve holds a market-leading retail position with twenty dispensaries, offering medical and adult use customers a wide range of branded and third-party products, including brand partner products, in addition to sales in the wholesale channel. We also serve medical and adult use customers in California. Trulieve conducts wholesale operations in Colorado, serving the medical and adult use markets.

*Cultivation and Processing Capacity*

Trulieve produces high quality cannabis flower for direct consumption and uses a variety of processes to transform this high-quality biomass into the extensive portfolio of products sold in our stores and in our wholesale channels. Our prominence in our cornerstone market of Florida demonstrates the quality and affordability of the product we produce at scale. With a focus on replicable, scalable operations, we have detailed design standards, standard operating procedures, and training protocols that are employed across cultivation sites to achieve a high level of consistency and quality.

In our cornerstone market of Florida, Trulieve cultivates, processes, and manufactures all cannabis products sold in our Florida dispensaries. In other markets including Arizona, Maryland, Massachusetts, Pennsylvania, and West Virginia, we have achieved varying percentages of vertical integration with cultivation and processing operations to support our retail and wholesale businesses. Trulieve employs an in-house quality team as well as testing laboratories, both of which allow us to control quality in all aspects of our business while operating at scale.

We utilize various extraction techniques including super critical ethanol extraction, carbon dioxide extraction, hydrocarbon extraction, and mechanical separation. We have invested in light hydrocarbon extraction processes, allowing for concentrates that preserve the natural ratios of cannabinoids, terpenes, and other target compounds to better replicate the flower experience. Light hydrocarbon extraction also offers the benefit of greater extraction yields in many cases. In addition, we own $CO_2$ extraction, distillation, purification and manufacturing technology used to produce a line of cannabis topicals and vapes featuring cannabinoids.

*Marketing and Community Outreach*

Trulieve's marketing strategies are developed to maximize the unique opportunities of the markets in which we operate. In medical markets, our marketing efforts are centered around education and outreach for physicians and medical patients. Our educational materials are designed to help physicians understand cannabinoid science, the high standards pursuant to which our plants are cultivated, the processes required for regulatory compliance, and how our products provide relief for their patients. Our dedicated physician education team delivers in-person outreach to hundreds of physicians each month as well as immediate phone support through a dedicated physician education team member in our call center. Patients primarily learn about us through their physicians, patient-centric community events, and digital marketing. We participate in outreach and community events on a monthly basis. An engaged audience is captured through our digital content marketing and via multiple popular social media platforms.

In adult use markets, our marketing efforts drive awareness of the Trulieve brand as well as our branded product portfolio directly to the end customer. Our marketing towards customers who are more familiar with cannabis products requires different strategies that inspire, tap into relevant cultural moments in their lives, build community as well as educate on our products' uniqueness versus our competitors.

A core element of our strategy centers around the distribution of branded products through our retail locations and wholesale channels. We strive to set a high standard for excellence and deliver excellent customer experiences in our retail locations. We have developed and acquired a portfolio of our own branded retail products that we cultivate, manufacture and distribute in our regional hubs. Trulieve brands include premium tier brands Avenue, Cultivar Collection, and Muse; mid-tier brands Modern Flower, Alchemy, Momenta, and Sweet Talk, and value tier brands Co2lors, Loveli, and Roll One. The team monitors developments in the fast-paced cannabis industry and adjacent industries to help us remain competitive.

We have also developed relationships with brand partners that allow for the sale of partner branded products in select markets and retail locations. Brand partnerships include arrangements with Bellamy Brothers, Bhang, Binske, Black Tuna, Blue River, Connected, DeLisioso, Khalifa Kush, Love's Oven, Miami Mango, Moxie, SLANG, and Sunshine Cannabis.

It is our goal to generate brand loyalty by providing customers with industry-leading branded products and superior service in an appealing, approachable setting. We accomplish this goal through several key strategies: training; branded store experiences; brand awareness; multiple channels of distribution; our loyalty program and 360 brand activation that builds community across platforms.

Customer experience is an area of significant focus for Trulieve. We employ and continuously improve numerous training programs and methods to provide our front-line workers with the resources and information they need to provide customers with an excellent experience across all Trulieve locations. We offer specialized management training so there is daily reinforcement of customer experience best practices.

As part of our customer centric approach, in select markets we offer various purchase options, including phone ordering, online ordering, home delivery, and in store. We understand each consumer has unique communication preferences and capabilities. As such, we engage with customers and physicians through a variety of methods including email, text, social media and online chat. In all markets, we engage with various communities who may benefit, such as veterans, seniors, organizations that serve qualifying populations, and various health and wellness groups. Search engine optimization of our website also captures potential customers researching the benefits of medical cannabis, which offers another pathway to informative materials about therapeutic uses of cannabis, our products and how to legally access them.

**Recent Developments**

On January 28, 2022, the Company closed on a second tranche private placement of 8% Senior Secured Notes (the "2026 Notes") for aggregate gross proceeds of $76.9 million. The 2026 Notes bear interest at a rate of 8% per annum, payable semi-annually in equal installments until the maturity date, unless earlier redeemed or repurchased. The 2026 Notes mature on October 6, 2026, and may be redeemed in whole or in part, at the Company's option, at any time, on or after October 6, 2023, at the applicable redemption price set forth in the agreement.

On February 14, 2022, the Company completed an acquisition whereby Trulieve acquired a cultivation operation from CP4 Group, LLC, in Phoenix, Arizona ("Watkins"). Total consideration was $27.5 million consisting of cash.

In July 2022, the Company discontinued operations in Nevada. This action represented a strategic shift in our business and therefore, the related assets and liabilities associated with the Nevada operations are classified as discontinued operations on our consolidated balance sheets and the results of the Nevada operations have been presented as discontinued operations within our consolidated statements of operations and comprehensive (loss) income for all periods presented. While we have classified the operations as discontinued, we still hold a license to operate in the state as of December 31, 2022. See *Note 18 - Discontinued Operations* to this Annual Report on Form 10-K for further details.

On December 21, 2022, a wholly-owned subsidiary of the Company entered into a loan agreement with Valley National Bank, as agent, and the lenders named therein, for a commercial loan of $71.5 million, which accrues interest at a floating rate of SOFR plus 3.00%, per annum, maturing on December 21, 2027. In connection with the closing of the $71.5 million, the Company entered into an interest rate swap to fix the interest rate at 7.53% for the term of the notes. See *Note 23 - Derivative Financial Instruments* to this Annual Report on Form 10-K for further details. The loan is secured by a mortgage on certain real properties located in Florida.

On December 22, 2022, a wholly-owned subsidiary of the Company entered into a loan agreement with Blue Ridge Bank for a commercial loan of $18.9 million, which accrues interest at a rate of 7.3% per annum, maturing on December 22, 2032.

**Corporate History**

Trulieve Cannabis Corp. (formerly Schyan Exploration Inc.) was incorporated under the Business Corporations Act (Ontario) on September 17, 1940. It changed its name from "Bandolac Mining Corporation" to "Schyan Exploration Inc. / Exploration Schyan Inc." on October 29, 2008.

On September 19, 2018, in connection with the Transaction (as defined below), Schyan Exploration Inc. / Exploration Schyan Inc. filed Articles of Amendment under the Business Corporations Act (Ontario) to (i) effect the name change from "Schyan Exploration Inc. / Exploration Schyan Inc." to "Trulieve Cannabis Corp.", (ii) re-designate all of the then issued and outstanding common shares of the Company into Subordinate Voting Shares, on the basis that each one issued and outstanding common share was re-designated into one Subordinate Voting Share, and (iii) increase the authorized capital of the Company by creating two new classes of shares, an unlimited number of Super Voting Shares and an unlimited number of Multiple Voting Shares.

On September 19, 2018, in connection with the Transaction, Trulieve Cannabis Corp. continued into the Province of British Columbia as a corporation under the Business Corporations Act (British Columbia) and consolidated its issued and outstanding Subordinate Voting Shares on the basis of one post-consolidation share for every 80.94486 pre-consolidation shares.

On September 21, 2018, Trulieve Cannabis Corp. completed the Transaction and acquired all of the securities of Trulieve US (as defined below) by way of a plan of merger. Pursuant to the Transaction, a wholly-owned subsidiary of Trulieve Cannabis Corp. created to effect the Transaction merged with and into Trulieve US and Trulieve US became a wholly-owned subsidiary of Trulieve Cannabis Corp. In addition and in connection with the Transaction, 10,927,500 issued and outstanding subscription receipts of Trulieve US were exchanged for 10,927,500 Subordinate Voting Shares (3,573,450 of which Subordinate Voting Shares were immediately converted into 35,734.50 Multiple Voting Shares), 548,446 broker warrants of Trulieve US were exchanged for 548,446 broker warrants to purchase Subordinate Voting Shares at an exercise price of C$6.00, and 8,784,872 compensation warrants of Trulieve US were exchanged for 8,784,872 compensation warrants to purchase Subordinate Voting Shares at an exercise price of C$6.00. As a result of the Transaction, Trulieve Cannabis Corp. met the CSE listing requirements and the Subordinate Voting Shares commenced trading on the CSE under the symbol "TRUL" on September 25, 2018.

*The Transaction*

On September 11, 2018, Trulieve Cannabis Corp., Trulieve US and Schyan Sub, Inc., or Subco, a wholly-owned subsidiary of Trulieve Cannabis Corp., entered into a merger agreement to effect a transaction, or the Transaction, whereby Trulieve US and Subco merged, and Trulieve US became a wholly-owned subsidiary of Trulieve Cannabis Corp.

At the annual and special meeting of shareholders held on August 15, 2018 and in connection with the Transaction, Trulieve Cannabis Corp. (formerly Schyan Exploration Inc.) received approval to continue into the jurisdiction of British Columbia. Trulieve Cannabis Corp. filed articles of continuance pursuant to the Business Corporations Act (British Columbia) and completed the continuance on September 19, 2018. Trulieve Cannabis Corp. filed articles of amendment on September 19, 2018 for the amendment to its articles providing for the re-designation of its common shares as Subordinate Voting Shares and to create a class of Multiple Voting Shares and Super Voting Shares on completion of the Transaction. The articles of amendment filed on September 19, 2018 also changed the Company's name to "Trulieve Cannabis Corp." (from Schyan Exploration Inc.).

In connection with the Transaction, Trulieve Cannabis Corp. consolidated its existing common shares on the basis of one Subordinate Voting Share for each 80.94486 existing common shares.

Prior to the Transaction, Trulieve US completed a brokered and a non-brokered subscription receipt financing, or SR Offering, at a price of C$6.00 per subscription receipt for aggregate gross proceeds of approximately C$65 million.

Holders of the subscription receipts that participated in the SR Offering on a non-brokered basis and whom were residents of the United States agreed to exchange the Subordinate Voting Shares issued to such holders on exercise of the subscription receipts for Multiple Voting Shares on the basis of one Multiple Voting Share for each 100 Subordinate Voting Shares.

In connection with the Transaction and pursuant to the SR Offering, a total of 7,554,050 Subordinate Voting Shares, 170,102.50 Multiple Voting Shares and 852,466 Super Voting Shares were issued and outstanding after completion of the Transaction, including Subordinate Voting Shares and Multiple Voting Shares issued to former holders of the subscription receipts issued in the SR Offering. Each Super Voting Share is convertible into Multiple Voting Shares at the option of the holder or upon certain triggering events. Each Multiple Voting Share, including those issued upon conversion of the Super Voting Shares, is convertible into 100 Subordinate Voting Shares at the option of the holder or upon certain triggering events.

The Subordinate Voting Shares trade on the Canadian Securities Exchange under the symbol "TRUL" and trade on the OTCQX Best Market under the symbol "TCNNF".

Trulieve Cannabis Corp. (formerly Schyan Exploration Inc.) had no active business operations leading up to completion of the Transaction. In connection with the Transaction, it disposed of a mineral exploration property eight kilometers northeast of the town of Cadillac, Quebec.

Trulieve US was incorporated as a Georgia corporation under the name "George Hackney, Inc." on January 25, 1990. On June 11, 2018, Trulieve US domesticated to Florida with the Florida Division of Corporations pursuant to Florida Statute 607.1801. On July 18, 2018, Trulieve US changed its name to "Trulieve, Inc." On August 27, 2018, Trulieve US increased its authorized share capital to 25,000,000 shares of common stock and 20,000 shares of preferred stock with a par value of $0.001 per share. On September 11, 2018, Trulieve US approved a reclassification of the issued and outstanding share capital of Trulieve US whereby each issued and outstanding share of common stock was split and became 150 shares of common stock such that there were 986,835 shares of common stock of Trulieve US issued and outstanding prior to the closing of the Transaction.

Hackney Nursery, a predecessor to Trulieve US has been registered as a nursery in the State of Florida since June 2, 1981. On November 23, 2015, Trulieve US was awarded a license to operate in the State of Florida as a Medical Marijuana Dispensing Organization. Trulieve US filed a fictitious name application with the Florida Division of Corporations for the name "Trulieve" on March 20, 2016 and changed its name to "Trulieve, Inc." on July 18, 2018. Pursuant to current law, Trulieve US is now a Medical Marijuana Treatment Center in the State of Florida. Trulieve US is licensed to produce and sell medical cannabis in the State of Florida through the Florida Department of Health, Office of Medical Marijuana Use. The Department issued a license to Trulieve US on November 23, 2015.

***Competitive Conditions and Position***

The markets in which we operate are highly competitive markets with relatively high barriers to entry given the licensed nature of the cannabis industry. See "—Regulatory Overview" below for additional information regarding the impact of regulation on our business. Trulieve competes directly with cannabis producers and retailers within single-state operating markets, as well as those that operate across several U.S. markets.

The vast majority of both manufacturing and retail competitors in our markets consist of localized or regional businesses with operations in a single state market. Other multi-state cannabis operators compete directly in several of our operating markets. Aside from this direct competition, out-of-state operators that are capitalized well enough to enter those markets through acquisitions are also part of the competitive landscape. Similarly, as we execute on our regional hub strategy and expand across the U.S., operators in our future state markets will inevitably become direct competitors. Increased competition by larger and better financed competitors could materially affect our business, financial condition and results of operations.

We face additional competition from new entrants. If the number of consumers of medical and adult use cannabis in our markets increases, the demand for products will increase and we expect that competition will become more intense, as current and future competitors begin to offer an increasing number of diversified products. We expect to continue to invest in several areas, including product development and innovation, marketing and branding, sales and distribution and customer service and retention. Trulieve may not have sufficient resources to maintain investments on a competitive basis, which could materially and adversely affect our business, financial condition and results of operations.

See Item 1A—"Risk Factors" with respect to competition.

### *Key Business Objectives*

Trulieve will continue to focus on achieving our vision and mission to be a leading customer-focused cannabis brand in the U.S., with depth in select markets with favorable attributes relative to our strategic vision. We aim to provide the highest level of cannabis products and customer experience through authentic and reciprocal relationships.

Our strategic priorities include the following:

- Deliver exceptional customer experiences

- Expand distribution of branded product through branded retail

- Focus on cash generation and preservation

- Invest in infrastructure and technology platforms to support future growth

### *Trulieve Leases*

We own or lease our facility locations including cultivation, processing, retail and corporate office locations. We do not have any one lease representing over 10% of our consolidated leasing costs and, as a result, do not consider any of our leases to be material. In Florida, we have 123 operational dispensaries, of which 122 are leased, and we have seven cultivation, manufacturing and distribution facilities, of which one is entirely leased and a portion of one other facility is the subject of a lease. In Arizona, we have 20 operational dispensaries, of which 16 are leased, and we have six cultivation, manufacturing, and distribution facilities, of which 4 are leased. In California, we have three operational dispensaries, of which two are leased. We have a single operational manufacturing facility in Colorado that is leased. We have one operational dispensary in Connecticut that is leased. In Georgia, we own the property for our production facility, and we are in the process of developing medical dispensaries at leased locations. In Massachusetts, we operate three dispensaries, all of which are leased, and one cultivation property which is leased. We have three operational dispensaries in Maryland, of which two are leased, and we also operate a cultivation, manufacturing and distribution facility on adjacent leased properties. In Pennsylvania, there are 19 operational affiliated dispensaries, 17 of which are leased, and there are three affiliated cultivation and manufacturing facilities, of which one is leased. In West Virginia, we have nine dispensaries that are leased and a cultivation facility that we own.

### *Specialized Skills*

We recruit talented individuals to join the Trulieve team. Our employees have a wide range of skill sets, including employees with PhD and master's degrees. Many of our employees are college graduates and have specific skills related to their job function. We intend to continue to build out our research and development team with scientists and other technical specialists. We use a variety of recruiting techniques, including online resources as well as recruiting professionals, to assist with filling specialized roles.

### *Supply Chain*

We have varying degrees of vertical operations in the markets in which we operate. In the Florida market, our operations are fully vertically integrated as required by state regulations. In other markets we may operate within one or more segments of the cannabis value chain. In the normal course of our business, we purchase input materials and components that we utilize in the cultivation, processing, manufacture and distribution of our products. No individual supplier represents a significant portion of our purchases or represent a material risk to our operations.

### *Brand Recognition and Intellectual Property*

We have built brand recognition throughout our markets. One of our key business objectives is to build brand equity in the Trulieve brand name through our branded retail stores and interactions with our customers. We intend to rebrand acquired and affiliated locations over time as part of our plan to expand our branded retail reach. Trulieve maintains a consistent approach to the design of its retail stores and endeavors to create a uniform experience for its customers.

We regularly seek to protect our intellectual property rights in connection with our operating names and our brand names. The U.S. trademark statute, The Lanham Act, allows for the protection of trademarks and service marks on products and services used, or intended for use, lawfully. Because cannabis-related products and services remain illegal at the federal level under the Controlled Substances Act, we are not able to fully protect our intellectual property at the federal level; therefore, we currently seek trademark protections at the state level where commercially feasible. Nonetheless, our success depends upon other areas of our business such as product development and design, production and marketing and not exclusively upon trademarks and trade secrets.

We have developed proprietary cultivation techniques. We have also developed certain proprietary intellectual property for production best practices, procedures and methods. This requires specialized skills in cultivation, extraction and refining.

We rely on non-disclosure/confidentiality agreements to protect our intellectual property rights. Where commercially feasible, we will proactively seek intellectual property protection for newly developed brands as well as for expansion of existing brands across current markets and into new markets. We own several website domains, numerous social media accounts across all major platforms and various phone and web application platforms.

*Year-Round Business*

Our business operates year-round. Operations and sales trends in select markets where we operate do follow seasonal trends with various times of the year providing an opportunity for outdoor cultivation, seasonal impacts on sales in summer and winter months in markets in the Southwest and Northeast and promotional activity increases around specific industry and holiday events.

*Diversity, Inclusion & Equity (DE&I)*

We are committed to contributing positively to diversity, equity, and inclusion efforts within the legal cannabis industry. As a business that produces and distributes a product that many people– especially people of color – were arrested and incarcerated for in the past, we recognize the significance of promoting diversity, equity, and inclusion in the cannabis industry. Over the past year, we have enhanced our DE&I efforts with a restructuring of the department and new department leadership to support DE&I initiatives with the involvement of executives, senior management, and employees throughout the Company. These programs support our efforts to recruit and develop talent, implement company-wide diversity and cultural competency training, increase supplier diversity, engage in social justice initiatives and more.

*Environmental, Social, and Governance (ESG)*

As a purpose-driven company, ESG is integral to our growth and corporate achievements. Our commitment to ESG makes us better planners, cultivators, and retailers, supports transparency and strong governance, contributes to improved safety and environmental performance, and strengthens our connection with local communities. We have established governance policies and management systems to codify our responsibilities and help manage risk across the company. We also implemented other measures including environmental safeguards at our cultivation facilities, recycling initiatives, and safety training for security personnel at our dispensaries.

**REGULATORY OVERVIEW**

In accordance with the Canadian Securities Administrators Staff Notice 51-352 (Revised) dated February 8, 2018 – Issuers with U.S. Marijuana-Related Activities ("Staff Notice 51-352"), below is a discussion of the federal and state-level United States regulatory bodies in those jurisdictions where the Company is currently directly involved, through its subsidiaries, in the cannabis industry. In accordance with Staff Notice 51-352, the Company will evaluate, monitor and reassess this disclosure, and any related risks, on an ongoing basis and the same will be supplemented and amended to investors in public filings, including in the event of government policy changes or the introduction of new or amended guidance, laws or regulations regarding cannabis regulation.

*Federal Regulation of Cannabis in the United States*

The United States federal government regulates drugs in large part through the Controlled Substances Act or CSA. Marijuana, which refers to certain parts and derivatives of the cannabis plant, is classified as a Schedule I controlled substance. As a Schedule I controlled substance, the federal Drug Enforcement Agency, or DEA, considers marijuana to have a high potential for abuse, no currently accepted medical use in treatment in the United States, and a lack of accepted safety for use of the drug under medical supervision. According to the U.S. federal government, cannabis and cannabis related products having a concentration of delta-9 tetrahydrocannabinol, or THC, of 0.3% or less is cannabis. Cannabis with a THC content 0.3% or less is classified as hemp. The scheduling of cannabis as a Schedule I controlled substance is inconsistent with what we believe to be widely accepted medical uses for cannabis by physicians, researchers, customers, and others. Moreover, as of December 31, 2022, and despite the conflict with U.S. federal law, at least 39 states, the District of Columbia, the Commonwealth of the Northern Mariana Islands, Guam, Puerto

Rico, and the U.S. Virgin Islands have legalized cannabis for medical use. Twenty-one of those states and the District of Columbia, the Commonwealth of the Northern Mariana Islands, and Guam have legalized the adult use of cannabis for recreational purposes.

Cannabis is largely regulated at the state level in the United States. Although certain states and territories of the United States authorize medical or adult-use cannabis production and distribution by licensed or registered entities, under United States federal law, the possession, use, cultivation, and transfer of cannabis and any related drug paraphernalia is illegal (federal law permits the distribution and sale of paraphernalia if authorized by local or State law). Although our activities are compliant with the applicable state and local laws in those states where we maintain such licenses, strict compliance with state and local laws with respect to cannabis may neither absolve us of liability under United States federal law nor provide a defense to any federal criminal action that may be brought against us.

In 2013, as more and more states began to legalize medical and/or adult-use cannabis, the federal government attempted to provide clarity on the incongruity between federal law and these state-legal regulatory frameworks. Until 2018, the federal government provided guidance to federal agencies and banking institutions through a series of DOJ memoranda. The most notable of this guidance came in the form of a memorandum issued by former U.S. Deputy Attorney General James Cole on August 29, 2013, which we refer to as the Cole Memorandum.

The Cole Memorandum offered guidance to federal agencies on how to prioritize civil enforcement, criminal investigations, and prosecutions regarding marijuana in all states and quickly set a standard with which marijuana-related businesses would comply. The Cole Memorandum put forth eight prosecution priorities:

1.   Preventing the distribution of marijuana to minors;

2.   Preventing revenue from the sale of marijuana from going to criminal enterprises, gangs, and cartels;

3.   Preventing the diversion of marijuana from states where it is legal under state law in some form to other states;

4.   Preventing the state-authorized marijuana activity from being used as a cover or pretext for the trafficking of other illegal drugs or other illegal activity;

5.   Preventing violence and the use of firearms in the cultivation and distribution of marijuana;

6.   Preventing drugged driving and the exacerbation of other adverse public health consequences associated with marijuana use;

7.   Preventing the growing of marijuana on public lands and the attendant public safety and environmental dangers posed by marijuana production on public lands; and

8.   Preventing marijuana possession or use on federal property.

On January 4, 2018, former United States Attorney General Sessions rescinded the Cole Memorandum by issuing a new memorandum to all United States Attorneys, which we refer to as the Sessions Memo. Rather than establishing national enforcement priorities particular to marijuana-related crimes in jurisdictions where certain marijuana activity was legal under state law, the Sessions Memo simply rescinded the Cole Memorandum and other Department of Justice memoranda providing prosecutorial guidance on state and tribally authorized medical and adult-use cannabis activities and instructed that "[i]n deciding which marijuana activities to prosecute... with the [DOJ's] finite resources, prosecutors should follow the well- established principles that govern all federal prosecutions." Namely, these include the seriousness of the offense, history of criminal activity, deterrent effect of prosecution, the interests of victims, and other principles.

On January 21, 2021, Joseph R. Biden, Jr. was sworn in as President of the United States. President Biden's Attorney General, Merrick Garland, was confirmed by the United States Senate on March 10, 2021. It is not yet known whether the Department of Justice, under President Biden and Attorney General Garland, will re-adopt the Cole Memorandum or announce a substantive marijuana enforcement policy. During his Senate confirmation, Merrick Garland told Senator Cory Booker (D-NJ), "It does not seem to me useful the use of limited resources that we have to be pursuing prosecutions in states that have legalized and are regulating the use of marijuana, either medically or otherwise." Such statements are not official declarations or policies of the DOJ and are not binding on the DOJ, any United States Attorney, or the United States federal courts. Substantial uncertainty regarding United States federal enforcement remains. To date, there have been no new federal cannabis memorandums issued by the DOJ or any published change in federal enforcement policy. However, in October of 2022, the Biden Administration announced its intention to review the regulation of marijuana under the CSA by directing the Secretary of Health and Human Services and the Attorney General to initiate the administrative process to expeditiously review marijuana's Schedule I status. This historic directive could result in the decriminalization of marijuana for medical and adult-use by descheduling or rescheduling marijuana. Concurrently, President Biden also announced a pardon of all prior federal simple possession of marijuana offenses and urged governors to do the same at the state level.

Nonetheless, there is no guarantee that state laws legalizing and regulating the sale and use of marijuana will not be repealed or overturned or that local government authorities will not limit the applicability of state laws within their respective jurisdictions. Unless and until the United States Congress amends the CSA with respect to marijuana (and as to the timing or scope of any such potential amendments, there can be no assurance), there is a risk that federal authorities may enforce current U.S. federal law. Currently, in the absence of uniform federal guidance, as had been established by the Cole Memorandum, enforcement priorities are determined by respective United States Attorneys.

As an industry best practice, despite the rescission of the Cole Memorandum, we abide by the following standard operating policies and procedures, which are designed to ensure compliance with the guidance provided by the Cole Memorandum:

1.   Continuously monitor our operations for compliance with all licensing requirements as established by the applicable state, county, municipality, town, township, borough, and other political/administrative divisions;

2.   Ensure that our cannabis-related activities adhere to the scope of the licensing obtained (for example: in the states where cannabis is permitted only for adult-use, the products are only sold to individuals who meet the requisite age requirements);

3.   Implement policies and procedures to prevent the distribution of our cannabis products to minors;

4.   Implement policies and procedures in place to avoid the distribution of the proceeds from our operations to criminal enterprises, gangs, or cartels;

5.   Implement an inventory tracking system and necessary procedures to reliably track inventory and prevent the diversion of cannabis or cannabis products into those states where cannabis is not permitted by state law or across any state lines in general;

6.   Monitor the operations at our facilities so that our state-authorized cannabis business activity is not used as a cover or pretense for trafficking of other illegal drugs or engaging in any other illegal activity; and

7.   Implement quality controls so that our products comply with applicable regulations and contain necessary disclaimers about the contents of the products to avoid adverse public health consequences from cannabis use and discourage impaired driving.

In addition, we frequently conduct background checks to confirm that the principals and management of our operating subsidiaries are of good character and have not been involved with illegal drugs, engaged in illegal activity or activities involving violence, or the use of firearms in the cultivation, manufacturing, or distribution of cannabis. We also conduct ongoing reviews of the activities of our cannabis businesses, the premises on which they operate, and the policies and procedures related to the possession of cannabis or cannabis products outside of the licensed premises.

Moreover, in recent years, certain temporary federal legislative enactments that protect the medical marijuana and hemp industries have also been in effect. For instance, certain marijuana businesses receive a measure of protection from federal prosecution by operation of temporary appropriations measures that have been enacted into law as amendments (or "riders") to federal spending bills passed by Congress and signed by Presidents Obama, Trump, and, most recently, President Biden. For instance, in the Appropriations Act of 2015, Congress included a budget "rider" that prohibits DOJ from expending any funds to enforce any law that interferes with a state's implementation of its own medical marijuana laws. The rider originally known as the "Rohrbacher-Farr" Amendment after its original lead sponsors is now known as the "Joyce" Amendment after its current sponsor. Originally, a Republican-controlled House and Democratic-controlled Senate passed the Rohrbacher-Farr Amendment. The bill was "a bipartisan appropriations measure that looks to prohibit the DEA from spending funds to arrest state-licensed medical marijuana patients and providers." Subsequently, the rider has been included in multiple budgets passed by successive Congresses controlled by both major political parties. Most recently, on December 29, 2022, the Amendment was renewed through the signing of the "Consolidated Appropriations Act, 2023" which extended the protections for the medical marijuana industry until September 30, 2023. While the Amendment has been included in successive appropriations legislation or resolutions since 2015, its inclusion or non-inclusion is subject to political change.

Notably, the Joyce Amendment has applied only to medical marijuana programs and has not provided the same protections to enforcement against adult-use activities. If the Amendment is no longer in effect, the risk of federal enforcement and override of state marijuana laws would increase.

*United States Border Entry*

The United States Customs and Border Protection, or CBP, enforces the laws of the United States as they pertain to lawful travel and trade into and out of the U.S. Crossing the border while in violation of the CSA and other related United States federal laws may result in denied admission, seizures, fines, and apprehension. CBP officers administer and determine the admissibility of travelers who are non-U.S. citizens into the United States pursuant to the United States Immigration and Nationality Act. An investment in our Subordinate Voting Shares, if it became known to CBP, could have an impact on a non-U.S. citizen's admissibility into the United States and could lead to a lifetime ban on admission.

Because marijuana remains illegal under United States federal law, those investing in Canadian companies with operations in the United States cannabis industry could face detention, denial of entry, or lifetime bans from the United States for their business associations with United States marijuana businesses. Entry happens at the sole discretion of CBP officers on duty, and these officers have wide latitude to ask questions to determine the admissibility of a non-US citizen or foreign national. The government of Canada has started warning travelers that previous use of marijuana, or any substance prohibited by United States federal laws, could mean denial of entry to the United States. Business or financial involvement in the marijuana industry in the United States could also be reason enough for CBP to deny entry. On September 21, 2018, CBP released a statement outlining its current position with respect to enforcement of the laws of the United States. It stated that Canada's legalization of cannabis will not change CBP enforcement of United States laws regarding controlled substances and because marijuana continues to be a controlled substance under United States law, working in or facilitating the proliferation of the legal marijuana industry in U.S. states where it is deemed legal may affect admissibility to the United States. As a result, CBP has affirmed that employees, directors, officers, managers, and investors of companies involved in business activities related to marijuana in the United States (such as Trulieve), who are not United States citizens, face the risk of being barred from entry into the United States.

*Anti-Money Laundering Laws and Access to Banking*

The Company is subject to a variety of laws and regulations in the United States that involve anti-money laundering, financial recordkeeping, and the proceeds of crime, including the Currency and Foreign Transactions Reporting Act of 1970 (referred to herein as the "Bank Secrecy Act"), as amended by Title III of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (USA PATRIOT Act), and any related or similar rules, regulations or guidelines, issued, administered or enforced by governmental authorities in the United States.

Additionally, under United States federal law, it may potentially be a violation of federal anti-money laundering statutes for financial institutions to take any proceeds from the sale of any Schedule I controlled substance or otherwise introduce them into the United States banking system. For example, banks and other financial institutions could potentially be prosecuted and convicted of aiding and abetting money laundering under the Bank Secrecy Act for providing services to cannabis businesses. Therefore, under the Bank Secrecy Act, banks or other financial institutions that provide a cannabis business with depository services, small business loans, or any other financial service could be charged with money laundering or conspiracy.

While there has been no change in U.S. federal banking laws to accommodate businesses in the large and increasing number of U.S. states that have legalized medical or adult-use marijuana, the U.S. Department of the Treasury Financial Crimes Enforcement Network "FinCEN" issued guidance in 2014 and was not rescinded by the Sessions Memo. The FinCEN Guidance provides guidance to financial institutions on how to engage with state and tribally authorized cannabis entities in accordance with federal law. An additional Department of Justice memorandum, issued in parallel with the FinCEN Guidance and since rescinded as part of the Sessions Memo, provided guidance to prosecutors regarding money laundering and other financial crimes as it pertained to cannabis entities and financial institutions operating in accordance with the FinCEN Guidance. The FinCEN Guidance and now rescinded accompanying Department of Justice memorandum is often publicly interpreted as suggesting a way for financial institutions to provide depository services to cannabis-related entities so long as that cannabis-related business activities are legal in their state or territory and none of the federal enforcement priorities referenced in the Cole Memorandum are violated (such as keeping marijuana out of the hands of organized crime). Importantly, the FinCEN Guidance also clarifies how financial institutions can provide depository services to marijuana-related businesses consistent with their Bank Secrecy Act obligations, including enhanced customer due diligence, but makes it clear that they are doing so at their own risk. The customer due diligence steps typically include:

1. Verifying with the appropriate state authorities whether the business is duly licensed and registered;

2. Reviewing the license application (and related documentation) submitted by the business for obtaining a state license to operate its marijuana-related business;

3. Requesting available information about the business and related parties from state licensing and enforcement authorities;

4.    Developing an understanding of the normal and expected activity for the business, including the types of products to be sold and the type of customers to be served (e.g., medical versus adult-use customers);

5.    Ongoing monitoring of publicly available sources for adverse information about the business and related parties;

6.    Ongoing monitoring for suspicious activity, including for any of the red flags described in the FinCEN Guidance; and

7.    Refreshing information obtained as part of customer due diligence on a periodic basis and commensurate with the risk.

With respect to information regarding state licensure obtained in connection with such customer due diligence, a financial institution may reasonably rely on the accuracy of information provided by state licensing authorities, where states make such information available.

While the FinCEN Guidance decreased some risk for financial institutions considering servicing the cannabis industry, in practice, challenges remain with financial institutions' willingness to provide services to marijuana-related businesses. This is because current U.S. federal law does not guarantee financial institutions immunity from prosecution. It also requires other financial institutions to undertake time-consuming and costly due diligence (i.e., enhanced due diligence) on each marijuana-related business they accept as a customer.

Those commercial banks and/or credit unions that have agreed to work with marijuana businesses are typically limiting those accounts to small percentages of their total deposits to avoid creating liquidity and concentration risk. Since, theoretically, the federal government could change its policy on cannabis-related businesses at any time and without notice, these banks and credit unions must keep sufficient cash on hand to be able to return the full value of all deposits from marijuana-related businesses in a single day, while also keeping sufficient liquid capital on hand to service their other customers. Because many banks and credit unions that are providing banking services to marijuana-related businesses are smaller institutions, applicable concentration limits may also impose limits on the aggregate amounts of loans that might be provided to the industry. Those commercial banks and credit unions that do have customers in the marijuana industry can charge marijuana businesses high fees to cover the added cost of ensuring compliance with the FinCEN Guidance.

As mentioned previously, unlike the Cole Memorandum, the FinCEN Guidance has not been rescinded. FinCEN has stated that it views the FinCEN Guidance to include compliance with the requirements of the rescinded Cole Memorandum. Secretary of the Treasury, Janet Yellen, has not made any public statements with regards to how the Treasury Department plans to treat marijuana-related businesses.

Although a cornerstone of marijuana banking, the FinCEN Guidance is solely a memorandum and the encapsulation of the federal government's current policy toward marijuana banking – it is not law and does not change established U.S. federal law.

As an industry best practice and consistent with its standard operating procedures, Trulieve adheres to all customer due diligence steps in the FinCEN Guidance and any additional requirements imposed by those financial institutions it utilizes. However, in the event that any of our operations, or any proceeds thereof, any dividends or distributions therefrom, or any profits or revenues accruing from such operations in the United States were found to be in violation of anti-money laundering legislation or otherwise, such transactions could be viewed as proceeds of crime under one or more of the statutes noted above or any other applicable legislation. This could restrict or otherwise jeopardize our ability to declare or pay dividends or affect other distributions.

In the United States, the "SAFE Banking Act" was adopted by the U.S. House of Representatives, which would grant banks and other financial institutions immunity from federal criminal prosecution for servicing marijuana-related businesses if the underlying marijuana business follows state law. It is unclear whether the U.S. Senate will take up the SAFE Banking Act for a vote. While there is strong support in the public and within Congress for the SAFE Banking Act and similar legislation, there can be no assurance that it will be passed as presently proposed or at all. In both Canada and the United States, transactions involving banks and other financial institutions are both difficult and unpredictable under the current legal and regulatory landscape. Legislative changes could help to reduce or eliminate these challenges for companies in the cannabis space and would improve the efficiency of both significant and minor financial transactions.

*Ability to Access Public and Private Capital*

Given the current laws regarding cannabis at the federal level in the United States, traditional bank financing is typically not available to United States marijuana companies (although there has been a recent increase in the availability of traditional loans from alternative lending providers). Specifically, since financial transactions involving proceeds generated by cannabis-related conduct can form the basis for prosecution under anti-money laundering statutes, the unlicensed money transmitter statute, and the Bank Secrecy Act, businesses involved in the cannabis industry often have difficulty finding a bank willing to accept their business. Banks that do accept deposits from cannabis-related businesses in the United States must do so in compliance with the FinCEN Guidance. We have banking relationships in the states where we operate with state-chartered banks for deposits and payroll; however, we have limited access to traditional bank financing.

Private financing for the marijuana industry can be difficult to access due to the federal illegality of marijuana and often includes substantial costs and fees.

*Tax Concerns*

An additional challenge for cannabis-related businesses is that the provisions of IRC Section 280E are applied by the IRS to businesses operating in the medical and adult-use cannabis industry. IRC Section 280E prohibits cannabis businesses from deducting their ordinary and necessary business expenses, forcing them to pay higher effective federal tax rates than similar companies in other industries. The effective tax rate on a cannabis business depends on how large its ratio of non-deductible expenses is to its total revenues. Therefore, businesses in the legal cannabis industry may be less profitable than they would otherwise be. Furthermore, although the IRS issued a clarification allowing the deduction of the cost of goods sold, the scope of such items is interpreted very narrowly, and the bulk of operating costs and general administrative costs are not permitted to be deducted.

*The 2018 Farm Bill*

CBD is a nonintoxicating cannabinoid found in cannabis and is often derived from hemp, which contains, at most, only trace amounts of THC. On December 20, 2018, Former President Trump signed the Agriculture Improvement Act of 2018 (popularly known as the 2018 Farm Bill) into law. Until the 2018 Farm Bill became law, hemp fell within the definition of "marijuana" under the CSA, and the DEA classified hemp as a Schedule I controlled substance because hemp is part of the cannabis plant.

The 2018 Farm Bill defines hemp as the plant Cannabis sativa L. and any part of the plant with a delta-9 THC concentration of not more than 0.3% by dry weight and removes hemp from the CSA. The 2018 Farm Bill requires the United States Department of Agriculture, or USDA, to, among other things: (1) evaluate and approve regulatory plans approved by individual states for the cultivation and production of industrial hemp, and (2) promulgate regulations and guidelines to establish and administer a program for the cultivation and production of hemp in the U.S. On January 15, 2021, the USDA published its final rule for hemp production (referred to herein as the "USDA Rule"). The USDA Rule, effective March 22, 2021, among other things, sets minimum standards for the cultivation and production of hemp, as well as requirements for laboratory testing of hemp. The hemp production regulations promulgated by the USDA are in lieu of those states not adopting state-specific hemp regulations; however, state programs must meet certain requirements contained in the USDA Rule. Hemp and products derived from it, such as CBD, may be sold into commerce and transported across state lines provided that the hemp from which any product is derived was cultivated under a license issued by an authorized state or tribal program approved by the USDA or under a USDA hemp production license, meets the definition of hemp, and the products are compliant with other applicable federal laws including the U.S. Food, Drug, and Cosmetic Act. The 2018 Farm Bill is set to expire in September 2023 and a new farm bill is expected by December 2023. It remains to be seen how hemp regulation may change under the 2023 Farm Bill.

The 2018 Farm Bill explicitly preserved the authority of the FDA to regulate hemp-derived products under the U.S. Food, Drug, and Cosmetic Act. The FDA currently takes the position that CBD and THC may not be added to food or marketed as a dietary supplement. The FDA has not yet promulgated its own rules for the regulation of hemp-derived products. An announcement from the FDA regarding the regulation of hemp products is expected sometime in early 2023 and U.S legislators have been calling for an investigation into the FDA's inaction in this area.

## Compliance with Applicable State Law in the United States

The Company is classified as having "direct" involvement in the United States cannabis industry, and we believe that we are in compliance with applicable state laws, as well as related licensing requirements and the regulatory frameworks enacted in the states we operate in. We are not subject to any citations or notices of violation with applicable licensing requirements and the regulatory frameworks which may have an impact on our licenses, business activities, or operations. We use reasonable commercial efforts to ensure that our business remains compliant with applicable licensing requirements and the regulatory frameworks enacted by Arizona, California, Colorado, Connecticut, Florida, Maryland, Massachusetts, Nevada, Pennsylvania, West Virginia, Ohio, and Georgia, through the advice of our Director of Compliance, who monitors and reviews our business practices and changes to applicable state laws and regulations, as well as United States Federal enforcement priorities. Our Chief Legal Officer and General Counsel work with external legal advisors in in the states in which we operate to ensure that we are in ongoing compliance with applicable state laws.

In the United States, cannabis is regulated at the state level pursuant to state regulatory bodies consistent with federal enforcement priorities. Although each state in which we operate (and anticipate operating) authorizes, as applicable, medical and/or adult-use marijuana production and distribution by licensed or registered entities, and numerous other states have legalized marijuana in some form, under U.S. federal law, the possession, use, cultivation, and transfer of marijuana and any related drug paraphernalia remains illegal, and any such acts are criminal acts under U.S. federal law. Although we believe that our business activities are compliant with applicable state and local laws of the United States, strict compliance with state and local laws with respect to marijuana may neither absolve us of liability under U.S. federal law nor provide a defense to any federal proceeding which may be brought against us. Any such proceedings brought against us may result in a material adverse effect on our business.

### Regulation of the Medical and Adult-Use Marijuana Markets in Arizona

Arizona voters passed the Arizona Medical Marijuana Act (the "AMMA"), A.R.S. Section 36-2801 et seq. in December 2010, Arizona Proposition 207 (codified in A.R.S. Section 36-2850 et seq.), also known as the Smart and Safe Arizona Act (the "SSAA"), approved by voters on November 3, 2020, legalized the adult recreational use of marijuana. Adult-use marijuana is subject to state and local sales taxes, including a 5.6% state transaction privilege tax, plus city, county, and district taxes (which vary based on location of facility), and 16% excise tax on marijuana and marijuana products. Following the passage of Proposition 207, existing medical operators were permitted to apply for licensure to permit sales to adult–use consumers. Adult-use sales commenced in Arizona on January 22, 2021.

The AMMA and SSAA designate the Arizona Department of Health Services (the "ADHS") as the licensing and issuing authority for the Arizona Medical and Adult-Use Programs (collectively, the "AZ Marijuana Programs"). The ADHS rules and regulations for implementing the AZ Marijuana Programs are set forth in the Arizona Administrative Code Title 9, Chapter 17 and Arizona Administrative Code Title 9, Chapter 18. The first medical marijuana licenses in Arizona were issued in 2012, but as of January 2021, every one of those medical licenses converted to a dual license.

#### Arizona Licenses and Regulations

Arizona medical and adult-use licenses are valid for two years. At least 30 days before the expiration date of the license, licensees are required to submit a renewal application that the requisite renewal application fees are paid, the renewal application is submitted within the timeframe required, and there are no material violations noted against the applicable licenses, we would expect to receive the applicable renewed license in the ordinary course of business. While our compliance controls have been developed to mitigate the risk of any material violations of a license arising, there is no assurance that our licenses will be renewed in the future in a timely manner. Any unexpected delays or costs associated with the licensing renewal process could impede our ongoing or planned operations and have a material adverse effect on our business, financial condition, results of operations, or prospects.

Arizona is a vertically integrated system so that each license permits the holder to acquire, cultivate, process, manufacture, transfer, supply, and/or dispense medical and/or adult-use marijuana in compliance with the AMMA and ADHS rules and regulations.

#### Arizona Dispensing Requirements

The AZ Marijuana Programs do not designate marijuana or marijuana products as medical or adult-use until the point-of-sale. As such, any licensed facility can transfer and sell marijuana and marijuana products to both licensed medical and adult-use operators. Each facility maintained under a dual license has received an approval to operate under the AMMA or SSAA. The retail facility for dual licensees is subject to both the AMMA and SSAA, but is generally inspected by the ADHS under the SSAA. However, a dual licensees' other facilities (i.e., cultivation/manufacturing) are licensed under the medical program unless the dual licensee applied to ADHS to operate under only the SSAA.

#### AMMA

In order to dispense medical cannabis to a qualifying patient or designated caregiver, a licensed dispensary is required to (1) verify the qualifying patient's or designated caregiver's identity, (2) offer appropriate patient education or support materials, (3) make available testing results related to the product sought, if requested by the qualifying patient or designated caregiver, (4) enter the qualifying patient's or designated caregiver's registry identification number on the identification card presented into the medical marijuana electronic verification system, (5) verify the validity of the identification card presented, (6) verify that the amount of marijuana product to be dispensed would not cause the qualifying patient to exceed the regulatory limit, and (7) enter information into the medical cannabis electronic verification system regarding the amount of medical cannabis dispensed, whether it was dispensed directly to the qualifying customer or to a caregiver, the date and time of dispensing, the registry identification number of the facility agent, and the licensee's registry identification number.

For medical card holders, qualifying conditions include Alzheimer's disease, cachexia, cancer, chronic pain, Crohn's disease, glaucoma, hepatitis C, human immunodeficiency virus ("HIV") or acquired immune deficiency syndrome ("AIDS"), muscle spasms, nausea, post-traumatic stress disorder "(PTSD")", sclerosis, and seizures.

All product categories are allowed to be sold as either adult-use or medical, except edibles for adult-use consumers, which cannot be more than 10mg per serving or 100mg per package.

*SSAA*

In order to dispense adult-use marijuana to consumers, a licensed retail facility is required to (1) verify that the consumer is 21 years of age or older, (2) make available the results of testing of the marijuana or marijuana product, if requested by the consumer, and (3) ensure that the amount of marijuana or marijuana product to be sold to the consumer does not exceed one ounce of marijuana, with not more than five grams being in the form of a marijuana concentrate.

*Arizona Requirements Relating to Recordkeeping and Inventory Control*

Licensed operators are required by regulation to utilize an inventory control system that documents (1) daily updated inventory amounts of marijuana and marijuana products, (2) acquisitions of marijuana from the licensee's own facilities, other licensed operators, qualifying patients or designated caregivers (under the AMMA only), (3) information related to batches of marijuana cultivated by the licensee, (4) information regarding provision of medical marijuana to other dispensaries, (5) information relating to required testing of marijuana products, and (6) the disposition of marijuana products determined not to be dispensed to a customer or to be included in manufacturing a marijuana product. Licensed dispensaries are additionally required to keep records regarding qualifying customers/patients that: (1) include dated entries from registered dispensary agents regarding dispensing, (2) are safeguarded against unauthorized access and tampering, (3) include documentation of requests by qualifying customers and caregivers regarding marijuana products and educational materials.

*Arizona Requirements Relating to Security and Transportation*

Licensed operators are permitted to transport cannabis and cannabis products between the licensee's own licensed facilities, including retail facilities and cultivation/manufacturing sites, qualifying licensed third-party operators, and licensed analytical laboratories. Licensed operators are required to complete a comprehensive trip plan prior to transport that describes the products being transported, the time of the trip, the anticipated route, and the "Facility Agents" transporting and receiving the marijuana or marijuana products. During transportation, facility agents are required to (among other things) use unmarked vehicles, hide cannabis and cannabis products from view, and communicate with the licensed operator. Licensed operators are required to keep records of trip plans for ADHS inspection.

Licensed operators are also required to implement a variety of security measures to protect retail and cultivation/manufacturing sites from unauthorized access, including: (1) intrusion detection devices, (2) exterior lighting, (3) video cameras covering the entrances and exits of limited access areas and facilities, as well as point of sale locations and grow rooms, (4) failure notification systems, (5) battery backup for cameras and other equipment, and (6) panic buttons on the interior of facilities. Licensed operators are also required to implement policies and procedures that: (1) restrict access to the areas of the licensed facility that contain marijuana, (2) provide for identification of authorized individuals, (3) prevent loitering, (4) outline the conduct of electronic monitoring, and (5) outline the use of panic buttons.

*Arizona Reporting Requirements*

For medical sales, the State of Arizona uses the ADHS Medical Marijuana Verification System ("ADHS MMV") to validate card holders, verify allotment amounts and track all retail transactions for Arizona qualified customers. The ADHS MMV system is also used annually by license holders to renew a medical-only dispensary registration certificate, if applicable.

While ADHS requires the internal tracking of marijuana and marijuana products, the SSAA does not require licensees to procure, develop, acquire and maintain a system to track marijuana and marijuana products at all points of cultivation, manufacturing, and sale until December 31, 2023, at the latest.

We use Leaf Logix software as our computerized, seed-to-sale tracking and inventory system. Individual licensees whether directly or through third- party integration systems are required to capture and retain all information pertaining to the acquisition, possession, cultivation, manufacturing, delivery, transfer, transportation, supplying, selling, distributing, or dispensing of medical marijuana, to meet all reporting requirements for the State of Arizona.

*ADHS Inspections*

The ADHS oversees licensing for medical marijuana and adult-use marijuana. The Arizona market is divided into four classes of licenses: (1) medical-only licenses, (2) adult-use only social equity licenses, (3) dual licenses, and (4) small county "back-fill" licenses. Each license grants the licensee the ability to have one retail facility, one cultivation site attached to the retail facility, one processing site, and one cultivation site (dual licensees are permitted only one retail site). License holders must operate a retail facility but are not required to establish other vertically integrated operations. As such, processing and cultivation sites can be leased to third-party operators. Arizona, however, does not recognize third-party operators and the license holder is responsible for compliance. As such, a third-party operator and its employees are agents of the licensed operator, notwithstanding agreements to the contrary.

See Appendix A to this Annual Report on Form 10-K for a list of the licenses associated with the Company's operations in Arizona.

### *Regulation of the Cannabis Market in California*

In 1996, California voters passed Proposition 215, the Compassionate Use Act of 1996. This provided an affirmative defense for defendants charged with the use, possession, and cultivation of medical cannabis by customers with a physician recommendation for treatment of cancer, anorexia, AIDS, chronic pain, spasticity, glaucoma, arthritis, migraine, or any other illness for which cannabis provides relief.

In September 2015, the California legislature passed three bills collectively known as the Medical Marijuana Regulation and Safety Act ("MMRSA"). The MMRSA established a licensing and regulatory framework for medical marijuana businesses in California. In November 2016, voters in California passed Proposition 64, the Adult Use of Marijuana Act ("AUMA"), creating an adult-use cannabis program for consumers 21 years of age or older. AUMA created a licensing system for commercial marijuana businesses. On June 2017, Governor Brown signed SB-94 into law. SB-94 combined elements of MMRSA and AUMA into one state licensing structure for both medical and adult-use under the "Medicinal and Adult-Use of Cannabis Regulation and Safety Act" "MAUCRSA").

Pursuant to MAUCRSA, three licensing agencies were initially established for the purpose of regulating and licensing California cannabis operators (collectively, the "Licensing Agencies"): the Bureau of Cannabis Control ("BCC"), California Department of Food and Agriculture ("CDFA"), and the California Department of Public Health ("CDPH"). In July of 2021, Governor Gavin Newsom signed Assembly Bill 141 ("AB 141") which consolidated the three former state cannabis authorities into a single, new department now known as the Department of Cannabis Control (the "Department"). The Department oversees and regulates all commercial cannabis activities. Operators must apply to the Department for their licenses. On or about September 15, 2021, the Department filed emergency regulations to consolidate, clarify, and make consistent marijuana regulations to the California Office of Administrative Law. These regulations created consistent standards for marijuana licensees across all license types by aligning application requirements, unifying terminology, and clarifying ownership and financial interest requirements. The emergency regulations remained in place while the Department conducted a full rulemaking process to adopt final regulations. The final regulations have been in effect since November 7, 2022.

One of the central features of MAUCRSA is known as "local control." In order to legally operate a medical or adult-use marijuana business in California, an operator must have both a local and state license. This requires license-holders to operate in cities or counties with marijuana licensing programs. Cities and counties in California are also allowed to limit the number of licenses issued locally or even ban all marijuana licenses completely.

Once an operator obtains local approval, the operator must obtain state licenses before conducting any commercial marijuana activity. There are multiple license categories that cover all commercial activity. Categories include: (1) cultivation/nurseries/processors, (2) testing laboratories, (3) distributors/transporters, (4) retailers (including delivery), (5) microbusinesses, (6) event organizers, and (7) manufacturers. Categories of licenses are further broken down into subtypes. For example, there are multiple types of cultivation licenses available depending upon the size of the cultivation operation and whether the operation is indoors/outdoors or uses mixed lighting. Different manufacturing licenses are available depending upon whether volatile or nonvolatile solvents are used. Retail licenses are available depending upon whether the retailer operates from a storefront or a non-storefront.

### *The Cannabis Supply Chain in California*

In California, local law may determine whether plants must be cultivated outdoors, using mixed-light methods, or fully indoors. Cultivators must also obtain seeds, clones, teens, or other immature plants from licensed nurseries through the traceability system.

The cultivation, processing, and movement of cannabis within the state are tracked by the California Cannabis Track and Trace System's METRC software. All licensees are required to input their track and trace data (either manually or using another software that automatically uploads to METRC). Immature plants must be assigned a Unique Identifier number ("UID") which then remains associated with that specific plant's flowers and biomass as it moves through the supply chain to the consumer. Each licensee in the supply chain is required to meticulously log any processing, packaging, and sales associated with that UID.

When cannabis plants mature and complete their life cycle, they are harvested, cured, and trimmed in preparation for being sold to processors, distributors, or manufacturers. Cultivators have two main products: flowers, or "buds," and the biomass, or "trim," which is typically removed from the mature flowers. Trim is commonly sold to manufacturers for further processing into cannabis extracts. Buds may also be sold to manufacturers or distributors for sale to retailers. The cultivator may package and label its cannabis flowers directly or sell flowers in bulk, allowing distributors to package and label the flower.

Manufactured marijuana goods sold or transferred to a distributor for final retail sale must be in final packaging. Distributors may not repackage manufactured marijuana goods. The California State cultivation tax initially imposed on marijuana that enters the commercial market ended as of July 1, 2022.

California restricts the transportation of marijuana to licensed distributors. Some cultivators and manufacturers maintain their own distribution licenses in order to handle transportation directly, while others contract with third-party licensed distributors for transportation services. Distributors may or may not take possession of the marijuana and marijuana products, and like alcohol distribution, some retailers limit sales to a particular distributor's brand portfolio. Brands may market products to retailers directly or only to distributors.

Distributors are the point in the supply chain where final quality assurance testing is performed on products before they go to a retailer. Retailers may not accept or sell products without an accompanying and compliant Certificate of Analysis ("COA"). Distributors must clearly segregate the product awaiting testing from the product that has already passed testing at their licensed premises until an employee of a licensed testing laboratory comes to their premises and obtains samples from any and all goods proposed to be sold at retail. Cannabis and cannabis products are issued either a "pass" or "fail" by the testing laboratory. Under some circumstances, the Department's regulations allow for failing product to be "remediated" or to be re-labeled to more accurately reflect the COA results.

*California Dispensing Requirements*

California requires specific warnings, images, and information regarding package contents to be printed on all cannabis packaging. The Department's regulations also require packaging to be both tamper-evident and child-resistant. Distributors and retailers are independently responsible for confirming that products are properly labeled and packaged prior to the consumer sale.

Consumers aged 21 and up may purchase cannabis in California from a dispensary with an "adult-use" license. Some localities still only allow medicinal dispensaries. Consumers aged 18 and up with a valid physician's recommendation may purchase cannabis from a medicinal-only dispensary or an adult-use dispensary. Consumers without valid physician's recommendations may not purchase cannabis from a medicinal-only dispensary. All cannabis businesses are prohibited from hiring employees under the age of 21.

*California Security Requirements*

In California, local law may determine whether plants must be cultivated outdoors, using mixed-light methods, or fully indoors. Cultivators must also obtain seeds, clones, teens, or other immature plants from licensed nurseries through the traceability system.

The cultivation, processing, and movement of cannabis within the state are tracked by METRC. All licensees are required to input their track and trace data (either manually or using another software that automatically uploads to METRC). Immature plants must be assigned a Unique Identifier number ("UID") which then remains associated with that specific plant's flowers and biomass as it moves through the supply chain to the consumer. Each licensee in the supply chain is required to meticulously log any processing, packaging, and sales associated with that UID.

When cannabis plants mature and complete their life cycle, they are harvested, cured, and trimmed in preparation for being sold to processors, distributors, or manufacturers. Cultivators have two main products: flowers, or "buds," and the biomass, or "trim," which is typically removed from the mature flowers. Trim is commonly sold to manufacturers for further processing into cannabis extracts. Buds may also be sold to manufacturers or distributors for sale to retailers. The cultivator may package and label its cannabis flowers directly or sell flowers in bulk, allowing distributors to package and label the flower.

Manufactured cannabis goods solod or transferred to a distributor for final retail sale by a manufacturer must be in final packaging. Distributors may not repackage.

*California Inspections*

All licensees are subject to random inspections of their premises by the Department. If an inspection identifies any noncompliance of a licensee, the Department may issue notices to correct, or notices of violation, fines, or take other disciplinary action that may include cancellation of a license.

See Appendix A to this Annual Report on Form 10-K for a list of the licenses associated with the Company's operations in California.

***Regulation of the Medical and Adult-Use Market in Colorado***

In 2000, Colorado voters passed Amendment 20, an amendment to the state constitution decriminalizing certain amounts of cannabis for medicinal purposes. The amendment created a regulatory system for granting patient registry cards authorizing individuals with debilitating medical conditions to have and use up to two ounces of a usable form of cannabis and no more than six cannabis plants. The amendment also created a regulatory system for granting patient registry cards authorizing individuals with debilitating medical conditions to have and use limited quantities of cannabis, and an affirmative defense under Colorado criminal law for any cardholder or their primary caregiver to charges of violating state drugs laws. In 2010, the Colorado legislature passed H.B. 10-1284, which enacted the Colorado Medical Marijuana Code, a framework regulating the growth, sale, and distribution of cannabis by licensed dispensaries, administered by the Colorado Department of Public Health and Environment.

In 2012, Colorado voted passed Amendment 64, legalizing the recreational use of cannabis in Colorado. Among other provisions, the amendment legalized the cultivation, manufacturing, processing, and sale of cannabis to adults 21 years of age or older. Amendment 64 also directed the Colorado Department of Revenue ("DOR") to establish a comprehensive framework of regulation and enforcement governing licensed cannabis businesses. The Colorado Marijuana Enforcement Division ("MED") is the licensing and regulatory agency overseeing all recreational and medical cannabis businesses in Colorado. In 2019, legislators passed statutes updating, among other things, the state's cannabis laws to allow for new sources of investment in the Colorado cannabis industry, including by publicly traded companies and created accompanying disclosure requirements.

In Colorado, marijuana businesses must comply with local licensing requirements in addition to state licensing requirements in order to operate. Colorado localities are allowed to limit or prohibit the operation of cannabis cultivation facilities, product manufacturing facilities or retail dispensary facilities.

There are multiple license categories that cover all commercial activity. Categories include: (1) medical/retail cultivation, (2) medical/retail stores, (3) medical/retail manufacturers, (4) medical/retail transporters, (5) retail hospitality and sales, (6) medical/retail cannabis business operator and (6) medical/retail testing facilities. Categories of licenses are further broken down into subtypes. For example, there are multiple types of cultivation licenses available depending upon the size of the cultivation operation. Licensees may also apply for permits that allow for the conduct of additional business functions such as centralized distribution, delivery, and off-premises storage.

Each facility is authorized to engage only in the type of activity for which it is licensed. Licenses are valid for one year from the date of issuance. Before expiration, licensees are required to submit a renewal application.

To acquire a license, the individuals and entities who own or control the licensee must be vetted by the State to determine whether they are suitable under Colorado law to operate a license. Generally, any natural person or entity that holds an equity or voting interest 10% or greater (directly or indirectly) in the licensee must be disclosed and vetted for suitability. All board members and corporate officers of the licensee must be disclosed and vetted, including board members and corporate officers of the entity-owners with 10% or greater interest. Additionally, those who exercise an inordinate amount of control over a licensee—whether through financing, IP agreements, management agreements, or some combination thereof, can also be considered "controlling beneficial owners" by the MED and subsequently be required to undergo vetting for suitability. Colorado licensing requirements largely do not respect anonymity in ownership regularly pierce corporate veils to determine the natural people who ultimately control a given license.

Local authorities also grant licenses to conduct cannabis businesses within their jurisdiction, and DOR licensing for a cannabis business is conditioned on approval from the local authorities. An applicant is prohibited from operating a cannabis business prior to obtaining all necessary licenses, registrations, permits, or approvals from both the State licensing authority and local licensing authorities.

*Colorado Security Requirements*

Colorado law requires that all licensees have a security alarm system and must ensure that their premises are continuously monitored. Licenses must also use commercial-grade non-residential door locks at all points of ingress and egress. All licensed cannabis businesses are required to utilize video surveillance and camera recording systems, which at a minimum, must consist of digital or network video recorders, video monitors, digital archiving devices, and a color printer capable of delivering still photos. Such equipment must be stored in a secure area that is only accessible to the licensee's management staff. In addition to other requirements, all video surveillance equipment must be equipped with a failure notification system that provides prompt notification to the licensee of any prolonged surveillance interruption and/or complete failure of the surveillance system.

*Colorado Inspections*

The MED and local licensing authorities may conduct announced or unannounced inspections of licensees to determine compliance with applicable laws and regulations. Licensees may also be subject to inspection of the licensed premises by the local fire department, building inspector, or code enforcement officer to confirm that no health or safety concerns are present.

*Colorado Reporting Requirements*

Colorado uses METRC as the MED's marijuana inventory tracking system for all medical and adult use licensees. Marijuana is required to be tracked and reported with specific data points from seed to sale through METRC for compliance purposes under Colorado marijuana laws and regulations. This tracking is conducted by using electronic tags on plants and shipments between licensees and facilities.

See Appendix A to this Annual Report on Form 10-K for a list of the licenses associated with the Company's operations in Colorado.

### *Regulation of the Medical and Adult-Use Marijuana Markets in Connecticut*

In 2012, Connecticut has authorized cultivation, possession, and distribution of cannabis for medical purposes by certain licensed Connecticut cannabis businesses. The Medical Marijuana Program ("MMP"), registers qualifying patients, primary caregivers, Dispensary Facilities, or DFs, and Dispensary Facility Employees, or DFEs. The MMP was established by Connecticut General Statutes §§ 21a-408–21a429. DFs and production facilities are separately licensed.

The MMP is administered by the Department of Consumer Protection ("DCP"). Patients with qualifying debilitating medical conditions qualify to participate in the program, including patients with such conditions include but are not limited to cancer, glaucoma, positive status for HIV, AIDS, Parkinson's disease, or multiple sclerosis (MS). A physician , physician's assistant or advanced practice registered nurse must issue a written certification for an MMP patient, and the qualifying patient or caregiver must choose one designated DF where the patient's cannabis will be obtained. In Connecticut, marijuana may not be produced or dispensed without the appropriate license.

When the DCP determines that additional licenses for DFs should be granted, it publishes a notice of open applications for DF licenses. This notice must include the maximum number of licenses to be granted, the deadline for receipt of applications, and the criteria that will be considered when awarding the licenses. Such criteria must include character and fitness of any person who may have control or influence over the operation of the proposed DF; the location for the proposed DF; the applicant's ability to maintain adequate controls against the diversion, theft, or loss of cannabis; the applicant's ability to maintain the knowledge, understanding, judgment, procedures, security controls, and ethics to ensure optimal safety and accuracy in the dispensing and sale of cannabis; and the extent to which the applicant or any of the applicant's DF backers have a financial interest in another licensee, registrant, or applicant.

Applicants for DF licenses must identify, among other things, the proposed DF location, financial statements, criminal background check applications for the applicant and applicant's backers, a plan to prevent theft and diversion, and a blueprint of the proposed DF. There are currently 18 DFs.

*Connecticut Dispensary Facility Requirements (Medical)*

A DF may not dispense marijuana from, obtain marijuana from, or transfer marijuana to a location outside of the state of Connecticut.

- DFs may dispense and sell marijuana to a qualifying patient or primary caregiver registered who is registered with the DCP or to a research program subject pursuant to the protocols of a research program approved by the Commissioner.

- A DF may also transport and deliver marijuana to a hospice or other licensed inpatient care facility, an approved laboratory, and directly to a qualifying patient.

Only a pharmacist licensed as a dispensary may dispense cannabis, and only a dispensary or dispensary technician may sell cannabis to qualifying customers, primary caregivers, or research program subjects who are registered with the DCP. No person associated with a DF may enter into any agreement with a certifying health care provider or health care facility concerning the provision of services or equipment that may adversely affect any person's freedom to choose the DF at which the qualifying customer or primary caregiver will purchase cannabis, except in the case of an approved research program. All DFEs must, at all times while at the DF, have their current dispensary license, dispensary technician registration, or DFE registration available for inspection by the Commissioner or the DCP. The DF shall establish, implement and adhere to a written alcohol-free, drug-free, and smoke-free workplace policy, which must be available to the DCP upon request. Cannabis may not be applied, ingested, or consumed inside a DF.

Each DF must make publicly available the price of all its cannabis products to prospective qualifying patients and primary caregivers. As of December 9, 2022, the DCP increased the monthly allotments for qualifying patients from 3.0 ounces to 5.0 ounces. All cannabis must be sold in child-resistant, sealed containers except upon a written request from the qualifying patient or primary caregiver. All products sold to the qualifying patient or primary caregiver must be placed in an opaque package that shall not indicate the contents of the package, the originating facility, or in any other way cause another person to believe that the package may contain cannabis. Each DF must also provide information to qualifying patients and primary caregivers regarding the possession and use of cannabis. The DF manager must submit all informational material to the Commissioner for approval prior to such information being provided to qualifying patients and primary caregivers.

*Connecticut Security and Storage Requirements (Medical)*

All facilities must have an adequate security system to prevent and detect the loss of cannabis. These systems must use commercial grade equipment, including perimeter alarms, motion detectors, video cameras with 24-hour recordings (which must be retained for at least 30 days), silent alarms, panic alarms, a failure notification system, and the ability to remain operational during a power outage. Each facility must also have a backup alarm system approved by the Commissioner. The outside perimeter of every facility must be well-lit. All equipment must be kept in good working order and tested at least twice per year.

No person may enter the area where cannabis is dispensed and sold unless such person is licensed or registered by the DCP; such person's responsibilities necessitate access to the dispensary department and then for only as long as necessary to perform the person's job duties; or such person has a patient or caregiver registration certificate, in which case such person must not be permitted behind the service counter or in other areas where cannabis is stored.

*Connecticut Transportation Requirements*

Prior to transporting any cannabis or cannabis product, a DF must complete a shipping manifest using a form prescribed by the Commissioner and securely transmit a copy of the manifest to the laboratory, research program location, hospice, or other inpatient care facility that will receive the products and to the DCP at least 24 hours prior to transport. These manifests must be maintained and made available to the DCP. Cannabis may only be transported in a locked, secure storage compartment that is part of the vehicle transporting the cannabis. This compartment may not be visible from outside the vehicle. Routes must be randomized.

All transport vehicles must be staffed with a minimum of two employees. At least one delivery team member is required to remain with the vehicle at all times that the vehicle contains cannabis. A delivery team member must have access to a secure form of communication with employees at the originating facility at all times that the vehicle contains cannabis. A delivery team member must physically possess a department-issued identification card at all times when transporting or delivering cannabis and must produce it to the Commissioner or law enforcement official upon request.

No cannabis may be sold, dispensed, or distributed via a delivery service or any other manner outside of a DF without the approval of DCP. Beginning on July 1, 2021, DFs were permitted to deliver medical marijuana to a patient using the DFR's employees; this authorization will expire 30 days after the first five delivery service licensees have commenced public operation. A primary caregiver may deliver cannabis to the caregiver's qualified patient and a DFE may deliver to a hospice or other inpatient care facility licensed by the Department of Public Health that has a protocol for handling and distributing cannabis that has been approved by the DCP.

*Inspections by the Commissioner*

All documents required to be kept by a facility must be maintained in an auditable format for no less than three years. These records must be provided to the Commissioner or an authorized delegate immediately upon request. Additionally, the Commissioner and authorized delegates may enter any place, including a vehicle, where cannabis is held, produced, or otherwise handled, and inspect in a reasonable manner such place and all pertinent items and documents within it.

*Regulation of the Connecticut Adult-Use Marijuana Market*

On June 22, 2021, Governor Ned Lamont signed into law Senate Bill 1201, the Responsible and Equitable Regulation of Adult-Use Cannabis Act ("RERACA"), authorizing the possession of certain quantities of marijuana for adults over the age of 21, effective

July 1, 2021, and creates a framework for the regulation of adult-use marijuana cultivation, production, distribution, and sale to consumers over the age of 21. On October 1, 2021, the DCP issued operational policies and procedures and implemented the licensing framework for the cultivators, micro-cultivators, product manufacturers, food and beverage manufacturers, product packagers, retailers, hybrid retailers, transporters, and delivery services.

Half of the licenses are to be granted to social equity applicants—defined as people who have lived in geographic areas disproportionately impacted by the war on drugs and who make no more than three times the state's median income. Beginning on February 4, 2022, the state's existing medical marijuana dispensaries were permitted to convert to "hybrid retailers" without applying to the lottery process for new licenses, to serve both medical and adult-use consumers. In order to convert, applicants must have a Social Equity Council-approved workforce development plan and pay a fee of $1 million, or $500,000 if the dispensary has committed to creating at least one equity joint venture. Hybrid retailers must maintain a licensed pharmacist on premises at all times when the hybrid retail location is open to the public or to qualifying patients and caregivers. The hybrid retailer must also accommodate an expedited method of entry that allows for priority entrance into the premises for qualifying patients and caregivers. Additionally, the license conversion requires a DF to submit to, and obtain approval from the DCP for, a detailed medical marijuana preservation plan for how it will prioritize sales and access to medical marijuana products for qualifying patients, including, but not limited to, managing customer traffic flow, preventing supply shortages, providing delivery services and ensuring appropriate staffing safeguards. On November 22, 2022 and December 9, 2022, DCP announced that several MMP licensees successfully completed the license conversion process to additionally serve the adult-use marijuana market including three producers and nine DP's.

In February 2023, Trulieve obtained a license as a hybrid retailer and began adult-use cannabis sales in the state.

See Appendix A to this Annual Report on Form 10-K for a list of the licenses associated with the Company's operations in Connecticut.

### *Regulation of the Medical Marijuana Market in Florida*

In 2014, the Florida Legislature passed the Compassionate Use Act, or CUA, which was a low-THC (CBD) law, allowing marijuana containing not more than 0. 8% THC to be sold to patients diagnosed with severe seizures or muscle spasms and cancer. The CUA created a competitive licensing structure and initially allowed for one vertically integrated license to be awarded in each of five regions. The CUA set forth the criteria for applicants as well as the minimum qualifying criteria, which included the requirement to hold a nursery certificate evidencing the capacity to cultivate a minimum of 400,000 plants, to be operated by a nurseryman, and to be a registered nursery for at least 30 continuous years. The CUA also created a state registry to track dispensations. In 2016, the Florida Legislature passed the Right to Try Act ("RTA"), which expanded the State's medical marijuana program to allow for full potency THC products to be sold as "medical marijuana" to qualified patients.

In November of 2016, the Florida Medical Marijuana Legalization ballot initiative (referred to herein as the "Initiative") to expand the medical marijuana program under the RTA was approved by 71.3% of voters, thereby amending the Florida constitution. The Initiative is now codified as Article X, Section 29 of the Florida Constitution. The Initiative expanded the list of qualifying medical conditions to include cancer, epilepsy, glaucoma, HIV and AIDS, ALS, Crohn's disease, Parkinson's disease, PTSD, multiple sclerosis, and other debilitating medical conditions of the same kind or class or comparable to those other qualifying conditions and for which a physician believes the benefits outweigh the risks to the patient. The Initiative also provided for the implementation of State-issued medical marijuana identification cards. In 2017, the Florida Legislature passed legislation implementing the constitutional amendment and further codifying the changes outlined in the constitution into law. The 2017 law provides for the issuance of 10 licenses to specific entities and another four licenses to be issued for every 100,000 active qualified patients added to the registry. The 2017 law also initially limited license holders to a maximum of 25 dispensary locations with the ability to purchase additional dispensary locations from one another and for an additional five locations to be allowed by the State for every 100,000 active qualified patients added to the registry. The 2017 legislation's cap on dispensing facilities expired in April 2020.

Under Florida law, a licensee is required to cultivate, process, and dispense medical marijuana. Licenses are issued by the Florida Department of Health, Office of Medical Marijuana Use, or OMMU, and may be renewed biennially. Trulieve US received its most recent license renewal on July 24, 2020, and is classified as a Medical Marijuana Treatment Center, or MMTC, under Florida law.

There is no state-imposed limitation on the permitted size of cultivation or processing facilities in Florida, nor is there a limit on the number of plants that may be grown. The is expected to issue anywhere from 18-22 new MMTC licenses, depending on the number of registered patients at the start of the application process, beginning in 2022 with the issuance of a single license to a recognized class member of Pigford v. Glickman, 185 F.R.D. 82 (D.D.C. 1999) or In re Black Farmers Litigation, 856 F. Supp. 2d 1 (D.D.C. 2011).

Under our license, we are permitted to sell marijuana to those customers who are entered into Florida's electronic medical marijuana use registry by a qualified physician and possess a state-issued medical marijuana identification card and a valid certification from the qualified physician. The physician determines customer eligibility as well as the routes of administration (e.g., topical, oral, inhalation sublingual, suppository, edible, and smoking marijuana) and the number of milligrams per day a customer is able to obtain under the program. The physician may order a certification for up to three 70-day supply limits of marijuana, following which the certification expires, and a physician must issue a new certification. The number of milligrams dispensed, the category of marijuana (either low-THC or medical marijuana), and whether a delivery device, such as a vaporizer, has been dispensed is all recorded in the registry for each customer transaction. In addition, smokable flower was approved by the legislature and signed into law in March 2019. Customers must obtain a specific recommendation from their physician to purchase smokable flower. The maximum amount a customer may obtain is 2.5 ounces (measured by weight) of smokable flower per 35-day supply.

We are authorized to sell a broad selection of products across various product categories. OMMU implemented rules regulating the production and sale of edible products in August of 2020, and the Company's Florida licensee shortly thereafter became the first MMTC to dispense edibles in Florida. OMMU implemented rules regulating the use of hydrocarbon solvents (e.g., N-butane, isobutane, propane, pentane, and heptane) for the extraction of derivative products in August 2021. Trulieve announced the first sale in Florida of hydrocarbon extraction-derived concentrate products in September 2021.

Dispensaries may be located in any location zoned as appropriate for a pharmacy throughout the State of Florida as long as the local government has not expressly prohibited MMTC dispensaries in their respective municipality. Additionally, dispensaries must be located more than 500 feet from a public or private elementary, middle, or secondary school. Following the adoption of the cap on total dispensaries by each MMTC, as discussed above, our Florida licensee filed a claim in the Court for the Second Judicial Circuit in Leon County challenging the dispensary cap and asking the Court to disregard the dispensary locations we had open and/or applied for prior to the limitation becoming effective. On February 4, 2019, we announced that we won our lawsuit in the trial court, with the court ruling that we may open an additional 14 dispensary locations based on these locations having previously vested. Moreover, the Court ruled that in the alternative, the statutory caps placed on the number of dispensaries allowed across the State were not only unconstitutionally added after Amendment 2 had been approved by voters but were also adversely impacting customer access. We have since settled our challenge with the Florida Department of Health. Our 14 dispensaries established before the statewide cap was enacted are now excluded from the statutory cap. The statutory cap expired in April 2020; thus, neither Trulieve US nor its competitors in Florida are subject to restrictions on the number of dispensaries that may be opened. As of January 12, 2023, we had 123 approved dispensaries in the State of Florida. In addition, our license allows us to deliver products directly to customers.

*Florida Reporting Requirements*

Florida law called for the OMMU to establish, maintain, and control a computer software tracking system that traces marijuana from seed to sale and allows real-time, 24-hour access by the OMMU to such data. The tracking system must allow for integration of other seed-to-sale systems and, at a minimum, include notification of certain events, including when cannabis seeds are planted, when marijuana plants are harvested and destroyed, and when cannabis is transported, sold, stolen, diverted, or lost. Each medical cannabis treatment center shall use the seed-to-sale tracking system established by the OMMU or integrate its own seed-to-sale tracking system with the seed-to-sale tracking system established by the OMMU. At this time, the OMMU has not implemented a statewide seed-to-sale tracking system; thus, we use our own seed-to-sale system. Additionally, the OMMU maintains a patient and physician registry, and licensees must comply with all requirements and regulations regarding the provision of required data or proof of key events to said system to retain their license. Florida requires all MMTCs to abide by representations made in their original application to the State of Florida or any subsequent variances to the same. The OMMU must approve any changes or expansions of previous representations and disclosures to the OMMU via an amendment or variance process.

*Florida Licensing Requirements*

Licenses issued by the OMMU may be renewed biennially so long as the licensee continues to meet the requirements of the Florida Statute 381.986 and pays a renewal fee. Individuals or entities who directly or indirectly own, control, or hold with power to vote five percent or more of the voting shares of a MMTC may not acquire direct or indirect ownership or control of any voting shares or other form of ownership of any other MMTC. Applicants must demonstrate (and licensed MMTC's must maintain) that: (i) they have been registered to do business in the State of Florida for the previous five years, (ii) they possess a valid certificate of registration issued by the Florida Department of Agriculture & Consumer Services, (iii) they have the technical and technological ability to cultivate and produce marijuana, including, but not limited to, low-THC marijuana, (iv) they have the ability to secure the premises, resources, and personnel necessary to operate as an MMTC, (v) they have the ability to maintain accountability of all raw materials, finished products, and any by-products to prevent diversion or unlawful access to or possession of these substances, (vi) they have an infrastructure reasonably located to dispense marijuana to registered qualified patients statewide or regionally as determined by the OMMU, (vii) they have the financial ability to maintain operations for the duration of the two-year approval cycle, including the provision of certified financial statements to the OMMU, (viii) all owners, officers, board members and managers have passed a Level II background screening, inclusive of fingerprinting, (ix) they ensure that a medical director is employed to supervise the activities of the MMTC, and (x) they have a diversity plan and veterans plan accompanied by a contractual process for establishing business relationships with veterans and minority contractors and/or employees. Upon approval of the application by the OMMU, the applicant must post a performance bond of up to US $5 million, which may be reduced to US $2 million once the licensee has served 1,000 patients (which Trulieve has accomplished).

There was a lawsuit that challenged essential aspects of the 2017 Legislation and OMMU regulations. In December 2017, Florigrown, LLC and other plaintiffs challenged aspects of the 2017 Legislation and OMMU regulations as unconstitutional due to: (1) requiring MMTCs to be vertically integrated (e.g., cultivate and process the cannabis to be sold at the MMTC's own licensed dispensaries); (2) the cap of total number of MMTC licenses in the State; and (3) the authorization of the OMMU to issue MMTC licenses to certain applicants that met criteria defined by the 2017 legislation. On October 18, 2019, a trial judge in the Circuit Court for Leon County ruled that Florigrown, LLC had a substantial likelihood of succeeding on its claims, holding that the vertical integration and licensing cap conflicted with the language in Article X, Section 29 and that the provisions in 2017 defining the criteria for eligibility for MMTC licensure constituted an impermissible "special law" under Article III, Section 11(a)(12) of the Florida Constitution. On July 10, 2019, an intermediate appellate court affirmed aspects of the Circuit Court for Leon County's ruling. On May 27, 2021, the Florida Supreme Court issued a 6-1 decision finding that Florigrown, LLC and the other plaintiffs did not demonstrate a substantial likelihood of success on the merits of any of its constitutional claims. In effect, the Florida Supreme Court's 6-1 decision upholds Florida's regulatory scheme.

*Florida Security and Storage Requirements for Cultivation, Processing and Dispensing Facilities*

Adequate outdoor lighting is required from dusk to dawn for all MMTC facilities. 24-hour per day video surveillance is required, and all MMTCs must maintain at least a rolling 45-day period that is made available to law enforcement and the OMMU upon demand. Alarm systems must be active at all items for all entry points and windows. Interior spaces must also have motion detectors, and all cameras must have an unobstructed view of key areas. Panic alarms must also be available for employees to be able to signal authorities when needed.

In dispensaries, the MMTC must provide a waiting area with a sufficient seating area. There must also be a minimum of one private consultation/education room for the privacy of the patient(s) and their caregiver (if applicable). The MMTC may only dispense products between 7:00 am and 9:00 pm. All active products must be kept in a secure location within the dispensary, and only empty packaging may be kept in the dispensary's general area, which is readily accessible to customers and visitors. No product or delivery devices may be on display in the waiting area.

An MMTC must at all times provide secure and logged access for all marijuana materials. This includes approved vaults or locked rooms. There must be at least two employees of the MMTC, or an approved security provider on-site at all times. All employees must wear proper identification badges, and visitors must be logged in and wear a visitor badge while on the premises. The MMTC must report to local law enforcement any loss, diversion, or theft of marijuana materials within 24 hours of becoming aware of such an occurrence.

*Florida Transportation Requirements*

When transporting marijuana to dispensaries or customers for delivery, a manifest must be prepared, and transportation must be done using an approved vehicle. The marijuana must be stored in a separate, locked area of the vehicle, and at all times while in transit, there must be two people in a delivery vehicle. During deliveries, one person must remain with the vehicle. The delivery employees must at all times have identification badges. The manifest must include the following information: (i) departure date and time; (ii) name, address, and license number of the originating MMTC; (iii) name and address of the receiving entity; (iv) the quantity and form of marijuana and delivery device; (v) arrival date and time; (vi) the make, model and license plate of the delivery vehicle; and (vii) the name and signatures of the MMTC delivery employees. The MMTC must keep these manifests for inspection for up to three years. During the delivery, a copy of the manifest is also provided to the recipient.

*OMMU Inspections in Florida*

The OMMU may conduct announced or unannounced inspections of MMTCs to determine compliance with applicable laws and regulations. The OMMU is to inspect an MMTC upon receiving a complaint or notice that the MMTC has dispensed marijuana containing mold, bacteria, or other contaminants that may cause an adverse effect to humans or the environment. The OMMU is to conduct at least a biennial inspection of each MMTC to evaluate the MMTC's records, personnel, equipment, security, sanitation practices, and quality assurance practices.

See Appendix A to this Annual Report on Form 10-K for details regarding the license associated with the Company's operations in Florida.

*Regulation of Medical Marijuana in Georgia*

On April 17, 2019, Georgia Governor Brian Kemp signed into law the Hope Act, which creates a regulatory scheme to permit the production of low-THC oil, that is, oil with a THC content of no greater than 5%, for provision to patients for medical purposes. In specific, the Hope Act created a seven-member Georgia Access to Cannabis Commission (the "GA Commission"), charged with drafting regulations to implement the low-THC oil program. Under the Hope Act, the GA Commission is permitted to issue up to six production licenses – two Class 1 licenses allowing up to 100,000 square feet of cultivation canopy each and four Class 2 licenses allowing up to 50,000 square feet of cultivation canopy each – and is also required to issue licenses to the University of Georgia and Fort Valley State University, in the event that either University chooses to participate, for cultivation and research regarding low-THC oil. The Hope Act envisions that the Georgia Board of Pharmacy would develop and oversee licensing criteria by which pharmacies would be permitted to dispense low-THC oil; the GA Commission is also expected to issue rules to license free-standing dispensaries. On July 24, 2021, the GA Commission announced its intention to award the two Class 1 and four Class 2 production licenses, including the award of one Class 1 license to Trulieve GA Inc. The regulations for the licensure of dispensaries have not yet been adopted, and so there are no currently licensed dispensaries in Georgia.

Georgia law requires eligible patients to obtain physician approval to be added to the Low THC Oil Registry, which is administered by the Georgia Department of Public Health. Qualifying conditions include: (1) end-stage cancer-producing wasting illness or recalcitrant nausea and vomiting,(2) severe or end-stage amyotrophic lateral sclerosis, (3) seizure disorders related to diagnosis of epilepsy or trauma-related head injuries, (4) multiple sclerosis, (5) Crohn's disease, (6) mitochondrial disease, (7) severe or end-stage Parkinson's disease, (8) severe or end-stage sickle cell disease, (9) severe Tourette's syndrome, (10) autism spectrum disorder when a patient is 18 years of age or older, or less than 18 years of age and diagnosed with severe autism, (11) epidermolysis bullosa, (12) severe or end-stage Alzheimer's diseases, (13) severe or end-stage AIDS, (14) severe or end-stage peripheral neuropathy, (15) inpatient or outpatient hospice treatment, (16) intractable pain, and (17) post-traumatic stress disorder resulting from direct exposure to or witnessing of a trauma for a patient who is at least 18 years of age. At present, Georgia law prohibits registered patients from ingesting low-THC oil through any manner that employs a heating element or similar means to produce vapors, including combustible products as well as vaporizers.

The Hope Act contemplates that the GA Commission will issue regulations in the following categories:

- to establish requirements related to quality control, security, and oversight of production. In particular, licensees will be required to establish security plans that include 24/7 monitoring and intrusion detection, recording and video storage systems, and licensed security personnel.

- to establish requirements related to secured transportation of low-THC oil products and tracking of deliveries.

- to prohibit pesticides in production, except for pesticides certified as organic by the Organic Materials Review Institute or a similar standards organization.

- to establish requirements related to testing for purity and dosage levels, and to ensure that product labels accurately reflect product content.

- to establish requirements for a track and trace system. In specific, the track and trace system will be operated by a GA Commission-approved vendor that licensees will be required to use. The system will need to be capable of tracking plants, products, and registered patient purchase totals, as well as waste, transfers, conversions, sales, and returns. It will also need to be able to track plants, low-THC oil, and products throughout the entire chain of custody, as well as monitor inventory and prevent theft, loss, and diversion. The track and trace system will provide real-time data to the GA Commission related to total low-THC oil daily sales, the total number of marijuana plants currently in production, and the number of plants destroyed or disposed of.

- to require licensees to collect and report data.

- to regulate marketing and signage related to low-THC oil, including prohibiting the direct advertisement of low-THC oil to registered patients or the public.

- to prohibit cultivation, processing, and dispensing facilities within 3,000 feet of schools, early care and education programs, and places of worship.

The GA Commission is also authorized to enforce the various regulatory requirements noted above, such as through inspections and collaboration with law enforcement.

See Appendix A to this Annual Report on Form 10-K for details regarding the license associated with the Company's operations in Georgia.

***Regulation of the Medical and Adult-Use Marijuana Markets in Maryland***

Maryland's state-regulated medical marijuana program became operational on December 1, 2017. The Maryland Medical Cannabis Commission (the "MMCC") regulates the state program and awarded operational licenses in a highly competitive application process. One hundred two dispensary licenses were awarded out of a pool of over 800 applicants, while an original fifteen cultivation licenses were awarded out of a pool of nearly 150 applicants. In April 2018, Maryland lawmakers agreed to expand the state's medical marijuana industry by authorizing an additional twenty licenses, seven for cultivation and thirteen for processing. The state program allows access to medical marijuana for patients with chronic or debilitating diseases or medical conditions, including but not limited to: chronic pain, nausea, seizures, glaucoma, PTSD, and other conditions which are severe and for which other treatments have been ineffective.

There are three principal medical marijuana license categories in Maryland: (1) grower, (2) processor, and (3) dispensary. We have control and/or ownership over one grower license, one processor license, and three dispensaries. All licenses are, as of the date hereof, active with the State of Maryland. The licenses are independently issued for each approved activity for use at our facilities in Maryland.

All grower, processor, and dispensary establishments must register with the MMCC under the provisions of the Maryland Medical Cannabis Law, Md. Code, Health-Gen § 13-3301 et seq., known as the Natalie M. LaPrade Medical Cannabis Commission. If applications contain all required information, establishments are issued a medical marijuana license.

Licenses are valid for a period of six years of initial licensure, and annual license fees must be paid to maintain licensure. After the expiration of the initial six-year licensure period, the licensee is required to renew the license every four years thereafter. Licensees are required to submit a renewal application per the guidelines published by the MMCC. Ninety days prior to the expiration of a license, the MMCC notifies the licensee of the date on which the license expires and provides the instructions and fee required to renew the license along with the consequences of failure to renew. At least 30 calendar days before a license expires, the licensee must submit the renewal application as provided by the MMCC. The annual licensing fee for a grower is $125,000, $40,000 for a processor, and $40,000 for a dispensary.

The medical grower license permits us to cultivate, manufacture, package, and distribute medical cannabis to licensed processors, licensed dispensaries, or registered independent testing laboratories. The medical processor license permits us to transform the medical cannabis into another product or extract and package and label medical cannabis. The dispensary licenses permit us to acquire, possess, repackage, process, transfer, transport, sell, distribute, or dispense products containing medical cannabis, related supplies, related products including tinctures, aerosols, oils, or ointments, or educational materials for use by a qualifying patient or caregiver.

*Maryland Dispensing Requirements (Medical)*

In order to dispense medical marijuana, a licensed dispensary is required to comply with various dispensing requirements: (1) require presentment of a written certification from a qualifying patient or caregiver, (2) query the MMCC's data network to verify that the patient is currently registered and has a certification from a provider, as well as the amount of medical marijuana that has already been dispensed pursuant to the written certification,(3) dispense no more than a 30-day supply, and (4) decline to dispense medical marijuana if the patient or caregiver appears to be under the influence of drugs or alcohol. Registered patients and caregivers are required to provide attestations relating to their knowledge of the status of medical marijuana under Maryland and Federal law, as well as limitations on the use of medical marijuana, such as keeping away from children and refraining from transfer to any other person.

*Maryland Requirements Relating to Recordkeeping and Inventory Control (Medical)*

Licensed growers are required to use a perpetual inventory system that identifies and tracks each lot of medical marijuana from the time of propagation to the time it is delivered to a licensed dispensary and dispensed to a qualified patient. The perpetual inventory system is required to be capable of tracking marijuana back to its original source and to promptly identify discrepancies. Each plant within the perpetual inventory system is required to be assigned a unique identifier that is traceable through the entire production and dispensing lifecycle. Licensees are required to investigate discrepancies identified by the perpetual inventory system and to report such discrepancies to the MMCC and Maryland State Police where the licensee finds evidence of theft or diversion.

Licensed growers, processors, and dispensaries are required to retain, independent of the required inventory control system, a searchable, secure, tamper-evident record of distribution regarding the names and addresses of recipients, the quantity provided, and the name, strength, batch number and lot number of the product provided. Such records must be available to certifying providers upon request. Licensees are also required to retain records of production and distribution of each batch and lot and of daily checklists to maintain uniformity from batch to batch, as well as a log of all visitors to licensed premises. Records must be kept in duplicate at a secure off-site location.

*Maryland Requirements Relating to Security (Medical)*

Licensees are required to take measures to ensure the safety and security of licensed premises such as: (1) constructing the premises so as to prevent unauthorized entry, (2) constructing secure rooms for the storage of marijuana that are not along the exterior wall of a facility and that have access-controlled entry, (3) utilizing exterior lighting fixtures to ensure proper surveillance, (4) installing security alarms covering perimeter entry points, which shall be continuously monitored, (5) installing separate alarm systems to protect on-site and off-site record storage areas, as well as areas used for marijuana storage, and (6) utilizing motion-activated video surveillance that covers entrances and exits to a facility, as well as any area that marijuana is packaged, tested, processed, stored, or dispensed.

*Maryland Reporting Requirements (Medical)*

The State of Maryland uses METRC as the state's computerized seed-to-sale tracking system. Individual licensees, whether directly or through third-party integration systems, are required to push data to the state to meet all reporting requirements. We use a third-party application for our computerized seed to sale software, which integrates with the state's METRC program and captures the required data points for growing, processing and, dispensing as required in the Maryland Medical Cannabis law.

*MMCC Inspections (Medical)*

Licensees are required to submit to announced and unannounced inspections by the MMCC, including but not limited to inspections based upon an allegation of noncompliance.

*Regulation of the Adult-Use Marijuana Market*

On November 8, 2022, Maryland voters approved a statewide referendum which legalizes marijuana for adults 21 years or older beginning in July 2023 and directs the Maryland State Legislature to pass laws for the use, distribution, regulation, and taxation of marijuana during the 2023 legislative session (January 11 – April 10, 2023). While sales may begin as early as July 1, 2023, the specifics surrounding the program's licensing structure and timeline will be determined within the statutory framework and related regulations promulgated thereafter which have not yet been determined.

See Appendix A to this Annual Report on Form 10-K for a list of the licenses associated with the Company's operations in Maryland.

**Regulation of the Medical and Adult-Use Marijuana Markets in Massachusetts**

The Commonwealth of Massachusetts authorizes the cultivation, possession, and distribution of marijuana for medical purposes by certain licensed Massachusetts marijuana businesses. The Medical Use of Marijuana Program, or MUMP, registers qualifying patients, personal caregivers, Medical Marijuana Treatment Centers, or MTCs, and MTC agents. The MUMP was established by Chapter 369 of the Acts of 2012, "An Act for the Humanitarian Medical Use of Marijuana," following the passage of the Massachusetts Medical Marijuana Initiative in the 2012 general election. MTC Licenses are vertically integrated licenses in that each MTC license holder must cultivate, process, and dispense medical marijuana. The Cannabis Control Commission, or CCC, assumed control of the MUMP from the Department of Public Health on December 23, 2018. The CCC approved revised regulations for the MUMP on November 30, 2020, and the revised regulations became effective on January 8, 2021.

The Commonwealth of Massachusetts Cannabis Control Commission, or CCC, regulations, 935 CMR 501.000 et seq. (referred to herein as the "Massachusetts Medical Regulations"), provide a regulatory framework that requires MTCs to cultivate, process, transport, and dispense medical cannabis in a vertically integrated marketplace. Patients with debilitating medical conditions qualify to participate in the program, including conditions such as cancer, glaucoma, positive status for HIV, AIDS, hepatitis C, amyotrophic lateral sclerosis (ALS), Crohn's disease, Parkinson's disease, and multiple sclerosis (MS) when such diseases are debilitating, and other debilitating conditions as determined in writing by a qualifying patient's healthcare provider.

*Massachusetts Licensing Requirements (Medical)*

The Massachusetts Medical Regulations delineate the licensing requirements for MTCs in Massachusetts. Licensed entities must demonstrate the following: (i) they are licensed and in good standing with the Secretary of the Commonwealth of Massachusetts; the Massachusetts Department of Revenue ("DOR"), and the Massachusetts Department of Unemployment Assistance ("DUA"); (ii) no person or entity has "Direct or Indirect Control" over more than three MTC licenses; (iii) under a single MTC License, a licensee may not operate more than two locations in Massachusetts at which medical marijuana is cultivated, marijuana infused products are manufactured, and marijuana is dispensed; (iv) MTC agents must be registered with the Massachusetts Cannabis Control Commission; (v) an MTC must have a program to provide reduced cost or free marijuana to patients with documented verifiable financial hardships; (vi) one executive of an MTC must register with the Massachusetts Department of Criminal Justice Information Services on behalf of the entity as an organization user of the Criminal Offender Record Information (CORI) system; (vii) the MTC applicant has initial capital resources of at least $500,000 in its control for its first license application and $400,000 for subsequent license applications, as evidenced by bank statements, lines of credit or equivalent; and (viii) payment of the required application fee.

MTC Licenses in Massachusetts are renewed annually. While renewals are granted annually, there is no ultimate expiry after which no renewals are permitted. Additionally, in respect of the renewal process, provided that the requisite renewal fees are paid, the renewal application is submitted in a timely manner, and there are no material violations noted against the applicable license, we would expect to receive the applicable renewed license in the ordinary course of business.

*Massachusetts Dispensary Requirements (Medical)*

An MTC must follow its written and approved operating procedures in the operation of its dispensary locations. Operating procedures must include (i) security measures in compliance with the Massachusetts Medical Regulations; (ii) employee security policies including personal safety and crime prevention techniques; (iii) hours of operation and after-hours contact information; (iv) a price list for marijuana products; (v) storage and waste disposal protocols in compliance with state law; (vi) a description of the various strains of marijuana that will be cultivated and dispensed, and the forms that will be dispensed; (vii) procedures to ensure accurate recordkeeping including inventory protocols; (viii) plans for quality control; (ix) a staffing plan and staffing records; (x) diversion identification and reporting protocols; (xi) policies and procedures for the handling of cash on MTC premises including storage, collection frequency and transport to financial institutions; (xii) emergency procedures and procedures to promote workplace safety; (xiii) alcohol, smoke and drug free workplace policies; (xiv) plan for maintaining confidential information and records; (xv) procedures for determining prices and provision of free or reduced costs marijuana and marijuana products to patients with verified financial hardships; (xvi) policies and procedures for energy efficiency and conservation; and (xvii) procedures for patient education activities. The siting of dispensary locations is expressly subject to local/municipal approvals pursuant to state law, and municipalities may impose local permitting and licensing requirements that an MTC must comply with. The Massachusetts Medical Regulations require that MTCs limit their inventory of seeds, plants, and usable marijuana to reflect the projected needs of registered qualifying patients. An MTC may only dispense to a registered qualifying patient or caregiver who has a currently valid certification.

*Massachusetts Security and Storage Requirements (Medical)*

An MTC must implement sufficient security measures to deter and prevent unauthorized entrance into areas containing marijuana and theft of marijuana at the MTC. These measures include, but are not limited to: (i) allowing only registered qualifying patients, caregivers, dispensary agents, authorized persons, or approved outside contractors access to the MTC facility; (ii) disposing of marijuana or by-products in compliance with the law; (iii) establishing limited access areas accessible only to authorized personnel; (iv) storing finished marijuana in a secure locked safe or vault; (v) keeping equipment, safes, vaults or secured areas securely locked; (vi) ensuring that the outside perimeter of the MTC is sufficiently lit to facilitate surveillance; and (vii) ensuring that landscaping or foliage outside of the MTC does not allow a person to conceal themselves. An MTC shall also utilize a security/alarm system that: (i) monitors entry and exit points and perimeter windows, (ii) includes a panic, duress, or holdup alarm, (iii) includes system failure notifications, (iv) includes 24-hour video surveillance of safes, vaults, sales areas, areas where marijuana is cultivated, processed or dispensed, and (v) includes date and time stamping of all recordings and the ability to produce a clear, color still photo. The security system shall have the capacity to remain operational during a power outage. The MTC must also maintain a backup alarm system with the capabilities of the primary system, and both systems are to be maintained in good working order and are to be inspected and tested at regular intervals.

*Massachusetts Transportation Requirements (Medical)*

Marijuana and marijuana-infused products, or MIPs, may be transported between licensed MTCs by MTC agents or agents of a licensed Marijuana Transporter on behalf of an MTC. MTCs or licensed Marijuana Couriers may, with CCC approval, transport marijuana or MIPS directly to registered qualifying customers and Caregivers as part of a home delivery program. An MTC shall staff transport vehicles with a minimum of two MTC agents. At least one agent shall remain with the vehicle when the vehicle contains marijuana or MIPs. Prior to leaving the origination location, an MTC must weigh, inventory, and account for, on video, the marijuana to be transported.

Marijuana products must be packaged in sealed, labeled, and tamper-proof or child-resistant packaging prior to and during transportation. An MTC shall ensure that transportation times and routes are randomized. Each MTC agent shall carry his or her CCC-issued Agent Registration Card when transporting marijuana or MIPs and shall produce it to CCC representatives or law enforcement officials upon request. Where videotaping is required when weighing, inventorying, and accounting of marijuana before transportation or after receipt, the video must show each product being weighed, the weight, and the manifest. An MTC must document and report any unusual discrepancy in weight or inventory to the CCC and local law enforcement within 24 hours.

An MTC shall report to the CCC and local law enforcement any vehicle accidents, diversions, losses, or other reportable incidents that occur during transport within 24 hours. Vehicles used in transportation must be owned or leased, be properly registered, and contain a GPS system that is monitored during transport of marijuana and said vehicle must be inspected and approved by the CCC prior to use.

During transit, an MTC must ensure that: (i) marijuana or MIPs are transported in a secure, locked storage compartment that is part of the vehicle transporting the marijuana or MIPs; (ii) the storage compartment cannot be easily removed (for example, bolts, fittings, straps or other types of fasteners may not be easily accessible and not capable of being manipulated with commonly available tools); (iii) marijuana or MIPs are not visible from outside the vehicle; (iv) product is transported in a vehicle that bears no markings indicating that the vehicle is being used to transport marijuana or MIPs. Each MTC agent transporting marijuana or MIPs shall have access to a secure form of communication with personnel at the origination location when the vehicle contains marijuana or MIPs.

*CCC Inspections (Medical)*

The CCC or its agents may inspect an MTC and affiliated vehicles at any time without prior notice. An MTC shall immediately, upon request, make available to the CCC information that may be relevant to a CCC inspection, and the CCC may direct an MTC to test marijuana for contaminants. Any violations found may be noted in a deficiency statement that will be provided to the MTC, and the MTC shall thereafter submit a Plan of Correction to the CCC outlining with particularity each deficiency and the timetable and steps to remediate the same. The CCC shall have the authority to suspend or revoke an MTC License in accordance with the applicable regulations.

*Regulation of the Adult-Use Marijuana Market in Massachusetts*

Adult-use marijuana has been legal in Massachusetts since December 15, 2016, following a ballot initiative in November of that year. The CCC licenses various types of adult-use marijuana businesses, including cultivators, product manufacturers, and retailers (referred to herein collectively as "Marijuana Establishments") pursuant to 935 CMR 500.000 et seq. The first adult-use marijuana facilities in Massachusetts began operating in November 2018. The CCC approved revised regulations for the adult-use program effective November 1, 2019, and January 8, 2021.

*Massachusetts Licensing Requirements (Adult-Use)*

Many of the same application requirements exist for an adult-use Marijuana Establishment license application as to those for a medical MTC application, and each person having "Direct or Indirect Control" must undergo background checks and fingerprinting with the CCC. Applicants must submit the location and identification of each site and must establish a property interest in the same, and the applicant and the local municipality must have entered into a host community agreement authorizing the location of the adult-use Marijuana Establishment within the municipality and a host community agreement certification form must be included in the application. Applicants must include disclosure of any regulatory actions against it by the Commonwealth of Massachusetts, as well as the civil, criminal, and administrative history of the applicant and all persons and entities having "Direct or Indirect Control." The application must include, amongst other information, a detailed summary describing the Marijuana Establishment's proposed operating policies, including security, prevention of diversion, storage, transportation, inventory procedures, quality control, dispensing procedures, personnel policies, record keeping, maintenance of financial records, diversity plans, and employee training protocols.

*Massachusetts Dispensary Requirements (Adult-Use)*

Marijuana retailers are subject to certain operational requirements in addition to those imposed on Marijuana Establishments generally. Dispensaries must immediately inspect consumers' identification to ensure that everyone who enters is at least 21 years of age. Dispensaries may not sell more than one ounce of marijuana or five grams of marijuana concentrate per transaction. Point-of-sale systems must be approved by the CCC, and retailers must record sales data. Records must be retained and available for auditing by the CCC and Department of Revenue. Retailers are required to conduct monthly analyses of equipment and sales data to determine that such systems have not been altered or interfered with to manipulate sales data, and to report any such discrepancies to the CCC.

Dispensaries must also make educational materials available to consumers in commonly spoken languages designated by the CCC, with analogous materials for visually- and hearing-impaired persons. Such materials must include:

- a warning that marijuana has not been analyzed or approved by the FDA, that there is limited information on side effects, that there may be health risks associated with using marijuana, and that it should be kept away from children;

- a warning that when under the influence of marijuana, driving is prohibited, and machinery should not be operated;

- information to assist in the selection of marijuana, describing the potential differing effects of various strains of marijuana, as well as various forms and routes of administration;

- materials offered to consumers to enable them to track the strains used and their associated effects;

- information describing proper dosage and titration for different routes of administration, with an emphasis on using the smallest amount possible to achieve the desired effect and the impact of potency;

- a discussion of tolerance, dependence, and withdrawal;

- facts regarding substance use disorder signs and symptoms, as well as referral information for substance use disorder treatment programs;

- a statement that consumers may not sell marijuana to any other individual;

- information regarding penalties for possession or distribution of marijuana in violation of Massachusetts law;

*Massachusetts Security and Storage Requirements (Adult-Use)*

Each Marijuana Establishment must implement sufficient security measures to deter and prevent unauthorized entrance into areas containing marijuana and theft of marijuana at the establishment. Massachusetts imposes robust security requirements on licensed establishments.

*Massachusetts Transportation Requirements (Adult-Use)*

Marijuana products may only be transported between licensed Marijuana Establishments by registered Marijuana Establishment agents. A licensed marijuana transporter may contract with a Marijuana Establishment to transport that licensee's marijuana products to other licensed establishments. All transported marijuana products are linked to the seed-to-sale tracking program. Any marijuana product that is undeliverable or is refused by the destination Marijuana Establishment shall be transported back to the originating establishment. All vehicles transporting marijuana products shall be staffed with a minimum of two Marijuana Establishment agents. Prior to the products leaving a Marijuana Establishment, the originating Marijuana Establishment must weigh, inventory, and account for, on video, all marijuana products to be transported. Within eight hours after arrival at the receiving Marijuana Establishment, the receiving establishment must re-weigh, re-inventory, and account for, on video, all marijuana products transported. Marijuana products must be packaged in sealed, labeled, and tamper or child-resistant packaging prior to and during transportation. A Marijuana Establishment or a marijuana transporter transporting marijuana products is required to ensure that all transportation times and routes are randomized and remain within Massachusetts.

Vehicles must additionally be equipped with a video system that includes one or more cameras in the storage area of the vehicle and one or more cameras in the driver area of the vehicle. The video cameras must remain operational at all times during the transportation process and have the ability to produce a clear color still photo, whether live or recorded, with a date and time stamp embedded, and that does not significantly obscure the picture.

Vehicles used for transport must be owned or leased by the Marijuana Establishment or transporter, and they must be properly registered, inspected, and insured in Massachusetts. Marijuana may not be visible from outside the vehicle, and it must be transported in a secure, locked storage compartment. Each vehicle must have a global positioning system, and any agent transporting marijuana must have access to a secure form of communication with the originating location.

*CCC Inspections*

The CCC or its agents may inspect a Marijuana Establishment and affiliated vehicles at any time without prior notice. All areas of a Marijuana Establishment, all Marijuana Establishment agents and activities, and all records are subject to such inspection. During an inspection, the CCC may direct a marijuana establishment to test marijuana for contaminants as specified by the CCC. Moreover, the CCC is authorized to conduct a secret shopper program to ensure compliance with all applicable laws and regulations.

*Regulatory Changes for Medical and Adult Use Marijuana in Massachusetts*

The CCC voted to adopt significant amendments of both the medical and adult-use marijuana regulations at its meeting on November 30, 2020. The new regulations became effective on January 8, 2021. Significant changes included:

- permitting Marijuana "Courier" Licensees to deliver directly to consumers from the premises of licensed marijuana retailer establishments and Marijuana Delivery Operators to purchase wholesale marijuana products directly from marijuana cultivation and product manufacturer establishments and deliver the products directly to consumers from the Delivery

Operator's warehouse location. Both Marijuana Courier and Marijuana Delivery Operator Licensees are reserved for at least 36 months from the date the first Delivery Operator Licensee receives a notice to commence operations from the CCC for companies majority-owned and controlled by certified Economic Empowerment Priority Applicants or Social Equity Program Participant Applicants, for which Trulieve does not qualify;

- permitting Personal Caregivers to be registered to care for more than one – and up to five – Registered Qualifying Patients at one time; and

- permitting non-Massachusetts residents receiving end-of-life or palliative care or cancer treatment in Massachusetts to become Registered Qualifying Patients.

See Appendix A to this Annual Report on Form 10-K for a list of the licenses associated with the Company's operations in Massachusetts.

### Regulation of the Medical Market in Ohio

On June 8, 2016, former Ohio Governor John Kasich signed House Bill 523 into law, sanctioning the use of marijuana for limited medical purposes and establishing a commercial marijuana regulatory regime. Qualifying conditions for access to medical marijuana under the program include, but are not limited to, chronic and severe pain, post-traumatic stress disorder and cancer. Ohio's medical cannabis program is regulated by both the Ohio Department of Commerce ("Department of Commerce") and the Ohio Board of Pharmacy ("Ohio Board"). The Department of Commerce is responsible for licensing cultivators, processors and testing laboratories, while the Ohio Board is responsible for registering patients and caregivers as well as licensing medical marijuana dispensaries. Final regulations governing the program, including applications for business licensure, the operation of commercial medical cannabis establishments, physician certifications and patient registration have been adopted.

*Ohio Licenses and Regulations*

Ohio's medical cannabis program allows businesses to be structured as for-profit entities and does not impose residency requirements for investment or ownership in a commercial cannabis license. Ohio's licensing structure permits, but does not require, vertical integration. Each license (cultivation, processor and dispensary) is issued on an individual basis for each facility type/function. There are three different types of processors — stand-alone, vertically integrated facilities and a plant-only processor, which is a cultivator who distributes plant material directly to dispensaries. Cultivators can grow, harvest, package, and transport medical marijuana. Dispensaries can sell medical marijuana to qualifying patients and caregivers. Processors can manufacture medical marijuana products.

Notably, there is a requirement that a dispensary license must have been continually operational for one year prior to any change of ownership. Common ownership between cultivation, processing and dispensing licenses is permitted, but prohibited for cannabis testing licensees. However, no one entity or person may own, have a financial interest in or significantly influence or control the activities of more than one cultivation license, more than one processing license or more than five dispensary licenses at any given time.

A license expires annually on the date it was issued. Facility Renewal Application and renewal fee must be submitted at least 30 days prior to the expiration date of the certificate of operation. Failure to do so may result in action from the state. A renewal application will be granted if the application is filed in a timely manner, the licensee submits the corresponding renewal fee, the department confirms that nothing warrants the denial of the renewal under the Administrative Code, and the licensee passes a full inspection, unless a full inspection was passed within three months before the renewal date.

*Dispensing Operations*

A dispensary employee must require the presentation of a valid registry identification card together with another form of approved state-issued photographic identification belonging to a qualifying patient or caregiver prior to selling medical marijuana to such qualifying patient or caregiver. Patients and caregivers may only purchase a forty-five day supply of medical marijuana during their respective fill period.

*Requirements Relating to Recordkeeping and Inventory Control*

All licensees are required to maintain a record of all inventory and transactions of medical marijuana in the statewide inventory tracking system, METRC. Each dispensary is required to keep a record of all medical marijuana received, dispensed, sold, destroyed, or used.

*Ohio Requirements Related to Security*

The Board and the Department require licensees to maintain extensive security policies, procedures, and measures such as on-site security during operational hours, access controls, a security system that's operational at all times and uses commercial grade equipment, and alarms.

See Appendix A to this Annual Report on Form 10-K for a list of the licenses associated with the Company's operations in Ohio.

**Regulation of the Medical Marijuana Market in Pennsylvania**

The Pennsylvania medical marijuana program was signed into law on April 17, 2016, under Act 16, otherwise known as the Medical Marijuana Act, and provided access to state residents with one or more qualifying conditions.

Under Act 16, medical marijuana refers to marijuana obtained for certified medical use by a Pennsylvania resident with at least 1 of 23 qualifying medical conditions as set by the Pennsylvania Department of Health ("DOH"). Act 16 initially authorized 17 qualifying conditions; However, through regulatory approval, that list has expanded and now also includes any terminal illness, dyskinetic and spastic movement disorders, and opioid use disorder.

Under Act 16 and the DOH's implementing regulations, patients who are residents of Pennsylvania and have a qualifying serious medical condition as certified by a physician are able to obtain medical marijuana at approved dispensaries within the Pennsylvania. A registered caregiver of an approved patient may also obtain medical marijuana from an approved dispensary. Pennsylvania does not permit home delivery of medical marijuana other than through a registered caregiver.

In July 2022, Governor Wolf signed H.B. 331 (also known as Act 52), which provides additional protections under Pennsylvania law for financial institutions and insurers providing services to, or for the benefit of, a "legitimate cannabis-related business." Act 52 also explicitly states that financial institutions and insurers are not obligated to provide services to marijuana businesses within the Commonwealth. Additionally, Act 52 requires marijuana businesses that are receiving financial or insurance services from a provider within Pennsylvania to disclose any suspension or revocation of marijuana-related permits, registrations, or certifications to the financial institution and/or insurer within five business days.

In October 2022, the DOH finalized its medical marijuana regulations. These final regulations mirror the temporary regulations and reflect the DOH's efforts to keep pace with the growth and evolution of the medical marijuana program. The final regulations also account for many of the changes made by Act 44. The final regulations include notable updates on the following topics:

- Background checks, changes of ownership, and changes of location.

- Packaging and labeling requirements, including that labels must contain the species and percentages of all cannabinoids and individual terpenes.

- Facility signage and security requirements.

- Testing requirements, including that grower/processors must use separate testing laboratories for harvest and process testing.

Act 16 authorized two principal categories of permits for medical marijuana organizations ("MMO"): (1) a grower/ processor permit and (2) a dispensary permit. Act 16 authorized the DOH to issue up to 25 grower/processor permits and up to 50 dispensary permits. A dispensary permit holder may have up to three dispensary locations within the primary region in which the primary facility is located. Pennsylvania is divided into six regions, with permits being awarded based on the patient population.

Pennsylvania also allows for a clinical registrant permit, which allows clinical registrant permit holders to operate both a grower/processor operation and multiple dispensary locations. Additionally, clinical registrants must partner with an approved medical research institution within Pennsylvania to conduct marijuana-based clinical research programs.

All grower/processor and dispensary facilities must register with the DOH. Registration certificates are valid for a period of one year and are subject to continuing reporting and annual renewal requirements. A grower/processor permit allows a permit holder to acquire wholesale from another grower/processor, possess, cultivate, and manufacture/process into medical marijuana products and/or medical marijuana-infused products, deliver, transfer, have tested, transport, supply, or sell marijuana and related supplies to medical marijuana dispensaries. A grower/processor may transport products itself or may contract with an approved transporter. A grower/processor is not limited to distributing in the region in which it is located and may distribute medical marijuana products to any approved dispensary facility within the Commonwealth.

*Pennsylvania Dispensing Requirements*

Approved dispensaries may only purchase approved medical marijuana products from a permitted grower/processor and may only dispense to certified patients or caregivers who present valid identification cards. Prior to dispensing medical marijuana products to a patient or caregiver, the dispensary shall: (1) verify the validity of the patient or caregiver identification card using the electronic tracking system; and (2) review the information on the patient's most recent certification by using the electronic tracking system to access the DOH's database. The following requirements apply: (i) if a practitioner sets forth recommendations, requirements or limitations as to the form and/or dosage of a medical marijuana product on the patient certification, the medical marijuana product dispensed to a patient or caregiver by a dispensary must conform to those recommendations, requirements or limitations; (ii) if a practitioner does not set forth recommendations, requirements or limitations as to the form or dosage of a medical marijuana product on the patient certification, the physician, pharmacist, physician assistant or certified registered nurse practitioner employed by the dispensary and working at the facility shall consult with the patient or the caregiver regarding the appropriate form and dosage of the medical marijuana product to be dispensed; and (iii) the dispensary shall update the patient certification in the electronic tracking system by entering any recommendation as to the form or dosage of medical marijuana product that is dispensed to the patient.

*Pennsylvania Requirements Relating to Reporting, Recordkeeping, and Inventory Control*

All permit holders are required to use the DOH-approved seed-to-sale tracking software for all inventory management and tracking. Permit holders must perform, at a minimum, monthly and annual inventory reviews that are maintained in an electronic record. Permit holders must have an electronic back-up system for all electronic records. Pennsylvania currently utilizes the MJFreeway platform.

*Pennsylvania Requirements Relating to Security*

All permit holders must employ security and surveillance systems, utilizing commercial-grade equipment, to prevent unauthorized entry and to prevent and detect an adverse loss. Permit holders must employ a professionally-monitored security and surveillance system that is operational 24 hours per day, 7 days per week and records all activity in images capable of clearly revealing facial detail. The permit holder must designate an employee to continuously monitor the security and surveillance systems at the facility.

Permit holders must retain at the facility, for at least four years, records of all inspections, servicing, alterations and upgrades performed on the systems. A permit holder must provide up to four screen captures of an unaltered copy of a video surveillance recording to the DOH or its authorized agents, law enforcement, or other Federal, State or local government officials if necessary to perform the government officials' functions and duties.

Permit holders must install commercial-grade, nonresidential steel doors and door locks on each room where medical marijuana products are stored and on each external door of the facility. Keys or key codes for all doors must remain in the possession of designated authorized individuals. During all nonworking hours, all entrances to and exits from the facility must be securely locked. Permit holders must install lighting to ensure proper surveillance inside and outside of the facility. Permit holders must limit access to any room containing security and surveillance monitoring equipment to persons who are essential to maintaining security and surveillance operations; Federal, State and local law enforcement; security and surveillance system service employees; the DOH or its authorized agents; and other persons with the prior written approval of the DOH. The permit holder must make available to the DOH a current list of authorized employees and service employees or contractors who have access to any security and surveillance areas. Permit holders must keep security and surveillance rooms locked at all times and may not use these rooms for any other purpose or function.

*Pennsylvania Department of Health Inspections*

The Pennsylvania DOH may conduct announced or unannounced inspections or investigations to determine the MMO's compliance with its permit. An investigation or inspection may include an inspection of an MMO's site, facility, vehicles, books, records, papers, documents, data, and other physical or electronic information.

See Appendix A to this Annual Report on Form 10-K for a list of the licenses associated with our operations in Pennsylvania.

**Regulation of the Medical Marijuana Market in West Virginia**

On April 19, 2017, West Virginia Governor Jim Justice signed into law Senate Bill 386, which created a medical marijuana program for West Virginia residents with serious medical conditions, and permits medical marijuana to be cultivated, processed, and dispensed to registered patients in essentially non-combustible forms. The program is administered by the West Virginia Bureau for Public Health, Office of Medical Cannabis. The Office of Medical Cannabis has authority to (1) issue and oversee permits that authorize businesses to grow, process, or dispense medical cannabis in compliance with state law and regulations, (2) register medical practitioners who certify patients as having qualifying serious medical conditions, and (3) register and oversee patients with qualifying conditions.

The statute establishes a list of qualifying conditions, including (1) cancer, (2) positive status for HIV/AIDS, (3) amyotrophic lateral sclerosis, (4) Parkinson's disease, (5) multiple sclerosis, (6) spinal cord injury, (7) epilepsy, (8) neuropathy, (9) Huntington's disease, (10) Crohn's disease, (11) post-traumatic stress disorder, (12) intractable seizures, (13) sickle cell anemia, (14) severe chronic pain, and (15) illness with a prognosis of less than one year of life expectancy.

Medical marijuana products initially allowed were pills, oils, gels, creams, ointments, tinctures, liquid, and non-whole plant forms for administration through vaporization. In 2020, the legislature passed Senate Bill 339, adding "dry leaf or plant form." Dispensaries cannot sell edibles, but medical marijuana products could be mixed into food or drinks by patients themselves. Vaporization (or oils) is allowed, but smoking is prohibited.

In addition to Senate Bill 386, the Office of Medical Cannabis has also promulgated regulations codified in Chapter 16A of the West Virginia Code governing the activities of growers, processors, laboratories, dispensaries, and general provisions of West Virginia's medical marijuana program.

The West Virginia statute creates three categories of licenses that a marijuana business may obtain: (1) grower, (2) processor, and (3) dispensary, corresponding to the growing of medical marijuana, the processing of cannabis plants into the products permitted under West Virginia law, and sales to registered patients, respectively. The statute provides that the Office may issue up to ten grower permits, ten processor permits, and one hundred dispensary permits and that it may not (1) issue more than one grower permit to one person, (2) issue more than one processor permit to one person, and (3) issue more than ten dispensary permits to one person.

A permittee is permitted to transport and deliver medical marijuana to a medical marijuana organization or an approved laboratory. A grower/processor may contract with a third-party contractor for delivery so long as the contractor complies with the Office of Medical Cannabis' rules and regulations. A grower/processor must use a global positioning system to ensure safe, efficient delivery of the medical marijuana to a medical marijuana organization or an approved laboratory. Vehicles permitted to transport medical marijuana must be equipped with a secure lockbox or locking cargo area, have no markings that would either identify or indicate that the vehicle is being used to transport medical marijuana, be capable of being temperature-controlled for perishable medical marijuana, as appropriate, display current state inspection stickers and maintain a current state vehicle registration, and be insured in an amount that is commercially reasonable and appropriate. Medical marijuana stored inside the transport vehicle may not be visible from the outside of the transport vehicle. A transport vehicle is subject to inspection by the bureau or its authorized agents, law enforcement, or other federal or state officials if necessary to perform the government officials' functions and duties. The Office of Medical Cannabis awarded ten grower permits on October 3, 2020. It awarded ten processor permits on November 13, 2020. It awarded one hundred dispensary permits on January 29, 2021, and announced that beginning February 3, 2021, West Virginia residents with qualifying medical conditions would be able to begin to submit applications to become registered patients. As of January 2023, there are nine operational growers, six operational processors, and forty operational dispensaries. Currently, there are approximately 17,473 approved medical marijuana patients in West Virginia.

Permits issued by the Office of Medical Cannabis are effective for one year from the date of issuance and may be renewed by applicants in good standing with the terms of a currently effective permit. Permits may be suspended or revoked on the basis of failure to prevent diversion of medical marijuana or violation of laws and rules applicable to medical marijuana businesses.

*West Virginia Dispensing Requirements*

Dispensaries are prohibited from dispensing marijuana products to anyone other than a registered patient or caregiver who presents a valid identification card from the Office of Medical Cannabis. Dispensing amounts are limited to those indicated in a registered patient's certification by his/her medical practitioner, and in any event, a dispensary may not dispense more than a 30-day supply at a given time. A dispensary may not provide medical marijuana at no cost or make the dispensing of medical marijuana conditional upon the purchase of a medical device, instrument, or service provided at the dispensary or another location. Dispensaries may not deliver medical marijuana to a patient or caregiver's home or any other location. A dispensary may only dispense medical marijuana to a patient or caregiver who presents a valid identification card to an employee at the facility who is authorized to dispense medical marijuana at the facility.

*West Virginia Requirements Relating to Recordkeeping and Inventory Control*

All permittees are required to make use of a state-mandated electronic tracking system that is accessible to the Office of Medical Cannabis. Permittees must maintain inventory data in the electronic tracking system, including medical marijuana products ready for sale and those awaiting disposal. At a minimum, permittees must perform monthly and annual inventories, which must be memorialized in an electronic record. West Virginia currently utilizes the METRC inventory tracking system. Growers and processors are required to contract with independent laboratories to test their products according to Office of Medical Cannabis rules.

Permittees must have security and surveillance systems utilizing commercial-grade equipment to prevent unauthorized entry and to prevent and detect an adverse loss. The security systems must incorporate a professionally monitored security alarm system that is operational 24 hours a day, seven days a week, and records all activity in images capable of clearly revealing facial detail; have the ability to clearly and accurately display the date and time; record all images captured by each surveillance camera for a minimum of two years in a format that may be easily accessed for investigative purposes; and utilize a security alarm system separate from the facility's primary security system covering the limited access area or other room where the recordings are stored. Permittees must install commercial-grade, non-residential doors and door locks on each external door of the facility, with keys or key codes for all doors remaining in possession of designated authorized individuals. During all nonworking hours, all entrances to and exits from the site and facility must be securely locked. Permittees must install lighting to ensure proper surveillance both inside and outside of the facility. Access to rooms containing security and surveillance monitoring equipment must be limited to persons who are essential to maintaining security and surveillance operations; federal, state, and local law enforcement; security and surveillance system service employees; the bureau or its authorized agents; and other persons with the prior written approval of the Office of Medical Cannabis.

*West Virginia Office of Medical Cannabis Inspections*

The Office of Medical Cannabis is permitted to conduct announced or unannounced inspections of permittees to determine their compliance with West Virginia law and regulations, and may inspect a permittee's site, records, and other data, and may interview employees, principals, operators, and financial backers of the permittee. The Office of Medical Cannabis will have free access to review and, if necessary, make copies of books, records, papers, documents, data, or other physical or electronic information that relates to the business of the dispensary, including financial data, sales data, shipping data, pricing data, and employee data. The Office of Medical Cannabis will have free access to any area within a site or facility that is being used to store medical cannabis for testing purposes and are permitted to collect test samples for testing at an approved laboratory.

See Appendix A to this Annual Report on Form 10-K for a list of the licenses associated with our operations in West Virginia.

*Other*

The foregoing description of laws and regulations to which we are or may be subject is not exhaustive, and the regulatory framework governing our operations is subject to continuous change. The enactment of new laws and regulations or the interpretation of existing laws and regulations in an unfavorable way may affect the operation of our business, directly or indirectly, which could result in substantial regulatory compliance costs, civil or criminal penalties, including fines, adverse publicity, loss of participating dealers, lost revenue, increased expenses, and decreased profitability. Further, investigations by government agencies, including the FTC, into allegedly anticompetitive, unfair, deceptive, or other business practices by us, could cause us to incur additional expenses and, if adversely concluded, could result in substantial civil or criminal penalties and significant legal liability.

**Employees and Human Capital Resources**

As of December 31, 2022, we had over 7,600 employees. We are committed to hiring talented individuals and maximizing individual potential, while fostering growth and career advancement. Since the opening of our first store in 2016, our workforce has grown dramatically, including personnel in our cultivation, production, transportation and retail divisions, along with our executive and support services teams. Our goal is to use the highest standards in attracting the best talent, offering competitive compensation, as well as implementing best practices in evaluating, recruiting and onboarding our human capital. Please refer above to our discussion captioned "Diversity, Inclusion & Equity (DE&I)" for additional information regarding our programs to develop diversity, inclusion and equity in our workforce.

**Available Information**

We maintain a website at http://www.trulieve.com. Through our website, we make available, free of charge, our Annual Report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and any amendments to those reports, as well as proxy statements, and, from time to time, other documents as soon as reasonably practicable after we electronically file such material with, or furnish it to, the Securities and Exchange Commission, or SEC. These SEC reports can be accessed through the "Investors" section of our website. The information found on our website is not part of this or any other report we file with or furnish to the SEC.

In addition, the SEC maintains an Internet website that contains reports, proxy and information statements, and other information regarding Trulieve Cannabis Corp. and other issuers that file electronically with the SEC. The SEC's Internet website address is http://www.sec.gov.

**Item 1A. Risk Factors.**

Investing in our Subordinate Voting Shares involves a high degree of risk. The following are certain factors concerning our business, growth prospects, cash flows, results of operations and financial condition that should be considered together with the other information contained in this Annual Report on Form 10-K, including our financial statements and the related notes appearing herein. We believe the risks described below are the risks that are material to us as of the date of this Annual Report on Form 10-K, although, these risks and uncertainties are not the only ones we face. If any of the following risks actually occur, our business, growth prospects, cash flows, results of operations and financial condition would likely be materially and adversely affected. In these circumstances, the market price of our Subordinate Voting Shares could decline, and you may lose part or all of your investment. Other events that we do not currently anticipate or that we currently deem immaterial may also affect our business, growth prospects, cash flows, financial condition and results of operations. Risks that we believe are material to us as of the date of this Annual Report on Form 10-K include the following:

*Risks Related to Our Business and Industry*

- the illegality of cannabis under federal law;

- the uncertainty regarding the regulation of cannabis in the U.S.;

- the effect of constraints on marketing our products;

- the risks related to the newness of the cannabis industry;

- the effect of risks due to industry immaturity;

- the risk we may not be able to grow our product offerings and dispensary services;

- the effect of risks related to material acquisitions, investments, dispositions and other strategic transactions;

- the effect of risks related to growth management;

- the effect of restricted access to banking and other financial services by cannabis businesses and their clients;

- our ability to comply with potential future FDA regulations;

- the risks related to control over variable interest entities

- the effect of restrictions under U.S. border entry laws;

- the effect of heightened scrutiny that we may face in the U.S. and Canada and the effect it could have to further limit the market of our securities for holders in the U.S.;

- our expectation that we will incur significant ongoing costs and obligations related to our infrastructure, growth, regulatory compliance and operations;

- the effect of a limited market for our securities for holders in the U.S.;

- our ability to locate and obtain the rights to operate at preferred locations;

- the effect of unfavorable tax treatment for cannabis businesses;

- the effect of taxation on our business in the U.S. and Canada;

- the effect of the lack of bankruptcy protections for cannabis businesses;

- the effect of risks related to being a holding company;

- our ability to enforce our contracts;

- the effect of intense competition in the cannabis industry;

- our ability to obtain cannabis licenses or to maintain such licenses;

- the risks our subsidiaries may not be able to obtain their required licenses;

- our ability to accurately forecast operating results and plan our operations;

- the effect of agricultural and environmental risks;

- our ability to adequately protect our intellectual property;

- the effect of risks of civil asset forfeiture of our property;

- the effect of risks related to ineffective internal controls over financial reporting;

- the effect of risks related to a known material weakness in our internal control over financial reporting;

- our dependency on key personnel;

- the effect of product liability claims;

- the effect of risks related to our products;

- the effect of unfavorable publicity or consumer perception;

- the effect of product recalls;

- the effect of security risks related to our products and our information technology systems;

- the effect of risks related to misconduct by our service providers and business partners;

- the effect of risks related to labor union activity;

- potential criminal prosecution or civil liabilities under RICO;

- the effect of risks related to our significant indebtedness;

- our ability to obtain adequate insurance coverage;

- the effect of risks related to key utility services on which we rely;

*Risks Related to Owning Subordinate Voting Shares*

- the possibility of no positive return on our securities;

- the effect of additional issuances of our securities in the future;

- the effect of sales of substantial amounts of our shares in the public market;

- volatility of the market price and liquidity risks on our shares;

- the lack of sufficient liquidity in the markets for our shares;

*Risks Related to Being a Public Company*

- the increased costs as a result of being a U.S. reporting company;

## Risks Related to Our Business and Industry

### Cannabis is illegal under United States federal law.

In the United States, or the U.S., cannabis is largely regulated at the state level. Each state in which we operate (or are currently proposing to operate) authorizes, as applicable, medical and/or adult-use cannabis production and distribution by licensed or registered entities, and numerous other states have legalized cannabis in some form. However, under U.S. federal law, the possession, use, cultivation, and transfer of cannabis and any related drug paraphernalia is illegal, and any such acts are criminalized under the Controlled Substances Act, as amended, which we refer to as the CSA. Cannabis is a Schedule I controlled substance under the CSA, and is thereby deemed to have a high potential for abuse, no accepted medical use in the United States, and a lack of safety for use under medical supervision. The concepts of "medical cannabis," "retail cannabis" and "adult-use cannabis" do not exist under U.S. federal law. However, in October of 2022, the Biden Administration announced its intention to review the regulation of cannabis under the CSA by directing the Secretary of Health and Human Services and the Attorney General to initiate the administrative process to expeditiously review marijuana's Schedule I status. While this directive could result in the decriminalization of marijuana for medical and adult-use by descheduling or rescheduling marijuana, there are no assurances if or when there could be any change in the regulation of marijuana under the CSA. Although we believe that our business activities are compliant with applicable state and local laws in the United States, strict compliance with state and local cannabis laws would not provide a defense to any federal proceeding which may be brought against us. Any such proceedings may result in a material adverse effect on us. We derive 100% of our revenues from the cannabis industry. The enforcement of applicable U.S. federal laws poses a significant risk to us.

Violations of any United States federal laws and regulations could result in significant fines, penalties, administrative sanctions, or settlements arising from civil proceedings conducted by either the United States federal government or private citizens. We may also be subject to criminal charges under the CSA, and if convicted could face a variety of penalties including, but not limited to, disgorgement of profits, cessation of business activities or divestiture. Any of these penalties could have a material adverse effect on our reputation and ability to conduct our business, our holding (directly or indirectly) of medical and adult-use cannabis licenses in the United States, our financial position, operating results, profitability or liquidity or the market price of our publicly-traded shares. In addition, it is difficult for us to estimate the time or resources that would be needed for the investigation, settlement or trial of any such proceedings or charges, and such time or resources could be substantial.

### The regulation of cannabis in the United States is uncertain.

Our activities are subject to regulation by various state and local governmental authorities. Our business objectives are contingent upon, in part, compliance with regulatory requirements enacted by these governmental authorities and obtaining all regulatory approvals necessary for the sale of our products in the jurisdictions in which we operate. Any delays in obtaining or failure to obtain necessary regulatory approvals would significantly delay our development of markets and products, which could have a material adverse effect on our business, results of operations and financial condition. Furthermore, although we believe that our operations are currently carried out in accordance with all applicable state and local rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner that could limit or curtail our ability to distribute or produce marijuana. Amendments to current laws and regulations governing the importation, distribution, transportation and/or production of marijuana, or more stringent implementation thereof could have a substantial adverse impact on us.

### We may be subject to constraints on and differences in marketing our products under varying state laws.

Certain of the states in which we operate have enacted strict regulations regarding marketing and sales activities on cannabis products. There may be restrictions on sales and marketing activities imposed by government regulatory bodies that could hinder the development of our business and operating results. Restrictions may include regulations that specify what, where and to whom product information and descriptions may appear and/or be advertised. Marketing, advertising, packaging and labeling regulations also vary from state to state, potentially limiting the consistency and scale of consumer branding communication and product education efforts. The regulatory environment in the U.S. limits our ability to compete for market share in a manner similar to other industries. If we are unable to effectively market our products and compete for market share, or if the costs of compliance with government legislation and regulation cannot be absorbed through increased selling prices for our products, our sales and operating results could be adversely affected.

### The cannabis industry is relatively new.

We are operating in a relatively new industry and market. In addition to being subject to general business risks, we must continue to build brand awareness in this industry and market share through significant investments in our strategy, production capacity, quality assurance and compliance with regulations. Research in Canada, the United States and internationally regarding the medical benefits, viability, safety, efficacy and dosing of cannabis or isolated cannabinoids, such as cannabidiol, or CBD, and tetrahydrocannabinol, or THC, remains in relatively early stages. Few clinical trials on the benefits of cannabis or isolated cannabinoids have been conducted. Future research and clinical trials may draw opposing conclusions to statements contained in the articles, reports and studies currently favored, or could reach different or negative conclusions regarding the medical benefits, viability, safety, efficacy, dosing or other facts and perceptions related to medical cannabis, which could adversely affect social acceptance of cannabis and the demand for our products and dispensary services.

Accordingly, there is no assurance that the cannabis industry and the market for medicinal and/or adult-use cannabis will continue to exist and grow as currently anticipated or function and evolve in a manner consistent with management's expectations and assumptions. Any event or circumstance that adversely affects the cannabis industry, such as the imposition of further restrictions on sales and marketing or further restrictions on sales in certain areas and markets could have a material adverse effect on our business, financial condition and results of operations.

### *We face risks due to industry immaturity or limited comparable, competitive or established industry best practices.*

As a relatively new industry, there are not many established operators in the medical and adult use cannabis industries whose business models we can follow or build upon. Similarly, there is no or limited information about comparable companies available for potential investors to review in making a decision about whether to invest in us.

Shareholders and investors should consider, among other factors, our prospects for success in light of the risks and uncertainties encountered by companies, like us, that are in their early stages. For example, unanticipated expenses and problems or technical difficulties may occur, which may result in material delays in the operation of our business. We may fail to successfully address these risks and uncertainties or successfully implement our operating strategies. If we fail to do so, it could materially harm our business to the point of having to cease operations and could impair the value of the Subordinate Voting Shares to the extent that investors may lose their entire investments.

### *Our ability to grow our medical and adult-use cannabis product offerings and dispensary services may be limited.*

As we introduce or expand our medical and adult-use cannabis product offerings and dispensary services, we may incur losses or otherwise fail to enter certain markets successfully. Our expansion into new markets may place us in competitive and regulatory environments with which we are unfamiliar and involve various risks, including the need to invest significant resources and the possibility that returns on those investments will not be achieved for several years, if at all. In attempting to establish new product offerings or dispensary services, we may incur significant expenses and face various other challenges, such as expanding our work force and management personnel to cover these markets and complying with complicated cannabis regulations that apply to these markets. In addition, we may not successfully demonstrate the value of these product offerings and dispensary services to consumers, and failure to do so would compromise our ability to successfully expand these additional revenue streams.

### *We may acquire other companies or technologies.*

Our success will depend, in part, on our ability to grow our business in response to the demands of consumers and other constituents within the cannabis industry as well as competitive pressures. In some circumstances, we may determine to do so through the acquisition of complementary businesses rather than through internal development. The identification of suitable acquisition candidates can be difficult, time-consuming, and costly, and we may not be able to successfully complete identified acquisitions. In addition, we may not realize the expected benefits from completed acquisitions. The risks we face in connection with acquisitions include:

- Diversion of management time and focus from operating our business to addressing acquisition integration challenges;

- Coordination of research and development and sales and marketing functions;

- Retention of employees from the acquired company;

- Cultural challenges associated with integrating employees from the acquired company into our organization;

- Integration of the acquired company's accounting, management information, human resources, and other administrative systems;

- The need to implement or improve controls, procedures, and policies at a business that prior to the acquisition may have lacked effective controls, procedures, and policies;

- Potential write-offs of intangible assets or other assets acquired in transactions that may have an adverse effect on our operating results in a given period;

- Liability for activities of the acquired company before the acquisition, including patent and trademark infringement claims, violations of laws, commercial disputes, tax liabilities, and other known and unknown liabilities; and

- Litigation or other claims in connection with the acquired company, including claims from terminated employees, consumers, former stockholders, or other third parties.

Our failure to address these risks or other problems encountered in connection with any future acquisitions or investments could cause us to fail to realize the anticipated benefits of these acquisitions or investments, cause us to incur unanticipated liabilities, and harm our business generally. Future acquisitions could also result in the incurrence of debt, contingent liabilities, amortization expenses, or the impairment of goodwill, any of which could harm our financial condition.

We may issue additional Subordinate Voting Shares in connection with such transactions, which would dilute our other shareholders' interests in us. The presence of one or more material liabilities of an acquired company that are unknown to us at the time of acquisition could have a material adverse effect on our business, results of operations, prospects and financial condition. A strategic transaction may result in a significant change in the nature of our business, operations and strategy. In addition, we may encounter unforeseen obstacles or costs in implementing a strategic transaction or integrating any acquired business into our operations.

***If we cannot manage our growth, it could have a material adverse effect on our business, financial condition and results of operations.***

We may be subject to growth-related risks, including capacity constraints and pressure on our internal systems and controls. Our ability to manage growth effectively will require us to continue to implement and improve our operational and financial systems and to expand, train and manage our employee base. Our inability to successfully manage our growth may have a material adverse effect on our business, financial condition, results of operations or prospects.

***Anti-Money Laundering Laws in the United States may limit access to funds from banks and other financial institutions.***

In February 2014, the Financial Crimes Enforcement Network, or FinCEN, bureau of the United States Treasury Department issued guidance (which is not law) with respect to financial institutions providing banking services to cannabis businesses, including burdensome due diligence expectations and reporting requirements. While the guidance advised prosecutors not to focus their enforcement efforts on banks and other financial institutions that serve marijuana-related businesses, so long as they meet certain conditions, this guidance does not provide any safe harbors or legal defenses from examination or regulatory or criminal enforcement actions by the United States Department of Justice, or DOJ, FinCEN or other federal regulators. Because of this and the fact that the guidance may be amended or revoked at any time, most banks and other financial institutions have not been willing to provide banking services to cannabis-related businesses. In addition to the foregoing, banks may refuse to process debit card payments and credit card companies generally refuse to process credit card payments for cannabis-related businesses. As a result, we may have limited or no access to banking or other financial services in the United States and may have to operate our United States business on an all-cash basis. If we are unable or limited in our ability to open or maintain bank accounts, obtain other banking services or accept credit card and debit card payments, it may be difficult for us to operate and conduct our business as planned. Although, we are actively pursuing alternatives that ensure our operations will continue to be compliant with the FinCEN guidance (including requirements related to disclosures about cash management and U.S. federal tax reporting), we may not be able to meet all applicable requirements.

We are also subject to a variety of laws and regulations in the U.S. that involve money laundering, financial recordkeeping and proceeds of crime, including the Currency and Foreign Transactions Reporting Act of 1970 (commonly known as the Bank Secrecy Act), as amended by Title III of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, or the USA PATRIOT Act, and any related or similar rules, regulations or guidelines, issued, administered or enforced by governmental authorities in the U.S.

In the event that any of our operations or related activities in the United States were found to be in violation of money laundering legislation or otherwise, those transactions could be viewed as proceeds of crime under one or more of the statutes noted above or any other applicable legislation. This could restrict or otherwise jeopardize our ability to declare or pay dividends or effect other distributions.

***The re-classification of cannabis or changes in U.S. controlled substance laws and regulations could have a material adverse effect on our business, financial condition, and results of operations.***

If cannabis is re-classified as a Schedule II or lower controlled substance under the CSA, the ability to conduct research on the medical benefits of cannabis would most likely be more accessible; however, if cannabis is re-categorized as a Schedule II or lower controlled substance, the resulting re-classification would result in the need for approval by United States Food and Drug Administration, or FDA, if medical claims are made about our medical cannabis products. As a result of such a re-classification, the manufacture, importation, exportation, domestic distribution, storage, sale and use of such products could become subject to a significant degree of regulation by the United States Drug Enforcement Administration, or DEA. In that case, we may be required to be registered to perform these activities and have the security, control, recordkeeping, reporting and inventory mechanisms required by the DEA to prevent drug loss and diversion. Obtaining the necessary registrations may result in delay of the manufacturing or distribution of our products. The DEA conducts periodic inspections of registered establishments that handle controlled substances. Failure to maintain compliance could have a material adverse effect on our business, financial condition and results of operations. The DEA may seek civil penalties, refuse to renew necessary registrations, or initiate proceedings to restrict, suspend or revoke those registrations. In certain circumstances, violations could lead to criminal proceedings.

*Potential regulation by the FDA could have a material adverse effect on our business, financial condition and results of operations.*

Should the United States federal government legalize cannabis, it is possible that the FDA would seek to regulate it under the Food, Drug and Cosmetics Act of 1938. Additionally, the FDA may issue rules and regulations, including good manufacturing practices related to the growth, cultivation, harvesting and processing of medical cannabis. Clinical trials may be needed to verify efficacy and safety of our medical cannabis products. It is also possible that the FDA would require that facilities where medical-use cannabis is grown register with the agency and comply with certain federally prescribed regulations. In the event that some or all of these regulations are imposed, the impact on the cannabis industry is uncertain and could include the imposition of new costs, requirements, and prohibitions. If we are unable to comply with the regulations or registration as prescribed by the FDA, it may have an adverse effect on our business, operating results, and financial condition.

*Our contractual arrangements may not be as effective in providing control over the variable interest entities as direct ownership.*

We rely on contractual arrangements with certain of our entities to operate dispensaries or own our licenses or cultivation assets in certain states in which our direct ownership of operations is restricted or prohibited. If our variable interest entities or their equity holders fail to perform their respective obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. Accordingly, these contractual arrangements may not be as effective as direct ownership in providing us with control over our variable interest entities.

Under our contractual arrangements, we may not be able to directly change the members of the boards of directors of these entities and would have to rely on the variable interest entities and the variable interest entity equity holders to perform their obligations in order to exercise our control over the variable interest entities. The variable interest entity equity holders may have conflicts of interest with us and they may not act in our best interests or may not perform their obligations under these contracts. For example, our variable interest entities and their respective equity holders could breach their contractual arrangements with us by, among other things, failing to conduct their operations (including failing to maintain licenses or comply with applicable ownership or reporting requirements) or taking other actions that are detrimental to our interests. If any equity holder is uncooperative and any dispute relating to these contracts or the replacement of the equity holders remains unresolved, we will have to enforce our rights under the contractual arrangements and through arbitral or judicial agencies, which may be costly and time-consuming and may be limited by legal principles preventing the enforcement of a contract it involves a violation of law or public policy. See –"There is doubt regarding our ability to enforce contracts." If we are unable to enforce the contractual arrangements, we may not be able to exert effective control over the variable interest entities, and our ability to conduct our business, as well as our financial condition and results of operations, may be materially and adversely affected.

*We could be materially adversely impacted due to restrictions under U.S. border entry laws.*

Because cannabis remains illegal under U.S. federal law, those investing in Canadian companies with operations in the U.S. cannabis industry could face detention, denial of entry or lifetime bans from the United States as a result of their business associations with U.S. cannabis businesses. Entry into the United States happens at the sole discretion of United States Customs and Border Patrol, or CBP, officers on duty, and these officers have wide latitude to ask questions to determine the admissibility of a non-U.S. citizen or foreign national. The government of Canada has started warning travelers on its website that previous use of cannabis, or any substance prohibited by U.S. federal law, could mean denial of entry to the United States. Business or financial involvement in the cannabis industry in the United States could also be reason enough for denial of entry into the United States. On September 21, 2018, the CBP released a statement outlining its current position with respect to enforcement of the laws of the United States. It stated that Canada's legalization of cannabis will not change CBP enforcement of U.S. laws regarding controlled substances. According to the statement, because cannabis continues to be a controlled substance under U.S. law, working in or facilitating the proliferation of the marijuana industry in U.S. states where it is legal under state law may affect admissibility to the United States. On October 9, 2018, the CBP released an additional statement regarding the admissibility of Canadian citizens working in the legal cannabis industry in Canada. CBP stated that a Canadian citizen working in or facilitating the proliferation of the legal cannabis industry in Canada who seeks to come into the United States for reasons unrelated to the cannabis industry will generally be admissible to the United States; however, if such person is found to be coming into the United States for reasons related to the cannabis industry, such person may be deemed inadmissible. As a result, the CBP has affirmed that employees, directors, officers, and managers of and investors in companies involved in business activities related to cannabis in the United States (such as Trulieve), who are not U.S. citizens face the risk of being barred from entry into the United States for life.

***As a cannabis company, we may be subject to heightened scrutiny in Canada and the United States that could materially adversely impact the liquidity of the Subordinate Voting Shares.***

Our existing operations in the United States, and any future operations, may become the subject of heightened scrutiny by regulators, stock exchanges and other authorities in the United States and Canada.

Given the heightened risk profile associated with cannabis in the United States, the Canadian Depository for Securities, or CDS, may implement procedures or protocols that would prohibit or significantly impair the ability of CDS to settle trades for companies that have cannabis businesses or assets in the United States.

On February 8, 2018, following discussions with the Canadian Securities Administrators and recognized Canadian securities exchanges, the TMX Group, the parent company of CDS, announced the signing of a Memorandum of Understanding, which we refer to as the TMX MOU, with Aequitas NEO Exchange Inc., the CSE, the Toronto Stock Exchange, and the TSX Venture Exchange. The TMX MOU outlines the parties' understanding of Canada's regulatory framework applicable to the rules, procedures, and regulatory oversight of the exchanges and CDS as it relates to issuers with cannabis-related activities in the U.S. The TMX MOU confirms, with respect to the clearing of listed securities, that CDS relies on the exchanges to review the conduct of listed issuers. As a result, there is no CDS ban on the clearing of securities of issuers with cannabis-related activities in the U.S. However, there can be no assurances given that this approach to regulation will continue in the future. If such a ban were to be implemented, it would have a material adverse effect on the ability of holders of the Subordinate Voting Shares to settle trades. In particular, the Subordinate Voting Shares would become highly illiquid until an alternative was implemented, and investors would have no ability to effect a trade of the Subordinate Voting Shares through the facilities of a stock exchange.

***We expect to incur significant ongoing costs and obligations related to our investment in infrastructure, growth, regulatory compliance and operations.***

We expect to incur significant ongoing costs and obligations related to our investment in infrastructure and growth and for regulatory compliance, which could have a material adverse impact on our results of operations, financial condition and cash flows. In addition, future changes in regulations, more vigorous enforcement thereof or other unanticipated events could require extensive changes to our operations, increase our compliance costs or give rise to material liabilities, which could have a material adverse effect on our business, results of operations and financial condition. Our efforts to grow our business may be more costly than expected, and we may not be able to increase our revenue enough to offset these higher operating expenses. We may incur significant losses in the future for a number of reasons, including unforeseen expenses, difficulties, complications and delays, and other unknown events. If we are unable to achieve and sustain profitability, the market price of our securities may significantly decrease.

***The market for the Subordinate Voting Shares may be limited for holders of our securities who live in the United States.***

Given the heightened risk profile associated with cannabis in the United States, capital markets participants may be unwilling to assist with the settlement of trades for U.S. resident securityholders of companies with operations in the U.S. cannabis industry, which may prohibit or significantly impair the ability of securityholders in the United States to trade our securities. In the event residents of the United States are unable to settle trades of our securities, this may affect the pricing of such securities in the secondary market, the transparency and availability of trading prices and the liquidity of these securities.

***We may not be able to locate and obtain the rights to operate at preferred locations.***

In certain markets the local municipality has authority to choose where any cannabis establishment will be located. These authorized areas are frequently removed from other retail operations. Because the cannabis industry remains illegal under U.S. federal law, the disadvantaged tax status of businesses deriving their income from cannabis, and the reluctance of the banking industry to support cannabis businesses, it may be difficult for us to locate and obtain the rights to operate at various preferred locations. Property owners may violate their mortgages by leasing to us, and those property owners that are willing to allow use of their facilities may require payment of above fair market value rents to reflect the scarcity of such locations and the risks and costs of providing such facilities.

***As a cannabis business, we are subject to certain tax provisions that have a material adverse effect on our business, financial condition and results of operations.***

Under Section 280E of the U.S. Internal Revenue Code of 1986, as amended, or the IRC, "no deduction or credit shall be allowed for any amount paid or incurred during the taxable year in carrying on any trade or business if such trade or business (or the activities which comprise such trade or business) consists of trafficking in controlled substances (within the meaning of schedule I and II of the Controlled Substances Act) which is prohibited by Federal law or the law of any State in which such trade or business is conducted." This provision has been applied by the United States Internal Revenue Service, or the IRS, to cannabis operations, prohibiting them from deducting expenses directly associated with cannabis businesses. Section 280E may have a lesser impact on cannabis cultivation and manufacturing operations than on sales operations. Section 280E and related IRS enforcement activity has had a significant impact on the operations of cannabis companies. As a result, an otherwise profitable business may, in fact, operate at a loss, after taking into account its United States income tax expenses.

***We expect to be subject to taxation in both Canada and the United States, which could have a material adverse effect on our financial condition and results of operations.***

We are a Canadian corporation, and as a result generally would be classified as a non-United States corporation under the general rules of U.S. federal income taxation. IRC Section 7874, however, contains rules that can cause a non-United States corporation to be taxed as a United States corporation for U.S. federal income tax purposes. Under IRC Section 7874, a corporation created or organized outside of the United States will nevertheless be treated as a United States corporation for U.S. federal income tax purposes, which is referred to as an inversion, if each of the following three conditions are met: (i) the non-United States corporation acquires, directly or indirectly, or is treated as acquiring under applicable U.S. Treasury regulations, substantially all of the assets held, directly or indirectly, by a United States corporation, (ii) after the acquisition, the former stockholders of the acquired United States corporation hold at least 80% (by vote or value) of the shares of the non-United States corporation by reason of holding shares of the acquired United States corporation, and (iii) after the acquisition, the non-United States corporation's expanded affiliated group does not have substantial business activities in the non-United States corporation's country of organization or incorporation when compared to the expanded affiliated group's total business activities.

Pursuant to IRC Section 7874, we are classified as a U.S. corporation for U.S. federal income tax purposes and are subject to U.S. federal income tax on our worldwide income. Regardless of any application of IRC Section 7874, however, we expect to be treated as a Canadian resident company for purposes of the Canadian Income Tax Act, as amended. As a result, we are subject to taxation both in Canada and the U.S., which could have a material adverse effect on our financial condition and results of operations.

***We may not have access to United States bankruptcy protections available to non-cannabis businesses.***

Because cannabis is a Schedule I controlled substance under the CSA, many courts have denied cannabis businesses federal bankruptcy protections, making it difficult for lenders to be made whole on their investments in the cannabis industry in the event of a bankruptcy. If we were to experience a bankruptcy, there is no guarantee that United States federal bankruptcy protections would be available to us, which would have a material adverse effect on us and may make it more difficult for us to obtain debt financing.

***We are a holding company and our ability to pay dividends or make other distributions to shareholders may be limited.***

Trulieve Cannabis Corp. is a holding company and essentially all of its assets are the capital stock of its subsidiaries. We currently conduct substantially all of our business through Trulieve US, which currently generates substantially all of our revenues. Consequently, our cash flows and ability to complete current or desirable future growth opportunities are dependent on the earnings of Trulieve US and our other subsidiaries and the distribution of those earnings to Trulieve Cannabis Corp. The ability of our subsidiaries to pay dividends and other distributions will depend on those subsidiaries' operating results and will be subject to applicable laws and regulations that require that solvency and capital standards be maintained by a subsidiary company and contractual restrictions contained in the instruments governing any current or future indebtedness of our subsidiaries. In the event of a bankruptcy, liquidation or reorganization of Trulieve US or another of our subsidiaries, holders of indebtedness and trade creditors of that subsidiary may be entitled to payment of their claims from that subsidiary's assets before we or our shareholders would be entitled to any payment or residual assets.

***There is doubt regarding our ability to enforce contracts.***

It is a fundamental principle of law that a contract will not be enforced if it involves a violation of law or public policy. Because cannabis remains illegal at a federal level in the United States, judges in multiple states have on a number of occasions refused to enforce contracts for the repayment of money when the loan was used in connection with activities that violate U.S. federal law, even if there is no violation of state law. There remains doubt and uncertainty that we will be able to legally enforce our contracts. If we are unable to realize the benefits of or otherwise enforce the contracts into which we enter, it could have a material adverse effect on our business, financial condition and results of operations.

***We face increasing competition that may materially and adversely affect our business, financial condition and results of operations.***

We face competition from companies that may have greater capitalization, access to public equity markets, more experienced management or more maturity as a business. The vast majority of both manufacturing and retail competitors in the cannabis market consists of localized businesses (those doing business in a single state), although there are a few multistate operators with which we compete directly. Aside from this direct competition, out-of-state operators that are capitalized well enough to enter markets through acquisitive growth are also part of the competitive landscape. Similarly, as we execute our growth strategy, operators in our future state markets will inevitably become direct competitors. We are likely to continue to face increasing and intense competition from these companies. Increased competition by larger and better financed competitors could materially and adversely affect our business, financial condition and results of operations.

If the number of users of adult-use and medical marijuana in the United States increases, the demand for products will increase. Consequently, we expect that competition will become more intense as current and future competitors begin to offer an increasing number of diversified products to respond to such increased demand. To remain competitive, we will require a continued investment in research and development, marketing, sales and client support. We may not have sufficient resources to maintain sufficient levels of investment in research and development, marketing, sales and client support efforts to remain competitive, which could materially and adversely affect our business, financial condition and results of operations.

The cannabis industry is undergoing rapid growth and substantial change, which has resulted in an increase in competitors, consolidation and the formation of strategic relationships. Acquisitions or other consolidating transactions could harm us in a number of ways, including losing customers, revenue and market share, or forcing us to expend greater resources to meet new or additional competitive threats, all of which could harm our operating results. As competitors enter the market and become increasingly sophisticated, competition in our industry may intensify and place downward pressure on retail prices for our products and services, which could negatively impact our profitability.

***We are subject to limits on our ability to own the licenses necessary to operate our business, which will adversely affect our ability to grow our business and market share in certain states.***

In certain states, the cannabis laws and regulations limit not only the number of cannabis licenses issued, but also the number of cannabis licenses that one person or entity may own in that state. Such limitations on the acquisition of ownership of additional licenses within certain states may limit our ability to grow organically or to increase our market share in affected states.

***Our subsidiaries may not be able to obtain or maintain necessary permits and authorizations.***

Our subsidiaries may not be able to obtain or maintain the necessary licenses, permits, certificates, authorizations or accreditations to operate their respective businesses, or may only be able to do so at great cost. In addition, our subsidiaries may not be able to comply fully with the wide variety of laws and regulations applicable to the cannabis industry. Such laws and regulations include requirements to use state mandated information technology reporting systems that may not fully integrate with our information technology systems. Failure to comply with or to obtain the necessary licenses, permits, certificates, authorizations or accreditations could result in restrictions on a subsidiary's ability to operate in the cannabis industry, which could have a material adverse effect on our business, financial condition or results of operations.

***We may not be able to accurately forecast our operating results and plan our operations due to uncertainties in the cannabis industry.***

Because U.S. federal and state laws prevent widespread participation in and otherwise hinder market research in the medical and adult-use cannabis industry, the third-party market data available to us is limited and unreliable. Accordingly, we must rely largely on our own market research to forecast sales as detailed forecasts are not generally obtainable from other sources at this early stage of the cannabis industry. Our market research and projections of estimated total retail sales, demographics, demand, and similar consumer research are based on assumptions from limited and unreliable market data, and generally represent the personal opinions of our management team. A failure in the demand for our products to materialize as a result of competition, technological change or other factors could have a material adverse effect on our business, results of operations, financial condition or prospects.

***We are subject to risks related to growing an agricultural product.***

Our business involves the growing of cannabis, an agricultural product. Such business is subject to the risks inherent in the agricultural business, such as losses due to infestation by insects or plant diseases and similar agricultural risks. Although much of our growing is expected to be completed indoors, there can be no assurance that natural elements will not have a material adverse effect on our future production.

***We may encounter unknown environmental risks.***

There can be no assurance that we will not encounter hazardous conditions, such as asbestos or lead, at the sites of the real estate used to operate our businesses, which may delay the development of our businesses. Upon encountering a hazardous condition, work at our facilities may be suspended. If we receive notice of a hazardous condition, we may be required to correct the condition prior to continuing construction. If additional hazardous conditions were present, it would likely delay construction and may require significant expenditure of our resources to correct the conditions. Such conditions could have a material impact on our investment returns.

### *We may not be able to adequately protect our intellectual property.*

As long as cannabis remains illegal under U.S. federal law as a Schedule I controlled substance under the CSA, the benefit of certain federal laws and protections that may be available to most businesses, such as federal trademark and patent protection, may not be available to us. As a result, our intellectual property may never be adequately or sufficiently protected against the use or misappropriation by third parties. In addition, since the regulatory framework of the cannabis industry is in a constant state of flux, we can provide no assurance that we will ever obtain any protection for our intellectual property, whether on a federal, state or local level.

### *Our property is subject to risk of civil asset forfeiture.*

Because the cannabis industry remains illegal under U.S. federal law, any property owned by participants in the cannabis industry that is either used in the course of conducting or comprises the proceeds of a cannabis business could be subject to seizure by law enforcement and subsequent civil asset forfeiture. Even if the owner of the property were never charged with a crime, the property in question could still be seized and subject to an administrative proceeding by which, with minimal process, it could become subject to forfeiture.

### *Our internal controls over financial reporting may not be effective, and our independent auditors may not be able to certify as to their effectiveness, which could have a significant and adverse effect on our business.*

We are subject to various SEC reporting and other regulatory requirements. We have incurred and will continue to incur expenses and, to a lesser extent, diversion of our management's time in our efforts to comply with Section 404 of the Sarbanes-Oxley Act of 2002 regarding internal controls over financial reporting. Effective internal controls over financial reporting are necessary for us to provide reliable financial reports and, together with adequate disclosure controls and procedures, are designed to prevent fraud. Any failure to implement required new or improved controls, or difficulties encountered in their implementation could cause us to fail to meet our reporting obligations. In addition, any testing by us conducted in connection with Section 404 of the Sarbanes-Oxley Act of 2002, or the subsequent testing by our independent registered public accounting firm when required, may reveal deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses or that may require prospective or retrospective changes to our consolidated financial statements or identify other areas for further attention or improvement. Inferior internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our Subordinate Voting Shares.

### *The risk of negative effects related to a known material weakness in our internal control over financial reporting.*

We have identified material weaknesses in our internal control over financial reporting, and our management has concluded that our disclosure controls and procedures are not effective. While we are working to remediate any material weaknesses or significant deficiencies in our internal controls over financial reporting, we cannot assure that additional material weaknesses or significant deficiencies will not occur in the future.

Ineffective internal control over financial reporting could result in errors or misstatements in our financial statements, reduce investor confidence, and adversely impact our stock price. As discussed in Part II, Item 9A "Controls and Procedures" in this Annual Report on Form 10-K, in connection with the audit of our consolidated financial statements as of and for the year ended December 31, 2022, we identified material weaknesses related to information technology general controls, valuation of inventory, and the identification and evaluation of variable interest entities.

We are in the process of remediating the material weaknesses, as described in Part II, Item 9A "Controls and Procedures". While significant progress has been made to enhance our internal control over financial reporting, we are still in the process of building and enhancing our processes, procedures, and controls. Additional time is required to complete the remediation of the material weaknesses and the assessment to ensure the sustainability of these remediation actions. There can be no assurance that the additional processes, procedures, and controls that we have implemented while we work to remediate the material weaknesses or that other material weaknesses will not arise in the future. If the additional processes, procedures, and controls that we have implemented while we work to remediate the material weaknesses are not sufficient, or if we identify additional control deficiencies that individually or together constitute significant deficiencies or material weaknesses, our ability to accurately record, process, and report financial information and consequently, our ability to prepare financial statements within required time periods, could be adversely affected. Failure to properly remediate the material weaknesses or the discovery of additional control deficiencies could result in violations of applicable securities laws, CSE listing requirements, subject us to litigation and investigations, negatively affect investor confidence in our financial statements, and adversely impact our stock price and ability to access capital markets.

*We are highly dependent on certain key personnel.*

We depend on key managerial personnel, including Kim Rivers, our Chief Executive Officer, for our continued success, and our anticipated growth may require additional expertise and the addition of new qualified personnel. Qualified individuals within the cannabis industry are in high demand and we may incur significant costs to attract and retain qualified management personnel, or be unable to attract or retain personnel necessary to operate or expand our business. The loss of the services of existing personnel or our failure to recruit additional key managerial personnel in a timely manner, or at all, could harm our business development programs and our ability to manage day-to-day operations, attract collaboration partners, attract and retain other employees, and generate revenues, and could have a material adverse effect on our business, financial condition and results of operations.

*We face inherent risks of liability claims related to the use of our products.*

As a distributor of products designed to be ingested by humans, we face an inherent risk of exposure to product liability claims, regulatory action and litigation if our products cause or are alleged to have caused significant loss or injury. We may be subject to various product liability claims, including, among others, that our products caused injury or illness, include inadequate instructions for use or include inadequate warnings concerning possible side effects or interactions with other substances. A product liability claim or regulatory action against us, whether or not successful, could result in materially increased costs, adversely affect our reputation with our clients and consumers generally, and have a material adverse effect on our results of operations and financial condition.

We may become party to litigation from time to time in the ordinary course of business which could adversely affect our business. Should any litigation in which we become involved be determined against us, such a decision could adversely affect our ability to continue operating and the market price for the Subordinate Voting Shares. Even if we achieve a successful result in any litigation in which we are involved, the costs of litigation and redirection of our management's time and attention could have an adverse effect on our results of operations and financial condition.

*We face risks related to our products.*

We have committed and expect to continue committing significant resources and capital to develop and market existing products and new products and services. These products are relatively untested in the marketplace, and we cannot assure shareholders and investors that we will achieve market acceptance for these products, or other new products and services that we may offer in the future. Moreover, these and other new products and services may be subject to significant competition with offerings by new and existing competitors in the industry. In addition, new products and services may pose a variety of challenges and require us to attract additional qualified employees. The failure to successfully develop, manage and market these new products and services could seriously harm our business, prospects, revenue, results of operation and financial condition.

*Our medical marijuana business may be impacted by consumer perception of the cannabis industry, which we cannot control or predict.*

We believe that the medical marijuana industry is highly dependent upon consumer perception regarding the safety, efficacy and quality of medical marijuana distributed to those consumers. Consumer perception of our products may be significantly influenced by scientific research or findings, regulatory investigations, litigation, media attention and other publicity regarding the consumption of medical marijuana products. There can be no assurance that future scientific research, findings, regulatory proceedings, litigation, media attention or other research findings or publicity will be favorable to the medical marijuana market or any particular product, or consistent with earlier publicity. Future research reports, findings, regulatory proceedings, litigation, media attention or other publicity that are perceived as less favorable than, or that question, earlier research reports, findings or publicity could have a material adverse effect on the demand for our products and our business, results of operations, financial condition and cash flows.

*Product recalls could result in a material and adverse impact on our business, financial condition and results of operations.*

Manufacturers and distributors of products are sometimes subject to the recall or return of their products for a variety of reasons, including product defects, such as contamination, unintended harmful side effects or interactions with other substances, packaging safety and inadequate or inaccurate labelling disclosure. The list includes specified vape products produced in our Pennsylvania operations. If any of our products are recalled due to an alleged product defect or for any other reason, we could be required to incur the unexpected expense of the recall and any legal proceedings that might arise in connection with the recall. We may lose a significant amount of sales and may not be able to replace those sales at an acceptable margin or at all. In addition, a product recall may require significant management attention. Although we have detailed procedures in place for testing our products, there can be no assurance that any quality, potency or contamination problems will be detected in time to avoid unforeseen product recalls, regulatory action or lawsuits. Additionally, if one of our significant brands were subject to recall, the image of that brand and our company generally could be harmed. Any recall could lead to decreased demand for our products and could have a material adverse effect on our results of operations and financial condition. Additionally, product recalls may lead to increased scrutiny of our operations by regulatory agencies, requiring further management attention and potential legal fees and other expenses.

***We are subject to security risks related to our products as well as our information and technology systems.***

Given the nature of our product and its limited legal availability, we are at significant risk of theft at our facilities. A security breach at one of our facilities could expose us to additional liability and to potentially costly litigation, increase expenses relating to the resolution and future prevention of these breaches and may deter potential customers from choosing our products.

In addition, we collect and store personal information about our customers and we are responsible for protecting that information from privacy breaches. We store certain personally identifiable information and other confidential information of our customers on our systems and applications. Though we maintain robust, proprietary security protocols, we may experience attempts by third parties to obtain unauthorized access to the personally identifiable information and other confidential information of our customers. This information could also be otherwise exposed through human error or malfeasance. The unauthorized access or compromise of this personally identifiable information and other confidential information could have a material adverse impact on our business, financial condition and results of operations.

A privacy breach may occur through procedural or process failure, information technology malfunction, or deliberate unauthorized intrusions. Theft of data for competitive purposes, particularly customer lists and preferences, is an ongoing risk whether perpetrated via employee collusion or negligence or through deliberate cyber-attack. Any such theft or privacy breach would have a material adverse effect on our business, financial condition and results of operations.

Our operations depend and will depend, in part, on how well we protect our networks, equipment, information technology, or IT, systems and software against damage from a number of threats, including, natural disasters, intentional damage and destruction, fire, power loss, hacking, computer viruses, vandalism and theft. Our operations also depend and will continue to depend on the timely maintenance, upgrade and replacement of networks, equipment, IT systems and software, as well as preemptive expenses to mitigate the risks of failures. Any of these and other events could result in information system failures, delays and/or increase in capital expenses. The failure of information systems or a component of information systems could, depending on the nature of any such failure, adversely impact our reputation and results of operations.

***We face exposure to fraudulent or illegal activity by employees, contractors, consultants and agents, which may subject us to investigations and actions.***

We are exposed to the risk that any of the employees, independent contractors and consultants of our company and our subsidiaries may engage in fraudulent or other illegal activity. Misconduct by these parties could include intentional, reckless and/or negligent conduct or disclosure of unauthorized activities to us that violates, (i) government regulations, (ii) manufacturing standards, (iii) federal and local healthcare fraud and abuse laws and regulations, or (iv) laws that require the true, complete and accurate reporting of financial information or data. It may not always be possible for us to identify and deter misconduct by our employees and other third parties, and the precautions taken by us to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. We cannot provide assurance that our internal controls and compliance systems will protect us from acts committed by our employees, agents or business partners in violation of U.S. federal or state or local laws. If any such actions are instituted against us, and we are not successful in defending or asserting our rights, those actions could have a material impact on our business, including the imposition of civil, criminal and administrative penalties, damages, monetary fines, contractual damages, reputational harm, diminished profits and future earnings, and curtailment of our operations, any of which could have a material adverse effect on our business, financial condition, results of operations or prospects.

***Our reputation and ability to do business may be negatively impacted by the improper conduct by our business partners, employees or agents.***

In certain states, we depend on third-party suppliers to produce and ship our orders. Products purchased from our suppliers are resold to our customers. These suppliers could fail to produce products to our specifications or quality standards and may not deliver units on a timely basis. Any changes in our suppliers' production or product availability could impact our ability to fulfill orders and could also disrupt our business due to delays in finding new suppliers. Furthermore, we cannot provide assurance that our internal controls and compliance systems will protect us from acts committed by our employees, agents or business partners in violation of U.S. federal or state or local laws. Any failure by third-party suppliers to fulfill our production requirements or any improper acts by employees or third-parties acting on our behalf could, depending on the nature of any such failure, adversely impact our reputation and results of operations.

***We may have increased labor costs based on union activity.***

Labor unions are working to organize workforces in the cannabis industry in general. Currently, labor organizations have been recognized as a representative of our employees in both our affiliated Reading, Pennsylvania cultivation and processing facility and our affiliated Harvest of Southwest PA, LLC d/b/a Trulieve Pittsburgh (Federal Street), dispensary location. It is possible that additional certain retail and/or manufacturing locations will be organized in the future, which could lead to work stoppages or increased labor costs and adversely affect our business, profitability and our ability to reinvest into the growth of our business. We cannot predict how stable our relationships with U.S. labor organizations would be or whether we would be able to meet any unions' requirements without impacting our financial condition. Labor unions may also limit our flexibility in dealing with our workforce. Work stoppages and instability in our union relationships could delay the production and sale of our products, which could strain relationships with customers and cause a loss of revenues which would adversely affect our operations.

***We could be subject to criminal prosecution or civil liabilities under RICO.***

The Racketeer Influenced Corrupt Organizations Act ("RICO") criminalizes the use of any profits from certain defined "racketeering" activities in interstate commerce. While intended to provide an additional cause of action against organized crime, due to the fact that cannabis is illegal under U.S. federal law, the production and sale of cannabis qualifies cannabis related businesses as "racketeering" as defined by RICO. As such, all officers, managers and owners in a cannabis related business could be subject to criminal prosecution under RICO, which carries substantial criminal penalties.

RICO can create civil liability as well: persons harmed in their business or property by actions which would constitute racketeering under RICO often have a civil cause of action against such "racketeers," and can claim triple their amount of estimated damages in attendant court proceedings. Trulieve or its subsidiaries, as well as its officers, managers and owners could all be subject to civil claims under RICO.

***Our significant indebtedness may adversely affect our business, financial condition and financial results.***

Our ability to make certain payments or advances will be subject to applicable laws and contractual restrictions in the instruments governing our indebtedness. The contractual restrictions in the instruments governing such indebtedness include restrictive covenants that limit our discretion with respect to certain business matters. These covenants place restrictions on, among other things, our ability to create liens or other encumbrances, to pay distributions or make certain other payments, and to sell or otherwise dispose of certain assets. A failure to comply with such obligations could result in a default, which, if not cured or waived, could permit acceleration of the relevant indebtedness. Our significant indebtedness could have important consequences, including: (i) our ability to obtain additional financing for working capital, capital expenditures, or acquisitions may be limited; and (ii) all or part of our cash flow from operations may be dedicated to the payment of the principal of and interest on our indebtedness, thereby reducing funds available for operations. These factors may adversely affect our cash flow. Our inability to generate sufficient cash flow to satisfy our debt obligations, or to refinance our indebtedness on commercially reasonable terms or at all, may materially and adversely affect our business, results of operations, and financial condition.

***We may be unable to obtain adequate insurance coverage.***

We have obtained insurance coverage with respect to workers' compensation, general liability, directors' and officers' liability, fire and other similar policies customarily obtained for businesses to the extent commercially appropriate; however, because we are engaged in and operate within the cannabis industry, there are exclusions and additional difficulties and complexities associated with our insurance coverage that could cause us to suffer uninsured losses, which could adversely affect our business, results of operations, and profitability. There is no assurance that we will be able to obtain insurance coverage at a reasonable cost or fully utilize such insurance coverage, if necessary.

***We rely on key utility services.***

Our business is dependent on a number of key inputs and their related costs, including raw materials and supplies related to our growing operations, as well as electricity, water and other local utilities. Our cannabis growing operations consume and will continue to consume considerable energy, which makes us vulnerable to rising energy costs. Accordingly, rising or volatile energy costs may, in the future, adversely impact our business and our ability to operate profitably. Additionally, any significant interruption or negative change in the availability or economics of the supply chain for our key inputs could materially impact our business, financial condition and operating results. If we are unable to secure required supplies and services on satisfactory terms, it could have a materially adverse impact on our business, financial condition and operating results.

### Risks Related to Owning Subordinate Voting Shares

***A return on our securities is not guaranteed.***

There is no guarantee that our Subordinate Voting Shares will earn any positive return in the short term or long term. A holding of Subordinate Voting Shares is speculative and involves a high degree of risk and should be undertaken only by holders whose financial resources are sufficient to enable them to assume such risks and who have no need for immediate liquidity in their investment. A holding of Subordinate Voting Shares is appropriate only for holders who have the capacity to absorb a loss of some or all of their holdings.

***Additional issuances of Multiple Voting Shares or Subordinate Voting Shares may result in further dilution and could have anti-takeover effects.***

We may issue additional equity or convertible debt securities in the future, which may dilute an existing shareholder's holdings. Our articles permit the issuance of an unlimited number of Multiple Voting Shares and Subordinate Voting Shares, and existing shareholders will have no pre-emptive rights in connection with such further issuances. Our board of directors has discretion to determine the price and the terms of further issuances. The ability of our board of directors to issue additional Multiple Voting shares and/or Subordinate Voting Shares could also have anti-takeover effects. Moreover, we will issue additional Subordinate Voting Shares on the conversion of the Multiple Voting Shares in accordance with their terms. To the extent holders of our options, warrants or other convertible securities convert or exercise their securities and sell Subordinate Voting Shares they receive, the trading price of the Subordinate Voting Shares may decrease due to the additional amount of Subordinate Voting Shares available in the market. We cannot predict the size or nature of future issuances or the effect that future issuances and sales of Subordinate Voting Shares will have on the market price of the Subordinate Voting Shares. Issuances of a substantial number of additional Subordinate Voting Shares, or the perception that such issuances could occur, may adversely affect prevailing market prices for the Subordinate Voting Shares. With any additional issuance of Subordinate Voting Shares, our investors will suffer dilution to their voting power and economic interest.

***Sales of substantial amounts of Subordinate Voting Shares by our existing shareholders in the public market may have an adverse effect on the market price of the Subordinate Voting Shares.***

Sales of a substantial number of Subordinate Voting Shares in the public market could occur at any time. These sales, or the perception in the market that holders of a large number of shares intend to sell shares, or the availability of such securities for sale, could adversely affect the prevailing market prices for the Subordinate Voting Shares. As of December 31, 2022, we had an aggregate of 262,263.86 Multiple Voting Shares outstanding, which were convertible into an aggregate of 26,226,386 Subordinate Voting Shares. If all or a substantial portion of our Multiple Voting Shares are converted into Subordinate Voting Shares, the potential for sales of substantial numbers of Subordinate Voting Shares may increase. A decline in the market prices of the Subordinate Voting Shares could impair our ability to raise additional capital through the sale of securities should it desire to do so.

***The market price for the Subordinate Voting Shares has been and is likely to continue to be volatile.***

The market price for the Subordinate Voting Shares may be volatile and subject to wide fluctuations in response to numerous factors, many of which will be beyond our control, including, but not limited to, the following: (i) actual or anticipated fluctuations in our quarterly results of operations; (ii) recommendations by securities research analysts; (iii) changes in the economic performance or market valuations of companies in the cannabis industry; (iv) additions or departures of our executive officers and other key personnel; (v) release or expiration of transfer restrictions on our issued and outstanding shares; (vi) regulatory changes affecting the cannabis industry generally and our business and operations; (vii) announcements by us and our competitors of developments and other material events; (viii) fluctuations in the costs of vital production materials and services; (ix) changes in global financial markets and global economies and general market conditions, such as interest rates and pharmaceutical product price volatility, as well as disruptions to health crisis (such as the COVID-19 pandemic), severe weather events, or armed conflicts (such as the conflict between Ukraine and Russia); significant acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving us or our competitors; (xi) operating and share price performance of other companies that investors deem comparable to us or from a lack of market comparable companies; (xii) false or negative reports issued by individuals or companies who have taken aggressive short sale positions; and (xiii) news reports relating to trends, concerns, technological or competitive developments, regulatory changes and other related issues in our industry or target markets.

Financial markets have experienced significant price and volume fluctuations that have affected the market prices of equity securities of companies and that have often been unrelated to the operating performance, underlying asset values or prospects of those companies. Accordingly, the market price of the Subordinate Voting Shares may decline even if our operating results, underlying asset values or prospects have not changed.

These factors, as well as other related factors, may cause decreases in asset values that are deemed to be other than temporary, which may result in impairment losses. There can be no assurance that continuing fluctuations in price and volume will not occur. If such increased levels of volatility and market turmoil continue, our operations could be adversely impacted, and the trading price of the Subordinate Voting Shares could be materially adversely affected.

***There may not be sufficient liquidity in the markets for our Subordinate Voting Shares.***

Our Subordinate Voting Shares are listed for trading on the CSE under the trading symbol "TRUL" and on the OTCQX Best Market under the symbol "TCNNF." The liquidity of any market for the shares of our Subordinate Voting Shares will depend on a number of factors, including:

- The number of shareholders;

- Our operating performance and financial condition;

- The market for similar securities;

- The extent of coverage by securities or industry analysts; and

- The interest of securities dealers in making a market in the shares.

## *Risks Related to Being a Public Company*

***We are subject to increased costs as a result of being a U.S. reporting company.***

As a public issuer, we are subject to the reporting requirements and rules and regulations under the applicable Canadian securities laws and rules of any stock exchange on which our securities may be listed from time to time. In addition, we became subject to the reporting requirements of the United States Securities Exchange Act of 1934, as amended, and the regulations promulgated thereunder on February 4, 2021. Additional or new regulatory requirements may be adopted in the future. The requirements of existing and potential future rules and regulations will increase our legal, accounting, and financial compliance costs, make some activities more difficult, time-consuming or costly and may also place undue strain on our personnel, systems and resources, which could adversely affect our business, financial condition, and results of operations.

**Item 1B. Unresolved Staff Comments.**

None.

**Item 2. Properties.**

We have no material properties.

**Item 3. Legal Proceedings.**

There are no actual or to our knowledge contemplated legal proceedings material to us or to which any of our or any of our subsidiaries' property is the subject matter.

There have been no penalties or sanctions imposed against the Company by a court or regulatory authority, and the Company has not entered into any material settlement agreements before any court relating to provincial or territorial securities legislation or with any securities regulatory authority, in the three years prior to the date of this prospectus.

**Item 4. Mine Safety Disclosures.**

Not applicable

**PART II**

**Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.**

**Trading Price and Volume**

The Subordinate Voting Shares are traded on the CSE under the symbol "TRUL." The following table sets forth trading information pulled from Bloomberg for the Subordinate Voting Shares for the periods indicated.

| Period | Low Trading Price (C$) | | High Trading Price (C$) | | Volume (#) |
|---|---|---|---|---|---|
| **Year Ended December 31, 2022** | | | | | |
| Fourth Quarter (December 31, 2022) | $ | 8.72 | $ | 21.60 | 31,338,044 |
| Third Quarter (September 30, 2022) | $ | 11.53 | $ | 19.77 | 17,985,615 |
| Second Quarter (June 30, 2022) | $ | 14.51 | $ | 27.42 | 24,446,760 |
| First Quarter (March 31, 2022) | $ | 21.71 | $ | 34.61 | 26,884,845 |
| | | | | | |
| **Year Ended December 31, 2021** | | | | | |
| Fourth Quarter (December 31, 2021) | $ | 29.05 | $ | 43.75 | 27,122,860 |
| Third Quarter (September 30, 2021) | $ | 29.54 | $ | 48.34 | 21,068,170 |
| Second Quarter (June 30, 2021) | $ | 43.20 | $ | 59.60 | 22,111,976 |
| First Quarter (March 31, 2021) | $ | 39.26 | $ | 67.45 | 26,428,456 |

Source: Bloomberg.

The Subordinate Voting Shares are also traded on the OTCQX under the symbol "TCNNF." The following table sets forth trading information pulled from Bloomberg for the Subordinate Voting Shares for the periods indicated.

| Period | Low Trading Price ($) | | High Trading Price ($) | | Volume (#) |
|---|---|---|---|---|---|
| **Year Ended December 31, 2022** | | | | | |
| Fourth Quarter (December 31, 2022) | $ | 6.39 | $ | 16.11 | 27,927,795 |
| Third Quarter (September 30, 2022) | $ | 8.29 | $ | 15.20 | 15,699,686 |
| Second Quarter (June 30, 2022) | $ | 11.28 | $ | 21.99 | 17,861,958 |
| First Quarter (March 31, 2022) | $ | 16.99 | $ | 27.44 | 26,432,828 |
| | | | | | |
| **Year Ended December 31, 2021** | | | | | |
| Fourth Quarter (December 31, 2021) | $ | 23.10 | $ | 34.75 | 26,893,469 |
| Third Quarter (September 30, 2021) | $ | 23.38 | $ | 39.01 | 23,772,558 |
| Second Quarter (June 30, 2021) | $ | 34.52 | $ | 47.49 | 20,283,884 |
| First Quarter (March 31, 2021) | $ | 31.62 | $ | 53.73 | 29,364,111 |

Source: Bloomberg.

The OTCQX market quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.

**Holders of Record**

As of December 31, 2022, there were approximately 375 shareholders of record of our Subordinate Voting Shares, 14 holders of record of our Multiple Voting Shares, and no holders of record of our Super Voting Shares.

**Dividends**

We have not declared dividends or distributions on Subordinate Voting Shares in the past. We currently intend to reinvest all future earnings to finance the development and growth of our business. As a result, we do not intend to pay dividends on Subordinate Voting Shares in the foreseeable future. Any future determination to pay dividends will be at the discretion of our board of directors and will depend on the financial condition, business environment, operating results, capital requirements, any contractual restriction on the payment of dividends and any other factors the board deems relevant.

**Stock Price Performance Graph**

The following graph compares the cumulative total shareholder return on our Subordinate Voting Shares from September 25, 2018, when the Company began trading on the CSE, through December 31, 2022, with the comparable cumulative return of the Russell 2000 Index and a selected peer group of companies. The comparison assumes all dividends have been reinvested (if any) and an initial investment of $100 on September 25, 2018. The returns of each company in the peer group have been weighted to reflect their market capitalizations. All amounts below are disclosed in U.S. Dollars. The stock price performance on the following graph is not necessarily indicative of future stock price performance.



Below are the specific companies included in the peer group.

- Cresco Labs Inc.
- Curaleaf Holdings Inc.
- Green Thumb Industries Inc.
- Verano Holdings Corp.

During the year ended December 31, 2022, the Company determined the above identified peer group was more in line with the Company's operations and market capitalization than those identified in the prior year.

The performance graph and other information furnished under this Part II Item 5 of this Form 10-K shall not be deemed to be "soliciting material" or to be "filed" with the SEC or subject to Regulation 14A or 14C, or to the liabilities of Section 18 of the Exchange Act.

**Recent Sales of Unregistered Securities**

All sales of unregistered securities during the year ended December 31, 2022 were reported in a Form 8-K or Form 10-Q filed with the SEC.

**Item 6. [Reserved]**

Not applicable.

**Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.**

**FINANCIAL CONDITION AND RESULTS OF OPERATIONS**

*The following discussion of our financial condition and results of operations should be read together with our consolidated financial statements and the related notes included elsewhere in this Annual Report on Form 10-K. This discussion contains forward-looking statements and involves numerous risks and uncertainties, including but not limited to those described in the "Risk Factors" section of this Annual Report on Form 10-K. Actual results may differ materially from those contained in any forward-looking statements. You should read "Cautionary Note Regarding Forward-Looking Statements" and "Risk Factors" contained in this Annual Report on Form 10-K.*

**Overview**

Trulieve is a vertically integrated cannabis company and multi-state operator which currently directly holds licenses to operate in ten states and has received notice of intent to award a license in an eleventh state. Headquartered in Quincy, Florida, we are the market leader for quality medical cannabis products and services in Florida and we have market leading retail operations in Arizona, Pennsylvania, and West Virginia. By providing innovative, high-quality products across our brand portfolio, we aim to be the brand of choice for medical and adult-use customers in all of the markets that we serve. We operate in highly regulated markets that require expertise in cultivation, manufacturing, retail and logistics. We have developed proficiencies in each of these functions and are committed to expanding access to high quality cannabis products and delivering exceptional customer experiences.

All of the states in which we operate have developed programs to permit the use of cannabis products for medicinal purposes to treat specific conditions and diseases, which we refer to as medical cannabis. Recreational marijuana, or adult-use cannabis, is legal marijuana sold in licensed dispensaries to adults ages 21 and older. Thus far, of the states in which we operate, Arizona, California, Colorado, Connecticut, Maryland, and Massachusetts, have adopted legislation permitting the commercialization of adult-use cannabis products. Trulieve operates its business through its directly and indirectly owned subsidiaries that hold licenses and have entered managed service agreements in the states in which they operate.

As of December 31, 2022, we operated 181 dispensaries, with 123 dispensaries in Florida, 20 dispensaries in Arizona, 19 affiliated dispensaries in Pennsylvania, three dispensaries in California, three dispensaries in Maryland, three dispensaries in Massachusetts, nine dispensaries in West Virginia and one dispensary in Connecticut, and we operated cultivation and processing facilities in Arizona, Colorado, Florida, Georgia, Maryland, Massachusetts, Pennsylvania, and West Virginia.

**Components of Results of Continuing Operations**

*Revenue*

We derive our revenue from cannabis products which we manufacture, sell and distribute to our customers by home delivery and in our dispensaries.

*Gross Profit*

Gross profit includes revenue less the costs directly attributable to product sales and includes amounts paid to produce finished goods, such as flower, and concentrates, as well as packaging and other supplies, fees for services and processing, allocated overhead which includes allocations of rent, administrative salaries, utilities, and related costs. Cannabis costs are affected by various state regulations that limit the sourcing and procurement of cannabis product, which may create fluctuations in margins over comparative periods as the regulatory environment changes.

*Sales and Marketing*

Sales and marketing expenses consist of marketing expenses related to marketing programs for our products. Personnel related costs related to dispensaries are the primary costs of sales and marketing. As we continue to expand and open additional dispensaries, we expect our sales and marketing expenses to continue to increase.

*General and Administrative*

General and administrative expenses represent costs incurred at our corporate offices, primarily related to personnel costs, including salaries, incentive compensation, benefits, and other professional service costs, including legal and accounting. We expect to continue to invest considerably in this area to support our expansion plans and to support the increasing complexity of the cannabis business.

*Depreciation and Amortization*

Depreciation expense is calculated on a straight-line basis using the estimated useful life of each asset. Estimated useful life is determined by asset class and is reviewed on an annual basis and revised if necessary. Amortization expense is amortized using the straight-line method over the estimated useful life of the intangible assets. Useful lives for intangible assets are determined by type of asset with the initial determination of useful life determined during the valuation of the business combination. On an annual basis, the useful lives of each intangible class of assets are evaluated for appropriateness and adjusted if appropriate.

*Other Income (Expense), Net*

Other income (expense), net consist primarily of interest expense, interest income, and the impact of the revaluation of the liability classified warrants and our interest rate swap.

*Provision for Income Taxes*

Provision for income taxes is calculated using the asset and liability method. Deferred income tax assets and liabilities are determined based on enacted tax rates and laws for the years in which the differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. As we operate in the cannabis industry, we are subject to the limits of IRC Section 280E under which we are only allowed to deduct expenses directly related to costs of goods sold.

**Financial Review**

**Highlights for the 2022 year include:**

- **Revenue, net:** We generated revenues of $1.24 billion from the sale of cannabis and cannabis related products, driven by our continued expansion in both our new and legacy markets.

- **Gross profit:** We generated gross profit of $682.0 million.

- **Inventory:** We ended the year with $297.8 million in inventories.

- **Net Cash from Operations**: We generated cash from operations of $23.1 million.

## Results of Continuing Operations

This section of this Form 10-K generally discusses 2022 and 2021 items and year-to-year comparisons between 2022 and 2021 and 2021 and 2020 for continuing operations, except as noted. Refer to *Note 18. Discontinued Operations* to the consolidated financial statements included in this Annual Report on Form 10-K for additional financial information related to our discontinued operations.

## Year Ended December 31, 2022 Compared to Year Ended December 31, 2021

| | Year Ended December 31, | | | | 2022 vs. 2021 |
| | 2022 | | 2021 | | |
| | | *(in thousands)* | | | |
| Statement of operations data: | Amount | Percentage of revenue | Amount | Percentage of revenue | Amount Change |
|---|---|---|---|---|---|
| Revenue, net | $1,239,812 | 100.0% | $937,981 | 100.0% | 301,831 |
| Cost of goods sold | 557,820 | 45.0% | 370,169 | 39.5% | 187,651 |
| Gross profit | 681,992 | 55.0% | 567,812 | 60.5% | 114,180 |
| Expenses: | | | | | |
| Sales and marketing | 284,936 | 23.0% | 215,146 | 22.9% | 69,790 |
| General and administrative | 169,731 | 13.7% | 100,509 | 10.7% | 69,222 |
| Depreciation and amortization | 119,371 | 9.6% | 47,229 | 5.0% | 72,142 |
| Impairment and disposal of long-lived assets, net | 75,547 | 6.1% | 5,371 | 0.6% | 70,176 |
| Total expenses | 649,585 | 52.4% | 368,255 | 39.3% | 281,330 |
| Income from operations | 32,407 | 2.6% | 199,557 | 21.3% | (167,150) |
| Other income (expense): | | | | | |
| Interest expense | (79,771) | (6.4%) | (34,787) | (3.7%) | (44,984) |
| Change in fair value of derivative liabilities - warrants | 2,643 | 0.2% | 208 | 0.0% | 2,435 |
| Other income, net | 1,376 | 0.1% | 1,109 | 0.1% | 267 |
| Total other expense, net | (75,752) | (6.1%) | (33,470) | (3.6%) | (42,282) |
| (Loss) income before provision for income taxes | (43,345) | (3.5%) | 166,087 | 17.7% | (209,432) |
| Provision for income taxes | 161,820 | 13.1% | 146,703 | 15.6% | 15,117 |
| Net (loss) income from continuing operations and comprehensive (loss) income | (205,165) | (16.5%) | 19,384 | 2.1% | (224,549) |
| Net loss from discontinued operations, net of tax benefit of $10,663 and $642, respectively | (47,562) | (3.8%) | (1,939) | (0.2%) | (45,623) |
| Net (loss) income | (252,727) | (20.4%) | 17,445 | 1.9% | (270,172) |
| Less: Net loss and comprehensive loss attributable to non-controlling interest from continuing operations | (6,663) | (0.5%) | (587) | (0.1%) | (6,076) |
| Net (loss) income and comprehensive (loss) income attributable to common shareholders | $ (246,064) | (19.8%) | $ 18,032 | 1.9% | $(264,096) |

*Revenue, Net*

Revenue for the year ended December 31, 2022, was $1,239.8 million, an increase of $301.8 million or 32%, from $938.0 million for the year ended December 31, 2021. The increase in revenue is due to contributions from acquisitions, most notably, Harvest Health & Recreation, Inc. ("Harvest") in October 2021 and Anna Holdings, LLC ("Keystone Shops") in July 2021, continued expansion into new states such as Massachusetts and West Virginia, and additional dispensaries opened in existing markets.

*Cost of Goods Sold*

Cost of goods sold for the year ended December 31, 2022, was $557.8 million, an increase of $187.7 million or 51%, from $370.2 million for the year ended December 31, 2021, primarily in correlation with the increase in revenues. Cost of goods sold as a percentage of revenue was 45% for the year ended December 31, 2022 as compared to 39% for the year ended December 31, 2021, primarily due to increased depreciation related to capital expenditures to support business growth, new production facilities in existing markets where economies of scale are anticipated in the future, and expansion into new markets which are not fully vertical, resulting in the sale of third-party products, and therefore yield lower margin than our vertical markets.

*Gross Profit*

Gross profit for the year ended December 31, 2022, was $682.0 million, an increase of $114.2 million or 20% from $567.8 million for the year ended December 31, 2021. Gross profit as a percentage of revenue was 55% for the year ended December 31, 2022 as compared to 61% for the year ended December 31, 2021, due to higher revenue offset by many factors including, increased wholesale business, which is generally lower margin than retail sales, increased depreciation related to capital expenditures to support business growth, new production facilities where economies of scale are anticipated in the future, and expansion into new markets which are not fully vertical, resulting in the sale of third-party products, and therefore yield lower margin than our vertical markets.

*Sales and Marketing Expense*

Sales and marketing expense for the year ended December 31, 2022, was $284.9 million, an increase of $69.8 million, or 32% from $215.1 million for the year ended December 31, 2021, but remained consistent as a percentage of revenue. The increase in sales and marketing is the result of a higher headcount for the year, as we continue to add additional dispensaries in efforts to maintain and further drive higher growth in sales and market share as well as expanding into new markets.

*General and Administrative Expense*

General and administrative expense for the year ended December 31, 2022, was $169.7 million an increase of $69.2 million or 69% from $100.5 million for the year ended December 31, 2021. General and administrative expense as a percentage of revenue increased from 11% to 14%. The increase in general and administrative expense is the result of entering new markets, ramping our infrastructure to support growth initiatives, repositioning of facilities which have been temporarily idled, and amounts related to specific non-recurring items such as legal settlements. We also contributed $20.0 million to the Smart and Safe Florida campaign during 2022.

*Depreciation and Amortization Expense*

Depreciation and amortization expense for the year ended December 31, 2022, was $119.4 million, an increase of $72.1 million, or 153%, from $47.2 million for the year ended December 31, 2021. The overall increase in depreciation and amortization expense is due to increased depreciation from acquired facilities, and increased amortization related to acquired licenses and other intangibles, from the investment in infrastructure for additional dispensaries and cultivation facilities.

*Impairment and Disposal of Long-lived Assets, Net*

Loss on impairment and disposal of long-lived assets for the year ended December 31, 2022, was $75.5 million an increase of $70.2 million as compared to $5.4 million for the year ended December 31, 2021. The increase in the current period is primarily due to exited facilities and the repositioning of assets, primarily in our Southeast hub. The prior year primarily consisted of the write-off of certain licenses in our Southwest hub due to market changes and the disposal of certain long-lived assets.

*Other Expense, Net*

Total other expense, net for the year ended December 31, 2022 was $75.8 million, an increase of $42.3 million or 126%, from $33.5 million for the year ended December 31, 2021. The increase is primarily the result of an increase in interest expense related to additional private placement notes, notes payable, and finance leases to support business growth and loss on disposal of non-operational assets in the Northeast and Southeast as the Company continues to streamline its operations.

*Provision for Income Taxes*

The provision for income taxes for the year ended December 31, 2022 was $161.8 million an increase of $15.1 million from $146.7 million for the year ended December 31, 2021. Provision for income taxes as a percentage of revenue decreased from 16% to 13%. Under IRC Section 280E, cannabis companies are only allowed to deduct expenses that are directly related to production of the products. During the third quarter of the 2022, the Company adopted a more favorable tax position with respect to intercompany management fees based on an IRS position taken in audit of a similar businesses. The increase in income tax expense is primarily due to the increase in gross profit as a result of increased revenue, partially offset by the more favorable tax position on intercompany management fees.

*Net (Loss) Income from Continuing Operations and Comprehensive (Loss) Income*

Net loss from continuing operations for the year ended December 31, 2022 was $205.2 million, a decrease of $224.5 million from net income from continuing operations of $19.4 million for the year ended December 31, 2021. A significant factor in the decrease in net income is the Company's repositioning and continued work to streamline our cultivation and production facilities and the markets in which we operate. This resulted in a loss on disposal of long-lived assets and non-operating assets of $75.5 million. The Company expects to continue to incur such costs in the near-term as we continue to focus on streamlining our business and the markets in which we operate or may enter into. The increase to sales and marketing expenses, general and administrative expenses, depreciation and amortization, and interest expense, as described above, were also factors in the decreased net income.

*Net Loss from Discontinued Operations, Net of Tax Benefit*

Net loss from discontinued operations, net of tax benefit, for the year ended December 31, 2022 was $47.6 million an increase of $45.6 million from net loss from discontinued operations of $1.9 million for the year ended December 31, 2021. The increase is primarily the result of our continued efforts to reposition assets and streamline operations which resulted in a one-time impairment of long-lived assets related to discontinued operations of $49.1 million, primarily consisting of a license and facility lease and related assets.

**Year Ended December 31, 2021 Compared to Year Ended December 31, 2020**

| | Year Ended December 31, | | | | 2021 vs. 2020 |
|---|---|---|---|---|---|
| | **2021** | | **2020** | | |
| | *(in thousands)* | | | | |
| **Statement of operations data:** | **Amount** | **Percentage of revenue** | **Amount** | **Percentage of revenue** | **Amount Change** |
| Revenue, net | $ 937,981 | 100.0% | $521,533 | 100.0% | 416,448 |
| Cost of goods sold | 370,169 | 39.5% | 135,116 | 25.9% | 235,053 |
| Gross profit | 567,812 | 60.5% | 386,417 | 74.1% | 181,395 |
| Expenses: | | | | | |
| Sales and marketing | 215,146 | 22.9% | 119,395 | 22.9% | 95,751 |
| General and administrative | 100,509 | 10.7% | 36,056 | 6.9% | 64,453 |
| Depreciation and amortization | 47,229 | 5.0% | 12,600 | 2.4% | 34,629 |
| Impairment and disposal of long-lived assets, net | 5,371 | 0.6% | 63 | 0.0% | 5,308 |
| Total expenses | 368,255 | 39.3% | 168,114 | 32.2% | 200,141 |
| Income from operations | 199,557 | 21.3% | 218,303 | 41.9% | (18,746) |
| Other income (expense): | | | | | |
| Interest expense | (34,787) | -3.7% | (20,237) | (3.9%) | (14,550) |
| Change in fair value of derivative liabilities - warrants | 208 | 0.0% | (42,679) | (8.2%) | 42,887 |
| Other income, net | 1,109 | 0.1% | 2,062 | 0.4% | (953) |
| Total other expense, net | (33,470) | -3.6% | (60,854) | (11.7%) | 27,384 |
| Income before provision for income taxes | 166,087 | 17.7% | 157,449 | 30.2% | 8,638 |
| Provision for income taxes | 146,703 | 15.6% | 94,451 | 18.1% | 52,252 |
| Net income from continuing operations and comprehensive income | 19,384 | 2.1% | 62,998 | 12.1% | (43,614) |
| Net loss from discontinued operations, net of tax benefit of $642 and $0, respectively | (1,939) | -0.2% | — | 0.0% | (1,939) |
| Net income | 17,445 | 1.9% | 62,998 | 12.1% | (45,553) |
| Less: Net loss and comprehensive loss attributable to non-controlling interest from continuing operations | (587) | -0.1% | — | 0.0% | (587) |
| Net income and comprehensive income attributable to common shareholders | $ 18,032 | 1.9% | $ 62,998 | 12.1% | $ (44,966) |

*Revenue, Net*

Revenue for the year ended December 31, 2021, was $938.0 million, an increase of $416.5 million or 80% from $521.5 million for the year ended December 31, 2020. The increase in revenue is primarily the result of increased locations, increased or new wholesale operations in specific markets, organic growth in retail sales due to an increase in products available for purchase, and acquisitions, most notably the acquisition of Harvest Health & Recreation, Inc. ("Harvest") in October 2021.

*Cost of Goods Sold*

Cost of goods sold for the year ended December 31, 2021, was $370.2 million, an increase of $235.1 million or 174% from $135.1 million for the year ended December 31, 2020, primarily in correlation with the increase in revenue. Cost of goods sold as a percentage of revenue increased from 26% for the year ended December 31, 2020 to 40% for the year ended December 31, 2021 due to our inventory step-up related to acquisitions, increased wholesale business which is generally lower margin than retail sales, increased depreciation related to capital expenditures in cultivation and processing to support business growth and expansion into new markets which are not fully vertical, resulting in the sale of third party products, and therefore yield lower margin than the Florida vertical market.

*Gross Profit*

Gross profit for the year ended December 31, 2021, was $567.8 million, an increase of $181.4 million or 47% from $386.4 million for the year ended December 31, 2020, as a result of an increase in retail sales due to an increase in the number of dispensaries and customer count. Gross profit as a percentage of revenue decreased from 74% for the year ended December 31, 2020 to 61%, for the year ended December 31, 2021. This decrease is caused by inventory step-up related to acquisitions, increased wholesale business, which is generally lower margin than retail sales, increased depreciation related to capital expenditures in cultivation and processing to support business growth, expansion into new markets which are not fully vertical and therefore yield lower margin than the Florida vertical market and macro-economic factors centered around prices and labor.

*Sales and Marketing Expense*

Sales and marketing expense for the year ended December 31, 2021, was $215.1 million an increase of $95.7 million, or 80% from $119.4 million for the year ended December 31, 2020. The increase in sales and marketing is the result of a higher headcount for the year, as we continue to add additional dispensaries in efforts to maintain and further drive higher growth in sales and market share. This increased headcount resulted in higher personnel costs, which is the primary driver for the increase year over year.

*General and Administrative Expense*

General and administrative expense for the year ended December 31, 2021, was $100.5 million an increase $64.5 million or 179% from $36.1 million for the year ended December 31, 2020. The increase in general and administrative expense is primarily the result of significant expenses incurred to acquire and integrate new subsidiaries, most notably Harvest and entering new markets and ramping up our infrastructure.

*Depreciation and Amortization Expense*

Depreciation and amortization expense for the year ended December 31, 2021, was $47.2 million, an increase of $34.6 million, or 275% from $12.6 million for the year ended December 31, 2020. The overall increase in depreciation and amortization expenses was due to amortization of intangibles acquired and fair valued in acquisitions, and investment in infrastructure that resulted in more capitalized assets from additional dispensaries. Furthermore, depreciation expense increased due to additional finance leases added.

*Impairment and Disposal of Long-lived Assets*

Loss on impairment and disposal of long-lived assets for the year ended December 31, 2021, was $5.4 million an increase of $5.3 million from $0.1 million for the year ended December 31, 2020. The increase is primarily due to the write off of certain licenses in the Southwest due to market changes and the disposal of certain long-lived assets.

*Other Expense, Net*

Total other expense, net for the year ended December 31, 2021, was $33.5 million, a decrease of $27.4 million, or 45%, from $60.9 million for the year ended December 31, 2020. The overall decrease is primarily driven by $42.7 million of other expense due to revaluation of warrants, offset by increased interest expense due to additional financings.

On December 10, 2020, the Company entered into a Supplemental Warrant Indenture with Odyssey Trust Company pursuant to which it amended the terms of the issued and outstanding subordinate voting share purchase warrants of the Company (the "Public Warrants") to convert the exercise price of the Public Warrants to $13.47 per share, the U.S. dollar equivalent of the Canadian dollar exercise price of the Public Warrants of C$17.25. As a result of this, the Public Warrants converted to equity and eliminated the necessity of revaluation expense on these warrants. The Company did acquire Canadian dollar warrants in the acquisition of Harvest and recorded income related to the revaluation of these warrants in the fourth quarter of the year ended December 31, 2021.

Additionally, interest expense increased as a result of new debt to support business growth, additional finance leases and additional construction finance liabilities acquired in the Harvest acquisition.

*Provision for Income Taxes*

The provision for income taxes for the year ended December 31, 2021 was $146.7 million an increase of $52.3 million from $94.5 million for the year ended December 31, 2020, due to an increase in gross profit of $181.4 million for the same period. Under IRC Section 280E, cannabis companies are only allowed to deduct expenses that are directly related to production of the products. The increase in income tax expense is due to the significant increase in gross profit as well as an increase in expenses with are not tax deductible under 280E.

*Net Income and Comprehensive Income from Continuing Operations*

Net income for the year ended December 31, 2021 was $19.4 million, a decrease of $43.6 million from $63.0 million for the year ended December 31, 2020. The decrease in net income was driven primarily by an increase in revenue due to increased dispensary locations, expansion of wholesale business, and acquisitions that was offset by the increased cost of goods sold and income tax expenses due to 280E, as described above. In addition, increases in sales and marketing and general and administrative expenses such significant expenses incurred to acquire and integrate new subsidiaries, most notably Harvest, increases in personnel costs, dispensary expenses, depreciation and amortization, interest expense, ramping infrastructure and go-forward compliance, all contributed to the offset in net income.

*Net Loss from Discontinued Operations, Net of Tax Benefit*

Net loss from discontinued operations, net of tax benefit, for the year ended December 31, 2021 was $1.9 million an increase of $1.9 million from zero for the year ended December 31, 2020, as there were no operations in the prior year 2020.

**Liquidity and Capital Resources**

*Sources of Liquidity*

Since our inception, we have funded our operations and capital spending through cash flows from product sales, third-party debt, proceeds from the sale of our capital stock and loans from affiliates and entities controlled by our affiliates. We are generating cash from sales and are deploying our capital reserves to acquire and develop assets capable of producing additional revenues and earnings over both the immediate and near term to support our business growth and expansion. Our current principal sources of liquidity are our cash and cash equivalents provided by our operations and debt and equity offerings. Cash and cash equivalents consist primarily of cash on deposit with banks and money market funds.

Our primary uses of cash are for working capital requirements, capital expenditures, debt service payments, income tax payments, and acquisitions. Additionally, from time to time, we may use capital for other investing and financing activities. Working capital is used principally for our personnel as well as costs related to the growth, manufacture and production of our products. Our capital expenditures consist primarily of additional facilities and dispensaries, and improvements to existing facilities. Our debt service payments consist primarily of interest payments. Income tax payments are mainly represented by federal income tax payments due to IRC Section 280E. Acquisitions consist of expanding the cultivation and dispensary footprint.

Cash and cash equivalents were $212.3 million as of December 31, 2022. We believe our existing cash balances will be sufficient to meet our anticipated cash requirements from the date of this Annual Report on Form 10-K through at least the next 12 months. Any additional future requirements will be funded through the following sources of capital:

- Cash from ongoing operations,

- Market offerings - the Company has the ability to offer equity in the market for significant potential proceeds, as evidenced by previous recent private placements,

- Debt - the Company has the ability to obtain additional debt from additional creditors,

- Exercise of share-based awards - the Company may receive funds from exercise of options and warrants from the holders of such securities.

*Cash Flows*

The consolidated statements of cash flows include continuing operations and discontinued operations for the year ended December 31, 2022 and 2021. There were no discontinued operations for the year ended December 31, 2020. The table below highlights our cash flows for the periods indicated.

| | Year Ended December 31, | | |
| | 2022 | 2021 | 2020 |
| --- | --- | --- | --- |
| | *(in thousands)* | | |
| Net cash provided by operating activities | $ 23,096 | $ 12,898 | $ 99,643 |
| Net cash used in investing activities | (215,057) | (215,184) | (174,654) |
| Net cash provided by financing activities | 177,796 | 289,232 | 129,911 |
| Net (decrease) increase in cash and cash equivalents | (14,165) | 86,946 | 54,900 |
| Cash, cash equivalents, and restricted cash, beginning of year | 233,098 | 146,713 | 91,813 |
| Cash and cash equivalents of discontinued operations, beginning of period | 561 | — | — |
| Less: cash and cash equivalents of discontinued operations, end of period | (621) | (561) | — |
| Cash, cash equivalents, and restricted cash, end of year | $ 218,873 | $ 233,098 | $ 146,713 |

*Cash Flow from Operating Activities*

Net cash provided by operating activities was $23.1 million for the year ended December 31, 2022, an increase of $10.2 million, compared to $12.9 million net cash provided by operating activities during the year ended December 31, 2021. This is primarily due to favorable changes in working capital, including the timing of income tax payments that were offset by increases in inventory.

*Cash Flow from Investing Activities*

Net cash used in investing activities was $215.1 million for the year ended December 31, 2022, a decrease of $0.1 million, compared to the $215.2 million net cash used in investing activities for the year ended December 31, 2021. The decrease is mainly due to the decrease of property and equipment purchases offset by cash provided by the Harvest acquisition.

*Cash Flow from Financing Activities*

Net cash provided by financing activities was $177.8 million for the year ended December 31, 2022, a decrease of $111.4 million, compared to the $289.2 million net cash provided by financing activities for the year ended December 31, 2021. The decrease is primarily related to a decrease in proceeds from borrowings compared to the prior year.

**Balance Sheet Exposure**

As of December 31, 2022 and 2021, 100% of our balance sheet is exposed to U.S. cannabis-related activities. We believe our operations are in material compliance with all applicable state and local laws, regulations and licensing requirements in the states in which we operate. However, cannabis remains illegal under U.S. federal law. Substantially all our revenue is derived from U.S. cannabis operations. For information about risks related to U.S. cannabis operations, please refer to the "Risk Factors" section of this Annual Report on Form 10-K.

**Contractual Obligations**

As of December 31, 2022, we had the following contractual obligations to make future payments, representing contracts and other commitments that are known and committed:

|  | <1 Year | 1 to 3 Years | 3 to 5 Years | >5 Years | Total |
|---|---|---|---|---|---|
|  | *(in thousands)* | | | | |
| Notes payable | $ 12,453 | $ 7,251 | $ 72,428 | $ 16,401 | $ 108,533 |
| Private placement notes | — | 130,000 | 425,000 | — | 555,000 |
| Operating lease liabilities | 21,807 | 43,019 | 41,430 | 92,038 | 198,294 |
| Finance lease liabilities | 15,629 | 29,919 | 26,276 | 48,076 | 119,900 |
| Construction finance liabilities | 23,406 | 47,911 | 49,606 | 403,934 | 524,857 |
| Lease settlements | 2,041 | 1,429 | 847 | 2,647 | 6,964 |
| **Total** [1] | $ 75,336 | $ 259,529 | $ 615,587 | $ 563,096 | $ 1,513,548 |

(1) Includes liabilities due in relation to our discontinued operations.

For additional information on our commitments for financing arrangements, future lease payments, lease guarantees, and other obligations, see Item 8, Note 10. *Notes Payable*, Note 11. *Private Placement Notes,* Note 12. *Leases*, Note 13. *Construction Finance Liabilities,* and Note 22. *Commitments and Contingencies.*

As of the date of this Annual Report on Form 10-K, we do not have any off-balance-sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of, including, and without limitation, such considerations as liquidity and capital resources.

**Critical accounting policies and estimates**

*Critical accounting estimates*

The preparation of the consolidated financial statements in conformity with Generally Accepted Accounting Principles ("GAAP") requires management to make judgments, estimates, and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and underlying assumptions are reviewed on an ongoing basis. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates, and revisions to accounting estimates are recognized in the period in which the estimate is revised.

Significant judgments, estimates, and assumptions that have the most significant effect on the amounts recognized in the consolidated financial statements are described below. See *Note 3. Summary of Significant Accounting Policies* to the consolidated financial statements included in this Annual Report on Form 10-K for further information.

*Inventory*

The net realizable value of inventories represents the estimated selling price for inventories in the ordinary course of business, less all estimated costs of completion and costs necessary to make the sale. The determination of net realizable value requires significant judgment, including consideration of factors such as shrinkage, the aging of and future demand for inventory, expected future selling price, what we expect to realize by selling the inventory and the contractual arrangements with customers. Reserves for excess and obsolete inventory are based upon quantities on hand, projected volumes from demand forecasts and net realizable value. The estimates are judgmental in nature and are made at a point in time, using available information, expected business plans and expected market conditions. As a result, the actual amount received on sale could differ from the estimated value of inventory. Periodic reviews are performed on the inventory balance. The impact of changes in inventory reserves is reflected in cost of goods sold.

*Estimated Useful Lives and Depreciation and Amortization of Property and Equipment and Intangible Assets*

Depreciation and amortization of property and equipment and intangible assets are dependent upon estimates of useful lives, which are determined through the exercise of judgment. The assessment of any impairment of these assets is dependent upon estimates of recoverable amounts that take into account factors such as economic and market conditions and the useful lives of assets.

*Accounting for Acquisitions and Business Combinations*

Classification of an acquisition as a business combination or an asset acquisition depends on whether the assets acquired constitute a business, which can be a complex judgment. Whether an acquisition is classified as a business combination or asset acquisition can have a significant impact on the entries made on and after acquisition.

In determining the fair value of all identifiable assets, liabilities and contingent liabilities acquired, the most significant estimates relate to contingent consideration and intangible assets. Management exercises judgement in estimating the probability and timing of when earn-outs are expected to be achieved, which is used as the basis for estimating fair value. For any intangible asset identified, depending on the type of intangible asset and the complexity of determining its fair value, an independent valuation expert or management may develop the fair value, using appropriate valuation techniques, which are generally based on a forecast of the total expected future net cash flows.

Cannabis licenses are the primary intangible asset acquired in business combinations as they provide the Company the ability to operate in each market. However, some cannabis licenses are subject to renewal and therefore there is some risk of non-renewal for several reasons, including operational, regulatory, legal or economic. To appropriately consider the risk of non-renewal, the Company applies probability weighting to the expected future net cash flows in calculating the fair value of these intangible assets. The key assumptions used in these cash flow projections include discount rates and terminal growth rates. Of the key assumptions used, the impact of the estimated fair value of the intangible assets has the greatest sensitivity to the estimated discount rate used in the valuation. The terminal growth rate represents the rate at which these businesses will continue to grow into perpetuity. Other significant assumptions include revenue, gross profit, operating expenses and anticipated capital expenditures which are based upon the Corporation's historical operations along with management projections.

The evaluations are linked closely to the assumptions made by management regarding the future performance of these assets and any changes in the discount rate applied.

*Income Taxes*

The Company uses the asset and liability method to account for income taxes. Deferred income tax assets and liabilities are determined based on enacted tax rates and laws for the years in which the differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. As the Company operates in the cannabis industry, it is subject to the limits of IRC Section 280E under which the Company is only allowed to deduct expenses directly related to the cost of producing the products or cost of production.

The Company recognizes uncertain income tax positions at the largest amount that is more-likely-than-not to be sustained upon examination by the relevant taxing authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Recognition or measurement is reflected in the period in which the likelihood changes.

*Long-lived Asset Impairment Assessment*

The Company reviews long-lived assets, including property and equipment, definite life intangible assets, and right-of-use assets for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Factors which could trigger an impairment review include significant underperformance relative to historical or projected future operating results, significant changes in the manner of use of the assets or the strategy of the business, a significant decrease in the market value of the assets or significant negative industry or economic trends. In accordance with ASC 360-10, when evaluating long-lived assets with impairment indicators for potential impairment, we first compare the carrying value of the asset to its estimated undiscounted cash flows. If the sum of the estimated undiscounted cash flows is less than the carrying value of the asset, we calculate an impairment loss. The impairment loss calculation compares the carrying value of the asset to its estimated fair value, which is typically based on estimated discounted future cash flows. We recognize an impairment loss if the amount of the asset's carrying value exceeds the asset's estimated fair value.

*Goodwill Impairment Assessment*

Goodwill is allocated at the date the goodwill is initially recorded. We conclude we operate one operating segment and reporting unit evaluating goodwill for impairment as one singular reporting unit. We evaluate our goodwill for impairment annually at the beginning of the fourth quarter or earlier upon the occurrence of substantive unfavorable changes in economic conditions, industry trends, costs, cash flows, or ongoing declines in market capitalization. The Company applies the guidance in Financial Accounting Standards Board ("FASB") Accounting Standards Update ("ASU") 2011-08 "Intangibles-Goodwill and Other-Testing Goodwill for Impairment," which provides entities with an option to perform a qualitative assessment (commonly referred to as "Step Zero") to determine whether further quantitative analysis for impairment of goodwill is necessary. In performing Step Zero for the Company's goodwill impairment test, the Company is required to make assumptions and judgments including but not limited to the following: the evaluation of macroeconomic conditions as related to the Company's business, industry and market trends, and the overall future financial performance of its reporting units and future opportunities in the markets in which they operate. If impairment indicators are present after performing Step Zero, the Company would perform a quantitative impairment analysis to estimate the fair value of goodwill.

The quantitative impairment test requires judgment, including the identification of reporting units, the assignment of assets, liabilities, and goodwill to reporting units, and the determination of fair value of each reporting unit. The impairment test requires the comparison of the fair value of a reporting unit with the carrying amount, including goodwill. If the Company would conclude a quantitative impairment test is required, the Company would review fair value techniques for the most appropriate technique generally applying the income approach by using discounted cash flow ("DCF") analyses. Determining fair value requires the Company to make judgments about appropriate forecasted revenue and related revenue growth rate, the earnings before interest, taxes, depreciation, and amortization ("EBITDA") margins rate and the weighted average cost of capital. The cash flows employed in the DCF analysis are based the budget of the reporting unit, long-term business plan and recent operating performance. Discount rate assumptions are based on an assessment of the risk inherent in the future cash flows of the reporting unit and market conditions. Given the inherent uncertainty in determining the assumptions underlying a DCF analysis, actual results may differ from those used in our valuations. The reporting unit may be at risk of failing the quantitative impairment test if it had a fair value that is not substantially in excess of the carrying amount at the assessment date.

At the time of our assessment, the Company's share price had declined affecting the Company's market capitalization. This is considered a risk indicator for goodwill impairment. In assessing the reasonableness of the Company's fair value, we reconciled the Company's market capitalization to the aggregate determined fair value of the Company, which, as of December 31, 2022, included a control premium. In order to determine the control premium, the Company assessed transactions of comparable multi-state operators in the cannabis industry. We determined the control premium was in line with other comparable transactions. The resulting fair value of the Company, including control premium, exceeded its carrying value. Therefore, management has concluded the market capitalization as of December 31, 2022 was not a triggering event that would require the Company to perform a quantitative assessment of goodwill.

Management will continue to monitor the Company's market capitalization and estimated control premium for changes that could impact recoverability of goodwill. The recoverability of goodwill is dependent upon the continued growth of cash flows from our business activities. If the Company's market capitalization continues to decline for a longer sustained period, there is additional risk that goodwill impairment could occur.

*Share-Based Payment Arrangements*

We use the Black-Scholes pricing model to determine the fair value of options and warrants granted to employees and directors under share-based payment arrangements, where appropriate. In estimating fair value, management is required to make certain assumptions and estimates such as the expected life of units, volatility of future share price, risk free rates, and future dividend yields at the initial grant date. Changes in assumptions used to estimate fair value could result in materially different results.

*Commitments and Contingencies*

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. Periodically, the Company reviews the status of each significant matter and assesses the potential financial exposure. If the potential loss from any claim or legal proceeding is considered probable, and the amount can be reliably estimated, such amount is recognized in contingencies. Contingent liabilities are measured at management's best estimate of the expenditure required to settle the obligation at the end of the reporting period and are discounted to present value where the effect is material. The Company performs evaluations to identify onerous contracts and, where applicable, records contingent liabilities for such contracts.

*Fair Value of Financial Instruments*

The Company applies fair value accounting for all financial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis. The Company uses judgment to select the methods used to make certain assumptions and in performing the fair value calculations in order to determine (a) the values attributed to each component of a transaction at the time of their issuance; (b) the fair value measurements for certain instruments that require subsequent measurement at fair value on a recurring basis; and (c) for disclosing the fair value of financial instruments. These valuation estimates could be significantly different because of the use of judgment and the inherent uncertainty in estimating the fair value of these instruments that are not quoted in an active market.

### *Critical accounting policies*

*Inventory*

Our inventories primarily consist of raw materials, work in process, and finished goods. Costs incurred during the growing and production process are capitalized as incurred to the extent that cost is less than net realizable value. The costs include materials, labor and manufacturing overhead used in the growing and production processes. Pre-harvest costs are capitalized. Our inventory of purchased finished goods and packing materials are initially valued at cost and subsequently at the lower of cost and net realizable value.

*Leases*

ASC Topic 842 is a standard that requires lessees to increase transparency and comparability among organization by requiring the recognition of Right of Use Assets "ROU" assets and lease liabilities on the balance sheet. The requirements of this standard include a significant increase in required disclosures to meet the objectives of enabling users of financial statements to assess the amount, timing, and uncertainty of cash flows arising from leases.

*Revenue Recognition*

We recognize revenue in accordance with ASU 2014-09, Revenue from Contracts with Customers (Topic 606). Through our application of the standard, we recognize revenue to depict the transfer of promised goods to our customers in an amount that reflects the consideration of which we expect to be entitled to in exchange for those goods. Revenues consist of retail and wholesale sales of cannabis and cannabis related products, which are recognized when control of the goods has transferred to the customer and collectability is reasonably assured. This is generally when goods have been delivered, which is also when the performance obligation has been fulfilled under the terms of the related sales contract.

*Share Based Compensation*

We account for share-based compensation expense in accordance with FASB ASC 718 Compensation – Stock Compensation, which requires the measurement and recognition of share-based compensation expense based on estimated fair values, for all stock-based payment awards made to employees. We measure the share-based payment awards based on its estimated fair value of the awards using the Black-Scholes option pricing model, and the fair value of the Company's common stock on the date of grant, for the warrants and options. We measure the share-based payment awards based on its estimated fair value of the awards using the Black-Scholes option pricing model for warrants and options, and the fair value of the Company's common stock on the date of grant for restricted stock awards ("RSUs").

*Acquisitions*

We account for business combinations using the acquisition method in accordance with Accounting Standards Codification ASC 805, Business Combinations which requires recognition of assets acquired and liabilities assumed, including contingent assets and liabilities, at their respective fair values on the date of acquisition.

Contingent consideration is measured at its acquisition-date fair value and included as part of the consideration transferred in a business combination. Contingent consideration that is classified as equity is not remeasured at subsequent reporting dates and its subsequent settlement is accounted for within equity. Contingent consideration that is classified as an asset or liability is remeasured at subsequent reporting dates, with the corresponding gain or loss recognized within the consolidated statements of operations and comprehensive income.

Non-controlling interests in the acquiree are measured at fair value on acquisition date. Acquisition-related costs are recognized as expenses in the periods in which the costs are incurred and the services are received.

Loans acquired in business combinations are initially recorded at fair value, which includes an estimate of credit losses expected to be realized over the remaining lives of the loans and, therefore, no corresponding allowance for loan losses is recorded for such loans at acquisition.

Purchase price allocations may be preliminary and, during the measurement period not to exceed one year from the date of acquisition, changes in assumptions and estimates that result in adjustments to the fair value of assets acquired and liabilities assumed are recorded in the period the adjustments are determined.

Cannabis licenses are the primary intangible asset acquired in business combinations as they provide the Company the ability to operate in each market. However, some cannabis licenses are subject to renewal and therefore there is some risk of non-renewal for several reasons, including operational, regulatory, legal or economic. To appropriately consider the risk of non-renewal, the Company applies probability weighting to the expected future net cash flows in calculating the fair value of these intangible assets. The key assumptions used in these cash flow projections include discount rates and terminal growth rates. Of the key assumptions used, the impact of the estimated fair value of the intangible assets has the greatest sensitivity to the discount rate used in the valuation. The terminal growth rate represents the rate at which these businesses are expected to grow into perpetuity. Other significant assumptions include revenue, gross profit, operating expenses and anticipated capital expenditures which are based upon the Corporation's historical operations along with management projections. The evaluations are linked closely to the assumptions made by management regarding the future performance of these assets and any changes in the discount rate applied.

*Financial Instruments*

We apply fair value accounting for all financial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis. Fair value is defined as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities that are required to be recorded at fair value, we consider all related factors of the asset by market participants in which the Company would transact and the market-based risk measurements or assumptions that market participants would use in pricing the asset or liability, such as inherent risk, transfer restrictions, and credit risk.

## Management's Use of Non-GAAP Measures

Our management uses a financial measure that is not in accordance with generally accepted accounting principles in the U.S., or GAAP, in addition to financial measures in accordance with GAAP to evaluate our operating results. This non-GAAP financial measure should be considered supplemental to, and not a substitute for, our reported financial results prepared in accordance with GAAP. Adjusted EBITDA is a financial measure that is not defined under GAAP. Our management uses this non-GAAP financial measure and believes it enhances an investor's understanding of our financial and operating performance from period to period because it excludes certain material non-cash items and certain other adjustments management believes are not reflective of our ongoing operations and performance. Adjusted EBITDA excludes from net income as reported interest, provision for income taxes, and depreciation and amortization to arrive at EBITDA. This is then adjusted for items that do not represent the operations of the core business such as inventory step-up for fair value adjustments in purchase accounting, integration and transition costs, acquisition and transaction costs, other non-recurring costs such as contributions to specific initiative campaigns (such as Smart and Safe Florida), expenses related to the COVID-19 pandemic, impairments and disposals of long-lived assets, the results of entities consolidated as variable interest entities ("VIEs") but not legally controlled and operated by the Company, discontinued operations, and other income and expense items. Integration and transition costs include those costs related to integration of acquired entities and to transition major systems or processes. Acquisition and transaction costs relate to specific transactions such as acquisitions whether contemplated or completed and regulatory filings and costs related to equity and debt issuances. Other non-recurring costs includes miscellaneous items which are not expected to reoccur frequently such as inventory adjustments related to specific issues and unusual litigation. Adjusted EBITDA for the period ended December 31, 2021, has been adjusted to reflect this current definition and to conform with the current period presentation.

Trulieve reports Adjusted EBITDA to help investors assess the operating performance of the Company's business. The financial measures noted above are metrics that have been adjusted from the GAAP net income measure in an effort to provide readers with a normalized metric in making comparisons more meaningful across the cannabis industry, as well as to remove non-recurring, irregular and one-time items that may otherwise distort the GAAP net income measure.

As noted above, our Adjusted EBITDA is not prepared in accordance with GAAP, and should not be considered in isolation of, or as an alternative to, measures prepared in accordance with GAAP. There are a number of limitations related to the use of Adjusted EBITDA rather than net income, which is the most directly comparable financial measure calculated and presented in accordance with GAAP. Because of these limitations, we consider, and you should consider, Adjusted EBITDA together with other operating and financial performance measures presented in accordance with GAAP. A reconciliation of Adjusted EBITDA from net income, the most directly comparable financial measure calculated in accordance with GAAP, has been included herein immediately following our discussion of "Adjusted EBITDA".

*Adjusted EBITDA*

| | Year Ended December 31, | | Change Increase / (Decrease) | |
|---|---|---|---|---|
| | **2022** | **2021** | **$** | **%** |
| | *(in thousands)* | | | |
| Adjusted EBITDA | $ 400,137 | $ 384,581 | $ 15,556 | 4% |

Adjusted EBITDA for the year ended December 31, 2022, was $400.1 million, an increase of $15.6 million or 4%, from $384.6 million for the year ended December 31, 2021. The following table presents a reconciliation of GAAP net income (loss) to non-GAAP Adjusted EBITDA, for each of the periods presented:

| | Year Ended December 31, | | |
|---|---|---|---|
| | **2022** | **2021** | **2020** |
| | *(in thousands)* | | |
| Net (loss) income and comprehensive (loss) income attributable to common shareholders | $ (246,064) | $ 18,032 | $ 62,998 |
| Add (deduct) impact of: | | | |
| Interest expense | 79,771 | 34,787 | 20,237 |
| Provision for income taxes | 161,820 | 146,703 | 94,451 |
| Depreciation and amortization | 119,371 | 47,229 | 12,600 |
| Depreciation included in cost of goods sold | 52,541 | 24,073 | 11,542 |
| EBITDA | $ 167,439 | $ 270,824 | $ 201,828 |
| Loss on impairment and disposal of long-lived assets, net | $ 75,547 | $ 5,371 | $ 63 |
| Discontinued operations | 47,562 | 1,939 | — |
| Acquisition and transaction costs | 24,756 | 15,831 | 4,724 |
| Integration and transition costs | 21,085 | 25,601 | — |
| Legislative campaign contributions | 20,000 | — | — |
| Other non-recurring expenses | 27,818 | 5,053 | — |
| Share-based compensation and related premiums | 18,124 | 13,444 | 2,765 |
| Inventory step up, fair value | 1,048 | 41,189 | 955 |
| COVID related expenses | 796 | 6,188 | 9,125 |
| Change in fair value of derivative liabilities - warrants | (2,643) | (208) | 42,679 |
| Other income, net | (1,376) | (1,109) | (2,062) |
| Results of entities not legally controlled | (19) | 458 | — |
| Total adjustments | 232,698 | 113,757 | 58,249 |
| Adjusted EBITDA | $ 400,137 | $ 384,581 | $ 260,077 |

**Item 7A. Quantitative and Qualitative Disclosures About Market Risk.**

**Market Risk**

Strategic and operational risks arise if we fail to carry out business operations and/or to raise sufficient equity and/or debt financing. These strategic opportunities or threats arise from a range of factors that might include changing economic and political circumstances and regulatory approvals and competitor actions. The risk is mitigated by consideration of other potential development opportunities and challenges which management may undertake.

**Currency Risk**

Our operating results and financial position are reported in U.S. dollars. Some of our financial transactions are denominated in currencies other than the U.S. dollar. The results of operations are subject to currency transaction risks.

We have no hedging agreements in place with respect to foreign exchange rates. We have not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.

**Credit Risk**

Management does not believe that the Company has credit risk related to its customers, as the Company's revenue is generated primarily through cash transactions. The Company deals almost entirely with on demand sales and does not have any material wholesale agreements as of December 31, 2022. Concentrations of credit risk with respect to our cash and cash equivalents are limited primarily to amounts held with financial institutions.

**Liquidity Risk**

Liquidity risk is the risk that we will not be able to meet our financial obligations associated with financial liabilities. We manage liquidity risk through the management of our capital structure. Our approach to managing liquidity is to ensure that we will have sufficient liquidity to settle obligations and liabilities when due.

**Asset forfeiture risk**

Because the cannabis industry remains illegal under U.S. federal law, any property owned by participants in the cannabis industry which are either used in the course of conducting such business, or are the proceeds of such business, could be subject to seizure by law enforcement and subsequent civil asset forfeiture. Even if the owner of the property were never charged with a crime, the property in question could still be seized and subject to an administrative proceeding by which, with minimal due process, it could be subject to forfeiture.

**Interest Rate Risk**

Interest rate risk is the risk that the fair value or the future cash flows of a financial instrument will fluctuate as a result of changes in market interest rates. Our debt exposes us to risk of fluctuations in interest rates. Fixed rate debt, where the interest rate is fixed over the life of the instrument, exposes us to changes in market interest rates reflected in the fair value of the debt and to the risk that we may need to refinance maturing debt with new debt at higher rates. Floating rate debt, where the interest rate fluctuates periodically, exposes us to short-term changes in market interest rates. We manage our debt portfolio to achieve an overall desired proportion of fixed and floating rate debts and may employ interest rate swaps ("Swaps") as a tool from time to time to achieve that position. To manage our interest rate risk exposure, we entered into one Swap contract during the year ended December 31, 2022, to hedge the floating rate term loans. Changes in market interest rates impact the fair value of our Swap contract the balance of which is $2.5 million as of December 31, 2022. See *Note 11. Notes Payable* to the consolidated financial statements in this Annual Report on Form 10-K for additional information.

In addition to our private placement notes payable and long-term debt, we also have lease obligations and construction finance liabilities that bare interest. Interest rates on existing leases and construction finance liabilities typically do not change unless there is a modification to an underlying agreement.

See Item 7, *Liquidity and Capital Resources*, for additional information.

**Concentration Risk**

Our operations are substantially located in Florida and to a lesser extent Arizona and Pennsylvania. Should economic conditions deteriorate, or competitive pressure intensify within that region, our results of operations and financial position would be negatively impacted.

**General Economic Risk**

Our operations could be affected by the economic context should the unemployment level, interest rates or inflation reach levels that influence consumer trends and spending and, consequently, impact our sales and profitability.

**Banking Risk**

Notwithstanding that a majority of states have legalized medical marijuana, there has been no change in U.S. federal banking laws related to the deposit and holding of funds derived from activities related to the marijuana industry. Given that U.S. federal law provides that the production and possession of cannabis is illegal, there is a strong argument that banks cannot accept for deposit funds from businesses involved with the marijuana industry. Consequently, businesses involved in the marijuana industry often have difficulty accessing the U.S. banking system and traditional financing sources. The inability to open bank accounts with certain institutions may make it difficult to operate the businesses of Trulieve, its subsidiaries and investee companies, and leaves their cash holdings vulnerable. We have banking relationships in all jurisdictions in which we operate.

**Inflation Risk**

During the year ended December 31, 2022, inflation in the United States has accelerated and is currently expected to continue at an elevated level for the near-term. Rising inflation could have an adverse impact on expenses, as these costs could increase at a higher rate than revenues. Our costs are subject to fluctuations, particularly due to changes in the prices of raw product and packaging materials and the costs of labor, transportation and energy. Inflation pressures could also result in increases in these input costs. Therefore, our business results depend, in part, on our continued ability to manage these fluctuations through pricing actions, cost saving projects and sourcing decisions, while maintaining and improving margins and market share. Failure to manage these fluctuations could adversely impact our results of operations or cash flows. In addition, unfavorable macroeconomic conditions, such as a recession or continued slowed economic growth, could negatively affect consumer demand for cannabis products, which consequently, may negatively affect the results of operations. Under difficult economic conditions, consumers may seek to reduce discretionary spending by forgoing purchases of cannabis products, negatively impacting our net sales and margins. Softer consumer demand for cannabis products could reduce our profitability and could negatively affect our overall financial performance.

**Financial Instruments and Financial Risk Management**

We are exposed in varying degrees to a variety of financial instrument related risks. The board of directors of Trulieve mitigate these risks by assessing, monitoring and approving the risk management processes.

The Company's financial instruments that are measured at fair valued on a recurring basis consist of money market funds, an interest rate swap, and a warrant liability. Our financial instruments where carrying value approximates the fair value include cash, accounts payable and accrued liabilities, notes payable, notes payable related party, operating lease liability, finance lease liability, other long-term liabilities and construction finance liability. Financial instruments recorded at fair value are classified using a fair value hierarchy that reflects the significance of the inputs to fair value measurements. The three levels of hierarchy are:

Level 1:    Observable inputs based on unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2:    Inputs other than quoted prices in active markets, which are observable for the asset or liability, either directly or indirectly; and

Level 3:    Unobservable inputs for which there is little or no market data requiring the Company to develop its own assumptions.

**Item 8. Financial Statements and Supplementary Data.**

The financial information required by Item 8 is located beginning on page F-1 of this Annual Report.

**Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.**

None.

**Item 9A. Controls and Procedures.**

**Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures**

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our reports under the Securities Exchange Act of 1934, as amended (the Exchange Act), is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to management, including our Chief Executive Officer (CEO) and Chief Financial Officer (CFO), as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, as ours are designed to do, and management necessarily was required to apply its judgment in evaluating the risk related to controls and procedures.

In connection with the preparation of this Form 10-K, as of December 31, 2022, an evaluation was performed under the supervision and with the participation of our management, including the CEO and CFO, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act). Based on that evaluation, our management concluded that as of December 31, 2022, we did not maintain effective disclosure controls and procedures because of the material weaknesses in internal control over financial reporting described below under the caption "— Material Weakness in Internal Control Over Financial Reporting."

**Management's Report on Internal Control Over Financial Reporting**

As of December 31, 2022, our management carried out an evaluation, under the supervision and with the participation of our CEO and CFO, of the effectiveness of the design and operation of our disclosure controls and procedures using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in Internal Control-Integrated Framework (2013). Based on the foregoing evaluation, our management concluded that our internal controls over financial reporting were not effective because of the material weaknesses identified in our internal control over financial reporting discussed below, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

We consolidated variable interest entities as of December 31, 2022, because we determined we were the primary beneficiary. We have elected to exclude our variable interest entities from the scope of our report on internal control over financial reporting as of December 31, 2022. The financial position of our variable interest entities represented an insignificant amount of our total assets, net revenues, and results of operations for the year ended December 31, 2022.

**Material Weakness in Internal Control Over Financial Reporting**

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

As of December 31, 2022, the following material weaknesses have been identified:

- Information technology general controls (ITGCs) were not designed and operating effectively to ensure (i) that access to applications and data, and the ability to make program and job changes, were adequately restricted to appropriate personnel and (ii) that the activities of individuals with access to modify data and make program and job changes were appropriately monitored. Business process controls (automated and manual) that are dependent on the affected ITGCs were also deemed ineffective because they could have been adversely impacted;

- Ineffective design, implementation, and documentation of management review controls related to the valuation of inventory;

- Ineffective design of controls to identify and evaluate the existence of, and accounting for, variable interest entities. The relevant accounting literature governing variable interest entities is highly complex and requires the exercise of significant judgment in determining whether an entity is a variable interest entity and whether that variable interest entity should be consolidated.

While the control deficiencies did not result in a material misstatement to the Company's consolidated financial statements for the year ending December 31, 2022, they did represent material weaknesses as of December 31, 2022, since there existed a reasonable possibility that a material misstatement of the Company's annual or interim financial statements would not be prevented or detected on a timely basis.

**Attestation Report of Independent Registered Public Accounting Firm**

Marcum LLP, an independent registered public accounting firm has issued an attestation report on the effectiveness of our internal control over financial reporting as of December 31, 2022, which report follows below.

**Management's Remediation Measures**

Management is committed to maintaining a strong internal control environment. In response to the identified material weakness in the overall control environment, management, with the oversight of the Audit Committee of the Board of Directors, has taken a number of remediation actions during the year ended December 31, 2022, and are continuing our actions. Remediation actions taken during the year are outlined below.

Information technology:

- The Company has designed and is the process of designing and implementing improved or additional controls over access, change management, and IT operations to ensure that access rights are restricted to appropriate individuals, and that data integrity is maintained via effective change management controls over system updates and the transfer of data between systems.

- The Company continues to adjust its Enterprise Resource Planning ("ERP") Systems to work towards improvement and automation of ITGC's as well as other business process application controls.

- The Company is enhancing procedures to validate the information produced by the entity and end user computing to compensate while the ITGC controls are being improved.

Inventory Valuation:

- The Company continues to adjust its ERP Systems to work towards increasing the level of automation in inventory tracking and analysis and reducing manual processes.

- Hiring additional qualified personnel to provide additional oversight around the inventory valuation process.

- Adding additional and more robust management review controls to provide more focus on detailed analyses and enhanced monitoring of our inventory valuation policies and process.

Variable Interest Entities:

- The Company is enhancing procedures around the identification and evaluation, and where applicable, remeasurement, of our variable interest entities and potential variable interest entities.

- Reviewing business processes surrounding non-routine transactions and other complex financial reporting areas to identify and implement enhanced procedures related to internal controls.

- Beginning in fiscal year 2022, the Company consolidated the identified variable interest entity that was previously not consolidated. The consolidated financial statements for prior periods were not and will not be modified in the current or future Annual Reports as such errors are immaterial to those periods.

**Changes in Internal Control Over Financial Reporting**

Except for the material weaknesses and the remediation efforts described above, no other change in our internal control over financial reporting (as defined in Rules13a-15(f) and 15d-15(f) under the Exchange Act) occurred during the quarter ended December 31, 2022, that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

**Item 9B. Other Information.**

None.

**Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.**

Not applicable.

**PART III**

**Item 10. Directors, Executive Officers and Corporate Governance.**

The information required by this item is incorporated by reference to our Proxy Statement for our 2023 Annual Meeting of Stockholders to be filed with the SEC within 120 days after the end of the fiscal year ended December 31, 2022.

**Item 11. Executive Compensation.**

The information required by this item is incorporated by reference to our Proxy Statement for our 2023 Annual Meeting of Stockholders to be filed with the SEC within 120 days after the end of the fiscal year ended December 31, 2022.

**Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.**

The information required by this item is incorporated by reference to our Proxy Statement for our 2023 Annual Meeting of Stockholders to be filed with the SEC within 120 days after the end of the fiscal year ended December 31, 2022.

**Item 13. Certain Relationships and Related Transactions, and Director Independence.**

The information required by this item is incorporated by reference to our Proxy Statement for our 2023 Annual Meeting of Stockholders to be filed with the SEC within 120 days after the end of the fiscal year ended December 31, 2022.

**Item 14. Principal Accounting Fees and Services.**

The information required by this item is incorporated by reference to our Proxy Statement for our 2023 Annual Meeting of Stockholders to be filed with the SEC within 120 days after the end of the fiscal year ended December 31, 2022.

## PART IV

**Item 15. Exhibits, Financial Statement Schedules.**

(a)  Documents filed as a part of this Annual Report on Form 10-K:

  (1)  Financial Statements—See Index to Financial Statements and Financial Statement Schedule at Item 8 of this Annual Report on Form 10-K.

  (2)  Financial Statement Schedules—See Index to Financial Statements and Financial Statement Schedule at Item 8 of this Annual Report on Form 10-K. All other schedules are omitted because they are not applicable or not required.

  (3)  Index to Exhibits.

## EXHIBIT INDEX

| Exhibit No. | Description |
| --- | --- |
| 2.1 | Merger Agreement, dated September 11, 2018, by and between Schyan Exploration Inc./Exploration Schyan Inc., Schyan Sub, Inc., and Trulieve, Inc. (incorporated by reference to Exhibit 2.1 to the Company's Registration Statement on Form S-1 filed with the SEC on January 12, 2021 (File No. 333-252052)) |
| 2.2 | Arrangement Agreement, dated May 10, 2021, between Trulieve Cannabis Corp. and Harvest Health & Recreation Inc. (incorporated by reference to Exhibit 2.1 to the Company's Quarterly Report on Form 10-Q filed with the SEC on May 13, 2021 (File No. 000-56248)) |
| 3.1 | Articles of Trulieve Cannabis Corp., as amended (incorporated by reference to Exhibit 3.1 to the Company's Registration Statement on Form S-1 filed with the SEC on January 12, 2021 (File No. 333-252052)) |
| 4.1 | Subordinate Voting Shares Specimen Stock Certificate (incorporated by reference to Exhibit 4.1 to the Company's Registration Statement on Form S-1 filed with the SEC on January 12, 2021 (File No. 333-252052)) |
| 4.7 | Trust Indenture, dated June 18, 2019, by and between Trulieve Cannabis Corp. and Odyssey Trust Company (incorporated by reference to Exhibit 4.7 to the Company's Registration Statement on Form S-1 filed with the SEC on January 12, 2021 (File No. 333-252052)) |
| 4.8 | Warrant Indenture, dated June 18, 2019, by and between Trulieve Cannabis Corp. and Odyssey Trust Company (incorporated by reference to Exhibit 4.8 to the Company's Registration Statement on Form S-1 filed with the SEC on January 12, 2021 (File No. 333-252052)) |
| 4.9 | Supplemental Warrant Indenture, dated November 7, 2019, by and between Trulieve Cannabis Corp. and Odyssey Trust Company (incorporated by reference to Exhibit 4.9 to the Company's Registration Statement on Form S-1 filed with the SEC on January 12, 2021 (File No. 333-252052)) |
| 4.10 | Supplemental Warrant Indenture, dated December 10, 2020, by and between Trulieve Cannabis Corp. and Odyssey Trust Company (incorporated by reference to Exhibit 4.10 to the Company's Registration Statement on Form S-1 filed with the SEC on January 12, 2021 (File No. 333-252052)) |
| 4.11+ | Description of Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934 |
| 4.12 | Supplemental Trust Indenture, dated as of October 6, 2021, between Trulieve Cannabis Corp. and Odyssey Trust Company (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed with the SEC on October 8, 2021 (File No. 000-56248)) |
| 4.13 | Supplemental Warrant Indenture, dated as of October 1, 2021, between Trulieve Cannabis Corp., Harvest Health & Recreation, Inc. and Odyssey Trust Company (assumed by Trulieve Cannabis Corp. in connection with Harvest acquisition) (incorporated by reference to Exhibit 4.8 to the Company's Registration Statement on Form S-1 filed with the SEC on January 21, 2022 (File No. 333-252052)) |
| 4.14 | Replacement Purchase Warrant to Purchase Subordinate Voting Shares of Trulieve Cannabis Corp., dated October 1, 2021, issued by Trulieve Cannabis Corp. to Russon Holdings Limited (assumed by Trulieve Cannabis Corp. in connection with Harvest acquisition) (incorporated by reference to Exhibit 4.9 to the |

Company's Registration Statement on Form S-1 filed with the SEC on January 21, 2022 (File No. 333-252052))

| 4.15 | Form of Warrant to Purchase Subordinate Voting Shares of Harvest Health & Recreation Inc., dated May 10, 2019, issued to Purchasers of 7% Unsecured Convertible Debentures (assumed by Trulieve Cannabis Corp. in connection with Harvest acquisition) (incorporated by reference to Exhibit 4.10 to the Company's Registration Statement on Form S-1 filed with the SEC on January 21, 2022 (File No. 333-252052)) |
|---|---|
| 4.16 | Warrant dated April 23, 2020 issued by Harvest Health & Recreation, Inc. to Cumberland Property Leasing, LLC (assumed by Trulieve Cannabis Corp. in connection with Harvest acquisition) (incorporated by reference to Exhibit 4.11 to the Company's Registration Statement on Form S-1 filed with the SEC on January 21, 2022 (File No. 333-252052)) |
| 4.17‡ | Restricted Share Unit Award Agreement dated as of September 15, 2021 by and between Trulieve Cannabis Corp. and Jason B. Pernell Family Trust, as the assignee of Jason Pernell (replaced the Amended and Restated Warrant to Purchase Subordinate Voting Shares of Trulieve Cannabis Corp., dated as of September 21, 2018, by and between Trulieve, Inc. and the Jason B. Pernell Family Trust dated July 31, 2020 (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed with the SEC on September 17, 2021 (File No. 000-56248)) |
| 4.18‡ | Restricted Share Unit Award Agreement dated as of September 15, 2021 by and between Trulieve Cannabis Corp. and Kim Rivers (replaced the Warrant to Purchase Subordinate Voting Shares of Trulieve Cannabis Corp., dated September 21, 2018, by and between Trulieve, Inc. and Kim Rivers) (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on September 17, 2021 (File No. 000-56248)) |
| 10.1‡ | Schyan Exploration Inc. Stock Option Plan (incorporated by reference to Exhibit 10.1 to the Company's Registration Statement on Form S-1 filed with the SEC on January 12, 2021 (File No. 333-252052)) |
| 10.2‡ | Form of Director and Officer Indemnity Agreement, dated September 21, 2018, by and between Trulieve Cannabis Corp. and each of Kim Rivers, Thad Beshears, George Hackney, Richard S. May, Michael J. O'Donnell and Jason Pernell (incorporated by reference to Exhibit 10.8 to the Company's Registration Statement on Form S-1 filed with the SEC on January 12, 2021 (File No. 333-252052)) |
| 10.3‡ | Form of Share Distribution Agreement (Organized Trade), dated July 2020, by and between Trulieve Cannabis Corp. and F. Ashley May, Frederick B. May Family Irrevocable Trust – 2018, John B. May Family Irrevocable Trust 2018, Elizabeth Bailey May, Elizabeth S May, Frederick B. May, Peter T. Healy, John B. May Sr., Richard S. May, Susan E Thronson, Jason Pernell, Kim Rivers, Thomas L Millner and Shade Leaf Holdings, LLC (incorporated by reference to Exhibit 10.9 to the Company's Registration Statement on Form S-1 filed with the SEC on January 12, 2021 (File No. 333-252052)) |
| 10.4‡ | Share Distribution Agreement (Trading Plan), dated July 2020, by and between Trulieve Cannabis Corp. and Thad Beshears (incorporated by reference to Exhibit 10.10 to the Company's Registration Statement on Form S-1 filed with the SEC on January 12, 2021 (File No. 333-252052)) |
| 10.5 | Lease Agreement between One More Wish, LLC and Trulieve, Inc., dated April 29, 2020 (incorporated by reference to Exhibit 10.11 to the Company's Registration Statement on Form S-1 filed with the SEC on January 12, 2021 (File No. 333-252052)) |
| 10.6 | Lease Agreement between One More Wish II, LLC and Trulieve, Inc., dated August 2018 (incorporated by reference to Exhibit 10.12 to the Company's Registration Statement on Form S-1 filed with the SEC on January 12, 2021 (File No. 333-252052)) |
| 10.7 | Loan and Security Agreement, by and between Traunch Four, LLC, and George Hackney, Inc., dated May 24, 2018 (incorporated by reference to Exhibit 10.13 to the Company's Registration Statement on Form S-1 filed with the SEC on January 12, 2021 (File No. 333-252052)) |
| 10.8 | Promissory Note, dated May 24, 2018, by and between George Hackney, Inc., d/b/a Trulieve and Traunch Four, LLC, as amended by that certain First Amendment to Promissory Note dated as of December 31, 2019 and that certain Second Amendment to Promissory Note dated as of March 2, 2021 (incorporated by reference to Exhibit 10.14 to the Company's Registration Statement on Form S-1 filed with the SEC on January 12, 2021 (File No. 333-252052)) |

| 10.9 | Consulting Agreement, dated April 21, 2020 between Dickinson & Associates, Inc., and Trulieve Holdings, Inc. (incorporated by reference to Exhibit 10.15 to the Company's Registration Statement on Form S-1 filed with the SEC on January 12, 2021 (File No. 333-252052)) |
|---|---|
| 10.10 | Coattail Agreement, dated September 21, 2018, by and among Trulieve Cannabis Corp., Odyssey Trust Company and holders of the Super Voting Shares (incorporated by reference to Exhibit 10.16 to the Company's Registration Statement on Form S-1 filed with the SEC on January 12, 2021 (File No. 333-252052)) |
| 10.11 | Share Conversion Agreement by and between Trulieve Cannabis Corp. and Kim Rivers (incorporated by reference to Exhibit 10.17 to the Company's Registration Statement on Form S-1 filed with the SEC on January 12, 2021 (File No. 333-252052)) |
| 10.12 | Registration Rights Agreement, dated November 12, 2020, by and among Trulieve Cannabis Corp., each of the shareholders set forth therein, and Raymond Boyer, as the representative of each of the shareholders set forth therein (incorporated by reference to Exhibit 10.19 to the Company's Registration Statement on Form S-1 filed with the SEC on January 12, 2021 (File No. 333-252052)) |
| 10.13 | Registration Rights Agreement, dated November 12, 2020, by and among Trulieve Cannabis Corp., each of the shareholders set forth therein, and Gabriel A. Perlow, as the representative of each of the shareholders set forth therein (incorporated by reference to Exhibit 10.21 to the Company's Registration Statement on Form S-1 filed with the SEC on January 12, 2021 (File No. 333-252052)) |
| 10.17 | Promissory Note, dated May 24, 2018, by and between George Hackney, Inc., d/b/a Trulieve and Kim Rivers, as amended by that certain First Amendment to Promissory Note dated as of December 31, 2019 and that certain Second Amendment to Promissory Note dated as of March 2, 2021 (incorporated by reference to Exhibit 10.25 to the Company's Registration Statement on Form S-1 filed with the SEC on January 12, 2021 (File No. 333-252052)) |
| 10.18 | Registration Rights Agreement, dated July 7, 2021, by and among Trulieve Cannabis Corp., each of the shareholders set forth therein, and Michael J. Badey, as the representative of each of the shareholders set forth therein (incorporated by reference to Exhibit 10.28 to the Company's Registration Statement on Form S-1 filed with the SEC on January 21, 2022 (File No. 333-252052)) |
| 10.19‡ | Executive Employment Agreement, dated September 29, 2021, by and between Trulieve Cannabis Corp. and Kimberly Rivers (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on September 30, 2021 (File No. 000-56248)) |
| 10.20‡ | Executive Employment Agreement, dated September 29, 2021, by and between Trulieve Cannabis Corp. and Alex D'Amico (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed with the SEC on September 30, 2021 (File No. 000-56248)) |
| 10.21‡ | Executive Employment Agreement, dated September 29, 2021, by and between Trulieve Cannabis Corp. and Eric Powers (incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K filed with the SEC on September 30, 2021 (File No. 000-56248)) |
| 10.22‡ | Executive Employment Agreement, dated September 29, 2021, by and between Trulieve Cannabis Corp. and Rebecca Young (incorporated by reference to Exhibit 10.4 to the Company's Current Report on Form 8-K filed with the SEC on September 30, 2021 (File No. 000-56248)) |
| 10.23‡ | Executive Employment Agreement, dated September 29, 2021, by and between Trulieve Cannabis Corp. and Kyle Landrum (incorporated by reference to Exhibit 10.5 to the Company's Registration Statement on Form S-1 filed with the SEC on January 21, 2022 (File No. 333-252052) |
| 10.24‡ | Executive Employment Agreement, dated September 29, 2021, by and between Trulieve Cannabis Corp. and Tim Morey (incorporated by reference to Exhibit 10.7 to the Company's Registration Statement on Form S-1 filed with the SEC on January 21, 2022 (File No. 333-252052)) |
| 10.25‡ | Executive Employment Agreement, dated December 24, 2021, by and between Trulieve Cannabis Corp. and Steve White (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on December 29, 2021 (File No. 000-56248)) |
| 10.26 | Form of Voting Support and Lock-Up Agreement (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed with the SEC on May 13, 2021 (File No. 000-56248)) |

| 10.27 | Form of Voting Support Agreement (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q filed with the SEC on May 13, 2021 (File No. 000-56248)) |
|---|---|
| 10.28‡ | Harvest Health and Recreation Inc. 2018 Stock Incentive Plan (incorporated by reference to Exhibit 4.3 to the Company's Registration Statement on Form S-8 filed with the SEC on October 6, 2021 (File No. 333-260098)) |
| 10.29‡ | Harvest Health and Recreation Inc. Non-Employee Director Compensation Policy (incorporated by reference to Exhibit 4.4 to the Company's Registration Statement on Form S-8 filed with the SEC on October 6, 2021 (File No. 333-260098)) |
| 10.30‡ | Trulieve Cannabis Corp. 2021 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on June 11, 2021 (File No. 000-56248)) |
| 10.31+ | Loan Agreement dated December 21, 2022 between Trulieve Capps Highway LLC and Valley National Bank, as agent, and the lenders named therein. |
| 21.1 | Subsidiaries of the Registrant (incorporated by reference to Exhibit 21.1 to the Company's Registration Statement on Form S-1 filed with the SEC on January 21, 2022 (File No. 333-252052)) |
| 23.1+ | Consent of MNP LLP |
| 23.2+ | Consent of Marcum LLP |
| 31.1+ | Certification of Principal Executive Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. |
| 31.2+ | Certification of Principal Financial Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. |
| 32.1+ | Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. |
| 99.1+ | Appendix A (Licenses and Permits) |
| 101.INS | Inline XBRL Instance Document |
| 101.SCH | Inline XBRL Taxonomy Extension Schema Document |
| 101.CAL | Inline XBRL Taxonomy Extension Calculation Linkbase Document |
| 101.DEF | Inline XBRL Taxonomy Extension Definition Linkbase Document |
| 101.LAB | Inline XBRL Taxonomy Extension Label Linkbase Document |
| 101.PRE | Inline XBRL Taxonomy Extension Presentation Linkbase Document |
| 104 | Cover Page Interactive Data File (embedded within the Inline XBRL Document) |

+ Filed herein.

‡ Management contract or compensatory plan or arrangement.

**Item 16. Form 10-K Summary**

None.

## SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized**.**

TRULIEVE CANNABIS CORP.

Date:  March 8, 2023      By:    /s/ Kim Rivers

**Kim Rivers**
**Chief Executive Officer**

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this Report has been signed below by the following persons on behalf of the Registrant in the capacities and on the dates indicated.

| Name | Title | Date |
|---|---|---|
| **/s/ Kim Rivers**<br>Kim Rivers | **Director, Chief Executive Officer**<br>(Principal Executive Officer) | **March 8, 2023** |
| **/s/ Alex D'Amico**<br>Alex D'Amico | **Chief Financial Officer**<br>(Principal Financial Officer) | **March 8, 2023** |
| **/s/ Rebecca Young**<br>Rebecca Young | **Chief Accounting Officer**<br>(Principal Accounting Officer) | **March 8, 2023** |
| **/s/ Thad Beshears**<br>Thad Beshears | **Director** | **March 8, 2023** |
| **/s/ Peter Healy**<br>Peter Healy | **Director** | **March 8, 2023** |
| **/s/ Richard May**<br>Richard May | **Director** | **March 8, 2023** |
| **/s/ Thomas Millner**<br>Thomas Millner | **Director** | **March 8, 2023** |
| **/s/ Jane Morreau**<br>Jane Morreau | **Director** | **March 8, 2023** |
| **/s/ Gianella Alvarez**<br>Gianella Alvarez | **Director** | **March 8, 2023** |
| **/s/ Susan Thronson**<br>Susan Thronson | **Director** | **March 8, 2023** |

# TRULIEVE CANNABIS CORP.
## INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

**Audited Financial Statements**

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of
Trulieve Cannabis Corp.

**Opinion on the Financial Statements**

We have audited the accompanying consolidated balance sheets of Trulieve Cannabis Corp.(the "Company") as of December 31, 2022 and 2021, the related consolidated statements of operations and comprehensive (loss) income, changes in shareholders' equity and cash flows for each of the two years in the period ended December 31, 2022, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

We also audited the adjustments described in Note 2 that were applied to revise the 2020 financial statements and reflect the change in accounting principle related to accounting for income taxes. In our opinion, such adjustments are appropriate and have been properly applied. We were not engaged to audit, review or apply any procedures to the 2020 financial statements of the Company other than with respect to the adjustments and, accordingly, we do not express an opinion or other form of assurance on the 2020 financial statements taken as a whole.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the Company's internal control over financial reporting as of December 31, 2022, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in 2013 and our report dated March 8, 2023, expressed an adverse opinion on the effectiveness of the Company's internal control over financial reporting because of the existence of material weaknesses.

**Basis for Opinion**

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

**Change in Accounting Principle**

As discussed in Note 2 to the financial statements, the Company has elected to change its method of accounting for deferred tax assets and liabilities in acquisitions.

**Critical Audit Matters**

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

*Valuation of Inventory*

As described in Note 7, to the consolidated financial statements, the Company's consolidated inventory related to cannabis inventory is $297.8 million. As discussed in Note 3, the Company's inventory consists of cannabis plants, work in process and manufactured and purchased finished goods and is valued at cost and subsequently at the lower of cost and net realizable value. Significant inputs and assumptions used in the valuation of inventory (excluding purchased finished goods) include attrition rates of plants, average yield per plant, cumulative stage of completion in the production process and allocation of cost of goods sold. In addition, the Company records a provision for slow-moving and obsolete inventory, which can involve a high degree of judgment. The Company periodically reviews its inventory and identifies that which is excess, slow moving and obsolete by considering factors such as inventory levels, expected product life and forecasted sales demand.

We identified the valuation of inventory as a critical audit matter because of the significance of this balance sheet item, the significant assumptions management makes with regards to its valuation of inventory and an increased extent of effort when performing audit procedures to evaluate the reasonableness of management's assumptions and estimates.

Addressing the matter involved performing the procedures and evaluating audit evidence, in connection with forming our overall opinion on the consolidated financial statements Our procedures related to the valuation of inventory included, among others:

- We obtained an understanding and evaluated the design of the internal controls over management's valuation of inventory

- We evaluated the significant assumptions stated above and the completeness and accuracy of the underlying data used in management's costing and valuation

- Testing of attrition rates, average yield and cumulative stage of completion involved performing physical observations of the growing cannabis and assessing quantities and growth stage as compared to the plants life cycle

- Testing of harvest and extraction yields involved performing physical observations of each process.

- Testing of managements assumptions related to costs of goods sold, sales price and expected yields involved evaluating whether the assumptions used were reasonable considering(i) historical actual information (ii) independent calculations and observations of these inputs (iii) whether these assumptions were consistent with evidence obtained in other areas of the audit

- We evaluated management's provision for slow-moving and obsolete inventory calculation, by reviewing inputs, including historical sales activity versus on-hand inventory levels, we reviewed current selling prices versus current cost

*Evaluation of Impairment Assessment*

As described in Note 3 to the consolidated financial statements, the Company tests goodwill for impairment annually and whenever events or changes in circumstances indicate that the carrying amount of goodwill may be impaired. The Company performed a qualitative assessment to determine whether it was more-likely-than-not if the reporting unit's carrying value is less than the fair value, indicating the potential for goodwill impairment. A number of factors, including historical results, business plans, forecasts, market data, and a reasonable control premium were considered in the evaluation of the fair value of the reporting unit. Changes in the conditions for these judgments and estimates can significantly affect the assessed value of goodwill. The Company reviews long-lived assets, including property and equipment, definite life intangible assets, and right-of-use assets for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Factors which could trigger an impairment review include significant underperformance relative to historical or projected future operating results, significant changes in the manner of use of the assets or the strategy of the business, a significant decrease in the market value of the assets or significant negative industry or economic trends.

Auditing management's impairment assessment is complex due to the judgments and assumptions required to evaluate management's considerations of those factors identified above. Auditing these assumptions involved extensive audit effort, including the need to involve our valuation specialists, due to the complexity of these assumptions and a high degree of auditor judgment when performing audit procedures and evaluating the results of those procedures.

The primary procedures we performed to address this critical audit matter included:

- We obtained an understanding and evaluated the design of the internal controls over management's annual impairment assessment, including controls addressing:

  o Management's assessment of potential triggering events indicating potential impairment

  o Management's assessment of qualitative factors that may indicate potential impairment

- Substantively tested the appropriateness of the judgments and assumptions used by management in conducting its impairment analysis, including:

  *Goodwill*

o      Evaluated management's qualitative assessment by comparing the relevant factors to current industry, market and economic trends, to the Company's historical results, third party industry outlook reports and other relevant data

o      With the assistance of valuation specialists, performed an assessment of the Company's comparison of its market capitalization to the carrying value of the reporting unit by comparing the implied control premium to a range of control premiums determined from publicly available data

*Long-lived assets*

o      Evaluated the factors management considered in its conclusion on triggering events and where triggering events were identified on a state-by-state basis. Factors evaluated included historical or projected future operating results and cash flows, significant changes in use of the assets or business strategy, or significant negative industry or economic trends.

o      Tested the Company's historical state-by-state cash flows performed in its triggering events analysis and agreed the underlying data and management's conclusions to evidence obtained in other areas of our audit.

o      Tested the Company's estimate of undiscounted cash flows from its Massachusetts long-lived assets including, among other procedures, evaluating the significant assumptions used, testing the completeness and accuracy of the underlying data, performing sensitivity analyses, and evaluating the appropriateness of the conclusion of no resulting impairment.

**/s/ Marcum LLP**


Marcum LLP

We have served as the Company's auditor since 2021.


West Palm Beach, FL
March 8, 2023

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING
## ON INTERNAL CONTROL OVER FINANCIAL REPORTING

To the Shareholders and Board of Directors of
Trulieve Cannabis Corp.

**Adverse Opinion on Internal Control over Financial Reporting**

We have audited Trulieve Cannabis Corp.'s (the "Company") internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control-Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, because of the effect of the material weaknesses described in the following paragraph on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control-Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

A material weakness is a control deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis. The following material weaknesses have been identified and included in "Management's Annual Report on Internal Control Over Financial Reporting":

Information technology general controls (ITGCs) were not designed and operating effectively to ensure (i) that access to applications and data, and the ability to make program and job changes, were adequately restricted to appropriate personnel and (ii) that the activities of individuals with access to modify data and make program and job changes were appropriately monitored. Business process controls (automated and manual) that are dependent on the affected ITGCs were also deemed ineffective because they could have been adversely impacted;

Ineffective design, implementation, and documentation of management review controls related to the valuation of inventory;

Ineffective design of controls to identify and evaluate the existence of, and accounting for, variable interest entities.

These material weaknesses were considered in determining the nature, timing and extent of audit tests applied in our audit of the fiscal December 31, 2022 consolidated financial statements, and this report does not affect our report dated March 8, 2023 on those consolidated financial statements.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the consolidated balance sheets as of December 31, 2022 and 2021, the related consolidated statements of operations and comprehensive (loss) income, changes in shareholders' equity, and cash flows for each of the years in the two-year period ended December 31, 2022, and related notes of the Company, and our report dated March 8, 2023expressed an unqualified opinion on those consolidated financial statements.

**Basis for Opinion**

The Company's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying "Management Annual Report on Internal Control Over Financial Reporting". Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

**Definition and Limitations of Internal Control over Financial Reporting**

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that degree of compliance with the policies or procedures may deteriorate.

**/s/ Marcum LLP**

Marcum LLP

We have served as the Company's auditor since 2021.

West Palm Beach, FL
March 8, 2023

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

## To the Board of Directors and Shareholders of Trulieve Cannabis Corp.

### Opinion on the Consolidated Financial Statements

We have audited, before the effects of the adjustments for the Change in Accounting Principle and the Revision of Previously Issued Financial Statements described in Note 2, the accompanying consolidated statements of operations and comprehensive income, changes in shareholders' equity, and cash flows for the year ended December 31, 2020, and the related notes (collectively referred to as the consolidated financial statements).

In our opinion, the consolidated financial statements, before the effects of the adjustments for the Change in Accounting Principle and the Revision of Previously Issued Financial Statements described in Note 2, present fairly, in all material respects, the results of its consolidated operations and its consolidated cash flows for the year ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

We were not engaged to audit, review, or apply any procedures to the adjustments for the Change in Accounting Principle and the Revision of Previously Issued Financial Statements described in Note 2 and, accordingly, we do not express an opinion or any other form of assurance about whether such adjustments are appropriate and have been properly applied. Those adjustments were audited by the successor auditor.

### Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

**/s/ MNP LLP**

**Chartered Professional Accountants;**

**Licensed Public Accountants**

We have served as the Company's auditor since 2018.

Ottawa, Canada
March 22, 2021

# TRULIEVE CANNABIS CORP.
## CONSOLIDATED BALANCE SHEETS
*(in thousands)*

|  | 2022 | 2021 |
|---|---|---|
| **ASSETS** | | |
| Current Assets: | | |
| Cash and cash equivalents | $ 212,266 | $ 230,085 |
| Restricted cash | 6,607 | 3,013 |
| Accounts receivable, net | 9,443 | 8,601 |
| Inventories, net | 297,815 | 209,943 |
| Prepaid expenses and other current assets | 63,627 | 68,145 |
| Notes receivable - current portion | 728 | 1,530 |
| Assets associated with discontinued operations | 2,466 | 3,615 |
| Total current assets | 592,952 | 524,932 |
| Property and equipment, net | 796,947 | 779,413 |
| Right of use assets - operating, net | 101,379 | 111,723 |
| Right of use assets - finance, net | 76,231 | 66,764 |
| Intangible assets, net | 1,012,646 | 1,081,240 |
| Goodwill | 791,495 | 765,358 |
| Notes receivable, net | 11,992 | 12,147 |
| Other assets | 14,716 | 17,640 |
| Long-term assets associated with discontinued operations | 690 | 52,167 |
| **TOTAL ASSETS** | $ 3,399,048 | $ 3,411,384 |
| **LIABILITIES** | | |
| Current Liabilities: | | |
| Accounts payable and accrued liabilities | $ 83,212 | $ 93,801 |
| Income tax payable | 49,024 | 28,084 |
| Deferred revenue | 9,502 | 7,206 |
| Notes payable - current portion, net | 12,453 | 10,052 |
| Operating lease liabilities - current portion | 10,448 | 10,020 |
| Finance lease liabilities - current portion | 8,727 | 6,185 |
| Construction finance liabilities - current portion | 1,189 | 991 |
| Contingencies | 34,666 | 13,017 |
| Liabilities associated with discontinued operations | 482 | 92 |
| Total current liabilities | 209,703 | 169,448 |
| Long-Term Liabilities: | | |
| Notes payable, net | 94,247 | 6,456 |
| Private placement notes, net | 541,664 | 462,929 |
| Warrant liabilities | 252 | 2,895 |
| Operating lease liabilities | 102,388 | 107,570 |
| Finance lease liabilities | 75,838 | 65,244 |
| Construction finance liabilities | 182,361 | 175,198 |
| Deferred tax liabilities | 224,137 | 241,882 |
| Other long-term liabilities | 26,183 | 8,400 |
| Long-term liabilities associated with discontinued operations | 14,571 | 23,989 |
| **TOTAL LIABILITIES** | 1,471,344 | 1,264,011 |
| Commitments and contingencies (see Note 22) | | |
| **SHAREHOLDERS' EQUITY** | | |
| Common Stock, no par value; unlimited shares authorized. 185,987,512 and 180,504,172 issued and outstanding as of December 31, 2022 and December 31, 2021, respectively. | — | — |
| Additional paid-in-capital | 2,045,003 | 2,008,100 |
| Accumulated (deficit) earnings | (113,843) | 137,721 |
| Non-controlling interest | (3,456) | 1,552 |
| **TOTAL SHAREHOLDERS' EQUITY** | 1,927,704 | 2,147,373 |
| **TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY** | $ 3,399,048 | $ 3,411,384 |

The accompanying notes are an integral part of these consolidated financial statements.

**TRULIEVE CANNABIS CORP.**
**CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS) INCOME**
*(in thousands, except per share data)*

| | 2022 | 2021 | 2020 |
|---|---|---|---|
| Revenue, net | $ 1,239,812 | $ 937,981 | $ 521,533 |
| Cost of goods sold | 557,820 | 370,169 | 135,116 |
| Gross profit | 681,992 | 567,812 | 386,417 |
| Expenses: | | | |
| Sales and marketing | 284,936 | 215,146 | 119,395 |
| General and administrative | 169,731 | 100,509 | 36,056 |
| Depreciation and amortization | 119,371 | 47,229 | 12,600 |
| Impairment and disposal of long-lived assets, net | 75,547 | 5,371 | 63 |
| Total expenses | 649,585 | 368,255 | 168,114 |
| Income from operations | 32,407 | 199,557 | 218,303 |
| Other income (expense): | | | |
| Interest expense | (79,771) | (34,787) | (20,237) |
| Change in fair value of derivative liabilities - warrants | 2,643 | 208 | (42,679) |
| Other income, net | 1,376 | 1,109 | 2,062 |
| Total other expense, net | (75,752) | (33,470) | (60,854) |
| (Loss) income before provision for income taxes | (43,345) | 166,087 | 157,449 |
| Provision for income taxes | 161,820 | 146,703 | 94,451 |
| Net (loss) income from continuing operations and comprehensive (loss) income | (205,165) | 19,384 | 62,998 |
| Net loss from discontinued operations, net of tax benefit of $10,663 and $642, respectively | (47,562) | (1,939) | — |
| Net (loss) income | (252,727) | 17,445 | 62,998 |
| Less: Net loss and comprehensive loss attributable to non-controlling interest from continuing operations | (6,663) | (587) | — |
| Net (loss) income and comprehensive (loss) income attributable to common shareholders | $ (246,064) | $ 18,032 | $ 62,998 |
| Net (loss) income per share - Continuing operations: | | | |
| Basic | $ (1.06) | $ 0.14 | $ 0.55 |
| Diluted | $ (1.06) | $ 0.14 | $ 0.53 |
| Net loss per share - Discontinued operations: | | | |
| Basic and diluted | $ (0.25) | $ (0.01) | $ — |
| Weighted average number of common shares used in computing net (loss) income per common share: | | | |
| Basic | 187,995,317 | 139,366,940 | 113,572,379 |
| Diluted | 187,995,317 | 146,757,286 | 118,325,724 |

The accompanying notes are an integral part of these consolidated financial statements.

# TRULIEVE CANNABIS CORP.
## CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
*(in thousands, except per data)*

| | Super Voting Shares | Multiple Voting Shares | Subordinate Voting Shares | Total Common Shares | Additional Paid-in-Capital | Accumulated Earnings (Deficit) | Non-Controlling Interest | Total |
|---|---|---|---|---|---|---|---|---|
| **Balance, January 1, 2020** | 67,813,300 | 6,661,374 | 35,871,672 | 110,346,346 | $ 76,192 | $ 56,691 | $ — | $ 132,883 |
| Share-based compensation | — | — | — | — | 2,765 | — | — | 2,765 |
| Reclassification of warrants to equity | — | — | — | — | 52,570 | — | — | 52,570 |
| Shares issued for cash - warrant exercises | — | — | 2,723,411 | 2,723,411 | 11,459 | — | — | 11,459 |
| Contingent consideration payable in shares | — | — | — | — | 65,000 | — | — | 65,000 |
| Exercise of stock options | — | — | 9,180 | 9,180 | — | — | — | — |
| Issuance of shares in private placement, net of issuance costs | — | — | 4,715,000 | 4,715,000 | 83,228 | — | — | 83,228 |
| Shares issued for PurePenn, LLC and Solevo Wellness acquisitions | — | — | 1,780,061 | 1,780,061 | 37,000 | — | — | 37,000 |
| Conversions of Multiple Voting to Subordinate Voting Shares | (9,630,800) | (5,222,337) | 14,853,137 | — | — | — | — | — |
| Net income and comprehensive income | — | — | — | — | — | 62,998 | — | 62,998 |
| **Balance, December 31, 2020** | 58,182,500 | 1,439,037 | 59,952,461 | 119,573,998 | $ 328,214 | $ 119,689 | $ — | $ 447,903 |
| Share-based compensation | — | — | — | — | 9,254 | — | — | 9,254 |
| Exercise of stock options | — | — | 75,716 | 75,716 | 352 | — | — | 352 |
| Shares issued for cash - warrant exercises | — | — | 569,533 | 569,533 | 7,672 | — | — | 7,672 |
| Subordinate Voting Shares issued upon cashless warrant exercise | — | — | 2,075,987 | 2,075,987 | — | — | — | — |
| Tax withholding related to net share settlements of equity awards | — | — | (39,898) | (39,898) | (1,072) | — | — | (1,072) |
| Issuance of shares in private placement, net of issuance costs | — | — | 5,750,000 | 5,750,000 | 217,896 | — | — | 217,896 |
| Contingent consideration payable in shares | — | — | — | — | (2,800) | — | — | (2,800) |
| Conversion of Super Voting Shares to Subordinate Voting Shares | (3,021,100) | — | 3,021,100 | — | — | — | — | — |
| Conversion of Super Voting Shares to Multiple Voting Shares | (55,161,400) | 55,161,400 | — | — | — | — | — | — |
| Conversion of Multiple Voting Shares to Subordinate Voting Shares | — | (4,683,438) | 4,683,438 | — | — | — | — | — |
| Adjustment of fair value of equity consideration for PurePenn, LLC | — | — | — | — | 2,711 | — | — | 2,711 |
| Adjustment of fair value of equity consideration for Keystone Relief Centers, LLC | — | — | — | — | 1,004 | — | — | 1,004 |
| Shares issued for Mountaineer Holding, LLC acquisition | — | — | 60,342 | 60,342 | 2,470 | — | — | 2,470 |
| Shares issued for Solevo Wellness West Virginia, LLC acquisition | — | — | 11,658 | 11,658 | 445 | — | — | 445 |
| Shares issued for Nature's Remedy of Massachusetts, Inc. acquisition | — | — | 237,881 | 237,881 | 9,139 | — | — | 9,139 |
| Shares issued for the Patient Centric of Martha's Vineyard Ltd. acquisition | — | — | 258,383 | 258,383 | 10,012 | — | — | 10,012 |
| Shares issued for Anna Holdings, LLC acquisition | — | — | 1,009,336 | 1,009,336 | 35,385 | — | — | 35,385 |
| Shares issued for Harvest Health & Recreation, Inc. acquisition | — | — | 50,921,236 | 50,921,236 | 1,387,418 | — | 2,139 | 1,389,557 |
| Net income and comprehensive income | — | — | — | — | — | 18,032 | (587) | 17,445 |
| **Balance, December 31, 2021** | — | 51,916,999 | 128,587,173 | 180,504,172 | $ 2,008,100 | $ 137,721 | $ 1,552 | $ 2,147,373 |

The accompanying notes are an integral part of these consolidated financial statements.

F-10

# TRULIEVE CANNABIS CORP.
## CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (CONTINUED)
*(in thousands, except per data)*

| | Super Voting Shares | Multiple Voting Shares | Subordinate Voting Shares | Total Common Shares | Additional Paid-in-Capital | Accumulated Earnings (Deficit) | Non-Controlling Interest | Total |
|---|---|---|---|---|---|---|---|---|
| **Balance, December 31, 2021** | — | 51,916,999 | 128,587,173 | 180,504,172 | $ 2,008,100 | $ 137,721 | $ 1,552 | $ 2,147,373 |
| Share-based compensation | — | — | — | — | 18,124 | — | — | 18,124 |
| Exercise of stock options | — | — | 59,971 | 59,971 | 156 | — | — | 156 |
| Shares issued for cash - warrant exercise | — | — | 1,428,262 | 1,428,262 | 19,238 | — | — | 19,238 |
| Subordinate Voting Shares issued under share compensation plans | — | — | 179,857 | 179,857 | — | — | — | — |
| Tax withholding related to net share settlements of equity awards | — | — | (47,801) | (47,801) | (615) | — | — | (615) |
| Conversion of Multiple Voting Shares to Subordinate Voting Shares | — | (25,690,613) | 25,690,613 | — | — | — | — | — |
| Shares issued for PurePenn, LLC, Pioneer Leasing & Consulting LLC, and Solevo Wellness West Virginia, LLC earnout | — | — | 3,626,295 | 3,626,295 | — | — | — | — |
| Release of escrow shares | — | — | 236,756 | 236,756 | — | — | — | — |
| Distribution payable for acquisition of variable interest entity | — | — | — | — | — | (5,500) | — | (5,500) |
| Distribution | — | — | — | — | — | — | (50) | (50) |
| Divestment of variable interest entity | — | — | — | — | — | — | 110 | 110 |
| Measurement period adjustment - Harvest Health & Recreation, Inc. | — | — | — | — | — | — | 1,595 | 1,595 |
| Net loss and comprehensive loss | — | — | — | — | — | (246,064) | (6,663) | (252,727) |
| **Balance, December 31, 2022** | — | 26,226,386 | 159,761,126 | 185,987,512 | $ 2,045,003 | $ (113,843) | $ (3,456) | $ 1,927,704 |

The accompanying notes are an integral part of these consolidated financial statements.

# TRULIEVE CANNABIS CORP.
## CONSOLIDATED STATEMENTS OF CASH FLOWS
*(in thousands)*

| | 2022 | 2021 | 2020 |
|---|---|---|---|
| **Cash flow from operating activities** | | | |
| Net (loss) income and comprehensive (loss) income | $ (252,727) | $ 17,445 | $ 62,998 |
| Adjustments to reconcile net (loss) income and comprehensive (loss) income to net cash provided by operating activities: | | | |
| Depreciation and amortization | 121,776 | 48,096 | 12,600 |
| Depreciation and amortization included in cost of goods sold | 52,541 | 24,073 | 11,542 |
| Non-cash interest expense | 5,408 | 3,463 | 2,476 |
| Non-cash interest income | (515) | — | — |
| Impairment and disposal of long-lived assets, net | 75,547 | 5,371 | 63 |
| Amortization of operating lease right of use assets | 11,252 | 6,051 | 6,045 |
| Accretion of construction finance liabilities | 1,470 | 1,209 | 413 |
| Share-based compensation | 18,124 | 9,254 | 2,765 |
| Change in fair value of derivative liabilities - warrants | (2,643) | (208) | 42,679 |
| Non-cash change in contingencies | 23,017 | 9,269 | — |
| Allowance for credit losses | 3,617 | — | — |
| Deferred income tax expense | (27,174) | (26,262) | (4,887) |
| Loss from disposal of discontinued operations | 49,130 | — | — |
| Changes in operating assets and liabilities: | | | |
| Inventories | (83,430) | (19,573) | (22,534) |
| Accounts receivable | (4,206) | (4,901) | 1,110 |
| Prepaid expenses and other current assets | 5,264 | (8,080) | (4,502) |
| Other assets | 2,388 | (6,276) | (9,685) |
| Accounts payable and accrued liabilities | (819) | (9,659) | 298 |
| Income tax payable | 19,756 | (12,979) | (2,452) |
| Contingencies | (1,368) | (15,799) | 704 |
| Operating lease liabilities | (10,002) | (4,164) | (4,764) |
| Deferred revenue | 2,370 | (4,642) | 4,774 |
| Other long-term liabilities | 14,320 | 1,210 | — |
| **Net cash provided by operating activities** | 23,096 | 12,898 | 99,643 |
| **Cash flow from investing activities** | | | |
| Purchases of property and equipment | (164,749) | (275,902) | (99,941) |
| Purchases of property and equipment related to construction finance liabilities | (13,247) | (20,979) | (41,116) |
| Capitalized interest | (4,732) | (9,234) | (4,803) |
| Payments made for issuance of note receivable | — | (4,000) | — |
| Purchases of internal use software | (9,214) | (3,716) | — |
| Acquisitions, net of cash acquired | (27,781) | 43,453 | (27,923) |
| Cash paid for license | (1,855) | — | (887) |
| Proceeds from sale of intangible asset | — | 54,996 | — |
| Proceeds received from notes receivable | 1,472 | 160 | — |
| Proceeds from sale of property and equipment | 739 | 38 | 16 |
| Proceeds from sale of variable interest entities | 2,037 | — | — |
| Proceeds from sale of held for sale assets | 2,273 | — | — |
| **Net cash used in investing activities** | (215,057) | (215,184) | (174,654) |
| **Cash flow from financing activities** | | | |
| Proceeds from private placement notes, net of discounts and issuance costs | 75,635 | 342,586 | — |
| Proceeds from notes payable, net of discounts and issuance costs | 90,541 | 6,032 | — |
| Proceeds from shares issued pursuant to private placement notes, net of issuance costs | — | 217,896 | 83,228 |
| Proceeds from warrant exercises | 19,238 | 7,672 | 11,459 |
| Proceeds from stock option exercises | 156 | 352 | — |
| Proceeds from construction finance liabilities | 7,047 | 13,250 | 41,116 |
| Payments on notes payable | (2,928) | (280,788) | — |
| Payments on private placement notes | (1,874) | — | — |
| Payments on finance lease obligations | (7,361) | (4,434) | (4,951) |
| Payments on construction finance liabilities | (1,161) | — | — |
| Payments for debt issuance costs | (832) | (251) | — |
| Payments on notes payable - related party | — | (12,011) | (941) |
| Payments for taxes related to net share settlement of equity awards | (615) | (1,072) | — |
| Distributions | (50) | — | — |
| **Net cash provided by financing activities** | 177,796 | 289,232 | 129,911 |
| **Net (decrease) increase in cash, cash equivalents, and restricted** | (14,165) | 86,946 | 54,900 |
| **Cash, cash equivalents, and restricted cash, beginning of period** | 233,098 | 146,713 | 91,813 |
| Cash and cash equivalents of discontinued operations, beginning of period | 561 | — | — |
| Less: cash and cash equivalents of discontinued operations, end of period | (621) | (561) | — |
| **Cash, cash equivalents, and restricted cash, end of period** | $ 218,873 | $ 233,098 | $ 146,713 |

*The consolidated statements of cash flows include continuing operations and discontinued operations for the years ended December 31, 2022 and December 31, 2021. There were no discontinued operations for the year ended December 31, 2020.

The accompanying notes are an integral part of these consolidated financial statements.

## TRULIEVE CANNABIS CORP.
## CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
*(in thousands)*

| Supplemental disclosure of cash flow information | 2022 | 2021 | 2020 |
|---|---|---|---|
| **Cash paid for** | | | |
| Interest | $ 76,142 | $ 39,075 | $ 22,135 |
| Income taxes, net | $ 146,672 | $ 178,657 | $ 105,248 |
| **Noncash investing and financing activities** | | | |
| Acquisition fair value adjustments | 1,595 | 3,964 | — |
| Purchase of property and equipment financed with accounts payable | 3,924 | 17,861 | 13,613 |
| Acquisition of variable interest entity with note payable | 5,500 | — | — |
| Value of shares issued for acquisitions | — | 1,447,973 | 37,000 |
| Value of shares reserved for PurePenn, LLC and Solevo Wellness West Virginia, LLC acquisitions | — | (2,800) | 65,000 |
| Purchase of PP&E through exchange of ROU asset | 3,355 | — | — |
| Derecognition of ROU asset | (3,355) | — | — |
| ASC 842 lease additions - operating and finance leases | 41,141 | 61,195 | 33,647 |
| ASC 842 lease terminations | — | 1,035 | — |

The following table presents a reconciliation of the beginning of period and end of period cash, cash equivalents, and restricted cash reported within the consolidated balance sheets to the totals shown in the consolidated statements of cash flows for the periods indicated below:

| | 2022 | 2021 | 2020 |
|---|---|---|---|
| **Beginning of year:** | | | |
| Cash and cash equivalents | $ 230,085 (1) | $ 146,713 | $ 91,813 |
| Restricted cash | 3,013 | — | — |
| Cash, cash equivalents and restricted cash | $ 233,098 | $ 146,713 | $ 91,813 |
| | | | |
| **End of year:** | | | |
| Cash and cash equivalents | $ 212,266 (2) | $ 230,085 (1) | $ 146,713 |
| Restricted cash | 6,607 | 3,013 | — |
| Cash, cash equivalents and restricted cash | $ 218,873 | $ 233,098 | $ 146,713 |

(1) Excludes $0.5 million attributable to discontinued operations.
(2) Excludes $0.6 million attributable to discontinued operations.

The accompanying notes are an integral part of these consolidated financial statements.

## NOTE 1. NATURE OF BUSINESS

Trulieve Cannabis Corp. together with its subsidiaries ("Trulieve", the "Company") was incorporated in British Columbia, Canada. Trulieve is a vertically integrated cannabis company which, as of December 31, 2022, held or had been awarded licenses to operate in Florida, California, Connecticut, Pennsylvania, Massachusetts, West Virginia, Arizona, Colorado, Maryland, Nevada, Ohio, and Georgia, to cultivate, produce, and sell medicinal-use cannabis products, and with respect to Arizona, California, Colorado, Massachusetts, and Nevada, adult-use cannabis products.

In addition to the States listed above, the Company also conducts activities in other markets. In these markets, the Company has either applied for licenses, plans on applying for licenses, or partners with other entities, but does not currently directly own any cultivation, production, or retail licenses.

In July 2022, the Company discontinued operations in Nevada. While the Company classified the operations as discontinued, it still holds a license to operate in the state as of December 31, 2022.

In July 2018, Trulieve, Inc. entered into a non-binding letter agreement with Schyan Exploration Inc. ("Schyan") whereby Trulieve, Inc. and Schyan agreed to merge their respective businesses resulting in a reverse takeover of Schyan by Trulieve, Inc. and changed the business of Schyan from a mining issuer to a cannabis issuer (the "Schyan Transaction"). The Schyan Transaction was completed in August 2018 and Schyan changed its name to Trulieve Cannabis Corp.

The Company's principal address is located in Quincy, Florida. The Company's registered office is located in British Columbia. The Company's operations are substantially located in Florida and to a lesser extent Arizona and Pennsylvania.

The Company is listed on the Canadian Securities Exchange (the "CSE") and began trading on September 25, 2018, under the ticker symbol "TRUL" and trades on the OTCQX market under the symbol "TCNNF".

**NOTE 2. BASIS OF PRESENTATION**

*Principles of consolidation*

The accompanying financial statements for the years ended December 31, 2022, 2021, and 2020 include the financial position and operations of Trulieve Cannabis Corp. and its subsidiaries. The consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") and include the assets, liabilities, revenue, and expenses of all wholly-owned subsidiaries and variable interest entities for which the Company has determined it is the primary beneficiary. Outside shareholders' interests in subsidiaries are shown on the consolidated financial statements as non-controlling interests. Material intercompany balances and transactions are eliminated in consolidation.

A variable interest entity ("VIE") is a legal entity that does not have sufficient equity at risk to finance its activities without additional subordinated financial support, is structured such that equity investors lack the ability to make significant decisions relating to the entity's operations through voting rights, or do not substantively participate in the gains and losses of the entity. Upon inception of a contractual agreement, the Company performs an assessment to determine whether the arrangement contains a variable interest in a legal entity and whether that legal entity is a VIE. The primary beneficiary has both the power to direct the activities of the VIE that most significantly impact the entity's economic performance and the obligation to absorb losses or the right to receive benefits from the VIE entity that could potentially be significant to the VIE. Where the Company concludes it is the primary beneficiary of a VIE, the Company consolidates the accounts of that VIE. When the Company is not the primary beneficiary, the VIE is accounted for in accordance with the relevant accounting guidance.

The Company regularly reviews and reconsiders previous conclusions regarding whether it is the primary beneficiary of a VIE in accordance with FASB ASC 810. The Company also reviews and reconsiders previous conclusions regarding whether the Company holds a variable interest in a potential VIE, the status of an entity as a VIE, and whether the Company is required to consolidate such VIE in the consolidated financial statements when a change occurs.

*Discontinued Operations*

In July 2022, the Company discontinued its Nevada operations. This action represents a strategic shift in our business and therefore, the related assets and liabilities associated with the Nevada operations are classified as held for discontinued operations on our consolidated balance sheets and the results of the Nevada operations have been presented as discontinued operations within our consolidated statements of operations and comprehensive (loss) income for all periods presented. Unless specifically noted otherwise, footnote disclosures reflect the results of continuing operations only. The results of discontinued operations are presented in *Note 18. Discontinued Operations*.

*Basis of Measurement*

These consolidated financial statements have been prepared on the going concern basis, under the historical cost convention, except for certain financial instruments that are measured at fair value as described herein.

*Functional Currency*

The functional currency of the Company and its subsidiaries, as determined by management, is the United States ("U.S.") dollar. These consolidated financial statements are presented in U.S. dollars.

*Reclassifications*

Certain reclassifications have been made to the consolidated financial statements of prior periods and the of accompanying notes to conform to the current period presentation.

*Change in Accounting Principle*

In the fourth quarter of 2021, the Company elected to change its accounting principle for measuring deferred tax assets and liabilities in acquisitions. Under the new principle, tax basis is determined by applying the relevant tax laws, whereas previously, tax basis was determined by upon the future deductibility of the recovery or settlement. This change in accounting principle resulted in a reduction of the acquired assets fair value, (or in some instances goodwill) and the corresponding deferred tax liabilities. The Company believes this change in principle is preferable as it supported by authoritative guidance and standard practice in the industry.

This change in accounting principle has been applied retrospectively, and the consolidated balance sheets reflect the effect of this accounting principle change in all years presented. This change in accounting principle had an insignificant impact on the consolidated statements of operations and comprehensive income and the consolidated statements shareholders' equity. There was no impact on the consolidated statements of cash flows. See the table below in *Revision of Previously Issued Financial Statements* for the effects of the change in principle for acquired assets on the consolidated balance sheet as of December 31, 2020.

*Revision of Previously Issued Financial Statements*

During the year ending December 31, 2021, the Company identified an error in its accounting for leases which was due to the lack of a complete lease population and the conclusions reached for the commencement date for leases not aligning with the possession date of the associated right of use asset. This resulted in an understatement of the associated right of use assets and the associated lease liabilities for the previously reported December 31, 2020, results. The Company also identified a misstatement related to the accounting for asset acquisitions that were consummated during the three months ended June 30, 2021, which was due to the Company initially valuing the equity consideration transferred using the contract value whereas the fair value as of the closing date should have been used.  This resulted in an understatement of intangible assets, an understatement of the associated deferred tax liabilities and an understatement of additional paid-in-capital.  Additionally, the Company identified assets not likely to be converted within a year were classified as prepaid expenses and other current assets, rather than other assets.

The Company evaluated the misstatements and concluded that the misstatements were not material, either individually or in the aggregate, to its current or previously issued consolidated financial statements.

To correct the immaterial misstatements, during the year ended December 31, 2021, the Company elected to revise its previously issued December 31, 2020, consolidated balance sheet.  The revision of the historical  consolidated balance sheet includes the correction of these immaterial misstatements as well as other previously identified balance sheet misclassifications. Accordingly, the accompanying annual audited consolidated balance sheet and relevant footnotes in this Annual on Form 10-K as well as the 2020 consolidated balance sheet have been revised to correct for such immaterial misstatements.

Accordingly, the accompanying December 31, 2020, consolidated balance sheet has been revised to correct for such immaterial misstatements.

The impact of the revision and the change in accounting principle on the Company's consolidated balance sheet as of December 31, 2020, is reflected in the following table:

| Balance Sheet as of December 31, 2020 | As Previously Reported | | Revisions | | Change in Principle | | As Revised |
|---|---|---|---|---|---|---|---|
| | | | *(in thousands)* | | | | |
| Prepaid expenses and other current assets | $ | 19,815 | $ | (3,696) | $ | — | $ | 16,119 |
| Total current assets | | 265,148 | | (3,696) | | — | | 261,452 |
| Right of use assets - operating, net | | 28,171 | | 1,905 | | — | | 30,076 |
| Intangible assets, net | | 93,800 | | — | | (1,204) | | 92,596 |
| Goodwill | | 74,100 | | — | | (6,924) | | 67,176 |
| Other assets | | 3,944 | | 3,583 | | — | | 7,527 |
| Total assets | | 816,112 | | 1,792 | | (8,128) | | 809,776 |
| Operating lease liabilities, current portion | | 3,154 | | 123 | | — | | 3,277 |
| Total current liabilities | | 75,998 | | 123 | | — | | 76,121 |
| Operating lease liabilities | | 26,450 | | 1,670 | | — | | 28,120 |
| Deferred tax liabilities | | 23,575 | | — | | (8,128) | | 15,447 |
| Total liabilities | $ | 368,208 | $ | 1,793 | $ | (8,128) | | 361,873 |

**NOTE 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

The significant accounting policies used by the Company are as follows:

*Cash and Cash Equivalents*

The Company considers cash deposits and all highly liquid investments with an original maturity of three months or less to be cash equivalents. Cash and cash equivalents include cash deposits in financial institutions plus cash held at retail locations. Cash held in money market investments are carried at fair value, cash held in financial institutions and cash held at retail locations, have carrying values that approximate fair value.

*Restricted Cash*

Restricted cash balances are those which meet the definition of cash and cash equivalents but are not available for use by the Company. As of December 31, 2022, restricted cash was $6.6 million and consists of amounts held by or with financial institutions pursuant to contractual arrangements. Restricted cash as of December 31, 2021 was $3.0 million and represented cash consideration set aside as a reserve in relation to an escrow held for a pending legal settlement. This restricted cash was released in January 2022 as the litigation was settled in December 2021 and final escrow was released in January 2022.

*Accounts Receivable and Notes Receivable*

The Company reports accounts receivable at their net realizable value, which is management's best estimate of the cash that will ultimately be received from customers. The Company's notes receivable represent notes due from various third parties. The Company maintains an allowance for expected credit losses to reflect the expected uncollectability of accounts receivable and notes receivable based on historical collection data and specific risks identified among uncollected accounts, as well as management's expectation of future economic conditions. The Company also considers relevant qualitative and quantitative factors to assess whether historical loss experience should be adjusted to better reflect the risk characteristics of the companies receivables and the expected future losses. If current or expected future economic trends, events, or changes in circumstances indicate that specific receivable balances may be impaired, further consideration is given to the collectability of those balances and the allowance is adjusted accordingly. Accounts receivable and notes receivable are written off after exhaustive collection efforts occur and the receivable is deemed uncollectible.

*Inventory*

Inventories are comprised of raw materials (includes cannabis plants and packaging materials), work in process, and finished goods. Inventory is valued at the lower of cost and net realizable value. Net realizable value is determined as the estimated selling price in the ordinary course of business less the estimated costs of completion, disposal, and transportation for inventories in process. Cost is determined using the weighted average cost method.

Costs incurred during the growing and production process are capitalized as incurred to the extent that cost is less than net realizable value. These costs include materials, labor and manufacturing overhead used in the growing and production processes. The Company capitalizes pre-harvest costs.

The Company periodically reviews its inventory and identifies that which is excess, slow moving and obsolete by considering factors such as inventory levels, expected product life and forecasted sales demand. Any identified excess, slow moving and obsolete inventory is written down to its net realizable value through a charge to cost of goods sold.

*Prepaid Expenses and Other Current Assets*

As of December 31, 2022 and 2021, prepaid expenses and other current assets consisted of the following:

|  | Year Ended December 31, | | |
|  | **2022** | | **2021** |
|  | *(in thousands)* | | |
| Prepaid expenses | $ | 19,665 | $ | 27,778 |
| Amounts held in escrow | | 22,499 | | — |
| Held for sale assets, net | | 14,521 | | 8,719 |
| Deposits | | 2,509 | | 9,650 |
| Tenant improvement receivables | | 668 | | 9,806 |
| Other current assets | | 3,765 | | 12,192 |
| Total prepaids and other current assets | $ | 63,627 | $ | 68,145 |

*Property and Equipment*

Property and equipment are measured at cost less accumulated depreciation. Depreciation is recognized on a straight-line basis over the following estimated useful lives:

| | |
|---|---|
| Land | Not depreciated |
| Land improvements | 20 to 30 years |
| Buildings & improvements | 7 to 40 years |
| Furniture & equipment | 3 to 10 years |
| Vehicles | 3 to 5 years |
| Construction in progress | Not depreciated |
| Leasehold improvements | The lessor of the life of the lease or the estimated useful life of the asset |

The Company capitalizes interest on debt financing invested in projects under construction. Upon the asset becoming available for use, capitalized interest costs, as a portion of the total cost of the asset, are depreciated over the estimated useful life of the related asset.

The Company classifies assets as held for sale and ceases depreciation of the assets when there is a plan for disposal of the assets and those assets meet the held for sale criteria. Gains or losses on disposal of an item are determined by comparing the proceeds from disposal with the carrying amount of the item and recognized within the statements of operations and comprehensive (loss) income. Construction in progress is transferred when available for use and depreciation of the assets commences at that point.

The Company reviews properties for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset group may not be recoverable.

*Held for Sale*

The Company classifies long-lived assets or disposal groups and related liabilities as held-for-sale when management having the appropriate authority, generally the Company's Board of Directors ("the Board") or certain Executive Officers, commits to a plan of sale, the disposal group is ready for immediate sale, an active program to locate a buyer has been initiated and the sale is probable and expected to be completed within one year. Once classified as held-for-sale, disposal groups are valued at the lower of their carrying amount or fair value less estimated selling costs. Depreciation on these properties is discontinued at the time they are classified as held for sale, but operating revenues, operating expenses, and interest expense continues to be recognized until the date of disposal.

As of December 31, 2022, the Company had $14.5 million in assets held for sale which are recorded in prepaid expenses and other current assets on the consolidated balance sheets, and primarily consists of property and equipment. The Company received proceeds of $2.2 million in connection with the settlement and disposal of assets held for sale during the year ended December 31, 2022. As of December 31, 2021, the Company had $8.7 million in net assets held for sale which primarily consisted of property and equipment, leases and related liabilities, and a note payable.

| | (in thousands) |
|---|---:|
| Held for sale assets, net as of December 31, 2021 | $ 8,719 |
| Assets moved to held for sale | 15,171 |
| Net asset settlements | (727) |
| Impairments [1] | (2,460) |
| Disposals [1] | (6,182) |
| Held for sale assets, net as of December 31, 2022 | $ 14,521 |

(1) Recorded within impairment and disposal of long-lived assets, net in the consolidated statement of operations and comprehensive (loss) income.

Subsequent to December 31, 2022, the Company released held for sale assets of $1.0 million and received approximately $0.5 million in proceeds. Further, the Company determined to reposition $2.6 million in assets held for use to held for sale as part of its continued efforts to optimize our assets and resources in the markets in which it serves. The Company expects to sell the assets, which primarily consist of property and equipment, within the near-term.

*Leases*

The Company enters into leases in the normal course of business, primarily for retail space, production facilities, and equipment used in the production and sale of its products. At the inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The Company made an accounting policy election not to recognize right-of-use assets and lease liabilities for leases with a lease term of 12 months or less. Instead lease payments for these leases are recognized as lease expense on a straight-line basis over the lease term.

The Company recognizes a lease liability equal to the present value of the remaining lease payments, and a right-of-use asset equal to the lease liability, subject to certain adjustments, such as prepaid rents. The right-of-use asset represents the right to use an underlying asset for the lease term and lease liabilities represent the Company's obligation to make lease payments arising from the lease. The Company uses its incremental borrowing rate to determine the present value of the lease payments. The Company's incremental borrowing rate is the rate of interest that it would have to borrow on a collateralized basis over a similar term an amount equal to the lease payments in a similar economic environment.

The Company has lease agreements that contain both lease and non-lease components. For lease agreements entered into or reassessed after the adoption of Accounting Standard's Codification 842, Leases, the Company elected to combine lease and non-lease components for all classes of assets.

For finance leases, from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term, the right-of-use asset is amortized on a straight-line basis and the interest expense is recognized on the lease liability using the effective interest method. For operating leases, lease expense is recognized on a straight-line basis over the term of the lease and presented as a single charge within the consolidated statements of operations and comprehensive (loss) income.

The lease term at the lease commencement date is determined based on the noncancellable period for which the Company has the right to use the underlying asset, together with any periods covered by an option to extend the lease if the Company is reasonably certain to exercise that option, periods covered by an option to terminate the lease if the Company is reasonably certain not to exercise that option and periods covered by an option to extend (or not to terminate) the lease in which the exercise of the option is controlled by the lessor. The Company considers a number of factors when evaluating whether the options in its lease contracts are reasonably certain of exercise, such as length of time before an option exercise, expected value of the leased asset at the end of the initial lease term, importance of the lease to the Company's operations, costs to negotiate a new lease, any contractual or economic penalties, and the economic value of leasehold improvements.

Certain lease arrangements contain provisions requiring the Company to remove lessee installed leasehold improvements at the expiration of the lease. As this obligation is a direct result of the Company's decision to install leasehold improvements and does not arise solely because of the lease the Company excludes these obligations from lease payments and variable lease payments. The Company records these obligations as asset retirement obligations. The fair value of these obligations are recorded as liabilities on a discounted basis, which occurs as of lease commencement. In the estimation of fair value, the Company uses assumptions and judgements for an asset retirement obligation. The costs associated with these liabilities are capitalized with the associated leasehold improvement and depreciated over the lease term with the liabilities accreted over the same period. Asset retirement obligations related to our leases as of December 31, 2022 included $0.1 million included in other current liabilities, and $0.9 million included in other long-term liabilities on the consolidated balance sheets, respectively. As of December 31, 2021, asset retirement obligations related to our leases was $0.8 million and is included in other long-term liabilities on the consolidated balance sheets.

*Intangible Assets*

Intangible assets are recorded at cost, less accumulated amortization and impairment losses, if any. Intangible assets acquired in a business combinations are measured at fair value at the acquisition date. Intangible assets that have indefinite useful lives are not subject to amortization and are tested annually for impairment, or more frequently if events or changes in circumstances indicate that they might be impaired. The estimated useful lives, residual values, and amortization methods are reviewed at each year-end, and any changes in estimates are accounted for prospectively.

*Internal Use Software*

The Company capitalizes certain costs in connection with obtaining or developing software for internal use. Further, the Company capitalizes qualifying costs incurred for upgrades and enhancements that result in additional functionality or extend the assets useful life. Amortization of such costs commences when the project is substantially completed and ready for its intended use. Capitalized software development costs are classified as intangible assets, net on the consolidated balance sheets.

Intangible assets are amortized using the straight-line method over estimated useful lives as follows:

| | |
|---|---|
| Licenses | 15 years |
| Internal use software | 3 to 5 years |
| Tradenames | 2 to 10 years |
| Customer relationship | 1 to 5 years |
| Non-compete | 2 years |
| Trademarks | 1 to 5 years |

*Accounts Payable and Accrued Liabilities*

As of December 31, 2022 and 2021, accounts payable and accrued liabilities consisted of the following:

| | | Year Ended December 31, | | |
|---|---|---|---|---|
| | | **2022** | | **2021** |
| | | *(in thousands)* | | |
| Trade accounts payable | $ | 16,406 | $ | 14,338 |
| Nontrade accrued liabilities [(1)] | | 34,859 | | 41,904 |
| Accrued compensation and benefits | | 19,547 | | 24,744 |
| Non income taxes payable | | 5,812 | | 5,487 |
| Other | | 6,588 | | 7,328 |
| Total accounts payable and accrued liabilities | $ | 83,212 | $ | 93,801 |

(1) Nontrade accrued liabilities includes recurring accruals for items including but not limited to: interest, utilities, insurance, and inventory.

*Financial Instruments*

The Company applies fair value accounting for all financial assets and liabilities that are recognized or disclosed at fair value in the consolidated financial statements on a recurring basis. Fair value is defined as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities that are required to be recorded at fair value, the Company considers all related factors of the asset by market participants in which the Company would transact and the market-based risk measurements or assumptions that market participants would use in pricing the asset or liability, such as inherent risk, transfer restrictions, and credit risk.

*Derivative Financial Instruments*

In accordance with the guidance in ASC Topic 815 ("ASC 815"), *Derivatives and Hedging*, derivative financial instruments are recognized as assets or liabilities on the consolidated balance sheets at fair value. The Company has not designated its interest rate swap ("Swap") contracts as hedges for accounting treatment. Pursuant to U.S. GAAP, income or loss from fair value changes for derivatives that are not designated as hedges are reflected as income or loss within interest expense within the consolidated statements of operations and comprehensive (loss) income and other assets or liabilities on the consolidated balance sheets.

*Fair Value of Financial Instruments*

The Company applies the following fair value hierarchy, which prioritizes the inputs used to measure fair value into three levels, and bases the categorization within the hierarchy upon the lowest level of input that is available and significant to the fair value measurement:

| | |
|---|---|
| Level 1 – | Observable inputs based on unadjusted quoted prices in active markets for identical assets or liabilities; |
| Level 2 – | Inputs other than quoted prices in active markets, which are observable for the asset or liability, either directly or indirectly; and |
| Level 3 – | Unobservable inputs for which there is little or no market data requiring the Company to develop its own assumptions. |

The fair values of financial instruments by class are as follows as of December 31:

| | 2022 | | | | 2021 | | | |
| --- | --- | --- | --- | --- | --- | --- | --- | --- |
| | Level 1 | Level 2 | Level 3 | Total | Level 1 | Level 2 | Level 3 | Total |
| | *(in thousands)* | | | | | | | |
| **Financial Assets:** | | | | | | | | |
| Money market funds (1) | $ 340 | $ — | $ — | $ 340 | $ 94,161 | $ — | $ — | $ 94,161 |
| **Financial Liabilities:** | | | | | | | | |
| Interest rate swap (2) | $ — | $ 2,536 | $ — | $ 2,536 | $ — | $ — | $ — | $ — |
| Warrant liabilities (3) | $ — | $ 252 | $ — | $ 252 | $ — | $ 2,895 | $ — | $ 2,895 |

There have been no transfers between hierarchy levels during the years ended December 31, 2022 and 2021.

(1) Money market funds are included within cash and cash equivalents in the Company's consolidated balance sheets. As a short-term, highly liquid investments readily convertible to known amounts of cash, the Company's money market funds have carrying values that is fair value.

(2) In November 2022 the Company entered into an interest rate swap contract ("VNB Swap") for the purpose of hedging the variability of interest expense and interest payments on the Company's long-term variable debt. The VNB Swap is carried at fair value which is based on a valuation model that utilizes interest rate yield curves and credit spreads observable in active markets as the significant inputs to the model. The Company considers credit risk associated with its own standing as well as the credit standing of any counterparties involved in the valuation of its financial instruments. The total fair value and carrying value of the VNB Swap is recorded to other long-term liabilities on the consolidated balance sheets. See *Note 23. Derivative Instruments* for additional considerations.

(3) In October 2021 the Company acquired 1,679 warrants in connection with the acquisition of Harvest ("Harvest Liability Warrants"). The total fair value and carrying value of such is recorded to warrant liabilities on the consolidated balance sheets as of December 31, 2022 and 2021, respectively. See *Note 14. Share Capital* for additional considerations.

*Warrants*

Warrants are accounted for in accordance with applicable accounting guidance provided in ASC 815 Derivatives and Hedging – Contracts in Entity's Own Equity, as either liabilities or as equity instruments depending on the specific terms of the warrant agreement. Warrants classified as liabilities are recorded at fair value and are remeasured at each reporting date until settlement. Changes in fair value are recognized as a component of other expense, net within the consolidated statements of operations and comprehensive (loss) income as change in fair value of derivative liabilities - warrants. Transaction costs allocated to warrants that are presented as a liability were immediately expensed within the statements of operations and comprehensive (loss) income. Warrants classified as equity instruments are initially recognized at fair value and are not subsequently remeasured.

*Earnings per share*

Basic earnings attributable to common shareholders is computed by dividing reported net income (loss) attributable to common shareholders by the weighted average number of common shares outstanding during the reporting period. Diluted earnings per share attributable to common shareholders is computed by dividing reported net income (loss) attributable to common shareholders by the sum of the weighted average number of common shares and the number of dilutive potential common share equivalents outstanding during the period. Potential dilutive common share equivalents consist of the incremental common shares issuable upon the exercise of share options, warrants, and RSUs and the incremental shares issuable upon conversion of similar instruments.

In computing diluted earnings per share, common share equivalents are not considered in periods in which a net loss is reported, as the inclusion of the common share equivalents would be anti-dilutive. See *Note. 16 Earnings Per Share*.

*Revenue Recognition*

The Company generates revenue from the sale of cannabis and cannabis related products. Revenue is recognized in accordance with ASU 2014-09, *Revenue from Contracts with Customers* (Topic 606). Revenue is recognized when control of the promised goods or services is transferred to our customers, in an amount that reflects the transaction price consideration that the Company expects to receive in exchange for those goods or services. Our revenue excludes sales, use, and excise-based taxes collected and is reported net of sale discounts. Revenue associated with any unsatisfied performance obligation is deferred until the obligation is satisfied (i.e., when control of a product is transferred to the customer).

Revenues consist of retail and wholesale sales, which are recognized when control of the goods has transferred to the customer and collectability is reasonably assured. This is generally when goods have been delivered, which is also when the performance obligation has been fulfilled under the terms of the related sales contract.

Revenue from retail sales of cannabis to customers for a fixed price is recognized when the Company transfers control of the goods to the customer at the point of sale and the customer has accepted and paid for the goods. Revenue from the wholesale of cannabis to customers is recognized upon delivery to the customer. Payment is typically due upon transferring the goods to the customer or within a specified time period permitted under the Company's credit policy.

*Loyalty program*

For most of its locations, the Company offers a loyalty reward program to its dispensary customers that allows customers to earn reward credits to be used on future purchases. Loyalty reward credits issued as part of a sales transaction results in revenue being deferred until the loyalty reward is redeemed by the customer. The loyalty rewards are shown as reductions to 'revenue, net of discounts' line within the accompanying consolidated statements of operations and comprehensive (loss) income and included as deferred revenue on the consolidated balance sheets. A portion of the revenue generated in a sale must be allocated to the loyalty points earned. The amount allocated to the points earned is deferred until the loyalty points are redeemed or expire. Expiration policies vary between six months and indefinite depending on the specific loyalty program. As of December 31, 2022 and 2021, the loyalty liability totaled $8.9 million and $6.7 million, respectively, and is included in deferred revenue on the consolidated balance sheets. Included within deferred revenue as of December 31, 2022 and 2021 are customer credit balances of $0.6 million and $0.6 million, respectively.

*Income Taxes*

The Company uses the asset and liability method to account for income taxes. Deferred income tax assets and liabilities are determined based on enacted tax rates and laws for the years in which the differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

As the Company operates in the cannabis industry, it is subject to the limits of IRC Section 280E under which the Company is only allowed to deduct expenses directly related to costs of goods sold.

The Company recognizes uncertain income tax positions at the largest amount that is more-likely-than-not to be sustained upon examination by the relevant taxing authority. An uncertain income tax position will be recognized if it has less than a 50% likelihood of being sustained. Recognition or measurement is reflected in the period in which the likelihood changes. Any interest and penalties related to unrecognized tax liabilities are presented within provision for income taxes within the consolidated statements of operations and comprehensive (loss) income.

*Advertising Costs*

Advertising costs are expensed as incurred and are included in sales and marketing expenses within the accompanying consolidated statements of operations and comprehensive (loss) income and totaled $8.2 million, $7.5 million, and $2.1 million for the years ended December 31, 2022, 2021, and 2020, respectively.

*Business combinations and goodwill*

The Company accounts for business combinations using the acquisition method in accordance with Accounting Standards Codification ASC 805, *Business Combinations* which requires recognition of assets acquired and liabilities assumed, including contingent assets and liabilities, at their respective fair values on the date of acquisition.

Contingent consideration is measured at its acquisition-date fair value and included as part of the consideration transferred in a business combination. Contingent consideration that is classified as equity is not remeasured at subsequent reporting dates and its subsequent settlement is accounted for within equity. Contingent consideration that is classified as an asset or liability is remeasured at subsequent reporting dates, with the corresponding gain or loss recognized within the consolidated statements of operations and comprehensive (loss) income.

Non-controlling interests in the acquiree are measured at fair value on acquisition date. Acquisition-related costs are recognized as expenses in the periods in which the costs are incurred and the services are received.

Loans acquired in business combinations are initially recorded at fair value, which includes an estimate of credit losses expected to be realized over the remaining lives of the loans and, therefore, no corresponding allowance for loan losses is recorded for such loans at acquisition.

Purchase price allocations may be preliminary and, during the measurement period not to exceed one year from the date of acquisition, changes in assumptions and estimates that result in adjustments to the fair value of assets acquired and liabilities assumed are recorded in the period the adjustments are determined.

Goodwill represents the excess of the consideration transferred for the acquisition of subsidiaries over the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed. Following initial recognition, goodwill is measured at cost less any accumulated impairment losses.

Cannabis licenses are the primary intangible asset acquired in business combinations as they provide the Company the ability to operate in each market. However, some cannabis licenses are subject to renewal and therefore there is some risk of non-renewal for several reasons, including operational, regulatory, legal, or economic. To appropriately consider the risk of non-renewal, the Company applies probability weighting to the expected future net cash flows in calculating the fair value of these intangible assets. The key assumptions used in these cash flow projections include discount rates and terminal growth rates. Of the key assumptions used, the impact of the estimated fair value of the intangible assets has the greatest sensitivity to the estimated discount rate used in the valuation. The terminal growth rate represents the rate at which these businesses will continue to grow into perpetuity. Other significant assumptions include revenue, gross profit, operating expenses, and anticipated capital expenditures which are based upon the Corporation's historical operations along with management projections. The evaluations are linked closely to the assumptions made by management regarding the future performance of these assets and any changes in the discount rate applied.

*Non-controlling Interest*

Non-controlling interests ("NCI") represent equity interests owned by outside parties. NCI may be initially measured at fair value or at the NCI's proportionate share of the recognized amounts of the acquiree's identifiable net assets. The choice of measurement is made on a transaction-by-transaction basis. The Company measures each NCI at its proportionate share of the recognized amounts of the acquiree's identifiable net assets. The share of net assets attributable to NCI is presented as a component of equity. NCI's share of net income or loss is recognized directly in equity. Total income or loss of subsidiaries is attributed to the shareholders of the Company and to the NCI, even if this results in the NCI having a deficit balance. See *Note 19. Variable Interest Entities*.

*Impairment of long-lived assets*

The Company reviews long-lived assets, including property and equipment, definite life intangible assets, and right-of-use assets for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Factors which could trigger an impairment review include significant underperformance relative to historical or projected future operating results, significant changes in the manner of use of the assets or the strategy of the business, a significant decrease in the market value of the assets or significant negative industry or economic trends.

In accordance with ASC 360-10, when evaluating long-lived assets with impairment indicators for potential impairment, the Company first compares the carrying value of the asset to its estimated undiscounted cash flows. If the sum of the estimated undiscounted cash flows is less than the carrying value of the asset, an impairment loss is calculated. The impairment loss calculation compares the carrying value of the asset to its estimated fair value, which is typically based on estimated discounted future cash flows. The Company recognizes an impairment loss if the amount of the asset's carrying value exceeds the asset's estimated fair value.

As of December 31, 2022, the Company determined the lower-than-expected operating results of the Massachusetts operations, primarily driven by the price compression and competitive environment in the Massachusetts cannabis industry, was a triggering event to review for potential impairment of the Massachusetts assets. As a result of this analysis, the Company's estimate of undiscounted cash flows indicated the applicable assets carrying amounts were expected to be recovered. Nonetheless, it is reasonably possible that the estimate of undiscounted cash flows may change in the near term resulting in the need to write down those assets to fair value. The Company's estimate of cash flows might change because of the price compression and competitive environment in the Massachusetts cannabis industry.

*Impairment of goodwill*

Goodwill represents the excess of the cost of an acquisition over the fair value of the net assets acquired. Goodwill is tested for impairment annually and whenever events or changes in circumstances indicate that the carrying amount of goodwill may be impaired. Examples of such events and circumstances that the company considers include the following:

•Macroeconomic conditions such as deterioration in general economic conditions, limitations on accessing capital, fluctuations in foreign exchange rates, or other developments in equity and credit markets;

•Industry and market considerations such as a deterioration in the environment in which the company operates, an increased competitive environment, a decline in market-dependent multiples or metrics (considered in both absolute terms and relative to peers), a change in the market for the company's products or services, or a regulatory or political development;

•Cost factors such as increases in inventory, labor, or other costs that have a negative effect on earnings and cash flows;

•Overall financial performance such as negative or declining cash flows or a decline in actual or planned revenue or earnings compared with actual and projected results of relevant prior periods;

•Other relevant entity-specific events such as changes in management, key personnel, strategy, or customers, contemplation of bankruptcy, or litigation;

•Events affecting a reporting unit such as a change in the composition or carrying amount of its net assets, a more likely than not expectation of selling or disposing all, or a portion, of a reporting unit, the testing for recoverability of a significant asset group within a reporting unit, or recognition of a goodwill impairment loss in the financial statements of a subsidiary that is a component of a reporting unit; and

•A sustained decrease in share price (considered in both absolute terms and relative to peers).

In order to determine that the value of goodwill may have been impaired, the Company applies the guidance in Financial Accounting Standards Board ("FASB") Accounting Standards Update ("ASU") 2011-08 "Intangibles-Goodwill and Other-Testing Goodwill for Impairment," which provides entities with an option to perform a qualitative assessment (commonly referred to as "Step Zero") to determine whether further quantitative analysis for impairment of goodwill is necessary. The Company performs the Step Zero assessment to determine that it was more-likely-than-not if the reporting unit's carrying value is less than the fair value, indicating the potential for goodwill impairment. A number of factors, including historical results, business plans, forecasts, market data, and a reasonable control premium are used to determine the fair value of the reporting unit. Changes in the conditions for these judgments and estimates can significantly affect the assessed value of goodwill.

The Company operates as one operating segment and reporting unit and therefore, evaluates goodwill for impairment as one singular reporting unit annually during the fourth quarter or more often when an event occurs, or circumstances indicate the carrying value may not be recoverable.

For the 2022 impairment test, the Company considered the events and circumstances listed above identifying one event as a risk indicator for goodwill impairment, which is the decline in the Company's share price negatively affecting the Company's market capitalization. To assess this risk the Company further reviewed the fair value of the Company, including control premium, concluding the fair value of the Company exceeded its carrying value. The Company determined the control premium was in line with other comparable transactions. Therefore, the Company concluded the market capitalization as of the annual test was not a triggering event that would require the Company to perform a quantitative assessment of goodwill. Therefore, the Company did not identify any impairment of its goodwill during the years ended December 31, 2022, 2021, or 2020.

Management will continue to monitor the Company's market capitalization and estimated control premium for changes that could impact recoverability of goodwill. The recoverability of goodwill is dependent upon the continued growth of cash flows from our business activities. If the Company's market capitalization continues to decline, for a longer sustained period, there is additional risk that goodwill impairment could occur.

*Discontinued Operations*

The Company classifies a component of an entity that has been or is to be disposed of, either by sale, abandonment, or other means, as discontinued operations when it represents a strategic shift in the Company's operations. A component of an entity is identified as operations and cash flows that can be clearly distinguished, operationally and financially, from the rest of the entity.

*Critical Accounting Estimates and Judgments*

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Significant estimates in our consolidated financial statements, include, but are not limited to, accounting for acquisitions and business combinations; initial valuation and subsequent impairment testing of goodwill, other intangible assets and long-lived assets; fair value of financial instruments, income taxes; inventory; share-based payment arrangements, and commitments and contingencies. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis.

*Recently Issued Accounting Pronouncements*

Recent accounting pronouncements, other than those below, issued by the FASB and the SEC did not or are not believed by management to have a material effect on the Company's present or future financial statements.

In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740) - Simplifying the Accounting for Income Taxes, which is intended to simplify various aspects related to accounting for income taxes. ASU 2019-12 removes certain exceptions to the general principles in Topic 740 and also clarifies and amends existing guidance to improve consistent application. ASU 2019-12 is effective for the Company beginning January 1, 2021. The Company adopted ASU 2016-13 on January 1, 2021, and adoption did not have a material impact on the Company's consolidated financial statements.

## NOTE 4. ACQUISITIONS

**(a) Formula 420 Cannabis LLC**

On December 22, 2022, the Company acquired 100% of the membership interests of Formula 420 Cannabis LLC ("Formula 420") the holder of an Arizona adult-use license that became operational in October 2022. The Company analyzed the acquisition under ASU 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business, determining Formula 420 did not meet the definition of a business as substantially all of the fair value of the gross assets acquired are concentrated in a single identifiable asset. The Company had previously consolidated the entity as a VIE as it was determined the Company exercised control of the entity and was the primary beneficiary although it previously owned no equity interests due to a master service agreement. In accordance with Topic 810, Consolidation, the Company accounted for the change in a consolidated subsidiaries ownership interest as an equity transaction. Therefore, the total consideration was determined to be $5.5 million which consisted of a note payable. See *Note 10. Notes Payable* for further details. Nominal transaction costs were incurred in relation to this acquisition.

**(b) Greenhouse Wellness WV Dispensaries, LLC**

On April 26, 2022, the Company acquired 100% of the membership interests of Greenhouse Wellness WV Dispensaries, LLC ("Greenhouse WV") the holder of a West Virginia dispensary permit and a lease for a not yet operating dispensary location. The Company analyzed the acquisition under ASU 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business, determining Greenhouse WV did not meet the definition of a business as Greenhouse WV did not have inputs, processes, and outputs in place that constituted a business under Topic 805. As a result, the transaction has been accounted for as an asset acquisition whereby all of the assets acquired and liabilities assumed are assigned a carrying amount based on relative fair values. Total consideration was $0.3 million consisting of cash.

The following table summarizes the allocation of consideration exchanged for the estimated fair value of tangible and identifiable intangible assets acquired and liabilities assumed:

| *(in thousands)* | | |
|---|---|---:|
| Consideration: | | |
|     Cash | $ | 281 |
|       Fair value of consideration exchanged | $ | 281 |
| Recognized amounts of identifiable assets acquired and liabilities assumed: | | |
|     Right of use asset - operating | $ | 170 |
|     Intangible asset | | 270 |
|     Favorable lease interest | | 11 |
|     Operating lease liabilities | | (170) |
|       Total net assets acquired | $ | 281 |

The acquired intangible assets includes a dispensary license which is treated as a definite-lived intangible asset amortized over a 15-year useful life and a favorable lease interest which was fully amortized in the period of acquisition due to useful life and materiality considerations.

**(c) Watkins Cultivation Operation**

On February 14, 2022, the Company acquired a cultivation operation from CP4 Group, LLC, in Phoenix, Arizona ("Watkins Cultivation Operation" or "Watkins"). The Company analyzed the acquisition under ASU 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business, determining Watkins met the definition of a business as Watkins is an existing cultivation facility with inputs, processes, and outputs in place that constitute a business under Topic 805. As a result, the acquisition of Watkins has been accounted for as a business combination. Goodwill represents the amount the Company paid over the fair value of the net identifiable tangible assets acquired. The primary reason for the acquisition was to expand the Company's cultivation capacity in Arizona. The goodwill of $24.5 million arising from the acquisition primarily consists of the economies of scale expected from a vertical cannabis market in Arizona. Total consideration was $27.5 million paid in cash. An additional $22.5 million was paid into escrow for four potential earnouts. The earnouts are based on the completion of certain milestones and contingent on the continued employment of the key employee shareholders ("Key Employees") of Watkins. As the earnouts are contingent on the continued employment of the Key Employees, any amounts earned are compensation for post-combination services.

The Company accrues the compensation cost for each earnout as it becomes probable and estimable and over the most probable period of continued employment required for the specific earnouts. As of December 31, 2022 the Company has concluded that attainment of any of the four potential earnouts is no longer probable or estimable and reversed all existing accruals.

The Company incurred $0.2 million of transaction costs related to the acquisition of Watkins. These costs were expensed as incurred and included in general and administrative expenses within the consolidated statements of operations and comprehensive (loss) income for the quarter ended March 31, 2022. No additional transaction costs have been incurred.

The following table summarizes the allocation of consideration exchanged for the estimated fair value of tangible assets acquired and liabilities assumed:

| (in thousands) | | |
|---|---|---:|
| Consideration | | |
| Cash | $ | 27,500 |
| Fair value of consideration exchanged | $ | 27,500 |
| Recognized amounts of identifiable assets acquired and liabilities assumed: | | |
| Inventories | $ | 2,266 |
| Property and equipment | | 692 |
| Right of use asset - operating | | 4,737 |
| Goodwill | | 24,542 |
| Operating lease liability | | (4,737) |
| Total net assets acquired | $ | 27,500 |

### (d) Purplemed Healing Center

On December 28, 2021, the Company acquired 100% of certain assets of Purplemed Healing Center ("Purplemed") including the Medical Marijuana Dispensary License issued by the Arizona Department of Health Services ("ADHS") and the Marijuana Establishment License issued by the ADHS which collectively serve as the Purplemed license providing the ability to operate a marijuana retail sales dispensary as well as the assumption of the associated lease. The Company also acquired the right to operate an additional offsite cultivation business under the Arizona Adult Use Marijuana Act, and the option to purchase full ownership and management of Greenmed, Inc., the Greenmed license, and the Greenmed dispensary. As part of the transaction, the Company assumed the Purplemed loyalty program.

The Company analyzed the acquisition under ASU 2017-01, *Business Combinations* (Topic 805): *Clarifying the Definition of a Business*, determining Purplemed did not meet the definition of a business as Purplemed did not have inputs, processes, and outputs in place that constituted a business under Topic 805. As a result, the acquisition of Purplemed has been accounted for as an asset acquisition, whereby all of the assets acquired and liabilities assumed are assigned a carrying amount based on relative fair values. The total consideration was $15.0 million consisting of cash. The acquisition provided for indemnity for pre-closing liabilities. Accordingly, the Company recognized an indemnification asset of $0.5 million offset the by associated liabilities based on the information that was available at the date of the acquisition, which is included in the net assets acquired.

The net assets were acquired for an aggregate purchase price of $15.0 million.

| *(in thousands)* | | |
|---|---|---|
| Consideration: | | |
|   Cash | $ | 15,000 |
|   Transaction costs | | 12 |
|     Fair value of consideration exchanged | $ | 15,012 |
| Recognized amounts of identifiable assets acquired and liabilities assumed: | | |
|   Prepaid expenses and other current assets | $ | 531 |
|   Right of use asset - operating | | 271 |
|   Intangible asset | | 15,076 |
|   Other current liabilities | | (531) |
|   Deferred revenue | | (109) |
|   Operating lease liabilities | | (226) |
|     Total net assets acquired | $ | 15,012 |

The acquired intangible assets include a dispensary license which is treated as a definite-lived intangible asset amortized over a 15-year useful life.

**(e) Harvest Health & Recreation Inc.**

On October 1, 2021, (the "Closing Date"), the Company acquired 100% of the common shares of Harvest Health & Recreation, Inc. ("Harvest") and its portion of variable interest entities in exchange for Subordinate Voting Shares of the Company (the "Harvest Transaction").

Harvest was one of the largest multi-state vertically integrated operators in the cannabis industry in the United States operating from "seed to sale". Harvest operated facilities or provides services to cannabis dispensaries in Arizona, California, Colorado, Florida, Maryland, Nevada, and Pennsylvania, with two provisional licenses in Massachusetts. In addition, Harvest owned $CO_2$ extraction, distillation, purification, and manufacturing technology used to produce a line of cannabis topicals, vapes, and gems featuring cannabinoids.

Total consideration was $1.4 billion consisting of Trulieve Subordinate Voting Shares ("Trulieve Shares") with a fair value of $1.37 billion, stock options, equity classified warrants, restricted stock units, and other outstanding equity instruments with a fair value of $18.4 million, and warrant liabilities convertible into equity with a fair value of $3.1 million at the time of the Harvest Transaction. The Company incurred $13.0 million in transaction costs related to the acquisition of Harvest. These costs were expensed as incurred and are included in general and administrative expenses within the consolidated statements of operations and comprehensive (loss) income for the year ended December 31, 2021. No additional transaction costs have been incurred.

The acquisition was accounted for as a business combination in accordance with the Accounting Standards Codification (ASC) 805, *Business Combinations*. Goodwill represents the premium the Company paid over the fair value of the net tangible and intangible assets acquired. The primary reason for the acquisition was to expand the Company's retail and cultivation footprint and gain access to new markets. The goodwill of $663.7 million arising from the acquisition primarily consists of the synergies and economies of scale expected from combining the operations of Trulieve and Harvest including growing the Company's customer base, acquiring assembled workforces, and expanding its presence in new and existing markets. These benefits were not recognized separately from goodwill because they do not meet the recognition criteria for identifiable intangible assets.

During the third quarter of 2022, the Company finalized the accounting for non-controlling interests, on the acquired entities, which resulted in a measurement period adjustment increasing non-controlling interests and goodwill by $1.6 million.

The following table summarizes the allocation of consideration exchanged for the estimated fair value of tangible and identifiable intangible assets acquired and liabilities assumed:

| *(in thousands)* | | |
|---|---|---|
| Consideration: | | |
| Trulieve Subordinated Voting Shares | $ | 1,369,024 |
| Fair value of other equity instruments | | 18,394 |
| Fair value of warrants classified as liabilities | | 3,103 |
| Fair value of consideration exchanged | $ | 1,390,521 |
| Recognized amounts of identifiable assets acquired and liabilities assumed: | | |
| Cash and cash equivalents | $ | 85,318 |
| Restricted cash | | 3,072 |
| Accounts receivable | | 3,645 |
| Inventories | | 92,537 |
| Prepaid expenses and other current assets | | 100,129 |
| Notes receivable | | 9,805 |
| Property and equipment | | 191,801 |
| Right of use assets - operating | | 73,476 |
| Intangible assets: | | |
| Dispensary license | | 946,000 |
| Trademarks | | 27,430 |
| Customer relationships | | 3,500 |
| Other assets | | 5,289 |
| Accounts payable and accrued liabilities | | (58,887) |
| Income tax payable | | (24,863) |
| Deferred revenue | | (4,523) |
| Operating lease liabilities | | (76,558) |
| Contingencies | | (26,599) |
| Notes payable | | (285,238) |
| Construction finance liabilities | | (79,683) |
| Other long-term liabilities | | (1,085) |
| Deferred tax liabilities | | (253,986) |
| | $ | 730,580 |
| | | |
| Non-controlling interest | $ | (3,734) |
| Goodwill | | 663,675 |
| Total net assets acquired | $ | 1,390,521 |

The above table includes the discontinued operations of Nevada.

The acquired intangible assets include dispensary licenses which are treated as definite-lived intangible assets amortized over a 15-year useful life, tradenames amortized over a one-to-five-year useful life, and customer relationships amortized over a one-year period.

On acquisition date there was consideration in the form of 1,266,641 stock options (as converted) that had been issued before the acquisition date to employees and non-employees of Harvest. The pre-combination fair value of these awards is $6.2 million. There was consideration in the form of 1,011,095 warrants (1,009,416 equity classified Subordinate Voting Shares ("SVS") warrants and 1,679 liability classified Multiple Voting Share ("MVS") warrants, as converted) that had been issued before the acquisition date to employees and non-employees of Harvest. The pre-combination fair value of these awards is $7.7 million with $4.6 million representing the equity classified warrants and $3.1 million representing the liability classified warrants. There was consideration in the form of restricted stock units that had been issued before the acquisition date to non-employees of Harvest which vested for services performed pre-combination representing 18,297 SVS. The pre-combination fair value of these awards is $0.5 million. There was additional consideration in the form of other outstanding equity instruments issued before the acquisition date to non-employees which had a pre-combination fair value of $7.1 million.

As part of the acquisition, Harvest entered into a sale agreement to sell their Florida cannabis license for $55.0 million where Trulieve was legally prohibited from holding this license and the sale occurred simultaneously with the Harvest Transaction. Therefore, a $55.0 million receivable for the sale proceeds was acquired. The funds were received subsequent to the closing of the Harvest Transaction on October 1, 2021.

*Supplemental pro forma information (unaudited)*

The unaudited pro forma information for the periods set forth below gives effect to the acquisition of Harvest Health and Recreation, Inc, PurePenn, LLC, Pioneer Leasing & Consulting, LLC, and Keystone Relief Centers, LLC as if the acquisitions had occurred on January 1, 2020. This pro forma information is presented for informational purposes only and is not necessarily indicative of the results of operations that would have been achieved had the transaction been consummated as of that time nor does it purport to be indicative of future financial operating results.

Proforma net revenues for the year ended December 31, 2021, and 2020 are $1,232.2 million, and $833.6 million, respectively. Proforma net loss and comprehensive loss attributable to common shareholders for the years ended December 31, 2021, and 2020 are $8.0 million, and $21.1 million, respectively.

Unaudited pro forma net income reflects the adjustment of sales between the companies, and adjustments for alignment of significant differences in accounting principles and elections.

**(f) Anna Holdings, LLC**

On July 8, 2021, the Company acquired 100% of the membership interests of Anna Holdings, LLC, the sole member of Chamounix Ventures, LLC which holds a permit to operate dispensaries under Keystone Shops ("Keystone Shops") with locations in Philadelphia, Devon, and King of Prussia, Pennsylvania. Total consideration was $55.6 million consisting of $20.3 million in cash, inclusive of net working capital adjustments, and 1,009,336 in Trulieve Shares with a fair value of $35.4 million. The agreement provides for an additional $5.0 million in consideration which is contingent on the enactment, adoption or approval of laws allowing for adult-use cannabis in Pennsylvania. No liability was recorded for this contingent consideration, as it was not estimated to be probable at the time of acquisition nor as of December 31, 2022. The acquisition was accounted for as a business combination in accordance with the Accounting Standards Codification (ASC) 805, Business Combinations. Goodwill arose because the consideration paid for the business acquisition reflected the benefit of expected revenue growth and future market development.

The following table summarizes the allocation of consideration exchanged for the estimated fair value of tangible and identifiable intangible assets acquired and liabilities assumed:

| *(in thousands)* | | |
|---|---|---:|
| Consideration: | | |
| Cash | $ | 20,251 |
| Shares issued upon acquisition | | 35,385 |
| Fair value of consideration exchanged | $ | 55,636 |
| Recognized amounts of identifiable assets acquired and liabilities assumed: | | |
| Cash | $ | 500 |
| Prepaid expenses and other current assets | | 240 |
| Inventories | | 1,766 |
| Property and equipment | | 1,144 |
| Right of use asset - finance | | 1,340 |
| Intangible assets: | | |
| Dispensary license | | 27,000 |
| Tradename | | 100 |
| Favorable leasehold interests | | 86 |
| Goodwill | | 39,703 |
| Other assets | | 40 |
| Accounts payable and accrued liabilities | | (878) |
| Income tax payable | | (2,892) |
| Operating lease liabilities | | (1,340) |
| Other long-term liabilities | | (2,179) |
| Deferred tax liabilities | | (8,994) |
| Total net assets acquired | $ | 55,636 |

The acquired intangible assets include a dispensary license which is treated as a definite-lived intangible asset amortized over a 15-year useful life, as well as tradename and net favorable leasehold interests which were fully amortized in the period of acquisition due to useful life and materiality considerations.

**(g) Nature's Remedy of Massachusetts, Inc.**

On June 30, 2021, the Company completed an asset purchase agreement whereby Trulieve acquired a licensed, but not yet operating, adult-use dispensary location from Nature's Remedy of Massachusetts, Inc. ("Nature's Remedy"). The Company analyzed the acquisition under ASU 2017-01, *Business Combinations* (Topic 805): Clarifying the *Definition of a Business*, determining Nature's Remedy did not meet the definition of a business as Nature's Remedy did not have inputs, processes, and outputs in place that constituted a business under Topic 805. As a result, the acquisition of Nature's Remedy has been accounted for as an asset acquisition, whereby all of the assets acquired and liabilities assumed are assigned a carrying amount based on relative fair values. Total consideration was $16.2 million consisting of $7.0 million in cash and 237,881 in Trulieve Shares with a fair value of $9.1 million and less than $0.1 million in transaction costs.

The following table summarizes the allocation of consideration exchanged for the estimated fair value of tangible and identifiable intangible assets acquired and liabilities assumed:

| *(in thousands)* | | |
|---|---|---|
| Consideration: | | |
| Cash | $ | 7,000 |
| Shares issued upon acquisition | | 9,139 |
| Transaction costs | | 23 |
| Fair value of consideration exchanged | $ | 16,162 |
| Recognized amounts of identifiable assets acquired and liabilities assumed: | | |
| Prepaid expenses and other current assets | $ | 12 |
| Property and equipment | | 1,006 |
| Right of use asset - finance | | 799 |
| Intangible asset | | 15,274 |
| Accounts payable and accrued liabilities | | (335) |
| Finance lease liabilities | | (594) |
| Total net assets acquired | $ | 16,162 |

The acquired intangible asset is represented by the adult-use license and is treated as a definite-lived intangible asset amortized over a 15-year useful life.

**(h) Patient Centric of Martha's Vineyard Ltd.**

On July 2, 2021, the Company acquired certain assets of Patient Centric of Martha's Vineyard ("PCMV") including the rights to a Provisional Marijuana Retailers License from the Massachusetts Cannabis Control Commission, the right to exercise an option held by PCMV to lease real property in Framingham, Massachusetts for use as a marijuana retailer, and necessary municipal entitlements to operate as a marijuana retailer at the property. Total consideration was 258,383 in Trulieve Shares, of which 10,879 are subject to a holdback for six months as security for any indemnity claims by the Company under the asset purchase agreement. The fair value of the equity exchange was $10.0 million. The Company analyzed the acquisition under ASU 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business, determining PCMV did not meet the definition of a business as PCMV did not have inputs, processes, and outputs in place that constituted a business under Topic 805. As a result, the acquisition of PCMV has been accounted for as an asset acquisition, whereby all of the assets acquired and liabilities assumed are assigned a carrying amount based on relative fair values.

| *(in thousands)* | | |
|---|---|---|
| Consideration: | | |
| Shares issued upon acquisition | $ | 10,012 |
| Transaction costs | | 18 |
| Fair value of consideration exchanged | $ | 10,030 |
| Recognized amounts of identifiable assets acquired and liabilities assumed: | | |
| Right of use asset - finance | $ | 1,756 |
| Intangible asset | | 10,594 |
| Finance lease liabilities | | (2,320) |
| Total net assets acquired | $ | 10,030 |

The acquired intangible asset is represented by the adult-use license and is treated as a definite-lived intangible asset amortized over a 15-year useful life.

**(i) Solevo Wellness West Virginia, LLC**

On June 8, 2021, the Company acquired 100% of the membership interests of Solevo Wellness West Virginia, LLC ("Solevo WV") which holds three West Virginia dispensary licenses. The Company analyzed the acquisition under ASU 2017-01, *Business Combinations (Topic 805): Clarifying the Definition of a Business*, determining Solevo WV did not meet the definition of a business as substantially all of the fair value of the gross assets acquired are concentrated in a single identifiable asset. Therefore, the transaction has been accounted for as an asset acquisition. Total consideration was $0.8 million consisting of $0.2 million in cash, 11,658 in Trulieve Shares with a fair value of $0.4 million, $0.1 million in debt forgiveness and less than $0.1 million in transaction costs. The consideration of $0.8 million was allocated to acquired assets of $0.8 million, which are treated as definite-lived intangible assets amortized over a 15-year useful life.

**(j) Mountaineer Holding, LLC**

On May 6, 2021, the Company acquired 100% of the membership interests of Mountaineer Holding LLC ("Mountaineer") which holds a cultivation permit and two dispensary permits in West Virginia. The Company analyzed the acquisition under ASU 2017-01, *Business Combinations (Topic 805): Clarifying the Definition of a Business,* determining Mountaineer did not meet the definition of a business as substantially all of the fair value of the gross assets acquired are concentrated in a single identifiable asset. Therefore, the transaction has been accounted for as an asset acquisition. Total consideration was $5.5 million, consisting of $3.0 million in cash and 60,342 in Trulieve Shares with a fair value of $2.5 million. The consideration of $5.5 million has been allocated to the $5.5 million of acquired assets which are treated as definite-lived intangible assets and amortized over a 15-year useful life.

**NOTE 5. ACCOUNTS RECEIVABLE**

Accounts receivable consisted of the following as of December 31:

|  | 2022 | 2021 |
|---|---|---|
|  | *(in thousands)* | |
| Trade receivables | $ 12,864 | $ 9,068 |
| Less: allowance for credit losses | (3,421) | (467) |
| Accounts receivable, net | $ 9,443 | $ 8,601 |

**NOTE 6. NOTES RECEIVABLE**

Notes receivable consisted of the following as of December 31:

|  | 2022 | 2021 |
|---|---|---|
|  | *(in thousands)* | |
| Promissory note acquired from Harvest maturing in November 2025. Secured by certain assets. | $ 8,205 | $ 8,827 |
| Promissory notes acquired from Harvest maturing in February 2022. Secured by certain assets. | — | 850 |
| Convertible note receivable dated November 2021 maturing in November 2024. Secured by certain assets. | 4,602 | 4,124 |
| Notes receivable | 12,807 | 13,801 |
| Less: discount on notes receivable | (87) | (124) |
| Total notes receivable, net of discounts | 12,720 | 13,677 |
| Less: current portion of notes receivable | (728) | (1,530) |
| Notes receivable | $ 11,992 | $ 12,147 |

In October 2021, the Company acquired a note receivable with the Harvest acquisition. The note receivable is originally dated November 2020 maturing in November 2025. The note had an original principal balance of $12.0 million and accrues interest at a rate of 7.5% per annum with monthly interest and principal payments of $0.1 million.

In October 2021, the Company acquired two short-term notes receivable with the Harvest acquisition. The notes were originally dated February 2021 maturing in February 2022. The notes had an original principal balance of $0.9 million and accrued interest at a rate of 10% per annum with interest only payments due monthly. This note was repaid in full in February 2022 and the Company received proceeds of $0.9 million.

In November 2021, the Company entered into a convertible note receivable agreement for a principal amount of $4.1 million that matures in November 2024. The note accrues interest monthly at 9.75%, and accrued interest is added to the principal balance at each quarter end. The note is convertible to equity of the holder at our option at any time prior to maturity. Further, the note was issued at a discount of 3% or $0.1 million, which is accreted to the balance over the term of the note.

During the years ended December 31, 2022 and 2021, the Company recorded interest income of $1.3 million and $0.2 million, respectively, in other income within the consolidated statements of operations and comprehensive (loss) income. The Company had accrued interest receivable of $0.1 million as of December 31, 2022 and 2021 in prepaids and other current assets on the consolidated balance sheets, respectively.

Stated maturities of the notes receivable are as follows as of December 31, 2022:

| Year Ending December 31, | Expected principal payments |
|---|---|
| | *(in thousands)* |
| 2023 | $ 728 |
| 2024 | 5,386 |
| 2025 | 6,693 |
| 2026 | — |
| 2027 | — |
| Thereafter | — |
| Total | 12,807 |
| Less: discount on notes receivable | (87) |
| Total | $ 12,720 |

**NOTE 7. INVENTORIES**

Inventories are comprised of the following items as of December 31:

| | 2022 | 2021 |
|---|---|---|
| | *(in thousands)* | |
| Raw material | | |
| Cannabis plants | $ 22,243 | $ 30,454 |
| Packaging and supplies | 52,046 | 39,892 |
| Total raw material | 74,289 | 70,346 |
| Work in process | 174,533 | 93,592 |
| Finished goods-unmedicated | 7,563 | 4,824 |
| Finished goods-medicated | 41,430 | 41,181 |
| Total inventories | $ 297,815 | $ 209,943 |

During the years ended December 31, 2022, 2021, and 2020, the Company recorded adjustments to the valuation of inventory of $15.1 million and $1.3 million and zero, respectively, which is recorded to cost of goods sold within the consolidated statements of operations and comprehensive (loss) income.

**NOTE 8. PROPERTY AND EQUIPMENT**

As of December 31, 2022, and 2021, property and equipment consisted of the following:

|  | 2022 | 2021 |
|---|---|---|
|  | *(in thousands)* | |
| Land | $ 38,485 | $ 32,904 |
| Buildings and improvements | 556,932 | 434,762 |
| Furniture and equipment | 277,164 | 140,221 |
| Vehicles | 839 | 959 |
| Total | 873,420 | 608,846 |
| Less: accumulated depreciation | (134,587) | (63,602) |
| Total property and equipment | 738,833 | 545,244 |
| Construction in progress | 58,114 | 234,169 |
| Total property and equipment, net | $ 796,947 | $ 779,413 |

During the years ended December 31, 2022, 2021, and 2020, the Company capitalized interest of $4.7 million, $9.2 million, and $4.8 million, respectively.

During the years ended December 31, 2022, 2021, and 2020, the Company incurred depreciation expense of $76.4 million, $34.8 million, and $21.1 million, respectively.

During the year ended December 31, 2022, the Company recorded an impairment of $1.3 million which is mainly the result of repositioning of assets, which is recorded to impairment and disposal of long-lived assets, net within the consolidated statements of operations and comprehensive (loss) income.

During the year ended December 31, 2022, the Company recorded a loss on disposal of property and equipment of $54.5 million, primarily related to assets located in our Southeast region, which is recorded to impairment and disposal of long-lived assets, net within the consolidated statements of operations and comprehensive (loss) income.

During the year ended December 31, 2022, the Company recorded a gain on sale of property and equipment, net of $0.7 million, which is recorded to impairment and disposal of long-lived assets, net within the consolidated statements of operations and comprehensive (loss) income.

During the year ended December 31, 2022, the Company exited Nevada and recorded a loss on disposal of property and equipment of $0.8 million, which is recorded in loss on discontinued operations within the consolidated statements of operations and comprehensive (loss) income. See *Note 18. Discontinued Operations* for further details.

During the year ended December 31, 2021, the Company recorded a loss on the disposal of property and equipment of $1.8 million consisting of $1.6 million related to leasehold improvements and $0.2 million related to equipment, recorded in general and administrative expenses within the consolidated statements of operations and comprehensive (loss) income. The Company had insignificant disposals of property and equipment during the year ended December 31, 2020.

## NOTE 9. INTANGIBLE ASSETS & GOODWILL

*Intangibles*

The Company's definite-lived intangible assets consisted of the following as of December 31:

| | **2022** | | | **2021** | | |
|---|---|---|---|---|---|---|
| | **Gross Carrying Amount** | **Accumulated Amortization** | **Net Book Value** | **Gross Carrying Amount** | **Accumulated Amortization** | **Net Book Value** |
| | *(in thousands)* | | | *(in thousands)* | | |
| Licenses | $ 1,076,173 | $ 93,567 | $ 982,606 | $ 1,070,056 | $ 24,742 | $ 1,045,314 |
| Trademarks | 27,430 | 12,530 | 14,900 | 27,430 | 2,809 | 24,621 |
| Internal use software | 16,586 | 3,086 | 13,500 | 7,374 | 1,119 | 6,255 |
| Tradenames | 4,862 | 3,506 | 1,356 | 4,862 | 2,168 | 2,694 |
| Customer relationships | 3,536 | 3,252 | 284 | 3,536 | 1,180 | 2,356 |
| Total | $ 1,128,587 | $ 115,941 | $ 1,012,646 | $ 1,113,258 | $ 32,018 | $ 1,081,240 |

Amortization expense for the years ended December 31, 2022, 2021, and 2020 was $83.9 million, $28.9 million, and $3.0 million, respectively.

During the year ended December 31, 2022, the Company exited the Nevada market and recorded a loss on disposal of intangible assets of $34.4 million, which is recorded in loss on discontinued operations in the consolidated statements of operations and comprehensive (loss) income. *See Note 18. Discontinued Operations* for further details.

During the year ended December 31, 2021, the Company impaired intangible assets of $3.6 million in relation to the write off of certain licenses of $3.2 million due to market changes and $0.4 million related to the rebranding of a tradename, which is recorded to loss on impairment of long-lived assets within the consolidated statements of operations and comprehensive (loss) income. The Company had no impairments of intangible assets during the year ended December 31, 2020.

The following table outlines the estimated future annual amortization expense related to intangible assets as of December 31, 2022:

| **Year Ending December 31,** | **Estimated amortization** |
|---|---|
| | *(in thousands)* |
| 2023 | $ 82,055 |
| 2024 | 80,345 |
| 2025 | 77,631 |
| 2026 | 75,602 |
| 2027 | 73,100 |
| Thereafter | 623,913 |
| Total | $ 1,012,646 |

As of December 31, 2022, the weighted average amortization period remaining on our intangible assets was 13.4 years.

*Goodwill*

Goodwill arose from the acquisition of Watkins Cultivation Operations, Harvest Health & Recreations Inc., Anna Holdings, LLC, PurePenn LLC, Pioneer Leasing & Consulting LLC, and Solevo Wellness, see *Note 4. Acquisitions* for further information.

Goodwill consisted of the following:

| | (in thousands) |
|---|---:|
| As of December 31, 2020 | $ 67,176 |
| Measurement period adjustments and revisions of purchase price allocation of Solevo Wellness West Virginia, LLC | (2,638) |
| Measurement period adjustments and revisions of purchase price allocation of PurePenn, LLC | (963) |
| Acquisition of Anna Holdings, LLC | 40,072 |
| Revisions of purchase price allocation of Anna Holdings, LLC | (369) |
| Acquisition of Harvest Health & Recreation, Inc. | 662,080 |
| As of December 31, 2021 | $ 765,358 |
| Acquisition of Watkins Cultivation Operations | 24,542 |
| Measurement period adjustment of Harvest Health and Recreation, Inc. | 1,595 |
| As of December 31, 2022 | $ 791,495 |

## NOTE 10. NOTES PAYABLE

As of December 31, 2022 and 2021, notes payable consisted of the following:

| | December 31, 2022 | December 31, 2021 | Stated Interest Rate | Effective Interest Rate | Maturity Date | Net Book Value of Collateral (7) |
|---|---:|---:|---|---|---|---|
| | (in thousands) | | | | | |
| Promissory notes dated December 21, 2022 (1) | $ 71,500 | $ — | 7.53% (4) | 7.86% | 1/1/2028 | $ 159,140 |
| Promissory note dated December 22, 2022 (2) | 18,900 | — | 7.30% (4) | 7.38% | 12/22/2032 | 9,557 |
| Promissory notes dated October 1, 2021 (3) | 6,095 | 6,156 | 8.14% (4) | 8.29% | 10/1/2027 | 10,567 |
| Promissory note dated December 22, 2022 | 5,500 | — | 10.00% (4) | 10.00% | 12/22/2023 | (5) |
| Promissory notes acquired in Harvest Acquisition in October 2021 | 5,338 | 8,213 | (6) (4) | (6) | (6) | (6) |
| Promissory note of consolidated variable-interest entity dated February 1, 2022 | 1,200 | — | 8.00% (4) | 8.00% | 12/31/2025 | — |
| Promissory notes of consolidated variable-interest entities acquired in Harvest Acquisition in October 2021 | — | 2,231 | (7) | (7) | (7) | (7) |
| Total notes payable | 108,533 | 16,600 | | | | |
| Less: debt discount | (1,833) | (92) | | | | |
| Less: current portion of notes payable | (12,453) | (10,052) | | | | |
| Notes payable (8) | $ 94,247 | $ 6,456 | | | | |

(1) In connection with the closing of these four promissory notes, the Company entered into an interest rate swap to fix the interest rate at 7.53% for the term of the notes. See *Note 23 - Derivative Financial Instruments* for further details. These promissory notes contain customary restrictive covenants pertaining to our management and operations, including, among other things, limitations on the amount of debt that may be incurred and the ability to pledge assets, among other things, as well as financial covenant requirements, that the Company comply with certain indebtedness to consolidated EBITDA (as defined) requirements, fixed charge ratio coverage, and liquidity covenant test. The covenants commence on June 30, 2023 and are measured semi-annually, except for certain covenants which were measured starting as of December 31, 2022.

(2) The promissory note contains customary restrictive covenants pertaining to our operations, including, among other things, limitations on the amount of debt and subsidiary debt that may be incurred and the ability to pledge assets, as well as financial covenant requirements, among other things, that the Company comply with certain indebtedness to consolidated EBITDA (as defined) requirements, covenant to liquidity and debt principal test, and a global debt service coverage ratio. The covenants commence on December 31, 2022 and December 31, 2023 and are measured annually.

(3) On November 15, 2022, the Company closed on the refinancing of our promissory notes dated October 1, 2021 to extend the maturity date by five years and fix the interest rate at 8.14%.

(4) Interest payments are due monthly.

(5) Promissory note is secured by the acquired membership interest in Formula 420 Cannabis LLC. See *Note 4 - Acquisitions.*

(6)   Seven promissory notes were acquired with the Harvest Acquisition during the year ending December 31, 2021. Interest rates range from 0.00% to 5.50%, with a weighted average interest rate of 4.17% as of December 31, 2022. Maturity dates range from January 2023 to April 2026. Of the seven acquired promissory notes four of the notes are secured by various assets that approximate the value of the underlying notes of $2.5 million and three of the notes, a total fair value of approximately $2.8 million are unsecured as of December 31, 2022.

(7)   Two promissory notes of consolidated variable interest entities were acquired with the Harvest Acquisition. Interest rates ranged from 5.25% to 8.25%. Maturity dates ranged from December 2022 to December 2025. In the first quarter of 2022, these notes were repaid in full.

(8)   In addition to the notes payable listed in the above table, the Company entered into a letter of credit in October 2022 for up to $1.5 million, for which there have been no draws as of December 31, 2022. The letter of credit is payable on demand, has an interest rate of 6.25%, and must be drawn on by October 2023 or will expire.

During the years ended December 31, 2022, 2021, and 2020, the Company incurred interest expense of $1.0 million, $1.9 million, and $0.7 million, respectively, which is included within interest expense in the consolidated statements of operations and comprehensive (loss) income. This includes accretion expense of $0.1 million, $0.1 million, and zero, for the years ended December 31, 2022, 2021, and 2020.

The Company's notes payable described above are subordinated to the private placement notes. See *Note 11 - Private Placement Notes* for further details.

As of December 31, 2022, stated maturities of notes payables are as follows:

| Year Ending December 31, | | (in thousands) |
|---|---|---|
| 2023 | $ | 12,453 |
| 2024 | | 3,235 |
| 2025 | | 4,016 |
| 2026 | | 3,030 |
| 2027 | | 69,398 |
| Thereafter | | 16,401 |
| Total | $ | 108,533 |

## NOTE 11. PRIVATE PLACEMENT NOTES

June and November Notes

In 2019, the Company completed two private placement arrangements (the "June Notes" and the "November Notes"), each comprised of 5-year senior secured promissory notes with a face value of $70.0 million and $60.0 million, respectively. The purchasers of the June Notes received warrants to purchase 1,470,000 Subordinate Voting Shares at a price of $13.47 ("June Warrants") and the purchasers of the November Notes received warrants to purchase 1,560,000 Subordinate Voting Shares at a price of $980 per Unit, with each unit consisting of one Note issued in Denominations of $1,000 and 26 warrants ("November Warrants"), which can be exercised for approximately three years after closing (collectively the "Public Warrants").

The fair value of the June Notes was determined to be $63.9 million using an effective interest rate of 13.32%, which the Company estimates would have been the coupon rate required to issue the notes had the financing not included the June Warrants. The fair value of the November Notes was determined to be $54.5 million using an effective interest rate of 13.43%, which the Company estimates would have been the coupon rate required to issue the notes had the financing not included the November Warrants. The assumptions used in the Black-Scholes option pricing model for the June and November Warrants are as follows:

| | June Warrants | November Warrants |
|---|---|---|
| Fair value of warrant at grant date | $4.7million | $4.4million |
| Stock price at grant date (C$) | $14.48 | $14.29 |
| Exercise price at grant date (C$) | $17.25 | $17.25 |
| Expected life in years | 3.00 | 2.60 |
| Expected volatility | 49.96% | 48.57% |
| Expected annual rate of dividends | 0% | 0% |
| Risk free annual interest rate | 1.92% | 1.92% |
| Exchange Rate (C$ to $USD) | $1.34 | $1.32 |

Due to the Canadian denominated exercise price, the June Warrants and November Warrants did not qualify to initially be classified within equity and were therefore classified as derivative liabilities at fair value with changes in fair value charged or credited to earnings within the consolidated statements of operations and comprehensive (loss) income prior to December 10, 2020.

On December 10, 2020, the Company entered into a Supplemental Warrant Indenture with Odyssey Trust Company pursuant to which it amended the terms of the June Warrants and November Warrants to convert the exercise price of the Public Warrants to $13.47 per share, the U.S. dollar equivalent of the Canadian dollar exercise price of the Public Warrants of C$17.25 at the date of closing. As of December 10, 2020, the June Warrants converted to equity as per ASC 815-40, at a fair value of $25.5 million and the November Warrants converted at a fair value of $27.1 million.

2026 Notes

On October 6, 2021, the Company closed its private placement of 8% Senior Secured Notes (the "2026 Notes - Tranche One") for aggregate gross proceeds of $350.0 million and net proceeds of $342.6 million. The Company used a portion of the net proceeds to repay certain outstanding indebtedness of Harvest and used the remaining net proceeds for capital expenditures and other general corporate purposes. On January 28, 2022, the Company closed on a second tranche private placement of 8% Senior Secured Notes (the "2026 Notes - Tranche Two") for aggregate gross proceeds of $76.9 million and net proceeds of $75.6 million. The Company used the net proceeds for capital expenditures and other general corporate purposes. The notes may be redeemed in whole or in part, at the Company's option, at any time, on or after October 6, 2023, at the applicable redemption price. These notes are collectively referred to as the "2026 Notes".

As of December 31, 2022 and 2021, private placement notes payable consisted of the following:

| | December 31, 2022 | | December 31, 2021 | Stated Interest Rate | Effective Interest Rate | Maturity Date |
|---|---|---|---|---|---|---|
| | *(in thousands)* | | | | | |
| 2026 Notes - Tranche One | $ | 350,000 | $ | 350,000 | 8.00% | 8.52% | 10/6/2026 |
| 2026 Notes - Tranche Two | | 75,000 | | — | 8.00% | 8.43% | 10/6/2026 |
| June Notes | | 70,000 | | 70,000 | 9.75% | 13.32% | 6/11/2024 |
| November Notes | | 60,000 | | 60,000 | 9.75% | 13.43% | 6/11/2024 |
| Total private placement notes | | 555,000 | | 480,000 | | | |
| Less: Unamortized debt discount and issuance costs | | (13,336) | | (17,071) | | | |
| Private placement notes, net | $ | 541,664 | $ | 462,929 | | | |

The private placement notes contain customary restrictive covenants pertaining to our management and operations, including, among other things, limitations on the amount of debt that may be incurred and the ability to pledge assets, as well as financial covenant requirements, that the Company comply with certain indebtedness to consolidated EBITDA (as defined) requirements and a fixed charge ratio coverage, measured from time to time when certain conditions are met.

During the years ended December 31, 2022, 2021, and 2020, the Company incurred interest expense of $52.0 million, $22.2 million, and $15.5 million, respectively, which is included within interest expense in the consolidated statements of operations and comprehensive (loss) income related to the private placement notes. This includes accretion expense on the private placement notes of $5.2 million, $3.5 million, and $2.8 million, respectively, for the years ended December 31, 2022, 2021, and 2020.

Scheduled annual maturities of the principal portion of private placement notes outstanding as of December 31, 2022, are as follows:

| Year Ending December 31, | *(in thousands)* |
|---|---|
| 2023 | $ — |
| 2024 | 130,000 |
| 2025 | — |
| 2026 | 425,000 |
| 2027 | — |
| Thereafter | — |
| Total private placement notes | $ 555,000 |

**NOTE 12. LEASES**

The Company leases real estate used for dispensaries, cultivation and production facilities, and corporate offices. Lease terms for real estate generally range from five to ten years. Most leases include options to renew for varying terms at the Company's sole discretion. Other leased assets include passenger vehicles, trucks, and equipment. Lease terms for these assets generally range from three to five years. Lease right-of-use assets and liabilities are recognized based on the present value of future minimum lease payments over the lease term at commencement date.

Leases with an initial term of 12 months or less are not recorded on the balance sheet. Lease agreements for some locations provide for rent escalations and renewal options. Certain real estate leases require payment for taxes, insurance and maintenance which are considered non-lease components. The Company accounts for real estate leases and the related fixed non-lease components together as a single component.

The Company recorded a loss on disposal of right of use assets of $17.8 million for the year ended December 31, 2022, which is the result of repositioning away from margin dilutive assets, which is recorded to impairment and disposal of long-lived assets, net within the consolidated statements of operations and comprehensive (loss) income.

During the year ended December 31, 2022 and 2021, the Company terminated approximately $19.0 million and $1.0 million in leases, respectively. Terminations were primarily associated with repositioning away from margin dilutive assets through the closure of certain dispensaries and redundant cultivation facilities. During the year ended December 31, 2022, the Company recorded a net gain on lease terminations of $6.1 million, which is recorded to impairment and disposal of long-lived assets, net within the consolidated statements of operations and comprehensive (loss) income.

During the year ended December 31, 2022, the Company exited Nevada and recorded a loss on disposal of operating right of use assets of $14.0 million, which is recorded in loss on discontinued operations within the consolidated statements of operations and comprehensive (loss) income. See *Note 18. Discontinued Operations* for further details.

The following table provides the components of lease cost recognized within the consolidated statements of operations and comprehensive (loss) income for the year ended December 31:

| | **Statement of operations and comprehensive (loss) income location** | **2022** | **2021** | **2020** |
|---|---|---|---|---|
| | | *(in thousands)* | | |
| Operating lease cost | Cost of goods sold, sales and marketing, general and administrative | $ 20,942 | $ 11,083 | $ 5,700 |
| Finance lease cost: | | | | |
| Amortization of lease assets | Cost of goods sold, sales and marketing, general and administrative | 11,525 | 7,866 | 4,956 |
| Interest on lease liabilities | Interest expense | 7,017 | 4,574 | 2,133 |
| Finance lease cost | | 18,542 | 12,440 | 7,089 |
| Variable lease cost | Cost of goods sold, sales and marketing, general and administrative | 7,980 | 6,041 | 222 |
| Short term lease expense | Cost of goods sold, sales and marketing, general and administrative | 751 | 334 | — |
| Total lease cost | | $ 48,215 | $ 29,898 | $ 13,011 |

During the years ended December 31, 2022, 2021, and 2020, the Company earned a nominal amount of sublease income which is recorded in other income, net within the consolidated statements of operations and comprehensive (loss) income.

Other information related to operating and finance leases is as follows:

| | 2022 | 2021 |
|---|---|---|
| | *(in thousands)* | |
| Cash paid for amounts included in the measurement of lease liabilities: | | |
| Operating cash flows from operating leases | $ 21,565 | $ 3,804 |
| Operating cash flows from finance leases | $ 7,010 | $ 4,574 |
| Financing cash flows from finance leases | $ 7,361 | $ 4,434 |
| ASC 842 lease additions and modifications | | |
| Operating leases | $ 19,920 | $ 88,440 |
| Finance leases | $ 25,969 | $ 37,821 |
| Weighted average discount rate: | | |
| Operating leases | 9.28% | 9.52% |
| Finance leases | 8.65% | 8.68% |
| Weighted average remaining lease term (in years): | | |
| Operating leases | 8.33 | 9.17 |
| Finance leases | 7.83 | 8.16 |

Future lease payments under non-cancellable leases as of December 31, 2022, are as follows:

| Year Ending December 31, | Operating leases | Finance leases |
|---|---|---|
| | *(in thousands)* | |
| 2023 | $ 20,291 | $ 15,629 |
| 2024 | 20,002 | 15,239 |
| 2025 | 19,824 | 14,680 |
| 2026 | 19,229 | 13,599 |
| 2027 | 18,780 | 12,677 |
| Thereafter | 67,073 | 48,076 |
| Total undiscounted lease liabilities | 165,199 | 119,900 |
| Less: Interest | (52,363) | (35,335) |
| Total present value of minimum lease payments | 112,836 | 84,565 |
| Lease liabilities- current portion | 10,448 | 8,727 |
| Lease liabilities | $ 102,388 | $ 75,838 |

Lease Guarantees

In accordance with ASC 460, Guarantees, the Company has determined that it meets the guarantor requirements under certain contractual agreements.

During the year ended December 31, 2022, the Company terminated a cultivation lease resulting in the Company being relieved of its primary obligation under this lease. As a result of the lease termination, a new tenant executed a new lease for the same property with the Company becoming secondarily liable. Nonperformance by the new tenant results in the Company becoming obligated to fulfill the lease conditions. The new lease has a term of approximately 15 years from December 31, 2022 with the Company serving as guarantor for an approximate term of 11 years. If the new tenant defaults on the lease obligations the Company becomes responsible for payment. The resulting maximum exposure includes $12.3 million of undiscounted future minimum lease payments plus potential additional payments to satisfy maintenance, taxes, and insurance requirements under the remaining 11 years the Company is guarantor.

**NOTE 13. CONSTRUCTION FINANCE LIABILITIES**

When the Company enters into sale-leaseback transactions, it assesses whether a contract exists and whether there is a performance obligation to transfer control of the asset when determining whether the transfer of an asset shall be accounted for as a sale of the asset. If control is not transferred based on the nature of the transaction, and therefore does not meet the requirements for a sale under the failed-sale-leaseback accounting model, the Company is deemed to own this real estate and reflects these properties on our consolidated balance sheets in property and equipment, net and depreciates them over the assets' useful lives. The liabilities associated with these leases are recorded to construction finance liabilities - current portion and construction finance liabilities on the consolidated balance sheets. During the years ended December 31, 2022, 2021, and 2020, the Company recorded interest expense of $21.6 million, $14.1 million, and $5.0 million, respectively, related to construction finance liabilities, which is included within interest expense in the consolidated statements of operations and comprehensive (loss) income.

*Holyoke*

In July 2019, the Company sold property it had recently acquired in Massachusetts for $3.5 million, which was the cost to the Company. In connection with the sale of this location, the Company agreed to lease the location back for cultivation. The transaction was determined to be a failed sale-leaseback financing arrangement.

Included in the agreement, the Company completed the tenant improvements related to the property, for which the landlord provided a tenant improvement allowance ("TI Allowance") of $40.0 million. As of December 31, 2021, the entire TI Allowance had been provided. The initial term of the agreement is ten years, with two five-year options to renew. The initial payments are equal to 11% of the sum of the purchase price for the property and increase as draws are made on the TI Allowance. In addition, a 3% increase in payments will be applied annually after the first year. As of December 31, 2022 and 2021, the total construction finance liability associated with this transaction is $45.2 million and $44.6 million, respectively.

*Ben Bostic*

In October 2019, the Company sold property in Florida in exchange for cash of $17.0 million. Concurrent with the closing of the purchase, the buyer entered into a lease agreement with the Company for continued operation as a licensed medical cannabis cultivation facility. Control was never transferred to the buyer-lessor because the transaction was determined to be a finance lease and did not meet the requirements of a sale. The transaction was treated as a failed sale-leaseback financing arrangement.

The initial term of the agreement is ten years, with two five-year options to renew. The initial annualized payments are equal to 11% of the purchase price for the property. A 3% increase in payments will be applied annually after the first year. As of December 31, 2022 and 2021, the total construction finance liability associated with this transaction is $17.7 million and $17.4 million, respectively.

*McKeesport*

In October 2019, prior to acquisition by the Company, PurePenn, LLC ("PurePenn") sold their cannabis cultivation facility in Pennsylvania for $5.0 million. Simultaneously with the closing of the sale, PurePenn agreed to lease the cultivation facility back. The transaction was determined to be a failed sale-leaseback financing arrangement.

The initial term of the lease is 15 years, with two five-year options to renew. The landlord has agreed to provide a TI Allowance of $21.0 million as an additional component of base rent. Payments are made based on one twelfth (1/12) of the TI Allowance dispersed with 12.75% due for the first $5.0 million, 13.25% for $5.0 million to $15.0 million and 13.50% for $15.0 to $21.0 million. In 2021, the Company entered into an amendment with the landlord to increase the TI Allowance by an additional $15.5 million for a total of $36.5 million at a rate of 10.75% on the additional allowance in excess of $21.0 million. As of December 31, 2022 and 2021, $36.5 million and $29.5 million of the TI Allowance has been provided, respectively. As of December 31, 2022 and 2021, the total construction finance liability associated with this transaction is $41.8 million and $34.6 million, respectively.

*Alachua*

In October 2021, in connection with the acquisition of Harvest, the Company acquired a transaction in which Harvest sold a licensed cultivation and processing facility and simultaneously with the closing of the sale, agreed to lease the facility back. The transaction was determined to be a failed sale-leaseback financing arrangement.

The lease originated in January 2021 and has an initial term of 20 years, with two five-year options to renew. The landlord has agreed to provide a TI Allowance of $17.85 million as an additional component of base rent. As of December 31, 2022 and 2021 $17.9 million and $15.3 million of the TI allowance has been provided, respectively. As of December 31, 2022 and 2021, the total construction finance liability associated with this transaction is $59.2 million and $58.9 million, respectively.

During the year ending December 31, 2022, the Company committed to a plan to cease using this facility and as a result recorded a loss on disposal of property and equipment of $42.4 million in impairment and disposal of long-lived assets, net within the consolidated statements of operations and comprehensive (loss) income.

*Hancock*

In October 2021, in connection with the acquisition of Harvest, the Company acquired a transaction in which Harvest sold a licensed cultivation and processing facility and simultaneously with the closing of the sale, agreed to lease the facility back. The transaction was determined to be a failed sale-leaseback financing arrangement.

The lease originated in August 2021 and has an initial term of ten years with two options to extend the term, the first providing a ten-year renewal option and the second providing a five-year renewal option. The landlord has agreed to provide a TI Allowance of $12.9 million as an additional component of base rent. As of December 31, 2022 and 2021, $12.3 million and $5.7 million of the TI Allowance has been provided, respectively. As of December 31, 2022 and 2021, the total construction finance liability associated with this transaction is $19.7 million and $20.7 million, respectively.

Future minimum lease payments for the construction finance liabilities as of December 31, 2022, are as follows:

| Year Ending December 31, | *(in thousands)* |
|---|---:|
| 2023 | $ 23,406 |
| 2024 | 23,736 |
| 2025 | 24,175 |
| 2026 | 24,593 |
| 2027 | 25,013 |
| Thereafter | 403,934 |
| Total future payments | 524,857 |
| Less: Interest | (341,307) |
| Total present value of minimum payments | 183,550 |
| Construction finance liabilities - current portion | 1,189 |
| Construction finance liabilities | $ 182,361 |

## NOTE 14. SHARE CAPITAL

The authorized share capital of the Company is comprised of the following:

*(i) Unlimited number of Subordinate Voting Shares*

Holders of the Subordinate Voting Shares are entitled to notice of and to attend any meeting of the shareholders of the Company, except a meeting of which only holders of another particular class or series of shares of the Company shall have the right to vote. At each such meeting holders of Subordinate Voting Shares shall be entitled to one vote in respect of each Subordinate Voting Share held. Holders of Subordinate Voting Shares are entitled to receive as and when declared by the directors, dividends in cash or property of the Company. No dividend will be declared or paid on the Subordinate Voting Shares unless the Company simultaneously declares or pays, as applicable, equivalent dividends (on an as-converted to Subordinate Voting Share basis) on the Multiple Voting Shares and Super Voting Shares.

*(ii) Unlimited number of Multiple Voting Shares*

Holders of Multiple Voting shares are entitled to notice of and to attend any meetings of the shareholders of the Company, except a meeting of which only holders of another particular class or series of shares of the Company have the right to vote. At each such meeting, holders of Multiple Voting Shares are entitled to one vote in respect of each Subordinate Voting Share into which such Multiple Voting Share could ultimately then be converted (initially, 100 votes per Multiple Voting Share). The initial "Conversation Ratio" for Multiple Voting Shares is 100 Subordinate Voting shares for each Multiple Voting Share, subject to adjustment in certain event. Holders of Multiple Voting Shares have the right to receive dividends, out of any cash or other assets legally available therefor, pari passu (on an as converted basis, assuming conversion of all Multiple Voting Shares into Subordinate Voting Shares at the Conversion Ratio) as to dividends and any declaration or payment of any dividend on the Subordinate Voting Shares.

No dividend may be declared or paid on the Multiple Voting Shares unless the Company simultaneously declares or pays, as applicable, equivalent dividends (on an as-converted to Subordinate Voting Share basis) on the Subordinate Voting Shares and Super Voting Shares.

*(iii) Unlimited number of Super Voting Shares*

Holders of Super Voting Shares are entitled to notice of and to attend at any meeting of the shareholders of the Company, except a meeting of which only holders of another particular class or series of shares of the Company shall have the right to vote. At each such meeting, holders of Super Voting Shares are entitled to two votes in respect of each Subordinate Voting Share into which such Super Voting Share could ultimately then be converted (initially, 200 votes per Super Voting Share). Holders of Super Voting Shares have the right to receive dividends, out of any cash or other assets legally available therefor, pari passu (on an as converted to Subordinated Voting Share basis) as to dividends and any declaration or payment of any dividend on the Subordinate Voting Shares. No dividend is to be declared or paid on the Super Voting Shares unless the Company simultaneously declares or pays, as applicable, equivalent dividends (on an as-converted to Subordinate Voting Share basis) on the Subordinate Voting Shares and Multiple Voting Shares. The initial "Conversion Ratio" for the Super Voting Shares is one Multiple Voting Share for each Super Voting Share, subject to adjustment in certain events. There were no Super Voting Shares outstanding as of December 31, 2022 or 2021.

**Warrants**

*Liability warrants*

| | Number of warrants | Weighted average exercise price ($CAD) | Weighted average remaining contractual life (Yrs) |
|---|---|---|---|
| Outstanding and exercisable as of December 31, 2021 | 1,679 | $ 1,125 | 1.31 |
| Granted | — | — | — |
| Exercised | — | — | — |
| Outstanding and exercisable as of December 31, 2022 | 1,679 | $ 1,125 | 0.31 |

In October 2021 the Company acquired 1,679 warrants in connection with the acquisition of Harvest. See *Note 4. Acquisitions* for further details. Each acquired warrant is exercisable into one Multiple Voting Share. Changes in fair value are recognized as a component of other (expense) income within the consolidated statements of operations and comprehensive (loss) income as change in fair value of derivative liabilities - warrants.

The fair value of the Harvest Liability Warrants is determined using the Black-Scholes options pricing model. The following table summarizes the significant assumptions used in determining the fair value of the warrant liability:

| | December 31, 2022 | December 31, 2021 |
|---|---|---|
| Stock price | $10.26 | $32.91 |
| Exchange rate | $0.738 | $0.789 |
| Remaining life | 0.31 | 1.31 |
| Annualized volatility | 104.07% | 49.57% |
| Discount rate | 4.42% | 0.56% |
| Exercise price ($C) | $11.25 | $11.25 |

*Equity warrants*

In connection with the Harvest acquisition, the Company acquired certain equity classified warrants ("equity warrants"). The warrants range in exercise price from $23.76 to $145.24 and expire at various dates from June 2022 through December 2025. The warrants are exercisable into one Subordinate Voting Share. As of December 31, 2022 and 2021, there were 9,496 and 1,009,416 acquired equity warrants outstanding, respectively. Each acquired equity warrant is exercisable into one Subordinate Voting Share.

As of December 31, 2022, 2021, and 2020, there were zero, 2,460,367, and 3,029,900 Public Warrants outstanding, respectively. See *Note 11. Private Placement Notes* for further details on warrants issued in connection with private placement debt in 2019.

*April Offering*

On April 12, 2021, the Company concluded the underwritten offer and sale of 5,750,000 Subordinate Voting Shares in the United States and Canada at a public offering price of $39.63. After paying the underwriters a commission of approximately $9.1 million, fees of $0.2 million, and issuance costs of $1.2 million, the Company received aggregate consideration of approximately $217.9 million.

**NOTE 15. SHARE BASED COMPENSATION**

*Equity Incentive Plans*

The Company's 2021 Omnibus Incentive Plan (the "2021 Plan") was adopted at the annual meeting of shareholders. The 2021 Plan reserves 4,000,000 Subordinate Voting Shares for issuance thereunder and replaced the Schyan Exploration Inc. Stock Option Plan (the "Prior Plan"). Awards previously granted under the Prior Plan, including equity awards granted in the first quarter of 2021 for performance in 2020, remain subject to the terms of the Prior Plan. No further grants of awards shall be made under the Prior Plan. The Prior Plan is administered by the Board of Directors of the Company and the 2021 Plan is administered by the Compensation Committee of the Board of Directors.

*Options*

On January 4, 2022 and February 24, 2022, under the 2021 Plan, the Board awarded options to purchase shares to board members, directors, officers, and key employees of the Company. The options granted vest immediately for board members and all other options granted vest over a two-to three-year period.

On October 26, 2021, under the 2021 Plan, the Board awarded options to purchase shares to select employees and certain Board members of the Company. The options generally vest over a one-to two-year period.

On October 1, 2021, the Company acquired Harvest which included consideration in the form of 1,266,641 stock options (as converted) that had been issued before the acquisition date to employees and non-employees of Harvest. See *Note 4. Acquisitions* for further details. The post-combination options generally vest over a one-to three-year period.

On September 29, 2021, under the 2021 Plan, the Board awarded options to purchase shares to officers and other select employees of the Company. The September 29, 2021, options vest over a three-year period.

On January 4, 2021, under the Prior Plan, the Board awarded options to purchase shares to directors, officers, and key employees of the Company. The January 4, 2021, options generally vest over a two-to three-year period.

In determining the amount of share-based compensation related to options issued during the periods ending December 31, 2022 and 2021, the Company used the Black-Scholes pricing model to establish the fair value of the options granted with the following assumptions:

|  | Year Ended<br>December 31, 2022 | Year Ended<br>December 31, 2021 |
| --- | --- | --- |
| Fair value at grant date | $8.39-$11.01 | $1.44-$14.13 |
| Stock price at grant date | $21.48-$25.41 | $25.80-$33.42 |
| Exercise price at grant date | $21.48-$25.41 | $9.93-$78.76 |
| Expected life in years | 3.50 - 4.46 | 3.2 - 6.2 |
| Expected volatility | 51.81% - 52.87% | 49.64% - 56.04% |
| Expected annual rate of dividends | 0% | 0% |
| Risk free annual interest rate | 1.20% - 1.79% | 0.16% - 1.15% |

The expected volatility was estimated by using the historical volatility of the Company. In cases where there is insufficient trading history, the expected volatility is estimated using the historical volatility of other companies that the Company considers comparable that have trading and volatility history prior to the Company becoming public. The expected life in years represents the period of time that options granted are expected to be outstanding and is computed using the simplified method as the Company has insufficient historical information regarding its stock options to provide a basis for an estimate. The risk-free rate was based on the United States bond yield rate at the time of grant of the award. The expected annual rate of dividends is based on the fact that the Company has never paid cash dividends and does not expect to pay any cash dividends in the foreseeable future. The Company has elected to account for forfeitures as they occur.

The Company recorded share-based compensation for stock options as follows for the year ended December 31:

| Statement of operations and comprehensive (loss) income location | 2022 | 2021 |
|---|---|---|
| | *(in thousands)* | |
| Cost of goods sold | $ 172 | $ 662 |
| General and administrative | 8,157 | 5,722 |
| Sales and marketing | 243 | 1,089 |
| Total share-based compensation expense | $ 8,572 | $ 7,473 |

The number and weighted-average exercise prices and remaining contractual life of options as of December 31, 2022 and December 31, 2021, were as follows:

| | Number of options | Weighted average exercise price | Weighted average remaining contractual life (Yrs.) | Aggregate intrinsic value |
|---|---|---|---|---|
| Outstanding, January 1, 2022 | 2,973,895 | $ 27.61 | 6.26 | |
| Granted | 864,051 | 21.56 | | |
| Exercised | (161,811) | 11.27 | | |
| Forfeited | (498,320) | 32.95 | | |
| Outstanding, December 31, 2022 | 3,177,815 | $ 25.96 | 5.41 | $ — |
| Exercisable, December 31, 2022 | 2,326,531 | $ 26.05 | 4.27 | $ — |

| | Number of options | Weighted average exercise price | Weighted average remaining contractual life (Yrs.) | Aggregate intrinsic value |
|---|---|---|---|---|
| Outstanding, January 1, 2021 | 1,129,779 | $ 11.72 | | |
| Granted | 2,168,528 | 36.86 | | |
| Exercised | (118,692) | 12.46 | | |
| Forfeited | (205,720) | 46.64 | | |
| Outstanding, December 31, 2021 | 2,973,895 | $ 27.61 | 6.26 | $ — |
| Exercisable, December 31, 2021 | 1,503,051 | $ 17.27 | 3.77 | $ 8.94 |

As of December 31, 2022, there was approximately $4.4 million of unrecognized compensation cost related to unvested stock option arrangements which is expected to be recognized over a weighted average service period of 0.80 years.

*Restricted Stock Units*

Restricted stock units ("RSUs") represent a right to receive a single Subordinate Voting Share that is both non-transferable and forfeitable unless and until certain conditions are satisfied. RSUs generally vest ratably over a two-to-three-year period subject to continued employment through each anniversary. The fair value of RSUs is determined on the grant date and is amortized over the vesting period on a straight-line basis.

On January 4, February 24, and March 31, 2022, the Board awarded RSUs to board members, directors, officers, and key employees of the Company. The RSUs vest immediately for board members and all other RSUs granted vest over a two-year period.

On September 15, 2021, the Board awarded RSUs to two officers of the Company as replacement awards for cancelled warrants, which vested immediately. The previously held 3,572,514 warrants were cancelled on September 15, 2021 with the RSUs granted on September 15, 2021 as a replacement of the previously held warrants. The two officers were awarded a total premium of $3.1 million, allocated between the two officers, to incentivize the cancellation and replacement, which was recorded to general and administrative expenses within the consolidated statements of operations and comprehensive (loss) income.

On September 29, 2021, under the 2021 Plan, the Board awarded RSUs to officers and other select employees of the Company, which vest over a two-to three-year period.

The following is a summary of RSU activity:

| | Number of restricted stock units | Weighted average grant price |
|---|---|---|
| Unvested balance as of January 1, 2021 | — | $ — |
| Granted | 3,255,424 | 25.45 |
| Vested | (2,920,336) | 25.29 |
| Forfeited | (2,660) | 26.88 |
| Unvested balance as of December 31, 2021 | 332,428 | 26.86 |
| Granted | 821,800 | 21.51 |
| Vested | (163,605) | 22.85 |
| Forfeited | (269,916) | 23.24 |
| Unvested balance as of December 31, 2022 | 720,707 | $ 22.36 |

The Company recorded share-based compensation for RSUs as follows for the year ended December 31:

| Statement of operations and comprehensive (loss) income location | 2022 | 2021 |
|---|---|---|
| | *(in thousands)* | |
| Cost of goods sold | $ 900 | $ 306 |
| General and administrative | 8,190 | 1,239 |
| Sales and marketing | 462 | 236 |
| Total Share based compensation expense | $ 9,552 | $ 1,781 |

As of December 31, 2022, there was approximately $9.4 million of total unrecognized compensation cost related to unvested restricted stock units, which is expected to be recognized over a weighted-average service period of 0.83 years.

*Warrants*

During the year ended December 31, 2018, the Company issued 8,784,872 warrants to certain employees and directors of the Company for past services provided. The warrants had no vesting conditions and are exercisable at any time for three years after the issuance, subject to certain lock-up provisions: (i) the warrants may not be exercised for 18 months following the Issue Date; (ii) 50% of the warrants may be exercised between months 19-24 following the Issue Date; and (iii) the remaining 50% of the warrants may be exercised at any time thereafter until expiration. The warrants were exchangeable into Subordinate Voting Shares. For the years ended December 31, 2022, 2021, and 2020 no warrants related to employee compensation were issued.

The following table summarizes the activity related to warrants issued and outstanding to certain employees and directors of the Company for the period ending December 31, 2021. There were no outstanding warrants as of December 31, 2022.

| | Number of warrants | Weighted average exercise price ($CAD) | Weighted average remaining contractual life (Yrs) |
|---|---|---|---|
| Outstanding, January 1, 2020 | 6,061,561 | 6.00 | 0.72 |
| Granted | — | | |
| Exercised | (2,075,990) | | |
| Exchanged in cashless exercise | (413,057) | | |
| Cancelled | (3,572,514) | | |
| Outstanding, December 31, 2021 | — | — | — |

## NOTE 16. EARNINGS PER SHARE

The following is a reconciliation for the calculation of basic and diluted earnings per share:

| | | Year Ended December 31, | | | | |
|---|---|---|---|---|---|---|
| | | **2022** | | **2021** | | **2020** |
| **Numerator** | | *(in thousands, except share and per share data)* | | | | |
| Net (loss) income from continuing operations | $ | (205,165) | $ | 19,384 | $ | 62,998 |
| Less: Net loss and comprehensive loss attributable to non-controlling interest | | (6,663) | | (587) | | — |
| Net (loss) income from continuing operations available to common shareholders of Trulieve Cannabis Corp. | $ | (198,502) | $ | 19,971 | $ | 62,998 |
| Net loss from discontinued operations | | (47,562) | | (1,939) | | — |
| Net (loss) income and comprehensive (loss) income attributable to common shareholders of Trulieve Cannabis Corp. | $ | (246,064) | $ | 18,032 | $ | 62,998 |
| **Denominator** | | | | | | |
| Weighted average number of common shares outstanding | | 187,995,317 | | 139,366,940 | | 113,572,379 |
| Dilutive effect of securities outstanding | | — | | 7,390,346 | | 4,753,345 |
| Diluted weighted average number of common shares outstanding | | 187,995,317 | | 146,757,286 | | 118,325,724 |
| **Loss per Share - Continuing operations** | | | | | | |
| Basic loss per share | $ | (1.06) | $ | 0.14 | $ | 0.55 |
| Diluted loss per share | $ | (1.06) | $ | 0.14 | $ | 0.53 |
| **Loss per Share - Discontinued operations** | | | | | | |
| Basic and diluted loss per share | $ | (0.25) | $ | (0.01) | $ | — |

Shares which have been excluded from diluted per share amounts because their effect would have been anti-dilutive are as follows:

| | Year Ended December 31, | | |
|---|---|---|---|
| | **2022** | **2021** | **2020** |
| Stock options | 3,177,815 | 1,694,424 | — |
| Restricted share units | 720,707 | — | — |
| Warrants | 177,391 | 409,811 | 544,998 |

As of December 31, 2022, there were approximately 186.0 million issued and outstanding shares which excludes approximately 2.9 million fully vested RSUs which are not contractually issuable until 2024.

## NOTE 17. INCOME TAXES

The Company is treated as a United States corporation for U.S. federal income tax purposes under IRC Section 7874 and is subject to U.S. federal income tax on its worldwide income. However, for Canadian tax purposes, the Company, regardless of any application of IRC Section 7874, is treated as a Canadian resident company (as defined in the Income Tax Act (Canada) (the "ITA") for Canadian income tax purposes. As a result, the Corporation is subject to taxation both in Canada and the United States.

The components of the income tax provision include the following for the year ended December 31:

|  | | 2022 | | 2021 | | 2020 |
|---|---|---|---|---|---|---|
|  | | *(in thousands)* | | | | |
| Current: | | | | | | |
| Federal | $ | 141,968 | $ | 142,010 | $ | 82,238 |
| State | | 38,018 | | 29,873 | | 17,100 |
| Foreign | | — | | — | | — |
| Total current tax expense | $ | 179,986 | $ | 171,883 | $ | 99,338 |
| Deferred: | | | | | | |
| Federal | $ | (19,152) | $ | (21,033) | $ | (3,694) |
| State | | 800 | | (4,343) | | (1,193) |
| Foreign | | (48,508) | | — | | — |
| Total deferred tax expense | $ | (66,860) | $ | (25,376) | $ | (4,887) |
| Change in valuation allowance | | 48,694 | | 196 | | — |
| Total income tax expense | $ | 161,820 | $ | 146,703 | $ | 94,451 |

A reconciliation of the Federal statutory income tax rate percentage to the effective tax rate is as follows for the year ended December 31:

|  | | 2022 | | 2021 | | 2020 |
|---|---|---|---|---|---|---|
|  | | *(in thousands)* | | | | |
| (Loss) income before income taxes | $ | (43,345) | $ | 166,087 | $ | 157,449 |
| Federal statutory rate | | 21.0% | | 21.0% | | 21.0% |
| Theoretical tax (benefit) expense | $ | (9,102) | $ | 34,878 | $ | 33,064 |
|  | | | | | | |
| Effects of tax rates in foreign jurisdictions | $ | (57,272) | $ | — | $ | — |
| State taxes | | 38,819 | | 25,530 | | 12,407 |
| Uncertain tax position, inclusive of interest and penalties | | (5,049) | | 571 | | — |
| Change in valuation allowance | | 48,694 | | — | | — |
| Other | | (4,781) | | (156) | | (1,666) |
| Tax effect of non-deductible expenses: | | | | | | |
| IRC Section 280E disallowance | | 137,413 | | 85,615 | | 50,646 |
| Stock compensation | | 4,497 | | 95 | | — |
| Political contributions | | 4,318 | | 170 | | — |
| Non-recurring Expenses | | 4,283 | | — | | — |
| Total non-deductible expenses | $ | 150,511 | $ | 85,880 | $ | 50,646 |
| Total income tax expense | $ | 161,820 | $ | 146,703 | $ | 94,451 |

Deferred income taxes consist of the following as of December 31:

|  | 2022 | 2021 | 2020 |
|---|---|---|---|
|  | *(in thousands)* | | |
| Deferred tax assets: | | | |
| Lease liabilities | $ 3,094 | $ 7,015 | $ 1,219 |
| Finance liabilities | 27,386 | 15,715 | — |
| Net operating losses | 46,702 | 7,845 | — |
| Contingent liabilities | 7,487 | — | — |
| Debt Discount | 1,848 | — | — |
| Other deferred tax assets | 3,921 | 1,562 | 7,025 |
| Total deferred tax assets: | $ 90,438 | $ 32,137 | $ 8,244 |
| | | | |
| Deferred tax liabilities: | | | |
| Right of use assets | $ (3,112) | $ (6,582) | $ (1,210) |
| Intangible assets | (237,309) | (252,205) | (18,999) |
| Property and equipment | (19,004) | (8,406) | (3,482) |
| Other deferred tax liabilities | (1,507) | — | — |
| Total deferred tax liabilities: | $ (260,932) | $ (267,193) | $ (23,691) |
| Valuation allowance | (53,643) | (6,826) | — |
| | | | |
| Net deferred tax liability | $ (224,137) | $ (241,882) | $ (15,447) |

Realization of deferred tax assets associated with the net operating loss carryforwards is dependent upon generating sufficient taxable income prior to their expiration. A valuation allowance to reflect management's estimate of the net operating loss carryforwards that may expire prior to their utilization has been recorded as of December 31, 2022.

As of December 31, 2022, the Company has $151.9 million of non-capital Canadian losses which expire in 2031 and 2042, $210.9 million of state net operating losses which expire in 2031-2041, and $105.1 million of U.S. federal net operating losses which have an indefinite carryforward period. The Company determined a valuation allowance was applicable to $151.9 million of non-Capital Canadian losses and $104.3 million of state net operating losses. The Company also determined that it is more likely than not that the benefit from $97.1 million of U.S. federal net operating losses and $106.6 million of state net operating losses will not be realized and therefore this amount has not been recorded.

As the Company operates in the cannabis industry, the Company is subject to the limits of Internal Revenue Code ("IRC") Section 280E for U.S. federal income tax purposes as well as state income tax purposes for all states in which the Company operates except for Arizona, California, Colorado, and Massachusetts. Under IRC Section 280E, the Company is only allowed to deduct expenses directly related to costs of goods sold. This results in permanent differences between ordinary and necessary business expenses deemed non-allowable under IRC Section 280E.

The Company recognizes benefits from uncertain tax positions based on the cumulative probability method whereby the largest benefit with a cumulative probability of greater than 50% is recorded. An uncertain tax position is not recognized if it has less than a 50% likelihood of being sustained. As of December 31, 2022, and December 31, 2021, the Company recorded an uncertain tax liability of $19.5 million and $6.7 million, respectively, inclusive of interest and penalties. Additionally, there are unrecognized deferred tax benefits of $41.8 million as of December 31, 2022, and $44.9 million as of December 31, 2021. The Company does not reasonably expect the unrecognized tax benefits will materially increase or decrease within the next 12 months.

During 2022, the Company recorded interest of ($0.3) million and penalties of $2.4 million on uncertain tax liabilities within the consolidated statements of operations and comprehensive (loss) income. With few exceptions, as of December 31, 2022, the Company is no longer subject to examination by tax authorities for years before 2019.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

|  | 2022 | 2021 |
|---|---|---|
|  | *(in thousands)* | |
| Beginning balance | $ 44,850 | $ 3,770 |
| Reductions based on lapse of statute of limitations | (4,228) | — |
| Additions based on tax positions related to the prior year | 1,159 | — |
| Additions for tax positions of prior years recorded to goodwill | — | 41,080 |
| Ending balance | $ 41,781 | $ 44,850 |

## NOTE 18. DISCONTINUED OPERATIONS

In July 2022, the Company approved the exit of the Nevada operations. This represents a strategic shift in the Company's operations and therefore is classified as discontinued operations as of December 31, 2022. Immaterial wind-down activities are expected to continue in the near term.

The assets and liabilities associated with discontinued operations consisted of the following as of December 31, 2022 and 2021:

|  | 2022 | 2021 |
|---|---|---|
|  | *(in thousands)* | |
| **Assets associated with discontinued operations** | | |
| Income tax receivable | $ 1,708 | $ 474 |
| Other assets | 690 | 672 |
| Cash | 621 | 561 |
| Prepaids and other current assets | 137 | 44 |
| Inventories, net | — | 2,245 |
| Accounts receivable, net | — | 291 |
| Property and equipment, net | — | 503 |
| Intangible assets, net | — | 36,742 |
| Right of use assets - operating, net | — | 14,250 |
| Total assets associated with discontinued operations | $ 3,156 | $ 55,782 |
|  | | |
| **Liabilities associated with discontinued operations** | | |
| Operating lease liabilities | $ 14,560 | $ 14,380 |
| Accounts payable and accrued liabilities | 493 | 272 |
| Deferred tax liabilities | — | 9,429 |
| Total liabilities associated with discontinued operations | $ 15,053 | $ 24,081 |

The following table summarizes the Company's loss from discontinued operations for the years ended December 31, 2022 and 2021. The gain and loss resulting from the forgiveness of intercompany payables has been eliminated in consolidation.

|  | 2022 | 2021 |
|---|---|---|
|  | *(in thousands)* | |
| Revenue, net of discounts | $ 3,051 | $ 404 |
| Cost of goods sold | 9,179 | 2,086 |
| Gross margin | (6,128) | (1,682) |
| Expenses: | | |
| Operating expenses | 3,084 | 929 |
| Impairment and disposal of long-lived assets, net | 49,130 | — |
| Total Expenses | 52,214 | 929 |
| Loss from operations | (58,342) | (2,611) |
| Other income: | | |
| Other income, net | 117 | 30 |
| Total other income | 117 | 30 |
| Loss before provision for income taxes | (58,225) | (2,581) |
| Income tax benefit | 10,663 | 642 |
| Net loss from discontinued operations | $ (47,562) | $ (1,939) |

The consolidated statements of cash flows include continuing operations and discontinued operations. The following table summarizes the depreciation of long-lived assets, amortization of long-lived assets, loss on impairment of long-lived assets, and capital expenditures of discontinued operations for the years ended December 31, 2022 and 2021.

|  | 2022 | 2021 |
|---|---|---|
|  | *(in thousands)* | |
| Depreciation | $ 28 | $ 9 |
| Amortization | $ 2,377 | $ 858 |
| Loss on impairment and disposal of long-lived assets | $ 49,130 | $ — |
| Purchases of property and equipment | $ 259 | $ — |

## NOTE 19. VARIABLE INTEREST ENTITIES

The Company has entered into operating agreements with various entities related to the purchase and operation of cannabis dispensary, cultivation, and production licenses, in several states in which it determined to be variable interest entities. The Company holds ownership interests in these entities ranging from none to 95% either directly or through a proxy as of December 31, 2022. The Company's VIEs are not material to the consolidated financial position or operations as of or for the year ended December 31, 2022 or 2021.

The Company determined certain of these entities to be variable interest entities in which it is the primary beneficiary. The Company consolidates these entities due to the other holder's equity investment being insufficient to finance its activities without additional subordinated financial support and the Company meeting the power and economics criteria. In particular, the Company controls the management decisions and activities most significant to certain VIEs, has provided a significant portion of the subordinated financial support provided to date, and holds membership interests exposing the Company to the risk of reward and/or loss. The Company allocates income and cash flows of the VIEs based on the outstanding ownership percentage in accordance with the underlying operating agreements, as amended. The Company has consolidated all identified variable interest entities for which the Company is the primary beneficiary in the accompanying consolidated financial statements.

The following table presents the summarized assets and liabilities of the Company's VIEs in which it does not hold a majority interest as of December 31, 2022 and 2021. The assets and liabilities in the table below include third-party assets and liabilities of our VIEs only and exclude intercompany balances that eliminate in consolidation as included on our consolidated balance sheets.

| | Year Ended December 31, | |
| | 2022 | 2021 |
| --- | ---: | ---: |
| | *(in thousands)* | |
| Current assets: | | |
| Cash | $ 3,974 | $ 1,241 |
| Accounts receivable, net | 597 | 905 |
| Inventories, net | 6,922 | 2,451 |
| Prepaids and other current assets | 314 | 313 |
| Total current assets | 11,807 | 4,910 |
| Property and equipment, net | 9,916 | 8,335 |
| Right of use asset - operating, net | 1,760 | — |
| Right of use asset - finance, net | 2,371 | — |
| Intangible assets, net | 16,123 | 17,735 |
| Other assets | 79 | 544 |
| Total assets | $ 42,056 | $ 31,524 |
| Current liabilities: | | |
| Accounts payable and accrued liabilities | $ 2,998 | $ 828 |
| Income tax payable | 2,216 | 522 |
| Notes payable - current portion | — | 1,170 |
| Operating lease liability - current portion | 105 | — |
| Finance lease liability - current portion | 129 | — |
| Total current liabilities | 5,448 | 2,520 |
| Notes payable | 1,200 | 1,061 |
| Operating lease liability | 1,705 | — |
| Finance lease liability | 2,226 | — |
| Deferred tax liabilities | 4,228 | 4,479 |
| Other long-term liabilities | 625 | — |
| Total liabilities | $ 15,432 | $ 8,060 |

During the year ended December 31, 2022, the Company divested of its minority ownership interest in two of its VIEs and received cash of $2.0 million and recorded an insignificant loss on the divestments which are recorded in impairment and disposal of long-lived assets, net, in the consolidated statement of operations and comprehensive (loss) income for the year ended December 31, 2022. As of December 31, 2022, the Company is no longer the primary beneficiary of these VIEs and the VIEs are no longer consolidated in the Company's consolidated financial statements.

**NOTE 20. RELATED PARTIES**

The Company previously raised funds by issuing notes to various related parties including directors, officers, and shareholders. The remaining related party notes were paid off in full in November 2021. The balance of related party notes was zero as of December 31, 2022 and December 31, 2021, respectively. During the years ended December 31, 2022, 2021, and 2020, the Company incurred interest expense on related party debt of zero, $1.1 million, and $1.6 million, respectively.

J.T. Burnette, the spouse of Kim Rivers, the Chief Executive Officer and Chair of the board of directors of the Company, was a minority owner of a company (the "Supplier") that provides construction and related services to the Company. As of January 1, 2022, the Supplier is no longer a related party of the Company. The Supplier is responsible for the construction for various cultivation and processing facilities for the Company, and provides labor, materials and equipment on a cost-plus basis. For the years ended December 31, 2021 and 2020, property and equipment purchases totaled $148.4 million and $96.7 million, respectively. As of December 31, 2021, $11.4 million was included in accounts payable on the consolidated balance sheets. The use of the Supplier was reviewed and approved by the independent members of the Company's board of directors, and all invoices of the Supplier were reviewed by the office of the Company's Chief Legal Officer.

The Company leases a cultivation facility and corporate office facility from an entity that is directly or indirectly owned by Kim Rivers, the Company's Chief Executive Officer and Chair of the board of directors, George Hackney, a former member of the Company's board of directors, and Richard May, a member of the Company's board of directors. The Company also leases various properties from companies that are managed by Benjamin Atkins, a former director of the Company, and the Supplier. As of January 1, 2022, Benjamin Atkins is no longer a related party of the Company due to the time that has passed since Mr. Atkins held a director position.

As of December 31, 2022 and 2021, under ASC 842, the Company had the following related party leases on the consolidated balance sheets:

|  | As of December 31, 2022 | As of December 31, 2021 | |
|---|---|---|---|
|  | Operating | Operating | Finance |
|  | *(in thousands)* | | |
| Right-of-use assets, net | $ 820 | $ 2,082 | $ 2,009 |
| Lease liabilities: | | | |
| Lease liabilities - current portion | $ 113 | $ 418 | $ 215 |
| Lease liabilities | 751 | 1,862 | 2,127 |
| Total related party lease liabilities | $ 864 | $ 2,280 | $ 2,342 |

Lease expense recognized on related party leases was $0.2 million, $2.7 million, and $3.5 million for the years ended December 31, 2022, 2021, and 2020, respectively.

## NOTE 21. REVENUE DISAGGREGATION

Net revenues are comprised of the following for the year ending December 31:

|  | 2022 | 2021 | 2020 |
|---|---|---|---|
|  | *(in thousands)* | | |
| Retail | $ 1,161,684 | $ 870,507 | $ 520,217 |
| Wholesale, licensing and other | 78,128 | 67,474 | 1,316 |
| Revenue, net | $ 1,239,812 | $ 937,981 | $ 521,533 |

## NOTE 22. COMMITMENTS AND CONTINGENCIES

*Operating Licenses*

Although the possession, cultivation and distribution of cannabis for medical use is permitted in the states in which the Company operates, cannabis is a Schedule-I controlled substance and its use remains a violation of federal law. Since federal law criminalizing the use of cannabis preempts state laws that legalize its use, strict enforcement of federal law regarding cannabis would likely result in the Company's inability to proceed with our business plans. In addition, the Company's assets, including real property, inventory, cash and cash equivalents, equipment and other goods, could be subject to asset forfeiture because cannabis is still federally illegal.

*Claims and Litigation*

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. Except as disclosed below, as of December 31, 2022, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's consolidated statements of operations and comprehensive (loss) income. There are also no proceedings in which any of the Company's directors, officers or affiliates is an adverse party or has a material interest adverse to the Company's interest.

In connection with the Watkins acquisition, the Company received a demand letter on October 12, 2022 related to the four potential earnouts. The earnouts are based on the completion of certain milestones related to construction and operations and contingent on the continued employment of key employee shareholders. The Company elected to cease construction activity on October 10, 2022, an action we were allowed to take under the terms of the acquisition agreement. The Company is attempting to mediate this case but, should it result in a trial, the Company will vigorously defend our position.

During the year ending December 31, 2021, the Company settled certain litigation matters assumed in acquisitions during the year for $14.8 million.

*Contingencies*

The Company records contingent liabilities with respect to litigation on various claims in which it believes a loss is probable and can be approximated. As of December 31, 2022, and 2021, $31.7 million and $8.8 million was included in contingent liabilities on the consolidated balance sheets related to pending litigation. The Company also recorded accruals related to sales tax audits or inquiries which were acquired through the Harvest acquisition. As of December 31, 2022 and 2021, $3.0 million and $2.3 million, respectively, was included in contingent liabilities on the consolidated balance sheets for estimates related to various sales tax matters. The Company also has amounts related to vendor disputes and various other matters which are probable and estimable but not known included in contingent liabilities on the consolidated balance sheets.

*Regulatory compliance*

The Company's compliance with state and other rules and regulations may be reviewed by state and federal agencies. If the Company fails to comply with these regulations, the Company could be subject to loss of licenses, substantial fines or penalties and other sanctions.

## NOTE 23. DERIVATIVE FINANCIAL INSTRUMENTS

The Company utilizes interest rate swaps for the sole purpose of mitigating interest rate fluctuation risk associated with floating rate debt instruments. The Company does not use any other derivative financial instruments for trading or speculative purposes.

In the fourth quarter of 2022 the Company entered into the VNB Swap for a notional amount of $71.5 million. The VNB Swap was entered into in conjunction with four promissory term notes of a total corresponding amount. The four promissory term notes were priced at the Secured Overnight Financing Rate ("SOFR", as defined in the agreement) plus 3.00%, per annum. The VNB Swap fixed the four term loans at 7.53% per annum until maturity on January 1, 2028. The VNB Swap effectively fixes the floating SOFR-based interest of the SOFR-based debt. In accordance with ASC 815, the Company applies fair value accounting for the VNB Swap with changes in fair value recognized in income or loss within interest expense within the consolidated statements of operations and comprehensive (loss) income. A corresponding asset or liability is recognized on the consolidated balance sheets based on the fair value position as of each reporting date. The fair value of the interest rate swap liability as of December 31, 2022 was $2.5 million and was recorded in other long-term liabilities on the consolidated balance sheets. See *Note 3 - Summary of Significant Accounting Policies* for details regarding fair value measurements for the interest rate swap.

## NOTE 24. SUBSEQUENT EVENTS

The Company's management evaluates subsequent events through the date of issuance of the consolidated financial statements. There have been no subsequent events that occurred during such period that would require adjustment to or disclosure in the consolidated financial statements.

**Exhibit 4.11**

## DESCRIPTION OF CAPITAL STOCK

The following is a description of the capital stock of Trulieve Cannabis Corp. based on the provisions of our Articles. You should refer to our

Articles, which are filed as an exhibit to our most recent Form 10-K filed with the Securities and Exchange Commission. We encourage you to read our

Articles and applicable provisions of Canadian law for additional information.

### General

We are authorized to issue an unlimited number of Subordinate Voting Shares and an unlimited number of Multiple Voting Shares.

### Stock Transfer Agent and Registrar

The transfer agent and registrar of the Company's Subordinate Voting Shares is Odyssey Trust Company located at 835 - 409 Granville Street Vancouver BC V6C 1T2, Canada.

### Note Trustee And Warrant Agent

Odyssey Trust Company acts as note trustee and warrant agent in respect of the 2024 Notes (as herein defined under the caption "the Note Warrants").

### Subordinate Voting Shares

*Voting Rights*. Holders of the Subordinate Voting Shares are entitled to notice of and to attend any meeting of our shareholders, except a meeting of which only holders of another particular class or series of shares shall have the right to vote. At each such meeting holders of Subordinate Voting Shares shall be entitled to one vote in respect of each Subordinate Voting Share held.

*Alteration to Rights of Subordinate Voting Shares*. As long as any Subordinate Voting Shares remain outstanding, we may not, without the consent of the holders of the Subordinate Voting Shares by separate special resolution, prejudice or interfere with any special right attached to the Subordinate Voting Shares. A special resolution means either (a) a resolution approved by two-thirds of the votes cast on the resolution at a properly called meeting of the shareholders, or (b) a resolution approved in writing by all of the shareholders holding shares that carry the right to vote on the matter at a shareholders meeting. Special rights and restrictions of the Subordinate Voting Shares consist of the following special rights and restrictions included in Article 27 of the Articles and summarized herein: (i) Voting, (ii) Alteration to Rights of Subordinate Voting Shares, (iii) Dividends, (iv) Liquidation, Dissolution or Winding-Up, (v) Rights to Subscribe; Pre-Emptive Rights and (vi) Subdivision or Consolidation.

*Dividends*. Holders of Subordinate Voting Shares are entitled to receive as and when declared by the directors, dividends in cash or our property. No dividend will be declared or paid on the Subordinate Voting Shares unless we simultaneously declare or pay, as applicable, equivalent dividends (on an as-converted to Subordinate Voting Share basis) on the Multiple Voting Shares and Super Voting Shares.

*Liquidation, Dissolution or Winding-Up*. In the event of our liquidation, dissolution or winding-up, whether voluntary or involuntary, or in the event of any other distribution of our assets among our shareholders for the purpose of winding up our affairs, the holders of Subordinate Voting Shares are, subject to the prior rights of the holders of any shares ranking in priority to the Subordinate Voting Shares, entitled to participate ratably along with all other holders of Multiple Voting Shares (on an as-converted to Subordinate Voting Share basis), Subordinate Voting Shares and Super Voting Shares (on an as-converted to Subordinate Voting Share basis).

*Rights to Subscribe; Pre-Emptive Rights*. Holders of Subordinate Voting Shares are not entitled to a right of first refusal to subscribe for, purchase or receive any part of any issue of Subordinate Voting Shares, or bonds, debentures or other securities now or in the future.

*Subdivision or Consolidation*. No subdivision or consolidation of the Subordinate Voting Shares, Multiple Voting Shares or Super Voting Shares shall occur unless, simultaneously, the Subordinate Voting Shares, Multiple Voting Shares and Super Voting Shares are subdivided or consolidated in the same manner or such other adjustment is made so as to maintain and preserve the relative rights of the holders of the shares of each of the said classes.

**Super Voting Shares**

We have no Super Voting Shares outstanding. All of our outstanding Super Voting Shares automatically converted into Multiple Voting Shares on March 21, 2021 and, following that conversion, we may not issue additional Super Voting Shares.

**Multiple Voting Shares**

*Voting Rights*. Holders of Multiple Voting Shares are entitled to notice of and to attend at any meeting of our shareholders, except a meeting of which only holders of another particular class or series of shares have the right to vote. At each such meeting, holders of Multiple Voting Shares are entitled to one vote in respect of each Subordinate Voting Share into which such Multiple Voting Share could ultimately then be converted (100 votes per Multiple Voting Share based on the current Conversion Ratio).

   *Alteration to Rights of Multiple Voting Shares*. As long as any Multiple Voting Shares remain outstanding, we may not, without the consent of the holders of the Multiple Voting Shares by separate special resolution, prejudice or interfere with any special right attached to the Multiple Voting Shares. In connection with the exercise of the voting rights relating to any proposed alteration of rights, each holder of Multiple Voting Shares has one vote in respect of each Multiple Voting Share held. A special resolution means either (a) a resolution approved by two-thirds of the votes cast on the resolution at a properly called meeting of the shareholders, or (b) a resolution approved in writing by all of the shareholders holding shares that carry the right to vote on the matter at a shareholders meeting. Special rights and restrictions of the Multiple Voting Shares consist of the following special rights and restrictions included in Article 29 of the Articles and summarized herein: (i) Voting, (ii) Alteration to Rights of Multiple Voting Shares, (iii) Dividends, (iv) Liquidation, Dissolution or Winding-Up, (v) Rights to Subscribe; Pre-Emptive Rights and (vi) Conversion.

   *Dividends*. Holders of Multiple Voting Shares have the right to receive dividends, out of any cash or other assets legally available therefor, pari passu (on an as converted basis, assuming conversion of all Multiple Voting Shares into Subordinate Voting Shares at the Conversion Ratio) as to dividends and any declaration or payment of any dividend on the Subordinate Voting Shares. No dividend may be declared or paid on the Multiple Voting Shares unless we simultaneously declare or pay, as applicable, equivalent dividends (on an as-converted to Subordinate Voting Share basis) on the Subordinate Voting Shares.

   *Liquidation, Dissolution or Winding-Up*. In the event of the liquidation, dissolution or winding-up of Trulieve, whether voluntary or involuntary, or in the event of any other distribution of our assets among our shareholders for the purpose of winding up our affairs, holders of Multiple Voting Shares, subject to the prior rights of the holders of any shares ranking in priority to the Multiple Voting Shares, are entitled to participate ratably along with all other holders of Multiple Voting Shares (on an as-converted to Subordinate Voting Share basis) and Subordinate Voting Shares.

   *Rights to Subscribe; Pre-Emptive Rights*. Holders of Multiple Voting Shares are not entitled to a right of first refusal to subscribe for, purchase or receive any part of any issue of Subordinate Voting Shares, or bonds, debentures or other securities now or in the future.

   *Conversion*. Subject to the Conversion Restrictions described below, holders of Multiple Voting Shares Holders have the following conversion rights:

(i)   **Right to Convert**. Each Multiple Voting Share is convertible, at the option of the holder thereof, at any time after the date of issuance of such share, into such number of fully paid and non-assessable Subordinate Voting Shares as is determined by multiplying the number of Multiple Voting Shares by the Conversion Ratio applicable to such share in effect on the date the Multiple Voting Share is surrendered for conversion. The initial "Conversion Ratio" for Multiple Voting Shares is 100 Subordinate Voting Shares for each Multiple Voting Share, subject to adjustment as described below.

(ii) **Conversion Limitations**. The Company is to use commercially reasonable efforts to maintain its status as a "foreign private issuer" (as determined in accordance with Rule 3b-4 under the Exchange Act. Accordingly, the Company shall not affect any conversion of Multiple Voting Shares, and holders of Multiple Voting Shares may not convert any portion of the Multiple Voting Shares to the extent that after giving effect to all permitted issuances after such conversions of Multiple Voting Shares, the aggregate number of Subordinate Voting Shares and Multiple Voting Shares held of record, directly or indirectly, by U.S. Residents would exceed 40% (the "40% Threshold") of the aggregate number of Subordinate Voting Shares and Multiple Voting Shares issued and outstanding after giving effect to such conversions (the "FPI Protective Restriction"); provided the board of directors may, by resolution, increase the 40% Threshold to an amount not to exceed 50%. We previously ceased to qualify as a foreign private issuer when the aggregate number of Subordinate Voting Shares and Multiple Voting Shares held of record, directly or indirectly, by U.S. Residents exceeded 50% of the aggregate number of Subordinate Voting Shares and Multiple Voting Shares issued and outstanding. Because the 40% Threshold has been exceeded and the Company ceased to qualify as a foreign private issuer, the Company's board of directors adopted a resolution in June 2020 permitting Multiple Voting Shares to convert into Subordinate Voting Shares at the election of each holder of Multiple Voting Shares.

(iii) **Mandatory Conversion**. We may require each holder of Multiple Voting Shares to convert all, and not less than all, the Multiple Voting Shares at the applicable Conversion Ratio if at any time all the following conditions are satisfied (or otherwise waived by special resolution of holders of Multiple Voting Shares):

(A) the Subordinate Voting Shares issuable upon conversion of all the Multiple Voting Shares are registered for resale and may be sold by the holder thereof pursuant to an effective registration statement and/or prospectus covering the Subordinate Voting Shares under the United States Securities Act of 1933, as amended;

(B) the Company is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act; and

(C) the Subordinate Voting Shares are listed or quoted (and are not suspended from trading) on a recognized North American stock exchange or by way of reverse takeover transaction on the Toronto Stock Exchange, the TSX Venture Exchange, the CSE or Aequitas NEO Exchange (or any other stock exchange recognized as such by the Ontario Securities Commission).
Because we are not registering for resale the Subordinate Voting Shares issuable upon conversion of all of the Multiple Voting Shares, we do not currently plan to require each holder of Multiple Voting Shares to convert their Multiple Voting Shares into Subordinate Voting Shares. Following any mandatory conversion of the Multiple Voting Shares, there will be a substantial increase in the number of outstanding Subordinated Voting Shares, which will result in dilution to existing holders of our Subordinated Voting Shares.

(iv) **Anti-Dilution**. The Multiple Voting Shares are subject to standard anti-dilution adjustments in the event the Company declares a distribution to holders of Subordinate Voting Shares, effects a recapitalization of the Subordinate Voting Shares, issues Subordinate Voting Shares as a dividend or other distribution on outstanding Subordinate Voting Shares, or subdivides or consolidates the outstanding Subordinate Voting Shares. In the event such an anti-dilution adjustment occurs, it shall be effected by adjusting the Conversion Ratio applicable to the Multiple Voting Shares at such time. As a result, holders of Multiple Voting Shares shall be entitled to (i) a proportionate share of any distribution as though they were holders of the number of Subordinate Voting Shares into which their Multiple Voting Shares are convertible as of the record date fixed for determination of the holders of Subordinate Voting Shares entitled to receive such distribution and (ii) receive, upon conversion of Multiple Voting Shares, the number of Subordinate Voting Shares or other securities or property of the Company or otherwise, to which a holder of Subordinate Voting Shares deliverable upon conversion would have been entitled in connection with a recapitalization or stock split.

(v) **No Fractional Shares and Certificate as to Adjustments**. No fractional Subordinate Voting Shares shall be issued upon the conversion of any share or shares of Multiple Voting Shares and the number of Subordinate Voting Shares to be issued shall be rounded up to the nearest whole Subordinate Voting Share.

**Note Warrants**

We issued warrants to purchase an aggregate of 1,470,000 Subordinate Voting Shares, which we refer to as the June Warrants, on June 18, 2019 and warrants to purchase an aggregate of 1,560,000 Subordinate Voting Shares, which we refer to as the November Warrants and together with the June Warrants as the Note Warrants, on November 7, 2019. The November Warrants form of single class with, trade under the same

CUSIP number as, and have the same terms as the June Warrants. The Note Warrants are governed by a warrant indenture dated June 18, 2019, as supplemented pursuant to a supplement dated November 7, 2019, and which we refer to, as so supplemented, as the Warrant Indenture,) between us and Odyssey Trust Company, or the Warrant Agent, as warrant agent thereunder. Each Warrant entitles the holder thereof to purchase one Subordinate Voting Share at an exercise price of C$17.25 per share at any time prior to 5:00 p.m. (Vancouver time) on June 18, 2022, subject to adjustment in certain events.

The Warrant Indenture provides that the share ratio and exercise price of the Note Warrants will be subject to adjustment in the event of a subdivision or consolidation of the Subordinate Voting Shares. The Warrant Indenture also provides that if there is (a) a reclassification or change of the Subordinate Voting Shares, (b) any consolidation, amalgamation, arrangement or other business combination resulting in any reclassification, or change of the Subordinate Voting Shares into other shares, or (c) any sale, lease, exchange or transfer our assets as an entity or substantially as an entirety to another entity, then each Warrantholder which is thereafter exercised shall receive, in lieu of Subordinate Voting Shares, the kind and number or amount of other securities or property which such holder would have been entitled to receive as a result of such event if such holder had exercised the Note Warrants prior to the event. No adjustment in the exercise price or the number of Warrant Shares issuable upon the exercise of the Note Warrants will be required to be made unless the cumulative effect of such adjustment or adjustments would result in a change of at least 1% in the exercise price or a change in the number of Warrant Shares issuable upon exercise by at least one one-hundredth of a Warrant Share, as the case may be.

No fractional Subordinate Voting Shares will be issuable upon the exercise of any Note Warrants, and no cash or other consideration will be paid in lieu of fractional shares. Warrantholders do not have any voting or pre-emptive rights or any other rights which a holder of Subordinate Voting Shares would have.

The Warrant Indenture provides that, from time to time, we may amend or supplement the Warrant Indenture for certain purposes, without the consent of the Warrantholders, including curing defects or inconsistencies or making any change that does not prejudice the rights of any holder. Any amendment or supplement to the Warrant Indenture that would prejudice the interests of the Warrantholders may only be made by "extraordinary resolution", which is defined in the Warrant Indenture as a resolution either: (i) passed at a meeting of the Warrantholder at which there are Warrantholders present in person or represented by proxy representing of at least 10% of the aggregate number of the then outstanding Warrants (unless such meeting is adjourned to a prescribed later date due to the lack of quorum) and passed by the affirmative vote of the Warrantholders present in person or by proxy shall form a quorum) and passed by the affirmative vote of the Warrantholders representing not less than 66 2/3% of the aggregate number of all the then outstanding Warrants represented at the meeting and voted on the poll upon such resolution; or (ii) adopted by an instrument in writing signed by the Warrantholders representing not less than 66 2/3% of the aggregate number of all the then outstanding Note Warrants.

**Registration Rights**

In connection with the closing of our acquisition of PurePenn on November 12, 2020, we entered into registration rights agreements with certain of our Selling Shareholders pursuant to which we agreed to register for resale the Subordinate Voting Shares issued to such Selling Shareholders at the closing of the acquisition. All of the Subordinate Voting Shares covered under the PurePenn agreements (other than any Subordinate Voting Shares issuable upon achievement of the earnouts, if any) have been included in this registration statement. We paid the expenses incurred in connection with the filing of this registration statement.

In connection with our acquisition of certain assets from each of Patient Centric of Martha's Vineyard Ltd., or PCMV, and Nature's Remedy of Massachusetts, Inc., or Nature's Remedy, we agreed to register the Subordinate Voting Shares issued to PCMV and Nature's Remedy at the closing of the acquisitions. We expect the file one or more resale registration statements to register the Subordinate Voting Shares to be issued to PCMV and Nature's Remedy. In each case, we will bear the expenses incurred in connection with the filing of any such registration statement.

In connection with the closing of our acquisition of Anna Holdings LLC, which does business as Keystone Shops, on July 7, 2021, we entered into a registration rights agreement pursuant to which we agreed to register for resale the Subordinate Voting Shares issued to the sellers of Keystone Shops. We expect the file one or more resale registration statements to register the Subordinate Voting Shares issued to the sellers of Keystone Shops and we will bear the expenses incurred in connection with the filing of any such registration statement.

**Lock-up Agreements**

In connection with the closing of our acquisitions of PurePenn and Solevo Wellness on November 12, 2020, we entered into lock-up agreements with the Selling Shareholders who participated in those transactions. Such lock-up agreements restrict the sale of the Subordinate Voting Shares that we issued in connection with the closing of such acquisitions by those parties for periods of six, twelve and eighteen months, in each case with respect to one third of the Subordinate Voting Shares issued to the Selling Shareholders.

**2024 Notes**

We issued US$70,000,000 aggregate principal amount of senior secured notes, which we refer to as the June Notes, on June 18, 2019 and US$60,000,000 aggregate principal amount of senior secured notes, which we refer to as the November Notes, on November 7, 2019. The June Notes and the November Notes, which we refer to collectively as the 2024 Notes, form a single series, trade under the same CUSIP number and have the same terms as to status, redemption or otherwise. The 2024 Notes were issued pursuant to the terms and conditions of the note indenture, or the Note Indenture, dated June 18, 2019, between us and Odyssey Trust Company or the Trustee, as trustee thereunder. The 2024 Notes bear interest at the rate of 9.75% per annum, payable semi-annually, in equal instalments, in arrears on June 18 and December 18 of each year, commencing on December 18, 2019. The 2024 Notes are irrevocably and unconditionally guaranteed by Trulieve US and will mature on June 18, 2024. The 2024 Notes rank senior in right of payment to all of our existing and future Subordinated Indebtedness (as such term is defined in the Note Indenture). The 2024 Notes are subordinated in right of payment only to any Indebtedness that ranks senior to the 2024 Notes by operation of law. The 2024 Notes are secured by a general security interest in our assets (other than the shares of our unrestricted subsidiaries which currently consist of all subsidiaries other than Trulieve US) and a pledge of the shares of our restricted subsidiaries (which currently consists only of Trulieve US). The holders of the 2024 Notes also have a lien over the assets of the restricted subsidiaries (which currently consists only of Trulieve US) in certain instances that will rank pari passu with any future liens, other than certain permitted liens.

At any time and from time to time prior to June 18, 2021, we may redeem all or a part of the 2024 Notes, upon not less than 15 nor more than 60 days' notice, at a redemption price equal to 100% of the principal amount of the 2024 Notes redeemed, plus the Applicable Premium and accrued and unpaid interest, if any, as of the applicable date of redemption (subject to the rights of holders on the relevant record date to receive interest due on the relevant interest payment date). The Applicable Premium means, with respect to any 2024 Note on any redemption date, the greater of: (a) 1.0% of the principal of the 2024 Note that is to be prepaid pursuant to an optional redemption; and (b) the excess of: (i) the discounted value at such redemption date of the remaining scheduled payments of the 2024 Note; over (ii) the principal of the 2024 Note that is to be prepaid pursuant to an optional redemption. At any time prior to June 18, 2021, we may, on one or more occasions, redeem up to 35% of the aggregate principal amount of the 2024 Notes upon not less than 15 nor more than 60 days' notice, at a redemption price equal to 109.75% of the principal amount thereof, plus accrued and unpaid interest to the redemption date, subject to the rights of holders on the relevant record date to receive interest on the relevant interest payment date, with the net cash proceeds of one or more Equity Offerings; provided that: (i) 2024 Notes in an aggregate principal amount equal to at least 65% of the aggregate principal amount of the 2024 Notes issued under the Note Indenture remain outstanding immediately after the occurrence of such redemption (excluding 2024 Notes held by us or our affiliates, and (ii) the redemption occurs within 90 days of the date of the closing of such Equity Offering. An Equity Offering is defined to include (i) a public or private offer and sale of our capital stock (other than (a) capital stock made to any subsidiary, (b) disqualified stock or (c) equity securities issuable under any employee benefit plan) to any person (other than a subsidiary) or (ii) a contribution to our equity capital by any person (other than a subsidiary).

If a Change of Control occurs, we will be required to make an offer to each holder of the 2024 Notes to repurchase all or any part (equal to $1,000 and integral multiples of $1,000 in excess thereof) of that holder's 2024 Notes pursuant to an offer, which we refer to as a Change of Control Offer. A Change of Control is defined to include the occurrence of one of the following events: (a) the sale, lease, exchange or other transfer of all or substantially all of our and our restricted subsidiaries' assets, taken as a whole; (b) any person or group of persons, acting jointly or in concert, is or becomes the beneficial owner, directly or indirectly, of more than 50% of our voting stock; or (c) the adoption of a plan relating to our liquidation or dissolution. No later than 30 days following a Change of Control, we (or a third party in lieu of us) are required to mail to each 2024 Note holder the Change of Control Offer consisting of a notice describing the transaction or transactions that constitute the Change of Control, an offer to repurchase the 2024 Notes on the repurchase date specified in such notice, which date will be no earlier than 15 days and no later than 60 days from the date such notice is mailed, and a description of the procedures that 2024 Note holders must follow in order to tender 2024 Notes (or portions thereof) for payment and to withdraw an election to tender 2024 Notes (or portion thereof) for payment. A Change of Control Offer by us, or by any third party making a Change of Control Offer in lieu of us, may be made in advance of a Change of Control, conditional upon such Change of Control if a definitive agreement is in place for the Change of Control at the time of making the Change of Control Offer. In the Change of Control Offer, we will offer payment in cash equal to not less than 101% of the aggregate principal amount of 2024 Notes repurchased plus accrued and unpaid interest to the date of repurchase, which date will be no earlier than the date of such Change of Control. If holders of not less than 90% in aggregate principal amount of the outstanding 2024 Notes validly tender and do not withdraw such 2024 Notes in a Change of Control Offer and we, or any third party making a Change of Control Offer in lieu of us, purchases all of the 2024 Notes validly tendered and not withdrawn by such holders, we or such third party, as the case may be, will have the right, upon not less than 10 nor more than 60 days' prior notice, to redeem or purchase, as applicable, all 2024 Notes that remain outstanding following such purchase at a redemption price or purchase price, as the case may be, in cash equal to the applicable Change of Control Payment plus, to the extent not included in the Change of Control Payment, accrued and unpaid interest, if any, to the date of redemption.

**2026 Notes**

We issued US$350,000,000 aggregate principal amount of senior secured notes on October 6, 2021 (the "2026 Notes"). The 2026 Notes were issued pursuant to the Note Indenture, as supplemented by a supplemental indenture to the Note Indenture dated as of October 6, 2021 (the "Indenture") between us and the Trustee. The 2026 Notes bear interest at a rate of 8% per annum, payable semi-annually, in arrears on April 6 and October 6 of each year, commencing on April 6, 2022. The 2026 Notes are irrevocably and unconditionally guaranteed, jointly and severally, by Trulieve US and will mature on October 6, 2026. The 2026 Notes will rank pari passu with the 2024 Notes and senior to all of our existing and future unsecured indebtedness. The 2026 Notes are subordinated in right of payment only to any indebtedness that ranks senior to the 2026 Notes by operation of law. The 2026 Notes are secured by a general security agreement over our assets (other than the shares of our unrestricted subsidiaries and a pledge of the shares of certain of our restricted subsidiaries. Holders of 2026 Notes will be entitled to a lien over the assets of the restricted subsidiaries in certain instances that will rank pari passu with any future liens, other than certain permitted liens.

At any time and from time to time prior to October 6, 2023, we may redeem all or a part of the 2026 Notes, upon not less than 15 nor more than 60 days' prior notice, at a redemption price equal to 100% of the principal amount of the 2026 Notes to be redeemed, plus the applicable premium and accrued and unpaid interest on the outstanding principal amount of each 2026 Note called for redemption to the date of redemption. At any time prior to October 6, 2021, we may redeem up to 35% of the aggregate principal amount of the 2026 Notes from the proceeds of a concurrent equity issuance at a redemption price of 108% plus accrued and unpaid interest to the date of redemption. If a change of control occurs, each 2026 Note holder will have the right to require us to purchase all or a portion of such holder's 2026 Notes at a purchase price in cash equal to 101% of the principal amount of such 2026 Notes plus accrued and unpaid interest, if any, to the date of purchase.

**Provisions of British Columbia Law Governing Business Combinations**

All provinces of Canada have adopted National Instrument 62-104 entitled "Take-Over Bids and Issuer Bids" and related forms to harmonize and consolidate take-over bid and issuer bid regimes nationally, or NI 62-104.

The Canadian Securities Administrators, or CSA, have also issued National Policy 62-203 entitled "Take-Over Bids and Issuer Bids," or the National Policy, which contains regulatory guidance on the interpretation and application of NI 62-104 and on the conduct of parties involved in a bid. The National Policy and NI 62-104 are collectively referred to as the "Bid Regime." The National Policy does not have the force of law, but is an indication by the CSA of what the intentions and desires of the regulators are in the areas covered by their policies. Unlike some regimes where the take-over bid rules are primarily policy-driven, in Canada the regulatory framework for take-over bids is primarily rules-based, which rules are supported by policy.

A "take-over bid" or "bid" is an offer to acquire outstanding voting or equity securities of a class made to any person who is in one of the provinces of Canada or to any securityholder of an offeree issuer whose last address as shown on the books of a target is in such province, where the securities subject to the offer to acquire, together with the securities "beneficially owned" by the offeror, or any other person acting jointly or in concert with the offeror, constitute in the aggregate 20% or more of the outstanding securities of that class of securities at the date of the offer to acquire. For the purposes of the Bid Regime, a security is deemed to be "beneficially owned" by an offeror as of a specific date if the offeror is the beneficial owner of a security convertible into the security within 60 days following that date, or has a right or obligation permitting or requiring the offeror, whether or not on conditions, to acquire beneficial ownership of the security within 60 days by a single transaction or a series of linked transactions. Offerors are also subject to early warning requirements, where an offeror who acquires "beneficial ownership of", or control or direction over, voting or equity securities of any class of a reporting issuer or securities convertible into, voting or equity securities of any class of a target that, together with the offeror's securities, would constitute 10% or more of the outstanding securities of that class must promptly publicly issue and file a news release containing certain prescribed information, and, within two business days, file an early warning report containing substantially the same information as is contained in the news release.

In addition, where an offeror is required to file an early warning report or a further report as described and the offeror acquires or disposes of beneficial ownership of, or the power to exercise control or direction over, an additional 2% or more of the outstanding securities of the class, or disposes of beneficial ownership of outstanding securities of the class below 10%, the offeror must issue an additional press release and file a new early warning report. Any material change in a previously filed early warning report also triggers the issuance and filing of a new press release and early warning report. During the period commencing on the occurrence of an event in respect of which an early warning report is required and terminating on the expiry of one business day from the date that the early warning report is filed, the offeror may not acquire or offer to acquire beneficial ownership of any securities of the class in respect of which the early warning report was required to be filed or any securities convertible into securities of that class. This requirement does not apply to an offeror that has beneficial ownership of, or control or direction over, securities that comprise 20% of more of the outstanding securities of the class.

Related party transactions, issuer bids and insider bids are subject to additional regulation that may differ depending on the particular jurisdiction of Canada in which it occurs.

**Other Important Provisions in our Articles**

The following is a summary of certain important provisions of our articles of incorporation. Please note that this is only a summary, is not intended to be exhaustive and is qualified in its entirety by reference to our articles. For further information, please refer to the full version of our articles which have been filed as exhibits to the registration statement of which this prospectus forms a part.

*Objects and Purposes of the Company*

Our articles do not contain and are not required to contain a description of our objects and purposes. There is no restriction contained in our articles of incorporation on the business that we may carry on.

*General Borrowing Power*

Pursuant to our articles, our board of directors may: (i) borrow money in the manner and amount, on the security, from the sources, and on the terms and conditions that our directors consider appropriate; (ii) issue bonds, debentures and other debt obligations either outright or as security for any liability or obligation of our company or any other person and at such discounts or premiums and on such other terms as our directors consider appropriate; (iii) guarantee the repayment of money by any other person or the performance of any other obligation by any other person; and (iv) mortgage, charge, whether by way of a specific or floating charge, rant a security interest in, or give other security on, the whole or any part of the present and future assets and undertaking of our company.

*Advance Notice Provisions*

Pursuant to section 26.1 of our articles 3 relating to the advance notice of nominations of directors, which we refer to as the Advance Notice Provisions, shareholders seeking to nominate candidates for election as directors other than pursuant to a proposal or requisition of shareholders made in accordance with the provisions of the Business Corporations Act (British Columbia), must provide timely written notice to our Corporate Secretary. To be timely, a shareholder's notice must be received (i) in the case of an annual meeting of shareholders, not less than 35 days prior to the date of the annual meeting of shareholders; provided, however, that in the event that the annual meeting of shareholders is to be held on a date that is less than 50 days after the date on which the first public announcement of the date of the annual meeting was made, notice by the shareholder must be received not later than the close of business on the 10th day following the date of such public announcement; and (ii) in the case of a special meeting (which is not also an annual meeting) of shareholders called for any purpose which includes the election of directors to the board of directors, not later than the close of business on the 15th day following the day on which the first public announcement of the date of the special meeting was made. The Advance Notice Provisions also prescribes the proper written form for a shareholder's notice.

*Share Rights*

See the discussion above regarding the rights attached to our super voting shares, multiple voting shares and subordinate voting shares.

*Quorum*

Under our articles, the quorum for the transaction of business at a meeting of our board of directors is a majority of the number of directors or the minimum number of directors required by our articles of incorporation or by a resolution of the shareholders. Under our articles, the quorum for the transaction of business at a meeting of our shareholders is two persons who are, or who represent by proxy, shareholders entitled to vote at the meeting, who hold in the aggregate, at least 5% of our issued shares entitled to vote at such meeting.

*Impediments to Change of Control*

Our articles of incorporation do not contain any change of control limitations with respect to a merger, acquisition or corporate restructuring that involves us.

**Ownership and Exchange Controls**

Limitations on the ability to acquire and hold our shares may be imposed by the Competition Act (Canada). This legislation establishes a pre-merger notification regime for certain types of merger transactions that exceed certain statutory shareholding and financial thresholds. Transactions that are subject to notification cannot be closed until the required materials are filed and the applicable statutory waiting period has expired or been waived by the Commissioner of Competition, or the Commissioner. Further, the Competition Act (Canada) permits the Commissioner to review any acquisition of control over or of a significant interest in our company, whether or not it is subject to mandatory notification. This legislation grants the Commissioner jurisdiction, for up to one year, to challenge this type of acquisition before the Canadian Competition Tribunal if it would, or would be likely to, substantially prevent or lessen competition in any market in Canada.

**Limitation of Liability and Indemnification**

We are subject to the provisions of Part 5, Division 5 of the *Business Corporations Act* (British Columbia).

Under Section 160 of the *Business Corporations Act* (British Columbia), we may, subject to Section 163 of the *Business Corporations Act* (British

Columbia):

(a)      indemnify an individual who:

 (i)      is or was a director or officer of our company,

 (ii)      is or was a director or officer of another corporation (A) at a time when such corporation is or was an affiliate of our company; or

(B) at our request, or

(iii)      at our request, is or was, or holds or held a position equivalent to that of, a director or officer of a partnership, trust, joint venture or other unincorporated entity, including, subject to certain limited exceptions, the heirs and personal or other legal representatives of that individual (collectively, an "eligible party"), against all eligible penalties, defined below, to which the eligible party is or may be liable; and

(b)      after final disposition of an eligible proceeding, pay the expenses actually and reasonably incurred by an eligible party in respect of that proceeding, where:

 (i)      "eligible penalty" means a judgment, penalty or fine awarded or imposed in, or an amount paid in settlement of, an eligible proceeding,

 (ii)      "eligible proceeding" means a proceeding in which an eligible party or any of the heirs and personal or other legal representatives of the eligible party, by reason of the eligible party being or having been a director or officer of, or holding or having held a position equivalent to that of a director or officer of, our company or an associated corporation (A) is or may be joined as a party, or (B) is or may be liable for or in respect of a judgment, penalty or fine in, or expenses related to, the proceeding,

(iii)    "expenses" includes costs, charges and expenses, including legal and other fees, but does not include judgments, penalties, fines or amounts paid in settlement of a proceeding, and

(iv)    "proceeding" includes any legal proceeding or investigative action, whether current, threatened, pending or completed.

Under Section 161 of the *Business Corporations Act* (British Columbia), and subject to Section 163 of the *Business Corporations Act* (British Columbia), we must, after the final disposition of an eligible proceeding, pay the expenses actually and reasonably incurred by an eligible party in respect of that proceeding if the eligible party (a) has not been reimbursed for those expenses and (b) is wholly successful, on the merits or otherwise, in the outcome of the proceeding or is substantially successful on the merits in the outcome of the proceeding.

Under Section 162 of the *Business Corporations Act* (British Columbia), and subject to Section 163 of the *Business Corporations Act* (British Columbia), we may pay, as they are incurred in advance of the final disposition of an eligible proceeding, the expenses actually and reasonably incurred by an eligible party in respect of the proceeding, provided that we must not make such payments unless we first receive from the eligible party a written undertaking that, if it is ultimately determined that the payment of expenses is prohibited under Section 163 of the *Business Corporations Act* (British Columbia), the eligible party will repay the amounts advanced.

Under Section 163 of the *Business Corporations Act* (British Columbia), we must not indemnify an eligible party against eligible penalties to which the eligible party is or may be liable or pay the expenses of an eligible party in respect of that proceeding under Sections 160, 161 or 162 of the *Business Corporations Act* (British Columbia), as the case may be, if any of the following circumstances apply:

(a)    if the indemnity or payment is made under an earlier agreement to indemnify or pay expenses and, at the time that the agreement to indemnify or pay expenses was made, we were prohibited from giving the indemnity or paying the expenses by our memorandum or Articles;

(b)    if the indemnity or payment is made otherwise than under an earlier agreement to indemnify or pay expenses and, at the time that the indemnity or payment is made, we are prohibited from giving the indemnity or paying the expenses by our memorandum or Articles;

(c)    if, in relation to the subject matter of the eligible proceeding, the eligible party did not act honestly and in good faith with a view to the best interests of our company or the associated corporation, as the case may be; or

(d)    in the case of an eligible proceeding other than a civil proceeding, if the eligible party did not have reasonable grounds for believing that the eligible party's conduct in respect of which the proceeding was brought was lawful.

If an eligible proceeding is brought against an eligible party by or on behalf of our company or by or on behalf of an associated corporation, we must not either indemnify the eligible party under Section 160(a) of the *Business Corporations Act* (British Columbia) against eligible penalties to which the eligible party is or may be liable, or pay the expenses of the eligible party under Sections 160(b), 161 or 162 of the *Business Corporations Act* (British Columbia), as the case may be, in respect of the proceeding.

Under Section 164 of the *Business Corporations Act* (British Columbia), and despite any other provision of Part 5, Division 5 of the *Business Corporations Act* (British Columbia) and whether or not payment of expenses or indemnification has been sought, authorized or declined under Part 5, Division 5 of the *Business Corporations Act* (British Columbia), on application of our company or an eligible party, the court may do one or more of the following:

(a)    order us to indemnify an eligible party against any liability incurred by the eligible party in respect of an eligible proceeding;

(b)    order us to pay some or all of the expenses incurred by an eligible party in respect of an eligible proceeding;

(c)     order the enforcement of, or any payment under, an agreement of indemnification entered into by us;

(d)     order us to pay some or all of the expenses actually and reasonably incurred by any person in obtaining an order under Section 164 of the Business Corporations Act (British Columbia); or

(e)     make any other order the court considers appropriate.

Section 165 of the *Business Corporations Act* (British Columbia) provides that we may purchase and maintain insurance for the benefit of an eligible party or the heirs and personal or other legal representatives of the eligible party against any liability that may be incurred by reason of the eligible party being or having been a director or officer of, or holding or having held a position equivalent to that of a director or officer of, our company or an associated corporation.

Pursuant to Article 20 of our articles relating to indemnification, subject to the *Business Corporations Act (British Columbia)*, we must indemnify an individual, whom our articles refer to as an "eligible party", and such eligible party's heirs and legal personal representatives, against all judgements, penalties or fines awarded or imposed in, or an amount paid in settlement of, a legal proceeding or investigative action, whether current, threatened, pending or completed, in which an eligible party or any of the heirs and legal personal representatives of the eligible party, by reason of the eligible party being or having been a director or officer of our company is or may be joined as a party, or is or may be liable in respect of a judgement, penalty or fine in, or expenses related to, the proceeding. Our articles define the term "eligible party" to mean an individual who (i) is or was a director or officer of our company, (ii) is or was a director or officer of another corporation, (A) at a time when that other corporation is or was an affiliate of our company or, (B) at the request of our company, or (iii) at the request of our company, is or was, or holds or held a position equivalent to that of, a director or officer of a partnership, trust, joint venture or other unincorporated entity.

Subject to any restrictions in the *Business Corporations Act (British Columbia)*, our articles permit us to indemnify any person. Our articles also permit our company to purchase and maintain insurance against any liability incurred by an individual (or his or her heirs or personal legal representatives) who (i) is or was a director, officer, employee or agent of our company, (ii) is or was a director, officer, employee or agent of another corporation at a time when the other corporation is or was an affiliate of our company, (iii) at the request of our company, is or was a director, officer, employee or agent of a corporation or of a partnership, trust, joint venture or other unincorporated entity, (iv) at the request of our company, holds or held a position equivalent to that of a director or officer of a partnership, trust, joint venture or other unincorporated entity, where such liability is or was incurred by such individual as such director, officer, employee or agent or person who holds or held such equivalent position.

We maintain policies of insurance under which coverage is provided to our directors and officers against losses arising from claims made by reason of breach of duty or other wrongful act, and under which coverage is provided to us with respect to payments which we may make to such directors and officers pursuant to the above indemnification provisions or otherwise.

Exhibit 10.31

# LOAN AGREEMENT

## by and between

## TRULIEVE CAPPS HIGHWAY LLC, as Borrower

## and

## VALLEY NATIONAL  BANK, as Agent

## And

## THE LENDERS NAMED HEREIN,
## ("Lender")

## Dated: as of December 21, 2022

**[Certain information indicated by [\*\*\*] has been excluded from this Exhibit 10.31 because it is not material.]**

# LOAN AGREEMENT

**THIS LOAN AGREEMENT** ("**Agreement**") dated this 21st day of December, 2022 by and between **TRULIEVE CAPPS HIGHWAY LLC,** a Florida limited liability company ("**Borrower**"), having a mailing address of 3494 Martin Hurst Road, Tallahassee, Florida 32312, and **VALLEY NATIONAL BANK, ("VNB")** a national banking organization, having an office at 1455 Valley Road, Wayne, New Jersey 07470, as administrative agent (including any of its successors and assigns, **"Agent")** for VNB, individually as a Lender, and the other lenders hereto (collectively, together with such other co-lenders as may exist from time to time, **"Lender").**

## Background

Borrower is the owner in fee simple of certain real property designated as Parcel Numbers: 08-1S-4E-0000-0043-0000 and 08-1S-4E-0000-0040-0100 on the tax maps of the City of Monticello, Jefferson County, State of Florida and located at 1834 W Capps Highway, Monticello, Florida, (the "**Real Property**") together with the commercial and agricultural grow buildings located thereon (the "**Improvements**"). The Real Property and the Improvements now or hereafter erected thereon and all personal property owned by Borrower and encumbered by the Mortgage, together with all of the Borrower's rights pertaining to such property and Improvements, as more particularly described in the Granting Clauses of the Mortgage, are sometimes collectively referred to herein as the "**Mortgaged Property**." The Real Property is more fully described in Exhibit A attached to the Mortgage.

Borrower desires to borrow from Lender and Agent is set to administer and each Lender, subject to the terms and conditions set forth herein, is severally prepared to lend to Borrower the overall sum of **SEVENTY-ONE MILLION FIVE HUNDRED THOUSAND AND NO/100 ($71,500,000.00) DOLLARS** in order to (a) refinance certain existing indebtedness of Borrower, (b) finance costs incurred in connection with the closing of the transaction contemplated herein, (c) finance the cost of the Improvements and (d) finance other matters of Borrower (collectively, the "**Loan Purposes**").

VNB, First Federal Bank ("**FFB**") and Cogent Bank ("**Cogent**") are the three lenders that will make the Loan to Borrower.

**NOW THEREFORE**, in consideration of the premises, and of the mutual promises and undertakings of the parties set forth herein, and with the intention of being legally bound hereby, the parties hereto agree as follows:

1. The Loan**.**

(a) Purpose and Amount. On the date hereof, Agent shall administer the Loan and Lender is lending to Borrower the sum of **SEVENTY-ONE MILLION FIVE HUNDRED THOUSAND AND NO/100 ($71,500,000.00) DOLLARS** (the "**Loan**") for the Loan Purposes.

(b) Loan Documents; Security.

(i) Borrower's obligation to repay the Loan and any other sums loaned to Borrower by Lender hereunder is evidenced by one or more notes, made by Borrower to each

Lender in the respective principal amounts of the related Lender's Ratable Share (as defined below) of the Loan, and all of which notes shall collectively be in the aggregate principal amount of **SEVENTY-ONE MILLION FIVE HUNDRED THOUSAND AND NO/100 ($71,500,000.00) DOLLARS** (the "**Principal Sum")** (collectively, as the same may be amended, supplemented, restated, increased, extended and consolidated, substituted or replaced from time to time, the "**Note**") providing for the payment of principal (together with interest thereon at the rate set forth therein, in such installments, at such times, and according to such further terms as set forth in the Note. Ratable Share shall mean with respect to any Lender, the percentage of such Lender's maximum committed loan amount, which shall be set forth on Schedule I attached hereto, as such amount shall be reduced from time to time in accordance with provisions of the Note.

(ii)     As security for the Note and all of Borrower's obligations thereunder and hereunder, Borrower shall execute and deliver to Agent on behalf of Lender or cause to be executed and delivered to Agent on behalf of Lender, as the case may be, the following:

(A)    Four Mortgage and Security Agreements (collectively, the "**Mortgage**") encumbering the Mortgaged Property, and all renewals and replacements thereof or additions thereto, all as more specifically described in each Mortgage.

(B)    Four Absolute Assignments of Leases and Rents (collectively, the "**Assignment of Leases and Rents**") assigning all of Borrower's right, title and interest in and to any and all present and future leases affecting the Mortgaged Property or any part thereof, all as more particularly set forth in each Assignment of Leases and Rents.

(C)    Uniform Commercial Code financing statements (the "**UCCs**") delivered by Borrower in favor of each Lender perfecting Lender's security interests granted pursuant to the Mortgage in all tangible and intangible Personal Property (as hereinafter defined) now owned or hereafter acquired by Borrower and located on or used in connection with the Mortgaged Property.

(D)    A Guaranty and Suretyship Agreement (the "**Guaranty**") executed by Trulieve, Inc. ("**Trulieve Tenant**") and Trulieve Holdings, Inc. ("**Trulieve Holdings**") (each, a "**Guarantor**" and collectively, the "**Guarantors**") in favor of Agent and Lender pursuant to which Guarantors guarantee the Guaranteed Obligations (as such term is defined in the Guaranty), all as more particularly set forth in the Guaranty.

(E)    A Guaranty of Lease Payments **(the "Lease Guaranty")** executed by Trulieve Cannabis Corp. ("**TCC**") in favor of Agent and Lender pursuant to which TCC guarantees the Lease Payments (as such term is defined in the Lease Guaranty), all as more particularly set forth in the Lease Guaranty.

(F)    An Environmental Indemnity Agreement ("**Environmental Indemnity**") executed by Borrower and Guarantors (collectively, the "**Environmental Indemnitors**") for the benefit of Agent and Lender pursuant to which Environmental Indemnitors, jointly and severally, will indemnify, defend and hold Agent and Lender harmless from and against all costs, claims, liability or expense arising in connection with Environmental Laws, Regulated Substances, or Contamination as such terms are defined in the Environmental Indemnity.

(iii)    As further support for the Loan, Borrower shall execute and deliver to Lender or cause to be executed and delivered to Lender, as the case may be, the following:

(A)    Subordination, Non-Disturbance and Attornment Agreements on Agent's standard form from the tenants occupying the Mortgaged Property where such leases do not have mortgagee subordination provisions acceptable to Agent,  each executed by Borrower and the applicable tenant; and

(B)    Tenant estoppel certificates (in a form required under such tenant's lease, or if not so required, on Agent's standard form) from all the commercial tenants occupying the Mortgaged Property executed by the applicable tenant.

(iv)    Borrower shall enter into, execute and deliver, or cause to be executed and delivered, such additional documents and instruments as Agent and Lender shall reasonably require in connection with the Loan.  The Notes, Mortgages, Assignments of Leases and Rents, UCCs, Guaranty, Lease Guaranty, Environmental Indemnity and other documents and instruments executed and delivered to Agent in connection with the Loan (all of which, together with this Agreement (as from time to time amended, restated and extended) are hereinafter collectively referred to as the "**Loan Documents**") shall be in form and substance satisfactory to Agent and Lender, and all necessary filing and recording fees with respect thereto shall be paid by Borrower.

(v)    In connection with an interest rate swap agreement, Borrower shall enter into and/or deliver to Lender in form and content satisfactory to Lender in its sole and absolute discretion, any and all documents related to any Swap Transactions (as defined herein) by and between the Borrower and Lender, including but not limited to the Swap Transaction Documents (as defined herein). All such Swap Transaction Documents shall include such terms and conditions as required by Lender and/or its counsel.  The Borrower acknowledges and agrees that any and all Collateral (hereinafter defined) granted to secure the Note and the other Loan Documents shall also secure any and all Swap Indebtedness.

(c)    <u>Increased Costs</u>.  If any existing or future law, regulation, or guideline or the interpretation thereof by any Governmental Authority, court or administrative agency charged with the administration thereof, or compliance by Agent and Lender with any request or directive (whether or not having the force of law) made by or from such Governmental Authority, imposes, modifies, deems applicable or results in the application of any capital maintenance, capital ratio or similar requirement against loan commitments made by Lender (or participations therein) or Agent on behalf of Lender in anticipation of the effectiveness of any capital maintenance, capital ratio or similar requirement takes reasonable action to enable itself to comply therewith, and the result thereof is to impose upon Lender or increase any capital requirement applicable as a result of the making or maintenance of the commitment or participations therein and are generally being imposed by Lender on similarly situated borrowers (as reasonably determined by Agent on behalf of Lender) (which imposition of or increase in capital requirements may be determined by Agent's reasonable allocation of the aggregate of such capital impositions or increases) then, within thirty (30) days of written demand by Agent together with a certificate setting forth the basis and amount of each request by Agent for compensation under this section, Borrower shall pay to Agent on behalf of Lender from time to time as specified by Agent additional commitment fees that shall be sufficient to compensate Lender for such impositions of or increase in capital requirements,

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together with interest on each such amount from the date that is thirty (30) days after such written demand by Agent until payment in full thereof at the otherwise applicable rate hereunder. For the avoidance of doubt, Agent shall confirm to Borrower at the time it makes any claim under this Section 1(c) that the methods of determination and allocation used by it in determining the amount of Borrower's payment are reasonably consistent with Lender's treatment of customers similar to Borrower (as reasonably determined by Agent). For purposes of this Agreement the term "Governmental Authority" shall mean: any governmental court, board, agency, administrative agency, commission, office, authority, department, bureau or instrumentality of any nature whatsoever or any governmental unit (federal, state, county, district, municipal, city or otherwise) whether now or hereafter in existence.

(d) <u>Use of Term</u>. The term "**Obligor**" as used in this Agreement shall mean individually and collectively, Borrower and any Guarantor.

2. <u>Representations and Warranties</u>

. Borrower hereby represents and warrants to Agent and Lender that as of the date hereof (and which representations and warranties shall continue and survive until the Loan has been paid in full):

(a) <u>Formation; Existence; Composition</u>. Borrower is a limited liability company validly existing and in good standing in the State of Florida and has the power and authority to own and operate the Mortgaged Property in the State of Florida. Kimberly Rivers ("**Rivers**") is a Manager, Chief Executive Officer and President of Borrower and Eric Powers ("**Powers**") is a Manager, Secretary and Treasurer of Borrower. Trulieve Holdings is a Delaware corporation and is the sole member of the Borrower. Trulieve Holdings' sole shareholder is TCC, which is a British Columbia, Canadian corporation. True and correct copies of Borrower's Articles of Organization and Operating Agreement, together with all amendments thereto ("**Organizational Documents**") and a current Good Standing Certificate issued by the Florida Secretary of State, have been furnished to Agent on behalf of Lender and the same are in full force and effect as of the date of this Agreement.

(b) <u>Power and Authority; Authorization; Enforceability</u>. Borrower has full power, authority and legal right to execute, deliver and comply with each of the Loan Documents to which it is a party and any other document or instrument relating to the Loan to be executed by Borrower. All actions of Borrower and other authorizations necessary or appropriate for the execution and delivery of and compliance with the Loan Documents and such other documents and instruments have been taken or obtained and the Loan Documents and such other documents and instruments constitute the respective valid and legally binding obligations of Borrower, enforceable against Borrower in accordance with their respective terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization or other similar laws affecting the enforcement of creditors' rights generally, and by applicable general principals of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

(c) <u>Governmental Approval of Loan Documents</u>. No consent, approval, or other authorization of or by Florida Governmental Authority is required in connection with Borrower's

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execution and delivery of or compliance with any of the Loan Documents, or of any other document or instrument relating to the Loan executed by Borrower. To the best knowledge of the Borrower, no consent, approval or other authorization of or by a federal Governmental Authority that regulates, oversees or prosecutes the sale, growing or dispensing of cannabis is required in connection with the Borrower's execution and delivery of or compliance with any of the Loan Documents or of any other document or instrument relating to the Loan executed by Borrower.

(d)     Conflict; Breach.  Borrower's execution and delivery of and compliance with the Loan Documents will not conflict with or result in a breach of any applicable law, judgment, order, writ, injunction, decree, rule, or regulation of any Governmental Authority, or of any provision of Borrower's Organizational Documents or of any agreement or other document or instrument to which Borrower is a party or by which Borrower or any of its property is bound, and such actions by Borrower will not result in the creation or imposition of any lien, charge or encumbrance upon any property of Borrower or of anyone other than Lender.

(e)     Litigation.  There is no action, suit or proceeding pending or, to the knowledge of Borrower, threatened in writing against or affecting Borrower or the Mortgaged Property before or by Governmental Authority that is not fully covered by insurance, or is reasonably likely to have a "material adverse change" (as such term is defined in Section 9 of this Agreement) on the transaction contemplated hereby.

(f)     Compliance With Laws.  The Mortgaged Property, and the use thereof, complies in all material respects with all applicable zoning, fire, electrical, safety, building and land use codes, Cannabis Growing Licenses, Florida Cannabis Laws, regulations and statutes, laws and regulations and if damaged the Mortgaged Property can be rebuilt without variance or special exception.

(g)     Title to the Mortgaged Property.  Borrower has, or simultaneously with the consummation of the Loan will have, good and insurable, and to the best knowledge of the Borrower, marketable fee simple title to the Mortgaged Property. The Mortgaged Property shall not be subject to any lien, charge, or encumbrance except the Permitted Encumbrances (defined in the Mortgage) and such liens that Borrower may have bonded or be contesting in accordance with the  provisions of the Mortgage.

(h)     Title to Personal Property.  All personal property ("**Personal Property**") with respect to which Borrower has granted to Lender a security interest pursuant to any of the Loan Documents is otherwise owned by Borrower and is free and clear of all liens, encumbrances, and security interests except for the Permitted Encumbrances. Personal Property shall be defined as (i) materials, (ii) all items of tangible and intangible personal property,  and (iii) Equipment, Building Equipment and Intangibles (as each is defined in the Mortgage) now or hereafter owned by Borrower, wherever located, and either (i) to be incorporated into the Improvements, (ii) used in connection with the construction of the Improvements or (iii) to be used in connection with the operation of the Mortgaged Property.

(i)     Bankruptcy; Insolvency.

(i) Neither Borrower nor any other Obligor, as the case may be, has applied for or consented to the appointment of a receiver, trustee or liquidator of itself, himself or herself or any of its, his or her property, admitted in writing its, his or her inability to pay its, his or her debts as they mature, made a general assignment for the benefit of creditors, been adjudicated as bankrupt or insolvent or filed a voluntary petition in bankruptcy, or a petition or an answer seeking reorganization or an arrangement with creditors or to take advantage of any bankruptcy, reorganization, insolvency, readjustment of debt, dissolution or liquidation law or statute, or an answer admitting the material allegations of a petition filed against it, him or her in any proceeding under any such law, and no action has been taken by it, him or her for the purpose of effecting any of the foregoing. No order, judgment or decree has been entered by any court of competent jurisdiction approving a petition seeking reorganization of Borrower, any general partner of Borrower, or any other Obligor, or all or a substantial part of the assets of Borrower, or any other Obligor, or appointing a receiver, sequestrator, trustee or liquidator of it, him or her or any of its, his or her property.

(ii)     Neither Borrower nor any other Obligor, as the case may be, has failed (A) to maintain adequate capital for the normal obligations reasonably foreseeable in a business of its size and character and in light of its contemplated business operations or (B) failed to remain solvent or pay its own liabilities (including, without limitation, salaries of its own employees) only from its own funds.

(j)     No Default. Borrower is not in default in the payment or performance of any of its obligations or in the performance of any mortgage, indenture, lease, contract or other agreement or undertaking to which it is a party or by which it or any of its properties or assets may be bound, which default may materially affect its business, assets, liabilities, results of operations or financial condition. Borrower is not in default under any order, award or decree of any court, arbitrator, or Governmental Authority binding upon or affecting it or by which any of its properties or assets may be bound or affected, and no such order, award or decree, if any, materially and adversely affects the ability of Borrower to carry on its business as presently conducted or to perform its obligations under the Loan Documents.

(k)     Tax Returns and Payments. All federal, state and other tax returns of each Obligor required by law to be filed have been duly filed or extensions obtained, and all federal, state and other taxes, assessments and governmental charges or levies upon such Obligor or any of its properties, income, profits or assets which are due and payable have been paid.

(l)     Financial Statements. All financial statements furnished to Agent and Lender are true, correct and complete in all material respects and reflect all material direct and contingent liabilities of every kind required to be provided for on a balance sheet prepared in accordance with generally accepted accounting principles ("**GAAP**"), and fairly present the financial position and results of operations of TCC as of the last publicly published financial statements.

(m)     No Adverse Changes. Since the date of the most recent financial statements published by TCC, no "material adverse change" has occurred in the business, assets, liabilities, financial condition, results of operations or business prospects of Borrower, and no event has occurred or failed to occur which has had or is reasonably likely to have a material adverse effect on the business, assets, liabilities, financial condition, results of operations or business prospects of Borrower.

(n)  Accuracy and Completeness of Information.  All information, reports, statements and other papers and data furnished to Agent and Lender prepared by or for Borrower were, at the time the same were so furnished, complete and correct in all material respects.  No document furnished or statement made to Agent by Borrower and to the best of Borrower's knowledge, any Obligor, in connection with the negotiation, preparation or execution of the Loan Documents contains or will contain any untrue statement of fact or omits or will omit to state a material fact necessary in order to make the statements contained therein not misleading.  No fact is known to Borrower which has had, or may in the future have, a material adverse change upon any Obligor's business, assets, liabilities, condition, financial or otherwise, or results of operations, that has not been set forth in the financial statements furnished to Agent or other reports or other papers or data otherwise disclosed in writing to Agent.

(o)  Patriot Act, etc.  Neither Rivers, Powers, any Obligor, any owner of a direct, nor to the best of Borrower's knowledge, an indirect interest in Borrower or any other individual with significant responsibility managing the Borrower (i) is listed on any Government Lists (as defined below), (ii) is a person who has been determined by competent authority to be subject to the prohibitions contained in Presidential Executive Order No. 13224 (Sept. 23, 2001) or any other similar prohibitions contained in the rules and regulations of OFAC (as defined below) or in any enabling legislation or other Presidential Executive Orders in respect thereof, (iii) has been previously indicted for, or convicted of, any felony involving a crime or crimes of moral turpitude or for any Patriot Act Offense (as defined below), or (iv) is currently under investigation by any Governmental Authority for alleged criminal activity.  The term "**Government Lists**" means (i) the Specially Designated Nationals and Blocked Persons Lists maintained by Office of Foreign Assets Control ("**OFAC**"), (ii) any other list of terrorists, terrorist organizations or narcotics traffickers maintained pursuant to any of the Rules and Regulations of OFAC, or (iii) any similar lists maintained by the United States Department of State, the United States Department of Commerce or any other government authority or pursuant to any Executive Order of the President of the United States of America. The term "**Patriot Act Offense**" means any violation of the criminal laws of the United States of America or of any of the several states, or that would be a criminal violation if committed within the jurisdiction of the United States of America or any of the several states, relating to terrorism or the laundering of monetary instruments, including any offense under (i) the criminal laws against terrorism, (ii) the criminal laws against money laundering, (iii) the Bank Secrecy Act, as amended, (iv) the Money Laundering Control Act of 1986, as amended, or the (v) Patriot Act, as amended.  "Patriot Act Offense" also includes the crimes of conspiracy to commit, or aiding and abetting another to commit, a Patriot Act Offense.

3. Covenants

Borrower covenants and agrees that, until the Loan has been paid in full:

(a)  Compliance with Laws.  The Real Property and the Improvements shall be operated and maintained in accordance with all applicable laws, rules and regulations relating thereto and Trulieve Tenant will operate in compliance with all licenses and permits in compliance with State Cannabis Laws. Notwithstanding the foregoing, Agent and Borrower acknowledge that although certain State Cannabis Laws have legalized the cultivation, distribution, sale and possession of cannabis and related products (a) the nature and scope of Federal Cannabis Laws may result in circumstances where activities permitted under State Cannabis Laws may contravene

Federal Cannabis Laws and (b) engagement in Restricted Cannabis Activities may contravene Federal Cannabis Laws. Accordingly for this Loan, each representation, covenant and other provision hereof relating to compliance with "applicable law" (or words of similar effect) will be subject to the following: engagement that is permitted under State Cannabis Laws but contravenes Federal Cannabis Laws, and in respect of which the applicable Governmental Authority have agreed, or are bound by applicable law to forego or have otherwise suspended prosecution and enforcement of such Federal Cannabis Laws, will not, in of itself, be deemed non-compliance with applicable laws, provided however that engagement in any Restricted Cannabis Activity, as determined by Agent in its sole discretion, will be deemed to be non-compliance with applicable law and any change in Cannabis Laws that results in the Borrower's business activities becoming a Restricted Cannabis Activity will be deemed to be non-compliance with applicable law.

(b)  Commercial Leases.  Except for that certain Lease of even date herewith between Borrower, as landlord, and Trulieve Tenant, as tenant (the "**Trulieve Lease**"), which is hereby approved by Agent and Lender, subject to the below provisos, the Borrower shall not enter into any lease or similar agreement for space in the Mortgaged Property to a single tenant that is over 5,000 square feet (the "**Lease Threshold**"), without obtaining Agent's prior written approval of all of the terms and conditions thereof, which approval shall not be unreasonably conditioned, withheld or delayed, provided however, that multiple leases or combination of leases which are to a tenant or its affiliates which are below the Lease Threshold but in the aggregate exceed the Lease Threshold shall still be subject to Agent approval. Once approved or deemed approved, the Borrower shall not materially amend or modify or cancel the Trulieve Lease or any other lease or similar agreement that exceeds the Lease Threshold except as specifically provided for therein without obtaining Agent's prior written approval, which approval shall not be unreasonably conditioned, withheld or delayed.  Agent shall have the right from time to time to require the Borrower to provide tenant estoppel certificates (in a form required under such tenant's lease, or if not so required, on Agent's standard form) from the tenants occupying the Mortgaged Property. Agent and Lender acknowledge that (i) the Trulieve Lease is not a Capital Lease as such term is defined in this Agreement and (ii) the Trulieve Lease does not have to be negotiated on an arm's length basis between unaffiliated third parties provided that the lease terms have a reasonable relationship with comparable leases in Jefferson County, Florida.

(c)  Additional Financing.  Borrower shall not incur any additional indebtedness on its Personal Property or the Real Property (except trade payables and equipment financing) whether or not secured by any lien or security interest on the Mortgaged Property or any other property encumbered in favor of Lender to secure the Loan without obtaining Agent's prior written consent thereto.

(d)  Status of Title to Mortgaged Property.  Except for Permitted Transfers (defined in Section 3(k) of this Agreement), leases pursuant to Section 3(b) above, or the sale of the Mortgaged Property and the corresponding and simultaneous payment by the Borrower to the Agent of the Aggregate Debt, all Swap amounts due under the Note and all other monetary sums owed by Borrower to Agent under the Loan Documents all as determined by the Agent, the Borrower shall not transfer ownership (whether legal or equitable) of the Mortgaged Property or any part thereof, directly or indirectly, voluntarily or involuntarily, without the prior written approval of Agent, which may be granted or withheld in Agent's sole, non-reviewable discretion. Without the prior written consent of Agent, the Borrower shall not create or permit to exist any

8

lien, encumbrance or security interest in favor of any third party with respect to the Mortgaged Property or any property, whether or not a fixture, installed thereon or stored thereat unless such lien is bonded or discharged pursuant to Section 3(jj) and the Borrower shall keep all such property free from any such lien or security interest other than those created in favor of Lender pursuant to the Loan Documents and liens for Taxes (as such term is defined in the Mortgage) not yet due and payable and Permitted Encumbrances. In general, the Borrower shall keep the title to the Mortgaged Property good, marketable and insurable and free of any matter which would prevent any title insurance company from certifying the lien of any mortgage to be executed in favor of another lender or other mortgagee in substitution for or in payment of the Loan, as other than a good and valid first lien upon the Mortgaged Property.

(e)  Environmental Matters. Borrower will not, and will not permit any tenant or other occupant of the Mortgaged Property to, store, use, generate, treat or dispose of any Regulated Substances or Contamination (each term being defined in the Environmental Indemnity Agreement) on the Mortgaged Property in violation of any applicable federal, state or local laws or regulations. Borrower shall notify Lender in writing, within five (5) days of Borrower's notice of any of the following: any pending or threatened (in writing) claim, demand or action by any Governmental Authority or third party relating to any Regulated Substances or Contamination affecting the Mortgaged Property of which Borrower has actual knowledge or the discovery of any Regulated Substances or Contamination at the Mortgaged Property or on any real property adjoining or in the vicinity of the Mortgaged Property.

(f)  Financial Information. During the term of the Loan, the Borrower shall:

(i)  Deliver or cause to be delivered to the Agent no later than one hundred twenty (120) days from the close of each fiscal year of TCC during the term hereunder, each in form and substance reasonably acceptable to the Lender:

(A)  the annual financial statements of TCC as of the end of and for such calendar year in form substantially similar to those previously delivered by Borrower to Lender, and which shall include TCC's balance sheet and statements of cash flow for such preceding calendar year just ended. All such financial statements shall be prepared in accordance with GAAP by an authorized officer of TCC who shall certify same as presenting accurately in all material respects the financial condition of TCC, provided however, that this documentary delivery requirement shall be waived so long as TCC publicly reports its annual financial results on form 10K or such other Canadian equivalent.

(ii)  In the event that TCC fails to publicly report its financial statements, the failure by Borrower to provide, or cause to be provided by TCC, the financial information in the time periods required, may, in Agent's sole, non-reviewable discretion, result in an increase in the rate of interest under the Note by one percentage point (one hundred basis points) per annum for the period during which the financial information remains outstanding. Any such rate increase shall be in addition to all other remedies available to Agent under this Agreement and the Note.

(g)  Additional Financial Information. Borrower shall furnish to Agent such additional financial statements and reports, asset verification, and other information as Agent may reasonably request from time to time.

(h)    Financial Covenants.

(i)    DSCR:  Beginning with the six-month period ending June 30, 2023, TCC shall maintain a minimum Debt Service Coverage Ratio (as defined more fully below, "**DSCR**") of 2.00x (the "**DSCR Threshold**") measured semi-annually on a rolling twelve-month basis on June 30 and December 31 of each year (each, a "**Testing Period**").

(ii)    EBITDA:  During the term of the Loan, the Maximum Funded Debt of TCC to Consolidated EBITDA shall not exceed 3.50x, which calculation shall be measured quarterly as set forth below.

(iii)    Quarterly Certificate:

(A)    The Borrower shall deliver quarterly to Agent, by the earlier to occur of (i) five (5) Business Days after TCC publishes it's financials for the prior quarter or (ii)  forty-five (45) days after prior quarter end, or with respect only to prior year ends, (60) days following the prior year end, a certificate ("**Quarterly Certificate**") executed by an authorized officer of Borrower certifying that (a) there exists no event or circumstance that constitutes a default or Event of Default by Borrower under the Loan Documents; (b) that there exists no default or Event of Default under the Senior Notes (as defined in the Note) between VNB and Trulieve Holdings and Trulieve Tenant; (c) Borrower has no knowledge and has not received any notice of any pending or threatened (in writing) events, actions or proceedings affecting the Cannabis Licenses or operations at the Mortgaged Property, which, as to the operations at the Mortgaged Property, is not fully covered by insurance and (d) TCC's calculation of its EBITDA for the prior quarter.  The Borrower shall also deliver with the Quarterly Certificate that certain TCC Competitor List required in Section 11(d) of this Agreement. The first Quarterly Certificate shall be delivered by the Borrower to Agent on the date that is earlier of (i) five (5) Business Days after TCC publishes it's financials for the quarter ending December 31, 2022 or (ii) forty-five (45) days after December 31, 2022.

(iv)    Liquidity: Borrower shall maintain a minimum Liquidity of $25,000,000 as measured semi-annually on June 30 and December 31 of each year, the first such test commencing on June 30, 2023.

(v)    For purposes of this Agreement, the following definitions shall be applicable:

"**Amortization**"  shall mean the payments of principal by the Borrower during the term of the loan based on a 240-month (20) year time frame. The Agent. shall calculate the Amortization to be paid by the Borrower.

"**Cash**" shall mean the legal tender of the United States of America.

"**Cash Equivalents**" shall mean  (a) obligations. or securities issued or directly and fully guaranteed or insured by the United States of America or any agency thereof; (b) certificates of deposit, time deposits and bankers' acceptances, and overnight bank deposits, in each case which

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are issued by a commercial bank organized under the laws of the United States or any state or district thereof; (c) repurchase obligations with a term of not more than 30 days for underlying investments of the types described in clauses (a) and (b); and (d) shares of any money market fund that has substantially all of its assets invested continuously in the types of investments referred to above.

"**CPLTD**" shall mean the current portion of long-term debt.

"**CP of Capital Lease Obligations**" shall mean the current portion of a Capital Lease payment that is due within the following fiscal year.

"**Capital Lease**" shall mean a lease agreement of business equipment or property. The lesser agrees to transfer the ownership rights to the lessee once the lease period is completed. A Capital Lease is a long-term lease obligation.

"**Capital Expenditures**" are funds used by a company to acquire, upgrade and maintain physical assets such as property, plants, factories, buildings and technology.

"**Consolidated EBITDA**" shall mean for any period with respect to TCC and its Affiliates on a consolidated basis, the sum of (a) consolidated Net Income (or loss) for such period (excluding extraordinary gains and losses), plus (b) the following items solely to the extent such items are deducted from the calculation of Net Income for such period: (i) all Interest Expense for such period, plus (ii) all charges against income for such period for federal, state, foreign, franchise and local taxes, plus (iii) Depreciation expenses for such period, plus (iv) Amortization expenses for such period, plus (v) one time transaction costs, fees and expenses paid in cash in connection with the execution and delivery of this Agreement including all fees paid to the Agent and Lenders, plus (vi) fees and expenses incurred in connection with any amendments or waivers of any of the Loan Documents, plus (vii) Extraordinary non-recurring expenses. Consolidated EBITDA shall be calculated by TCC and subject to verification and final determination by Agent based on Agent's usual method of calculation for similar projects, which determination shall be final absent manifest error.

"**Depreciation**" which is a non-cash charge, shall mean a reduction in the value of an asset with the passage of time, due in particular to wear and tear, and shall be calculated in accordance with GAAP.

"**DSCR**" means, for each Testing Period, the quotient obtained by dividing (a) the sum of Net Income, Depreciation, Amortization, Interest Expense, plus, to the extent determined by the Lender in its sole discretion, other non-cash expenses and Extraordinary non-recurring expenses by (b) (i) CPLTD, (ii) the current portion of Capital Leases plus (iii) Interest Expense.

"**Extraordinary non-recuring expenses**" shall mean expenses which are unusual or infrequent gains or losses in a company's financial statements that are unlikely to recur and shall be determined by Lenders in its their sole discretion, such determination being considered a "Major Decision" as defined in Section 10(b)(v) hereof. The Agent acknowledges that the Remaining Construction is not an Extraordinary non-recurring expense.

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.

"**Gross Revenue**" shall mean all revenue of TCC from whatever source, but excluding taxes on receipts required to be accounted for by TCC to any Governmental Authority, non-recurring revenues as determined by Agent, refunds and uncollectible accounts, proceeds of casualty insurance, Awards (other than business interruption or other loss of income insurance related to business interruption or loss of income for the period in question) and any disbursements to Borrower of any funds established by the Loan Documents. Gross Revenue shall be computed in accordance with GAAP and shall be calculated by TCC and subject to verification and final determination by Agent based on Agent's usual method of calculation for similar projects, which determination shall be final absent manifest error.

"**Interest Expense**" shall mean all interest payable by TCC and its Subsidiaries (including interest owed to institutional lenders and as a result of private placements).

"**Liquidity**" shall mean unrestricted and unencumbered Cash and Cash Equivalents acceptable to Agent.

"**Maximum Funded Debt**" shall mean, as to TCC and its Subsidiaries, all debt owed to institutional lenders and as a result of private placement.

"**Net Income**" shall mean Gross Revenue less Operating Expenses.

"**Net Worth**" shall mean the excess of total assets over total liabilities, each determined in accordance with GAAP provided that depreciation and amortization of equipment and goodwill shall not be deducted from total assets.

"**Non-cash expenses**" shall mean business expenses (including but not limited to write downs or accounting entries) that do not require the expenditure of cash and do not affect cash flow including depreciation, depletion (allocation of the costs of natural resources (such as minerals, oils, and timber) being extracted from the land), Amortization, and deferred charges (those certain long-term prepaid expenses that are carried as an asset on a balance sheet until used/consumed).

"**Operating Expenses**" shall mean all costs and expenses of TCC, including, without limitation, utilities, repairs and maintenance, insurance premiums, taxes, ground rent, impositions, advertising expenses, professional fees, payroll and related taxes, equipment lease payments but excluding actual Capital Expenditures, Depreciation, Amortization and other similar Non-cash expenses; provided, however, such costs and expenses shall be subject to adjustment by Agent to normalize such costs and expenses. Operating Expenses shall be calculated by TCC and subject to verification and final determination by Agent based on Agent's usual method of calculation for similar projects, which determination shall be final absent manifest error.

(i)     Maintenance of Existence.  Borrower shall maintain its existence as a Florida limited liability company.  Borrower shall not amend its Organizational Documents except for ministerial changes to the Organizational Document that do not affect the ownership structure or membership of Borrower or change its fiscal year, without in each case obtaining the prior written approval of Agent, which approval shall not be unreasonably withheld, delayed or conditioned.

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(j)    Single Purpose, Bankruptcy Remote Entity.  Borrower has not and shall not:

(i)    engage in any business or activity other than the purchase, ownership, development, construction, leasing, growing, licensing and/or sale of the Mortgaged Property and any activities incidental thereto;

(ii)    acquire or own any assets other than (A) the Mortgaged Property, and (B) such incidental Personal Property as may be necessary for the ownership of the Mortgaged Property;

(iii)    merge into or consolidate with any person or entity, or dissolve, terminate, liquidate in whole or in part, transfer or otherwise dispose of all or substantially all of its assets or change its legal structure;

(iv)    fail to observe all organizational formalities or fail to preserve its existence as an entity duly organized, validly existing and in good standing (if applicable) under the applicable legal requirements of the jurisdiction of its organization or formation, or amend, modify, terminate or fail to comply with the provisions of its organizational documents;

(v)    form or own any subsidiary or make any investment in any person or entity;

(vi)    commingle its assets with the assets of any other person or entity;

(vii)    incur any debt, secured or unsecured, direct or contingent (including guaranteeing any obligation) other than (A) the Loan and/or (B) trade and operational indebtedness incurred in the ordinary course of business with trade creditors on commercial reasonable terms and conditions;

(viii)    assume or guaranty the debts of any other person or entity, hold itself out to be responsible for the debts of any other person or entity, pledge its assets for the benefit of any other person or entity, hold out its credit as being available to satisfy the obligations of any other person or entity, or acquire obligations or securities of any other person or entity; or

(ix)    fail to remain in good standing under the laws of the State of Florida.

(k)    No Transfer of Equity Interest.

(i)    Borrower shall maintain: (x) Rivers as a Manager, President and Chief Executive Officer and Powers as a Manager, Secretary and Treasurer of Borrower, provided, however, that Borrower shall have the right to replace Rivers or Powers as a result of either's death or incapacity or leaving the employment of TCC or Borrower provided that in such event Borrower shall be required to replace Rivers or Powers with a manager or officer of similar experience in running a multinational Cannabis company, (y) Trulieve Holdings as the sole member of Borrower and (z) TCC as the sole shareholder of Trulieve Holdings, subject to the provisions in Section 3(k)(iii) below.  No direct equity ownership in Borrower will be transferred, pledged or encumbered without the prior written consent of Agent, which may be granted or withheld in Agent's non-reviewable discretion.  Notwithstanding the foregoing, and provided there then exists no Event of

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Default or state of facts which with the giving of notice or passage of time, or both, would become an Event of Default, the following shall be permitted so long as the Permitted Transfer Conditions (defined below) are satisfied (the **"Permitted Transfers"**):

(A)     transfers of direct ownership interests in Borrower between individuals and/or legal entities or trusts owning equity interests in Borrower as of the date of this Agreement;

(B)     transfers of direct ownership interests in Borrower by devise or descent or by operation of law upon the death or disability of the transferor; and/or

(C)     transfers of ownership interests in Borrower to the owner's immediate family members (i.e., spouse, child, parent, sibling or grandchild of such owner) or a trust established for the benefit of such immediate family member.

(ii)     The following items (A), B), (C) and (D) are each a "**Permitted Transfer Condition**" and collectively, the "**Permitted Transfer Conditions**":

(A)     Agent may establish a threshold level of percentage ownership interest of existing owners of direct interest in Borrower to which all direct owners of Borrower shall adhere;

(B)     the management of TCC, Borrower, Trulieve Holdings., and/or Trulieve Tenant shall not be changed except as provided in Section (k)(A)(x) above; and

(C)     no owner of a direct interest in Borrower (w) is listed on any Government Lists, (x) is a person who has been determined by competent authority to be subject to the prohibitions contained in Presidential Executive Order No. 13224 (Sept. 23, 2001) or any other similar prohibitions contained in the rules and regulations of OFAC or in any enabling legislation or other Presidential Executive Orders in respect thereof, (y) has been previously indicted for, or convicted of, any felony involving a crime or crimes of moral turpitude or for any Patriot Act Offense, or (z) is currently under investigation by any Governmental Authority for alleged criminal activity.

(D)     Borrower shall provide Agent with written notice and details of any Permitted Transfer of Borrower's direct membership interests within fifteen (15) Business Days (as defined in the Note) prior to the transfer becoming effective under the Loan Documents (or as soon as reasonably practical following the death or disability of the transferor)  so Agent can confirm compliance with the Permitted Transfer Conditions and the other applicable conditions in this sub-paragraph.  If Borrower does not provide Agent with such written notice and details of the Permitted Transfer, or satisfy the other applicable conditions in this sub-paragraph, the proposed Permitted Transfer shall constitute an Event of Default.

(iii)     Notwithstanding anything in Sections 3(k)(i) or (ii) or anything else herein or in the Loan Documents to the contrary, provided that Section 3(k)(ii)(B) of the Permitted Transfer Conditions is satisfied, no Lender consent shall be required, and nothing shall prevent (A) TCC or the holders of its securities from (directly or indirectly) offering, issuing, selling, transferring, pledging, encumbering any securities (including without limitation, any securities convertible or

14

exchangeable for shares or other securities of TCC) or assets of TCC, including, without limitation, pursuant to any compensation plan or contract or by or in connection with any reorganization, amalgamation, consolidation or merger, restructuring or recapitalization of TCC or (B) any direct or indirect transfers of membership interests, stock, shares or equity interest in Trulieve Holdings and/or Trulieve Tenant. For purposes of this Agreement, the Transfers in the foregoing clauses (A) and (B) of this Section 3(k)(iii) shall constitute "Permitted Transfers," but the Permitted Transfer Conditions shall not apply except for Section 3(k)(ii)(B).

(l) <u>Principal Office</u>. Borrower shall maintain its principal office and/or the office where it keeps its books and records at 3494 Martin Hurst Road, Tallahassee, Florida 32312 unless it gives Agent prior written notice of any proposed change in location thereof.

(m) <u>Books and Records</u>. Borrower shall keep complete and accurate books and records in accordance with GAAP consistently applied. Borrower shall furnish to Agent all such written information relating to its business operations as may be requested by Agent from time to time.

(n) <u>Audit</u>. Agent shall have the right at any time and from time to time during normal business hours upon forty-eight (48) hours' notice to audit the books and records of Borrower and Borrower shall be obligated to make available for any such audit all books, records and other information that Agent may reasonably request for such purpose and to cooperate fully with Agent in connection therewith. Notwithstanding the foregoing, after the occurrence and during the continuance of an Event of Default or as a result of requirements by the Agent's regulators, Agent shall have the right to audit at any time during normal business hours.

(o) <u>Changed Circumstances</u>. Borrower shall promptly notify Agent of any change in any fact or circumstance represented or warranted by Borrower herein and in any other documents furnished to Agent in connection with this Agreement.

(p) <u>Additional Appraisals</u>. If at any time Agent reasonably determines that the value of the Mortgaged Property may have materially diminished since the date of this Agreement or there is a Default or an Event of Default, then Agent shall have the right to obtain an updated appraisal in form and substance satisfactory to Agent. Unless there is any existing Event of Default in which case Borrower must pay for all appraisals, Borrower shall only be required to pay for any such appraisal obtained once every three (3) years during the term of the Loan.

(q) <u>Bank Accounts and Deposit Relationship</u>.

(i) Bank Accounts. Borrower covenants and agrees to establish a commercial checking account with the Agent (the "**Operating Account**") prior to or simultaneously with the execution and delivery of this Agreement and to maintain such account until the payment in full of the Loan. All loan payments shall be paid through the Operating Account.

(ii) The Operating Account shall be non-interest bearing account of the type customarily maintained by Agent or its servicing agent for similar purposes, which accounts may not bear the highest rate of interest then available in the market. All interest earned shall be added to the balance in such accounts. Borrower assumes all risk of loss with respect to amount on

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deposit in such accounts, other than loss resulting solely from the willful misconduct or gross negligence of Agent or Lender as finally determined by a court of competent jurisdiction. If an Event of Default shall occur, the Agent may, without notice or demand on Borrower, at its option: (i) withdraw any or all of the funds then remaining in the Operating Account and apply the same to the Loan, after deducting all actual costs of safekeeping, collection and delivery, in such manner as the Lender shall deem appropriate in its sole discretion, and the excess, if any, shall be paid to Borrower, or (ii) exercise any and all rights and remedies of a secured party under any applicable Uniform Commercial Code or available at law or in equity. No such use of the funds contained in the Operating Account shall be deemed to cure any Event of Default under any of the Loan Documents.

(iii)    Borrower, Obligors and/or their Affiliates agree to use VNB and FFB as one of its principal banks for deposits and general banking transactions during the term of the Loan.

(iv)    Deposit Relationship. On the date herewith, Borrower, Obligors and/or their Affiliates shall establish one or more accounts at VNB, which accounts may be comprised of existing accounts, which shall have an aggregate minimum deposit amount of $50,000,000. The accounts may be comprised of any VNB bank products. The Borrower, Obligors and their Affiliates shall maintain a minimum deposit amount of $10,000,000 at VNB during the Loan term. On the date herewith, Borrower, Obligors and their Affiliates shall also deposit or have on deposit $5,000,000 at FFB and maintain such balance at FFB throughout the Loan term. VNB and FFB shall periodically verify that the deposit minimums are being maintained and notify Borrower of any deposit minimum shortfall, which shall then be cured by a cash deposit by Borrower, Obligors and/or their Affiliates of the shortfall amount within thirty (30) days of such notice (the "**Deposit Shortfall Notice").**

(r)    Property Management. The Mortgaged Property is currently and shall be self-managed by Borrower and there are no management agreements, written or oral, for the Mortgaged Property. Borrower (i) shall manage the Mortgaged Property in a professional and competent manner; (ii) shall not transfer the responsibility for management of the Mortgaged Property to any other person or entity without the prior written consent of Lender, in its reasonable discretion; and (iii) shall give Agent written notice of any notice or information that Borrower receives which indicates that Borrower is changing its management of the Mortgaged Property. In the event Borrower elects to no longer self-manage the Mortgaged Property, and, instead elects to retain a professional management company to manage the Mortgaged Property ("**Property Manager**") or, once a Property Manager is appointed, to replace a Property Manager, Borrower shall provide Agent with: (a) at least thirty (30) days prior written notice, which notice shall include a copy of the proposed property management agreement and which management agreement shall be subject to Agent's approval in its reasonable discretion; and (b) Borrower and Property Manager shall execute an assignment of management agreement and subordination of management fees agreement on Agent's then current form.

(s)    Further Documentation. At any time, and from time to time, upon Lender's written request and at Borrower's sole expense, Borrower will promptly and duly execute and deliver such further documents and instruments and do such further acts and things as Lender may reasonably request in order to obtain the full benefits of this Agreement and the Loan Documents,

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and the rights and powers herein and therein granted, including the filing of any financing or continuation statements and amendments thereto to correct any missing information required by such Loan Documents (so long as same, excepting any correction to obtain the full benefits of this Agreement as aforesaid, do not increase the liability or obligations, or decrease the rights of Borrower as set forth in the Loan Documents). Borrower hereby authorizes Lender to file any financing or continuation statement and amendment thereto to the extent permitted by applicable law.

(t)     <u>Performance by Lender of Borrower's Obligations</u>.  If Borrower fails to perform or comply with any of its agreements contained herein following written demand therefor by Agent, and Agent, as provided for by the terms of this Agreement, shall perform or comply, or otherwise cause performance or compliance, with such agreement, the expenses of Agent incurred in connection with such performance or compliance (together with interest thereon at the Default Rate (as defined in the Note)) shall be payable by Borrower to Agent on demand and shall constitute obligations secured hereby.

(u)     <u>Mortgage</u>.  In addition to the covenants set forth above, the covenants set forth in the Mortgage are hereby incorporated in this Agreement by reference as if set forth herein in their entirety.

(v)     <u>Maintenance of Mortgaged Property</u>.  Borrower will maintain or cause to be maintained the Mortgaged Property in good condition and repair, provided Borrower shall make all necessary repairs, replacements, additions, betterments and improvements to the Mortgaged Property so that the business carried on at the Real Property and Improvements may be properly conducted at all times.

(w)     <u>Accounting Methods</u>.  Borrower shall maintain or cause to be maintained a system of accounting established and administered in accordance with GAAP, keep adequate records and books of account in which complete entries will be made in accordance with GAAP, make provision in their accounts in accordance with GAAP for reserves for depreciation, obsolescence and amortization and all other proper reserves and accruals which in accordance with GAAP should be established.

(x)     <u>Information Covenants</u>. Borrower will furnish, or cause to be furnished, as the case may be, the following information to the Agent (which shall be in such form and in such detail as shall be satisfactory to the Agent and Lender) immediately upon notice thereof:

(i)     the commencement of any proceeding or investigation by or before any Governmental Authority and any action or proceeding in any court or before any arbitrator against or in any other way relating adversely to Borrower–or the Mortgaged Property in excess of $100,000 against which Borrower is not adequately insured or in excess of $250,000 whether or not Borrower is so insured;

(ii)     any written notice received from any Governmental Authority relating to any order, ruling, statute or other law or information which would materially and adversely affect the operations of the Mortgaged Property or the financial condition of Borrower;

(iii)    any written notice regarding any violation that is reasonably likely to result in the non-renewal, termination or suspension of Trulieve Tenant Cannabis License, any Cannabis License granted to Borrower or the State Cannabis Law, as hereinafter defined;

(iv)    any amendment of the Borrower's Organizational Documents except ministerial changes that that do not affect the ownership structure or membership of Borrower or change its fiscal year;

(v)    any "material adverse change" with respect to the Mortgaged Property or its value or the financial condition, business prospects or results of operations of Borrower;

(vi)    any Event of Default hereunder or any event of default under any other material agreement to which Borrower or any other Obligor is a party or by which any of their respective properties may be bound;

(vii)    any default or breach by Borrower under (i) any Cannabis or material contract or (ii) any early termination of any material contract or the receipt by Borrower of any written notice from the other party to any material contract of such party's intent to terminate such material contract early;

(viii)    any written communications to or from a Governmental Authority which regulates cannabis, including but not limited to the Internal Revenue Service, the Environmental Protection Agency, or the Florida Department of Health which pertains specifically to (a) the growing, selling or dispensing of cannabis, (b) notice of enforcement proceedings, complaints, violations of laws, State Cannabis Laws and/or (c) matters of similar import addressed to Borrower and reasonably relating to a violation, suspension, enforcement proceeding against, non-renewal or cancellation of the Cannabis License of Borrower or Trulieve Tenant in Florida;

(ix)    any written reports, notices, or writings received from any Governmental Authority relating to suspension, enforcement proceedings against, non-renewal, cancellation or violations of law at or of the cannabis operation at the Mortgaged Property, provided, however, that Borrower shall not be required to deliver to Agent notices, reports or writings received from any Governmental Authority setting forth immaterial or ministerial violations of Florida law or Florida regulations of or relating to the cannabis operation at the Mortgaged Property which are cured or corrected by or on behalf of Borrower within the time period set by the applicable Government Authority;

(x)    any written notices received by Borrower and/or any material written notices received by TCC, or their Affiliates from any Governmental Authority relating to the commission of any Restricted Cannabis Activities by Borrower; and

(xi)    any pending or threatened (in writing) litigation, action, proceeding or other controversy against or involving Borrower or Trulieve Tenant which is reasonably likely to adversely or negatively affect the validity, legality or enforceability of any Cannabis License granted to Borrower or Trulieve Tenant in Florida or State Cannabis Law in Florida.

(y)    Insurance.  Borrower will maintain or will cause to be maintained with financially sound and reputable insurance companies, all insurance policies in accordance with

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Section 4 of the Mortgage. Borrower shall give the Lender prompt notice of any and all insurance claims made by Borrower with respect to the Collateral (hereinafter defined).

(z)     Sale of Assets; Merger.  Borrower shall not: (i) sell, convey, transfer or assign its interest in the Mortgaged Property unless the Loan and all of the Aggregate Debt, all Swap amounts due under the Note and all other monetary sums owed by Borrower to Agent under the Loan Documents all as determined by the Agent shall be paid from the proceeds of such transaction; or (ii) consolidate with or merge into any corporation or other organization or permit any corporation or other organization to merge into it.

(aa)     Guarantees.  Borrower shall not, without Lender's prior written consent, guaranty, endorse, become surety for, or otherwise in any way become or be responsible for the obligations of any other Person.

(bb)     Transactions with Affiliates. Except for the Trulieve Lease, Borrower shall not enter into any transaction with any Affiliate of Borrower or any Guarantor on terms which are less favorable to Borrower than if such transaction were a bona-fide arms-length transaction between unaffiliated parties.

(cc)     Accuracy and Completeness of Information.  Borrower covenants that all information, reports, statements, and other papers and data furnished to Lender  pursuant to any provision or term of this Agreement or any of the Loan Documents shall be, at the time the same is so furnished, complete and correct in all material respects.

(dd)     Business Purpose of Loan.  Borrower will use the proceeds of the Loan solely for the purpose of carrying on a business or commercial enterprise and not for personal, family, or household purposes.

(ee)     Sale of Licenses.  Borrower and Trulieve Tenant shall not transfer, lease,  or sell any Cannabis License in either of their names in Florida without Agent consent, which consent shall not be unreasonably withheld, conditioned or delayed.

(ff)     Renewal of Licenses.  Borrower and Trulieve Tenant shall be required to renew any Cannabis Licenses granted to either of them in Florida, including, but not limited to its cultivation and processing licenses, when renewal is required under Florida law and shall deliver copies of such written renewals to Agent within fifteen (15) Business Days of the renewal date of such Cannabis License.

(gg)     Property Use. Borrower shall not lease any portion of the Real Property or the Improvements to, or permit the use of any portion of the Real Property or the Improvements, by any business or entity (including, without limitation, Borrower) engaged in any activity on or at the Real Property or the Improvements  that violates any applicable federal, state or local law, even if such activity is legal under other applicable federal law or other state or local law applicable where the business is or will be located. If any portion of the Mortgaged Property is used for any activity in violation of the foregoing or leased to entity in violation of the foregoing, then it shall be an Event of Default under this Agreement if such use or lease was with the consent of the Borrower, or if such use or lease was not with the consent of the Borrower, it shall constitute an Event of Default under this Agreement if Borrower does not diligently pursue the discontinuance of such use or termination of such lease. The foregoing provisions of this Section 3(gg) shall not be construed to prevent Borrower from operating cannabis related business activities under the authority of one or more Cannabis Licenses in Compliance with State Cannabis Laws or to lease the Real Property and the Improvements to Trulieve Tenant.

(hh) <u>Restricted Cannabis Activities</u>.  Borrower shall not engage in any Restricted Cannabis Activities.

(ii) <u>Inspection</u>.  The Agent, Lender, and/or their agents or employees shall have the right, at any time from time to time during normal business hours on forty-eight (48) hours' notice to perform site inspections on the Mortgaged Property to verify that the physical plant, equipment, cannabis operation and fixtures at the Mortgaged Property are being maintained in good working order and replaced or repaired where necessary. In the event that Agent and/or Lender determines, in its discretion, that the physical plant, equipment, cannabis operation and fixtures are not being adequately maintained in a satisfactory manner, then Agent shall notify Borrower to effectuate the necessary repairs or replacements within thirty (30) days of Agent's notice, provided however that in the Borrower is unable to make such repairs in such thirty (30) day period, but is acting in good faith and with due diligence, then the Agent shall extend the time period to make such repairs for an additional ninety (90) days (a total of 120 days). In the event that Borrower is still unable to effectuate the repairs in such additional time period, then Borrower may request in writing a further extension from Agent, which shall have the option of granting such request and providing an additional extension in its reasonable discretion.

(jj) <u>Mechanic Liens</u>. The Borrower covenants and agrees to discharge (by bond or otherwise) any mechanic's lien or claim therefor filed against the Mortgaged Property for $25,000 or more within forty-five (45) days after notice that a mechanic's lien or such claim has been filed; and to discharge (by bond or otherwise) any mechanic's lien or claim therefor filed against the Mortgaged Property for less than $25,000 within sixty (60) days after notice that a mechanic's lien or such claim has been filed.

(kk) <u>Remaining Construction Work</u>. Borrower has notified the Agent that the construction of the Improvements on the Mortgaged Property has not been completed and that there is approximately $1,425,000 of additional construction work that needs to be completed on the Mortgaged Property (the "**Remaining Construction Work).**  As a consequence, Agent shall advance from the Loan proceeds the sum of $2,850,000.00 (which amount shall be derived from each Lender's Ratable Share of the Loan).  The escrow shall be held by Agent in a restricted account and only released pursuant to Borrower's satisfaction of the terms of a certain Escrow Agreement being executed simultaneously with this Agreement.

(ll) <u>Automatic Charge</u>.  All aggregate payments due under the Loan and payable on each Payment Date (as such term is defined in the Note) shall be made by automatic debit from an account maintained by Borrower with Agent for such purpose in which account the Borrower shall maintain a balance sufficient to pay the aggregate monthly payment due to Agent and all of the Lenders on each Payment Date under the Notes.  In the event that the money maintained in such account is insufficient for any payment due under the Notes, Agent shall notify Borrower in writing to make a cash deposit, in an amount determined by Agent,  prior to the next Payment Date.

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4. **Maximum Rate of Interest on Loan**

Notwithstanding anything to the contrary contained herein or in any other document the effective rate of interest shall not exceed the maximum rate of interest permitted by applicable law or regulation, or highest rate permitted by the applicable usury law (the "**Maximum Rate**"). Agent hereby agrees not to collect knowingly any interest from Borrower in the form of fees or otherwise which will render the Loan usurious. In the event that such interest would be usurious in Agent's opinion, Agent reserves the right to reduce the interest payable by Borrower. This provision shall survive the closing and repayment of the Loan.

5. **Limitation of Agent's and Lender's Liability**

The rights and benefits of this Agreement shall not inure to the benefit of any third party. Notwithstanding anything to the contrary contained in this Agreement or in any of the other Loan Documents, or any conduct or course of conduct by Borrower, Agent or Lender or their respective Affiliates, agents or employees, neither this Agreement nor any such Loan Documents shall be construed as creating any rights, claims or causes of action against Agent and Lender in favor of any Person other than Borrower.

6. **Indemnity**

Borrower, for itself and all those claiming under or through it, agrees to protect, indemnify, defend and hold Agent and Lender, and its respective directors, officers and employees harmless, from and against any and all liability, expense, or damage of any kind or nature and from any suits, claims or demands, including reasonable legal fees and expenses, arising out of this Agreement or in connection therewith, including, without limitation, claims for brokerage and finder's fees in connection with the Loan, but excluding any liabilities, expenses, or damages arising primarily from the gross negligence or willful misconduct of Agent or Lender**.** This obligation specifically shall survive the repayment of the Loan.

7. **Default**.

(a)    Events of Default. The occurrence of any one or more of the following events, beyond the expiration of any applicable notice and cure period specifically set forth herein, shall constitute an Event of Default hereunder:

(i)    Borrower shall fail to repay the Loan in full at maturity (whether on the Maturity Date (as defined in the Note) or by acceleration or otherwise) or to make any other payment of principal and/or interest, as applicable, due to Lender under the Note or under any of the other Loan Documents within ten (10) days after the date when such payment shall become due and payable,

(ii)    Borrower shall fail to make or cause to be made any payment for real estate taxes or insurance premiums when such payment is due and payable; provided, however, that in the event that Agent is holding an Escrow for any of the foregoing and fails to make payment to the taxing authority or insurance company when such payment is due, such failure shall not be an Event of Default hereunder, provided however, that if Borrower has failed fund the full amount

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of any required Escrow to Agent as provided under the Mortgage, then such failure shall remain an Event of Default;

(iii)    Except as may be otherwise specifically permitted herein or in any other Loan Document, Borrower enters into an agreement relating to the management or operation of the Mortgaged Property or otherwise fails to comply with sub-paragraph 3(r) *Property Management*

(iv)    Borrower shall fail to observe or perform any of the covenants or agreements on its part to be observed and performed under sub-paragraph 3(h) *Financial Covenants,* provided that with respect to Borrower's delivery of the Quarterly Certificate, it shall be an Event of Default in the event that Borrower fails to deliver the Quarterly Certificate within ten (10 days of Agent's notice that it has not been received by Agent.

(v)    Borrower shall fail to observe or perform the covenants under sub-paragraph 3(y) *Insurance* of this Agreement, provided, however,  that with respect to the renewal by Borrower of its Wind Insurance (as such term is defined in the Mortgage), Agent shall provide Borrower with a Wind Insurance Extension of sixty (60) days to renew its Wind Insurance and deliver proof of such renewal to Agent  as specifically provided in Section 4 of the Mortgage,

(vi)    Unless otherwise specifically provided for in this sub-paragraph 7(a), Borrower shall fail to observe or perform any of the covenants or agreements on its part to be observed and performed under this Agreement or under any of the other Loan Documents within the time period for compliance specified therein, or if no such time period is specified, within thirty (30) days after written notice from Agent of such non-compliance; provided, however, that if such non-compliance cannot with due diligence and good faith be cured in such period, if Borrower shall in good faith within such thirty (30) day period commence the curing of such non-compliance and pursue the curing of such non-compliance continually and diligently, such thirty (30) day period shall be extended for so long as may be reasonably necessary to cure such non-compliance, not to exceed, however, an additional ninety (90) days (i.e., one hundred and twenty (120) days in the aggregate). For avoidance of doubt, this section 7(a)(vi) is not applicable to any failure to renew Wind Insurance, as Borrower's sole extension of time to cure the failure to delivery Wind Insurance is the Wind Insurance Extension set forth in Section 4 of the Mortgage and in Section 7(a)(v) above.

(vii)    Any representation or warranty under any Loan Document shall be untrue in any material respect when made;

(viii)    Any Event of Default shall occur under the terms of any Loan Document or under any document evidencing or securing any other loan or credit facility from Agent or Lender to Borrower after the expiration of any applicable notice and cure period set forth in such document evidencing such loan or credit facility;

(ix)    There shall be a "material adverse change" in violation of Section 9 of this Agreement, as reasonably determined by Agent;

(x)    Borrower or any other Obligor shall apply for or consent to the appointment of a receiver, trustee or liquidator of itself, himself or herself or any of its, his or her

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property, admit in writing its, his or her inability to pay its, his or her debts as they mature, make a general assignment for the benefit of creditors, be adjudicated bankrupt or insolvent, or file a voluntary petition in bankruptcy, or a petition or an answer seeking reorganization or an arrangement with creditors or to take advantage of any bankruptcy, reorganization, insolvency, readjustment of debt, dissolution or liquidation law or statute, or an answer admitting the material allegations of a petition filed against it, him or her in any proceeding under any such law, or if action shall be taken by Borrower or any other Obligor for the purpose of effecting any of the foregoing;

(xi)     Any order, judgment or decree shall be entered by any court of competent jurisdiction, approving a petition seeking reorganization of Borrower  or any other Obligor or of all or a substantial part of the assets of Borrower or any other Obligor, or appointing a receiver, sequestrator, trustee or liquidator of Borrower  or any other Obligor or any of their property, and such order, judgment, or decree shall not be dismissed within sixty (60) days;

(xii)     The Mortgaged Property shall be materially injured or destroyed by fire or other casualty for which the cost of restoration is not fully insured or, if fully insured, Borrower has either (a) failed to deposit or cause to be deposited with Agent an amount, which when added to the insurance proceeds made available by Agent, is necessary to complete the restoration or (b) failed to pay all amounts, in addition to the insurance proceeds made available by Agent, is necessary to complete such restoration;

(xiii)     Except as may be otherwise specifically permitted herein or in any other Loan Document, any change in the ownership of the Mortgaged Property or the equity ownership of an Obligor;

(xiv)     Failure to discharge (by bond or otherwise) any mechanic's or any other lien filed against the Mortgaged Property within the time periods set forth in Section 3(jj) of this Agreement.

(xv)     TCC and/or its Affiliates/Subsidiaries shall have any of their Cannabis Licenses revoked, suspended or not renewed and such Cannabis License is not reinstated, or renewed within ten (10) Business Days of the date of such revocation, suspension or non-renewal;

(xvi)     TCC or its Affiliates/Subsidiaries sell, encumber or transfer any of their Cannabis Licenses without Agent consent;

(xvii)     TCC, Borrower and their Affiliates/ Subsidiaries fail to renew the Cannabis Licenses including any licenses related to cultivation and processing;

(xviii)     An Event of Default or Additional Termination Event with respect to the Borrower as the Defaulting Party or Affected Party (as such terms are defined in the Swap Transaction Documents) or the nonpayment by Borrower of any amounts due and owing by Borrower under the Swap Transaction Documents, beyond any applicable grace and/or notice periods;

(xix)     Trulieve Holdings and/or Trulieve Tenant violate Section 7(a)(ix) of this Agreement, cease operations as an ongoing entity or are unable to pay their debts unless Agent has

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been provided with a replacement obligor within sixty (60) days of such violation ("**Replacement Obligor**") that (a) has substantially the same Liquidity and Net Worth as the original Obligor as determined by Agent, (b) is otherwise acceptable under Agent's then current underwriting criteria, and (c) executes the Guaranty and Environmental Indemnity in substantially the same form as executed by Obligors, within such time period.

(b)     Acceleration.  Upon the occurrence of any Event of Default hereunder, in addition to any other rights or remedies available to it hereunder or under any other Loan Document or at law or in equity granted in any of the Loan Documents, Agent may declare the outstanding Principal Sum of the Loan, together with all accrued and unpaid interest thereon and all other sums due hereunder or under any of the other Loan Documents, to be immediately due and payable in full.

(c)     Remedies Cumulative, etc.

(i)     No right or remedy conferred upon or reserved to Agent or Agent under any of the Loan Documents, or with respect to any guaranty of payment of the Loan or of performance of any of Borrower's obligations under any of the Loan Documents or any collateral securing the payment of the Loan under any of the Loan Documents (such guaranty and such collateral, collectively, the "**Collateral**"), now or hereafter existing at law or in equity or by statute or other legislative enactment, is intended to be or shall be deemed exclusive of any other such right or remedy, and each and every such right or remedy shall be cumulative and concurrent, and shall be in addition to every other such right or remedy, and may be pursued singly, concurrently, successively or otherwise, at the sole, non-reviewable discretion of Agent, and shall not be exhausted by any one exercise thereof but may be exercised as often as occasion therefore shall occur.  No act of Agent shall be deemed or construed as an election to proceed under any one such right or remedy to the exclusion of any other such right or remedy; furthermore, each such right or remedy of Agent shall be separate, distinct and cumulative and none shall be given effect to the exclusion of any other.  The failure to exercise or delay in exercising any such right or remedy, or the failure to insist upon strict performance of any term of any of the Loan Documents, shall not be construed as a waiver or release of the same, or of any Event of Default thereunder, or of any obligation or liability of Borrower thereunder.  Nothing herein, however, shall be construed to prevent Agent from waiving any condition, obligation or default it should so elect.  In the event of such election by Agent, any waiver, in order to be effective, must be in writing and signed by Agent, and any such waiver shall be strictly limited in its effect to the condition, obligation or default specified therein and shall not extend to any subsequent condition, obligation or default or impair any right of Agent with respect thereto.

(ii)     The recovery of any judgment by Agent or Lender and/or the levy of execution under any judgment shall not affect in any manner or to any extent, liens or other security interests in any Collateral, or any rights, remedies or powers of Lender under any of the Loan Documents or with respect to any Collateral, but such liens and security interests, and such rights, remedies and powers of Lender shall continue unimpaired as before.  Further, the entry of any judgment by Lender shall not affect in any way the interest rate payable on any amounts due to Lender under any of the Loan Documents. Interest shall continue to accrue on such amounts at the Default Rate until the unpaid balance of the Principal Sum, interest and any charges shall have been paid in full.

(iii)    Except as to notices that are specifically provided for herein or in any of the other Loan Documents, Borrower hereby waives presentment, demand, notice of nonpayment, protest, notice of protest, or other notice of dishonor, and any and all other notices in connection with any default in the payment of, or any enforcement of the payment of, the Loan.  To the extent permitted by law, Borrower waives the right to any stay of execution and the benefit of all exemption laws now or hereafter in effect.

(iv)    Borrower agrees that Lender may release, compromise, forbear with respect to, waive, suspend, extend or renew any of the terms of the Loan Documents (and Borrower hereby waives any notice of any of the foregoing), and that the Loan Documents may be amended, supplemented or modified by Lender and the other signatory parties and that Lender may resort to any Collateral in such order and manner as it may think fit, or accept the assignment, substitution, exchange, pledge, or release of all or any portion of any Collateral, for such consideration, or none, as it may require, without in any way affecting the validity of any liens over or other security interest in the remainder of any such Collateral (or the priority thereof or the position of any subordinate holder of any lien or other security interest with respect thereto); and any action taken by Lender pursuant to the foregoing shall in no way be construed as a waiver or release of any right or remedy of Lender, or of any Event of Default, or of any liability or obligation of Borrower, under any of the Loan Documents.

(v)    Enter the Mortgaged Property and complete construction (i) of any Remaining Construction Work (to the extent same has not been completed as determined by Agent) substantially in accordance with the Plans and Specifications or, (ii) at Agent's option, of the new Buildings provided that Borrower has commenced any construction work on the New Buildings on the Mortgaged Property and such New Buildings construction work has not been completed, as determined by Agent (substantially in accordance with the New Buildings Plans and Specifications).  In connection therewith, Agent shall employ such persons and take whatever other action which may be reasonably necessary or desirable, in the opinion of the Agent, to complete the Remaining Construction Work or the construction work on the applicable New Buildings.  All sums so expended by the Agent for the Remaining Construction Work shall be advanced by the Agent from the Escrow Agreement and based on each Lender's Ratable Share and shall be secured by the Mortgages. Any sums advanced by the Agent for construction work on the New Buildings shall be based on Lender's Ratable Share and secured by the Mortgages.  It is understood that the Agent is under no obligation to complete the Remaining Construction Work or the construction of any New Buildings.

(d)    Default Rate.  After the occurrence and during the continuance of  an Event of Default or after the Maturity Date, whether or not the Agent has elected to accelerate the Debt evidenced by the Note, the Loan shall bear interest, determined on a daily basis, payable on demand, at the greater of the following  rates (i) the  rate set forth in Section 1(a) of the Note for the Loan plus five percentage points (500 basis points) per annum or (ii) the Agent's Prime Rate plus five percentage points (500 basis points) (the "**Default Rate**"), but in no event more than the Maximum Rate in respect of Borrower, until the unpaid balance of the Principal Sum, interest and any charges shall have been paid in full.  Borrower acknowledges that (i) the Default Rate is a material inducement to the Agent to make the Loan; (ii) the Agent would not have made the Loan in the absence of the agreement of Borrower to pay the Default Rate; (iii) the Default Rate represents compensation for increased risk to the Agent that the Loan will not be repaid; and (iv)

25

the Default Rate is not a penalty and represents a reasonable estimate of (a) the cost to the Agent in allocating its resources (both personnel and financial) to the ongoing review, monitoring, administration and collection of the Loan, and (b) compensation to the Agent for losses that are difficult to ascertain. Unless otherwise agreed to by the Agent, the Default Rate shall (a) be applied retroactive to the date of the first occurrence of the Event of Default, (b) be computed on the basis of a 360-day year and (c) survive entry of a judgment relating to the Loan. The Agent's Prime Rate is not necessarily the lowest rate or best rate of interest charged by Agent for commercial or other types of loans made by Lender and shall be subject to increase or decrease in such Agent's Prime Rate effective as of the day any such change occurs. The Agent's determination of the Agent's Prime Rate shall be conclusive and final.

(e)    Setoff, Etc.    Borrower hereby grants to Agent and Lender a lien, security interest and a right of setoff as security for all liabilities and obligations to Agent, whether now existing or hereafter arising, upon and against all deposits, credits, collateral and property, now or hereafter in the possession, custody, safekeeping or control of Agent, Lender or any entity under the control of Agent, Lender or in transit to any of them. At any time after an Event of Default, without demand or notice, Agent or Lender may set off the same or any part thereof and apply the same to any liability or obligation of Borrower even though unmatured and regardless of the adequacy of any other collateral securing the Loan. ANY AND ALL RIGHTS TO REQUIRE AGENT OR LENDER TO EXERCISE ITS RIGHTS OR REMEDIES WITH RESPECT TO ANY OTHER COLLATERAL WHICH SECURES THE LOAN, PRIOR TO EXERCISING ITS RIGHT OF SETOFF WITH RESPECT TO SUCH DEPOSITS, CREDITS, COLLATERAL OR OTHER PROPERTY OF BORROWER, ARE HEREBY KNOWINGLY, VOLUNTARILY AND IRREVOCABLY WAIVED. Agent shall not be required to marshal any present or future security for, or guarantees of, the obligations or to resort to any such security or guarantee in any particular order and Borrower waives, to the fullest extent that it lawfully can, (i) any right it might have to require Agent to pursue any particular remedy before proceeding against Borrower and (ii) any right to the benefit of, or to direct the application of the proceeds of any Collateral until the obligations are paid in full.

(f)    Costs and Expenses.    Following the occurrence of any Event of Default hereunder, Borrower shall pay to Agent, within ten (10) Business Days of written demand by Agent, all reasonable costs and expenses (including all reasonable amounts paid to attorneys, accountants, real estate brokers, appraisers, and other advisors employed by Agent and Lender and to any contractors for labor and materials), actually incurred by Agent in the exercise of any of its rights, remedies or powers under any of the Loan Documents, as a secured or unsecured creditor, as the case may be, of Borrower, or any other Obligor, or with respect to any Collateral, and any amount thereof not paid within such ten (10) Business Day period together with interest thereon at the Default Rate from the date of such demand, shall become part of the Loan and shall be secured by the Mortgages and all other Collateral. In connection with and as part of the foregoing, in the event that any of the Loan Documents are placed in the hands of an attorney for the collection of any sum payable thereunder, Borrower agrees to pay reasonable attorneys' fees for the collection of the amount being claimed under such Loan Document, as well as all costs, disbursements, and allowances provided by law, the payment of which sums shall be secured by the Mortgages and all other Collateral. Nothing in this paragraph 7(f) shall limit the obligation of Borrower to pay any and all actual costs and expenses for which Borrower is otherwise liable under any of the Loan Documents.

(g)    Lender's Appointment as Attorney-in-Fact.

(i)    Borrower hereby irrevocably constitutes and appoints Agent and any officer or agent thereof, with full power of substitution, as their true and lawful attorney-in-fact following an Event of Default with full irrevocable power and authority in the place and stead of Borrower and in the name of Borrower or in its own name, from time to time in Agent's discretion for the purpose of carrying out the terms of this Agreement, to take any and all appropriate action and to execute any and all documents and instruments which may be necessary or desirable to accomplish the purposes of this Agreement and, without limiting the generality of the foregoing, hereby gives Agent the power and right, on behalf of Borrower, upon written notice to, but without the assent by Borrower, to do the following:

(A)    to ask, demand, collect, receive and give acquittances and receipts for any and all monies due and to become due under or in connection with any Collateral and, in the name of Borrower or its own name or otherwise, to take possession of and endorse and collect any checks, drafts, notes, acceptances or other instruments for the payment of moneys due under any Collateral and to file any claim or to take any other action or proceeding in any court of law or equity or otherwise deemed appropriate by Agent for the purpose of collecting any and all such monies due under any Collateral whenever payable; and

(B)    (1) to direct any party liable for any payment under any of the Collateral to make payment of any and all monies due and to become due thereunder directly to Lender or as Lender shall direct; (2) to receive, open and dispose of all mail addressed to Borrower and to notify postal authorities to change the address for delivery thereof to such address as may be designated by Agent; (3) to receive payment of and receipt for any and all monies, claims and other amounts due and to become due at any time in respect of or arising out of any Collateral; (4) to sign and endorse any invoices, freight or express bills, bills of lading, storage or warehouse receipts, drafts against debtors, assignments, verifications and notices in connection with accounts and other documents relating to the Collateral; (5) to commence and prosecute any suits, actions or proceedings at law or in equity in any court of competent jurisdiction to collect the Collateral or any part thereof and to enforce any other right in respect of any Collateral; (6) to defend any suit, action or proceeding brought against Borrower with respect to any Collateral; (7) to settle, compromise or adjust any suit, action or proceeding described above and, in connection therewith, to give such discharges or releases as Agent may deem appropriate; (8) Intentionally Omitted; and (9) generally, to sell, transfer, pledge, make any agreement with respect to or otherwise deal with any of the Collateral as fully and completely as though Agent and Lender were the absolute owner thereof for all purposes, and to do, at Agent's option and Borrower's expense, at any time or from time to time, all acts and things which Lender deems necessary to protect, preserve or realize upon the Collateral and Lender's security interest therein, in order to effect the intent of this Agreement.

(ii)    Borrower hereby ratifies all that said attorney-in-fact shall lawfully do or cause to be done by virtue hereof.  This power of attorney is a power coupled with an interest.

(iii)    The powers conferred on Agent on behalf of Lender hereunder are solely to protect the interests of Lender in the Collateral and shall not impose any duty upon it to exercise any such powers.  Agent shall be accountable only for amounts that it actually receives as a result

27

of the exercise of such powers, and neither it nor any of its officers, employees or agents shall be responsible to Borrower for any act or failure to act.

8. **Further Assurances; Corrections**

. Borrower shall, within five (5) Business Days of Agent's request, execute any documents, provide any lien or other searches, and do anything that Agent determines to be reasonably necessary to establish, perfect, assure, or maintain the existence and priorities of, Lender's liens against the Mortgaged Property, the reasonable costs of so doing to be paid by Borrower. In case of the occurrence of any errors in the execution of the Loan Documents, Borrower authorizes Agent on behalf of Lender to make all necessary corrections in order to cause the Loan Documents to conform to the terms and conditions agreed to by Borrower, Agent and Lender.

9. **Material Adverse Change**

**.** The term "material adverse change" used in this Loan Agreement or in any other Loan Document means any set of circumstances or events which:

(a)  has or could reasonably be expected to have any material adverse effect whatsoever upon the validity or enforceability of the Loan Documents,

(b)  is or could reasonably be expected to be material and adverse to the business, properties, assets, financial condition, results of operations or prospects of Borrower taken as whole, unless the Borrower is in compliance, as determined by the Agent, with the Financial Covenants in Section 3(h),

(c)  impairs materially or could reasonably be expected to impair materially the ability of Borrower taken as a whole to duly and punctually pay or perform its obligations, or

(d)  impairs materially or could be reasonably expected to impair materially the ability of Lender to enforce its legal remedies under applicable law pursuant to the Loan Documents.

(e)  results in any business activity conducted by Borrower being a Restricted Cannabis Activity.

10.   **Agent.**

(a)   Actions**.**

If Agent shall have reasonable cause to believe that any action or proceeding related to the Mortgaged Property could, if adversely determined, have a material adverse effect upon the rights or interests of Agent and/or Lender under this Agreement or any of the other Loan Documents, Agent shall have the right to commence, appear in and defend such action or proceeding, and in connection therewith Agent may pay necessary expenses, employ counsel, and pay reasonable attorneys' fees. Borrower agrees to pay to Agent, within ten (10) Business Days after demand therefor by Agent, all actual and reasonable costs and expenses actually incurred by Agent in connection therewith, including without limitation reasonable attorneys' fees, together with interest from the date of expenditure at the Default Rate, if an Event of Default shall have given rise to such action or proceeding.  Borrower's Obligations to repay such expenses shall be secured by the Loan Documents.

                (b)    Authorization and Action**.**

                (i)    Each Lender hereby appoints and authorizes Agent to take such action as agent on its behalf and to exercise such powers under the Loan Documents as are delegated to Agent by the terms hereof, together with such powers as are reasonably incidental thereto.  As to any matters not expressly provided for by the Loan Documents (including, without limitation, enforcement or collection of the Note), Agent shall not be required to exercise any discretion or take any action, but shall be required to act or to refrain from acting (and shall be fully protected in so acting or refraining from acting) upon the instructions of the Lender, and such instructions shall be binding upon all Lenders; provided, however, that Agent shall not be required to take any action which exposes Agent to personal liability or which is contrary to this Agreement or applicable law.  Agent agrees to give to each Lender prompt notice of each material notice given to it by Borrower pursuant to the terms of the Loan Documents.

                (ii)    By their execution of this Agreement, all of the Lenders hereby authorize and direct Agent to act on their behalf in all respects in connection with the Loan Documents and the making of the Loan (but subject to paragraph (v) below) and agree with Borrower that Borrower shall only be required to and shall only deal with Agent and each of the Lenders shall be bound by any acts of Agent.

                (iii)    Except as otherwise expressly provided in this Agreement, Agent (i) shall take all such actions hereunder and under the other Loan Documents which are not inconsistent with the terms hereof or thereof as the Majority Lenders (as hereinafter defined) shall instruct and (ii) shall not take any material actions hereunder or under the Loan Documents contrary to the instructions of the Majority Lenders (and shall be fully protected in so acting or refraining from acting upon such instructions) and such instructions shall be binding upon all Lenders; provided, however, that the Majority Lenders shall not have the right to require any Lender to fund its Ratable Share of any amount which is Advanced in excess of the total amount of the Loan.  Any provision of this Agreement which grants to Agent the right to make a decision at its sole discretion or in its reasonable judgment or at its option or any other similar provision is intended, unless the context shall clearly require otherwise, to apply only to relations between Borrower and Agent and the respective rights and obligations of Borrower and Agent hereunder and shall not apply to the relations between Agent and the Lenders or the respective rights and obligations of Agent and the Lenders hereunder.

                (iv)    Promptly after Agent acquires actual knowledge thereof, Agent will give written notice to each Lender of any Lien on the Mortgaged Property or Event of Default under this Agreement or any of the other Loan Documents which in Agent's judgment adversely affects any of the Lender's interests in the Loan.  Agent agrees to consult with Lenders in respect of any material remedial action to be taken in respect of any such Default and shall act substantially in accordance with any decision of the Majority Lenders (and shall be fully protected in so acting).  Agent agrees that during a period of forty-five (45) days from Agent's notice to Lenders of any

DOCPROPERTY "CUS_DocIDChunk0" 9289539 v8

such Event of Default, Agent will not take any such material remedial action without the prior agreement of the Majority Lenders unless in Agent's good faith judgment it is necessary to take more prompt remedial action within such period, with or without the agreement of the Majority Lenders, in order to preserve any collateral for the payment of the Loan or substantive rights or remedies under any of the Loan Documents. Agent shall advise Lenders from time to time of such remedial action as Agent shall have taken. Notwithstanding the foregoing, if the Majority Lenders do not agree on the action to be taken, except as expressly set forth in this Section, Agent reserves the right, in its sole discretion, in each instance, without prior notice to Lenders, to consent to any action or failure to act by Borrower, and to exercise or refrain from exercising any powers or rights Agent may have under or in respect of this Agreement or any of the other Loan Documents relative thereto or any collateral therefor, which would be reasonable. All losses and expenses incurred by Agent in connection with the Loan, the enforcement thereof or the realization of the security therefor shall be borne by the Lenders in accordance with their ratable interest in the Loan, and Lenders will, upon request, reimburse Agent for their Ratable Shares of any expenses incurred by Agent in connection with any such default, any advances made to pay taxes or insurance premiums or other charges or otherwise to preserve the lien of the Mortgage or to preserve and protect the Mortgaged Property, any other expenses incurred in connection with the enforcement of the Mortgage, and any expenses incurred by Agent in connection with the consummation of the Loan not paid or provided for by Borrower.

(v)    Except as otherwise provided in this Agreement, any provision of this Agreement or the other Loan Documents may be modified or supplemented only by an instrument in writing signed by Borrower and Agent and any provisions of this Agreement or the other Loan Documents may be waived by Agent, provided that no modification, supplement or waiver shall, unless by an instrument signed by all of the Lenders or by Agent acting with the consent of all of the Lenders, (i) increase or extend the term of the Loan except as otherwise expressly provided in this Agreement, (ii) extend the date fixed for the payment of principal of or interest on the Loan or the amount of any fee payable hereunder (other than any administrative fee, if applicable), (iii) reduce the amount of any such payment of principal or of any such fee, (iv) reduce the rate at which interest is payable on the Loan, (v) alter the terms of this Section 10(b), (vi) release, substitute or exchange any material portion of the collateral for the Loan except in accordance with the provisions of the Loan Documents related thereto, (vii) modify the definition of the term "Majority Lenders" or modify in any other manner the number or percentage of the Lenders required to make any determinations or receive any rights hereunder or to modify any provision hereof or of any other Loan Document, (viii) release any Guarantor or any other person liable on the Loan from any of their material obligations with respect to the Loan or the completion of the Improvements, (ix) subordinate the Liens created by the Loan Documents to any other liens securing indebtedness of Borrower or otherwise, (x) the determination of what constitutes an Extraordinary non-recurring expense by the Borrower in Section 3(h) or (xi) waive any Borrower covenant set forth in Section 3 of this Agreement, (any such modification, supplement or waiver described in clauses (i) through (xi) and any other action that expressly requires the consent of all Lenders hereunder is herein referred to as a "**Major Decision**"); and provided, further, that any modification or supplement of Section 10 hereof, or of any of the rights or duties of Agent hereunder, shall require the consent of Agent. The provisions of this subsection are solely for the benefit of the Lenders and Agent and shall not create any rights in Borrower.

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(c)　Agent's Reliance, Etc.  Agent shall administer this Agreement and the other Loan Documents and service the Loan in accordance with the terms and conditions of this Agreement and with the same degree of care as the Agent would use in servicing a loan of similar size and type held for its own account; provided, however, that none of its directors, officers, agents or employees shall be liable for any action taken or omitted to be taken by it or them under or in connection with this Agreement, except for its or their own gross negligence or willful misconduct.  Without limiting the generality of the foregoing, Agent:  (i) may consult with legal counsel (including counsel for Borrower), independent public accountants and other experts selected and shall not be liable for any action taken or omitted to be taken in good faith by it in accordance with the advice of such counsel, accountants or experts; (ii) makes no warranty or representation to any Lender and shall not be responsible to any Lender for any statements, warranties or representations (whether written or oral) made in or in connection with this Agreement; (iii) shall not have any duty to ascertain or to inquire as to the performance or observance of any of the terms, covenants or conditions of this Agreement on the part of Borrower or to inspect the Property (including the books and records) of Borrower; (iv) shall not be responsible to any Lender for the due execution, legality, validity, enforceability, genuineness, sufficiency or value of this Agreement or any other instrument or document furnished pursuant hereto; and (v) shall incur no liability under or in respect of this Agreement by acting upon any notice, consent, certificate or other instrument or writing (which may be by telecopier, telegram, cable or telex) believed by it to be genuine and signed or sent by the proper party or parties.

(d)　Agent as a Lender.  With respect to Agent's ownership interest in the Loan and the Loan Documents as a Lender, Agent in its capacity as a Lender shall have the rights and powers of a Lender under this Agreement and the other Loan Documents as set forth herein and therein and may exercise the same as though it were not Agent.  Agent in its capacity as a Lender and its Affiliates may accept deposits from, lend money to, act as trustee under indentures of accept investment banking engagements from and generally engage in any kind of business with, Borrower, any of its Affiliates and/or subsidiaries and any Person who may do business with or own securities of Borrower, any of its Affiliates and/or subsidiaries, all as if such Lender were not the Agent and without any duty to account therefor to the other Lenders.

(e)　Distribution of Payments by Agent to Lenders.  Agent shall promptly distribute to each Lender its Ratable Share of any payment on account of principal or interest or any extension fee received by Agent by credit to an account of such Lender at Agent or by wire transfer to an account of such Lender in accordance with written wiring instructions received by Agent from such Lender, or to such other person or in such other manner as such Lender may designate, provided any other designated account is maintained at a commercial bank located in the United States of America.  If any payments are received by Agent after 11:00 a.m. (New Jersey time), then provided Agent shall not be able to distribute to each Lender its Ratable Share of any such payment on the same day as such payment is received by Agent, Agent shall hold such payment to the extent not so distributed for the benefit of the respective Lenders ratably, shall invest any such Lender's Ratable Share not so distributed in overnight federal funds for the benefit of such Lender and such Lender shall be entitled to receive its Ratable Share of such payment together with interest earned thereon on the following Business Day.

(f)　Indemnification of Agent by Lenders. Each Lender severally agrees to indemnify the Agent (to the extent not promptly reimbursed by Borrower) from and against such

Lender's ratable share (determined as provided below) of any and all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements of any kind or nature whatsoever that may be imposed on, incurred by, or asserted against the Agent in any way relating to or arising out of the Loan Documents or any action taken or omitted by the Agent under the Loan Documents; provided, however, that no Lender shall be liable for any portion of such liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements resulting from the Agent's gross negligence or willful misconduct. Without limitation of the foregoing, each Lender agrees to reimburse the Agent promptly upon demand for its ratable share of any costs and expenses (including, without limitation, fees and expenses of counsel) payable by Borrower hereunder or under any Loan Document, to the extent that the Agent is not promptly reimbursed for such costs and expenses by Borrower. The failure of any Lender to reimburse the Agent promptly upon demand for its ratable share of any amount required to be paid by the Lender to the Agent as provided herein shall not relieve any other Lender of its obligation hereunder to reimburse the Agent for its ratable share of such amount, but no Lender shall be responsible for the failure of any other Lender to reimburse the Agent for such other Lender's ratable share of such amount. Without prejudice to the survival of any other agreement of any Lender hereunder, the agreement and obligations of each Lender contained in this Section 10 shall survive the payment in full of principal, interest and all other amounts payable hereunder and under the other Loan Documents.

"**Majority Lenders**" for purposes of Section 10, shall mean, at any time, all of the Lenders named on Schedule 1 attached hereto, and any of their successors and/or assigns. Any decision made by the Majority Lenders shall require the unanimous approval of all of the Lenders.

11. **Miscellaneous.**

(a)     Time of the Essence.  All dates and times for the performance of Borrower's obligations set forth herein shall be deemed to be of the essence of this Agreement.

(b)     Complete Agreement; Modification of Agreement.  The Loan Documents constitute the complete agreement between the parties with respect to the subject matter thereof and may not be modified, altered or amended except as set forth in this paragraph 11(b).  Any letter of interest, commitment letter, and/or fee letter between any Obligor and Lender predating this Agreement and relating to a financing of substantially similar form, purpose or effect shall be superseded by this Agreement. No amendment, modification, termination or waiver of any provision of this Agreement or the Note, or any consent to any departure by any Obligor therefrom, shall in any event be effective unless the same shall be in writing and signed by Borrower, Agent and Lender.

(c)     Severability.  In the event that for any reason one or more of the provisions of this Agreement or their application to any person or circumstance shall be held to be invalid, illegal or unenforceable in any respect or to any extent, such provisions shall nevertheless remain valid, legal and enforceable in all other respects and to such extent as may be permissible.  In addition, any such invalidity, illegality or unenforceability shall not affect any other provision hereof, but this Agreement shall be construed as if such invalid, illegal or unenforceable provision had never been contained herein.

(d)     Successors and Assigns; etc.  This Agreement inures to the benefit of and binds the parties hereto and their respective successors and assigns, and the words "Borrower", "Agent" and "Lender" whenever occurring herein shall be deemed to include such respective successors and assigns.  However, except as specifically provided in Sections 3(b, 3(k) ) and the a sale of the Mortgaged Property and the corresponding and simultaneous payment by the Borrower to the Agent of the Aggregate Debt, all Swap amounts due under the Note and all other monetary sums owed by Borrower to Agent under the Loan Documents all as determined by the Agent, Borrower shall not voluntarily, or by operation of law, assign or transfer any interest which it may have under this Agreement or convey the Mortgaged Property, or any part thereof, without the prior written approval of Agent.  Agent and Lender may assign or otherwise transfer the Loan and any or all of the Loan Documents to any other person, and such other person shall thereupon become vested with all of the benefits in respect thereof granted to Lender herein or otherwise without the consent of or notice to Borrower.  Notwithstanding anything to the contrary herein, Agent and Lender shall have the right to sell participations in the Loan or assign the Loan in its entirety to any other persons or entities without the consent of or notice to Borrower, but subject to the rights of the Majority Lender, provided that Agent and Lender shall not sell participations or assign the Loan to (i) persons or entities, excluding however, any lenders and non-institutional lenders (ii) who are involved in the sale, growth, processing or dispensing of cannabis products, (iii) are competitors of TCC, and (iv) named in a list of  TCC competitors that Borrower shall provide to Agent on a quarterly basis as an attachment to the Quarterly Certificate ("**TCC Competitor List**"), provided however, that  Agent and Lender shall have right, in their sole discretion, to sell to a TCC Competitor after the occurrence and during the continuance of an Event of Default for (a) the failure to deliver Wind Insurance pursuant to Section 7(a)(v), (b) comply with the Financial Covenants pursuant to Section 7(a)(iv) or (c) any monetary Event of Default. Borrower hereby consents that, without notice to Borrower, Agent may disclose to any prospective purchaser of any securities issued or to be issued by Agent and Lender, and any prospective or actual purchaser or transferee of any participation or other interest (whether in whole or in part) in the Loan  or any other loans made by Agent to Borrower, any financial or other information, data or material (including, without limitation, any tax returns) in Agent's possession relating to Borrower, Guarantors, indemnitors or the Loan.  Notwithstanding these foregoing provisions, Agent or Lender may at any time pledge or assign all or any portion of such Lender's rights under this Agreement and the other Loan Documents to a Federal Reserve Bank; provided, however, that no such pledge or assignment shall release Lender from such Lender's obligations hereunder or under any other Loan Document.

(e)     Notices.  Any notice, demand, or request hereunder shall be in writing and shall be deemed to have been sufficiently given for all purposes when personally presented, or sent by any nationally recognized overnight courier to such party at its address set forth below or sent by certified or registered mail, return receipt requested, to such party at its address set forth below:

Borrower:                    Trulieve Capps Highway LLC
                3494 Martin Hurst Road
                Tallahassee, Florida 32312
                Attention: Eric Powers

with a copy to          DLA Piper (Canada) LLP
Borrower's attorney:        Suite 6000, 1 Canadian Place
                     PO Box 367, 100 King St W
                     Toronto, Ontario
                     M5X 1E2
                     Canada
                     Attention: Derek Sigel, Esq.

Agent:                   Valley National Bank
                     1455 Valley Road
                     Wayne, New Jersey 07470
                     Attention: John Meyer

with a copy to          Sills Cummis & Gross, P.C.
Agent's attorney:           One Riverfront Plaza
                     Newark, New Jersey 07102
                     Attention: Mark Levenson, Esq.

Such notice shall be deemed to be given when received if delivered personally, on the next business day if sent by an overnight commercial courier or two days after the date mailed if sent by certified or registered mail. Any notice of any change in such address shall also be given in the manner set forth above. Whenever the giving of notice is required, the giving of such notice may be waived in writing by the party entitled to receive such notice.

(f)     <u>Definitions; Number and Gender</u> In the event Borrower consists of more than one individual or entity, the obligations and liabilities hereunder of each of them shall be joint and several and the word "Borrower" shall mean all or some or any of them.

(i)     For purposes of this Agreement, the singular shall be deemed to include the plural and the neuter shall be deemed to include the masculine and feminine, as the context may require.

(ii)     The words "Loan Agreement", "Mortgage ", "Note", and "Loan Document" shall include any supplements to or any amendments of or restatements of this Agreement, the Mortgage, the Note, and any of the other Loan Documents.

(iii)     "Affiliate" as used in the Loan Documents shall mean, as to any Person, any other Person that (a) directly or indirectly, owns more than twenty percent (20%) of such Person, (b) is in Control of, is Controlled by or is under common ownership or Control with such Person or (c) is a director or officer of such Person or of an Affiliate of such Person.

(iv)     The words "Aggregate Debt" as used in this Agreement and in each Mortgage means the indebtedness evidenced by the applicable Note secured by such Mortgage and any of the other Loan Documents, and any Swap Indebtedness, including all principal and interest together with all other indebtedness and costs and expenses for which the Borrower is responsible under such Note, or under any of the other Loan Documents, or under any of the Swap Transaction Documents.  Specifically, without limitation, the indebtedness and obligations of the Borrower shall also include all assessments, losses, fees and costs of any kind or nature incurred by Agent or Lender under any and all Swap Transaction Documents by and between Borrower, Agent and Lender, which arise, directly or indirectly, as a result of Borrower's prepayment of the principal amount of a Note, in whole or in part, whether voluntary or involuntary.

(v)     "Cannabis License" means any permit, approval, authorization, license, registration, variance or permission from any Governmental Authority (including without limitation, the Florida Department of Health, Office of Medical Marijuana Use), that authorizes the holder of recipient thereof to cultivate, manufacture, process, transport, distribute, dispense or otherwise market and sell cannabis in compliance with State Cannabis Laws.

(vi)     "Change in Cannabis Law" shall mean any change in applicable law, including Federal Cannabis Law and State Cannabis Law:  (a) that would make it unlawful for Lender to (i) perform any of its obligations hereunder or under any other Loan Document of (ii) to fund or maintain the Loan, (b) pursuant to which any Governmental Authority has enjoined Lender from (i) performing any of its obligations hereunder or under any other Loan Document, or (ii) funding or maintaining the Loan, or (c) that would result in any business activity conducted by Borrower being a Restricted Cannabis Activity.

(vii)     "Commodity Exchange Act" means the Commodity Exchange Act (7 U.S.C.§ 1 *et seq*.), as amended from time to time, and any successor statute.

(viii)     "Control" shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the day-to-day management, policies or activities of a Person, whether through ownership of voting securities, by contract or otherwise.

(ix)     "Financial Contract" as used in the Loan Documents means (1) an agreement (including terms and conditions incorporated by reference therein) which is a rate swap agreement, basis swap, forward rate agreement, commodity swap, commodity option, equity or equity index swap, bond option, interest rate option, foreign exchange agreement, rate cap agreement, rate floor agreement, rate collar agreement, currency swap agreement, cross-currency rate swap agreement, currency option, and other similar agreement (including any option to enter into any of the foregoing; (2) any combination of the foregoing; or (3) a master agreement for any of the foregoing together with all amendments and supplements.

(x)     "Federal Cannabis Law" means any federal laws of the United States treating cannabis and related products as illegal or as controlled substances.

(xi)     "Governmental Authority" means any court, board, agency, commission, office, authority, department, bureau or instrumentality of any nature whatsoever or any governmental unit (federal, state, county, district, municipal, city or otherwise) whether now or hereafter in existence.

(xii)     **"Person"** shall mean any individual, corporation, partnership, limited liability company, joint venture, estate, trust, unincorporated association, any other entity, any federal, state, county or municipal government or any bureau, department or agency thereof and any fiduciary acting in such capacity on behalf of any of the foregoing.

(xiii)    "Restricted Cannabis Activities" means, in connection with the cultivation, distribution, sale and/or possession of cannabis and related products: (a) any activity that is not permitted under applicable State Cannabis Laws; (b) notwithstanding compliance with applicable State Cannabis Laws, any activity which a Governmental Authority asserts is unlawful under Federal Cannabis Law and Borrower is enjoined by such Governmental Authority from conducting such activity; (c) the distribution and sale of cannabis and related products to minors that is not approved under a State Cannabis Law; (d) payments to criminal enterprises, gangs cartels and persons subject to economic or financial sanctions by the United States government; (f) diversion of cannabis and related products from states where it is legal under State Cannabis Laws to other States in the Under States where it is illegal, but only to the extent such diversion of cannabis and related products in prosecuted by a Governmental Authority; (g) use of activities permitted under State Cannabis Law as a cover or pretext for the trafficking of other controlled substances or illegal drugs or other illegal activity; (h) the commission, or making of threats, of violence and the use of firearms in violation of applicable law; (h) growing cannabis and related products on public lands, which are lands that are owned collectively by united states citizens and managed by Governmental Authorities and would include, but not be limited to, national and state parks, national forests, nature conservancy and national monuments (i) directly or indirectly, aiding, abetting or otherwise participating in a common enterprise with any person in any of the foregoing activities.

(xiv)    "State Cannabis Law" means (a) any law enacted by any State of the United States which legalizes cannabis and related products in some form and which implements strong and effective regulatory and enforcement systems to control the cultivation, distribution, sale and/or possession of cannabis and related products, and (b) any regulation, ordinance, rule, order, policy, decree, judgment, consent decree, writ, injunction, settlement agreement or governmental requirement enacted, promulgated or imposed or entered into or agreed by any Governmental Authority of such State under, pursuant to or in connection with such law.

(xv)    "Subsidiary" shall mean, as to any Person, (a) any corporation more than 50% of whose stock of any class or classes having by the terms thereof ordinary voting power to elect a majority of the directors of such corporation (irrespective of whether or not at the time stock of any class or classes of such corporation shall have or might have voting power by reason of the happening of any contingency) is at the time owned by such Person and/or one or more Subsidiaries of such Person and (b) any partnership, limited liability company, association, joint venture or other entity in which such Person and/or one or more Subsidiaries of such Person has more than a 50% equity interest at the time.  Unless otherwise qualified, all references to a "Subsidiary" or to "Subsidiaries" in this Agreement shall refer to a Subsidiary or Subsidiaries of TCC, Trulieve Tenant and/or Trulieve Holdings and any predecessors of such Subsidiary or Subsidiaries.

(xvi)    "Swap Indebtedness" means indebtedness, liabilities, fees, costs, assessments, or obligations, now existing or hereafter arising, due or to become due, absolute or contingent, of the Borrower to (i) Agent or to any Lender under any Swap Transaction, Swap Transaction Documents, or Financial Contract or (ii) the Agent or any Lender on the date of this

Agreement with respect to any Swap Transaction, Swap Transaction Documents, or Financial Contract in effect on or as of the date of this Agreement.

(xvii) "Swap" and/or "Swap Transaction" as used in the Loan Documents shall mean one or more agreements between the Borrower, Agent and Lender with respect to any interest rate swap, forward, future or derivative transaction or option or similar agreement involving, or settled by reference to, one or more interest rates, currencies, commodities, equity or debt instruments or securities, or economic, financial or pricing indices or measures of economic, financial or pricing risk of value.

(xviii) "Swap Transaction Documents" shall mean any and all documents related to any Swap Transactions by and between the Borrower and Lender, including but not limited to the following:  2002 ISDA Master Agreement, the Schedule to the Master Agreement, any Credit Support Annexes, any Swap Trade Confirmation, Risk Disclosure Statement, Eligible Contract Participant Verification Form, and Financial Contracts.

(g) <u>Conflicts Between Instruments</u>.  In the event of any conflict between the provisions of this Agreement and the provisions of any of the other Loan Documents, the provisions of this Agreement shall prevail.

(h) <u>Captions</u>.  The captions or headings of the paragraphs of this Agreement are for convenience only and shall not control or affect the meaning or construction of any of the terms or provisions of this Agreement.

(i) <u>Governing Law</u>.  This Agreement shall be governed by and construed in accordance with the laws of the State of Florida without giving effect to principles applicable to conflicts of laws.

(j) <u>Jurisdiction; Venue</u>.  Borrower hereby agrees to the jurisdiction of the state and federal courts located in the State of Florida for any and all issues arising either directly or indirectly in any action or proceeding between Borrower and Lender or their respective successors and assigns, out of or in any way connected with this Agreement.

(k) **JURY TRIAL WAIVER.  BORROWER, AGENT AND LENDER HEREBY WAIVE ANY AND ALL RIGHTS THAT THEY MAY HAVE NOW OR HEREAFTER HAVE UNDER THE LAWS OF THE UNITED STATES OF AMERICA OR ANY STATE TO A TRIAL BY JURY OF ANY AND ALL ISSUES ARISING EITHER DIRECTLY OR INDIRECTLY IN ANY ACTION OR PROCEEDING BETWEEN BORROWER, AGENT AND LENDER OR THEIR RESPECTIVE SUCCESSORS AND ASSIGNS, OUT OF OR IN ANY WAY CONNECTED WITH THE LOAN AGREEMENT. IT IS INTENDED THAT THIS WAIVER OF JURY TRIAL SHALL APPLY TO ANY AND ALL CLAIMS, DEFENSES, RIGHTS, AND/OR COUNTERCLAIMS IN ANY ACTION OR PROCEEDING.**

(l) <u>Counterparts; Electronic Signatures</u>.  To facilitate execution, this Agreement may be executed in as many counterparts as may be convenient or required.  It shall not be necessary that the signatures of, or on behalf of, each party, or that the signature of all persons required to bind any party, appear on each counterpart.  All counterparts shall collectively constitute a single instrument. It shall not be necessary in making proof of this Agreement to produce or account for more than a single counterpart containing the respective signatures of, or on behalf of, each of the parties hereto. Any signature page to any counterpart may be detached from such counterpart without impairing the legal effect of the signatures thereon and thereafter attached to another counterpart identical thereto except having attached to it additional signature pages. A manually signed copy of this Agreement delivered by facsimile, e-mail or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.  Agent is also entitled to rely on all ancillary and supporting documentation delivered by electronic transmission.

## SIGNATURES TO FOLLOW ON NEXT PAGE

**IN WITNESS WHEREOF**, Borrower, Agent and Lender have executed or caused this Agreement to be executed on the date first above written.

**BORROWER:**

**TRULIEVE CAPPS HIGHWAY LLC**


By:  /s/Eric Powers

Name: Eric Powers                                                                                          Title:  Secretary

**AGENT:**

**VALLEY NATIONAL BANK**

By:  /s/John Meyer
      Name: John Meyer
      Title:  Senior Vice President


**LENDER**:

**VALLEY NATIONAL BANK**

By:  /s/John Meyer
      Name: John Meyer
      Title:  Senior Vice President


**FIRST FEDERAL BANK**

By:  /s/Robert Turbeville
      Name: Robert Turbeville
      Title:  Chief Lending Officer


**COGENT BANK**


By:  /s/Arturo E. Rios
      Name: Arturo E. Rios
      Title:  Senior Vice President

[Acknowledgement for Borrower only follows on next page]

DOCPROPERTY "CUS_DocIDChunk0" 9289539 v8

STATE OF FLORIDA)

                           ) ss.:

COUNTY OF LEON     )


The foregoing instrument was acknowledged before me by means of ☑ physical presence or ☐ online notarization, this 26th day of December, 2022, by Eric Powers, as Secretary of **TRULIEVE CAPPS HIGHWAY LLC**, a Florida limited liability company, on behalf of said limited liability company. He is <u>personally known to me</u> or provided _____ as identification.

                                          <u>/s/Samantha A. Zadikow</u>
                                          Notary Public, State of Florida


                                          My Commission Expires:  <u>December 26, 2025</u>


                                          (NOTARY SEAL)

DOCPROPERTY "CUS_DocIDChunk0" 9289539 v8

# SCHEDULE 1

## LENDERS' RATABLE SHARE

| Lender's Name | Ratable Loan Amount | Percentage/Ratable Share |
|---|---|---|
| | [***] | |

Exhibit 23.1

**CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

We consent the use of our auditor's report dated March 22, 2021, with respect to the consolidated statements of operations and comprehensive income, changes in shareholders' equity, and cash flows for the year ended December 31, 2020, and the related notes (collectively referred to as the consolidated financial statements) of Trulieve Cannabis Corp. (and its subsidiaries) for the year ended December 31, 2020, included in this Annual Report on Form 10-K of Trulieve Cannabis Corp. for the year ended December 31, 2022, as filed with the United States Securities Exchange Commission ("SEC").

**/s/ MNP LLP**

Chartered Professional Accountants
Licensed Public Accountants
March 8, 2023
Ottawa, Canada

EXHIBIT 23.2

<u>INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM'S CONSENT</u>

We consent to the incorporation by reference in the Registration Statement of Trulieve Cannabis Corp. on Form S-3 **(File No. 333-266059)** and Form S-8 **(File No. 333-260098, 333-259175)** of our report dated March 8, 2023, with respect to our audits of the consolidated financial statements of Trulieve Cannabis Corp. as of December 31, 2022 and 2021 and for the years then ended and our report dated March 8, 2023 with respect to our audit of internal control over financial reporting of Trulieve Cannabis Corp. as of December 31, 2022, which reports are included in this Annual Report on Form 10-K of Trulieve Cannabis Corp. for the year ended December 31, 2022.

Our report on the effectiveness of internal control over financial reporting expressed an adverse opinion because of the existence of material weaknesses.

**/s/ Marcum LLP**


Marcum LLP
West Palm Beach, FL
March 8, 2023

**EXHIBIT 31.1**

**CERTIFICATION PURSUANT TO**
**RULES 13a-14(a) AND 15d-14(a) UNDER THE SECURITIES EXCHANGE ACT OF 1934,**
**AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002**

I, Kim Rivers, certify that:

1.    I have reviewed this Annual Report on Form 10-K of Trulieve Cannabis Corp.;

2.    Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statement made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.    Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.    The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a)    designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)    designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with generally accepted accounting principles;

(c)    evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)    disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5.    The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

(a)    all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b)    any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls over financial reporting.

Date: March 8, 2023

/s/ Kim Rivers
Kim Rivers
*Chief Executive Officer*
*(Principal Executive Officer)*

EXHIBIT 31.2

**CERTIFICATION PURSUANT TO**
**RULES 13a-14(a) AND 15d-14(a) UNDER THE SECURITIES EXCHANGE ACT OF 1934,**
**AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002**

I, Alex D'Amico, certify that:

1.      I have reviewed this Annual Report on Form 10-K of Trulieve Cannabis Corp.;

2.   Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statement made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.   Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.   The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a)   designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)   designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with generally accepted accounting principles;

(c)   evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)   disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5.   The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

(a)   all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b)   any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls over financial reporting.

Date: March 8, 2023

/s/ Alex D'Amico
Alex D'Amico
*Chief Financial Officer*
*(Principal Financial Officer)*

**Exhibit 32.1**

**Certification of Periodic Financial Report**
**Pursuant to 18 U.S.C. Section 1350**
**as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002**

Each of the undersigned officers of Trulieve Cannabis Corp. (the "Company") certifies, to his knowledge and solely for the purposes of 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that the Annual Report on Form 10-K of the Company for the year ended December 31, 2022 fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and the information contained in the Form 10-K fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: March 8, 2023

/s/ Kim Rivers
Kim Rivers
*Chief Executive Officer*

Dated: March 8, 2023

/s/ Alex D'Amico
Alex D'Amico
*Chief Financial Officer*

**EXHIBIT 99.1**

## Appendix A

## Licenses and Permits

| State | Entity Name | Licensed Address | Type | License # | Expiration Date | Regulator |
|-------|-------------|------------------|------|-----------|-----------------|-----------|
| MA | Life Essence, Inc. | 142 Southbridge ST. Worcester, MA 01068 | Final Marijuana Retailer License | MR282049 | 5/13/23 | Massachusetts Cannabis Control Commission |
| CA | 805 Beach Breaks, Inc. | 1053 Highland Way Grover Beach, CA 93433 | Commercial Cannabis Permit | C10-0000270-LIC | 5/18/2023 | City of Grover Beach |
| CA | Harvest of Napa, Inc. | 2449 2nd St. Napa, CA 94559 | Provisional State Medical - Retailer License | C10-0000184-LIC | 6/11/2023 | California Department of Cannabis Control |
| MA | Life Essence, Inc. | 56 Canal St. Holyoke, MA 01040 | Final Marijuana Product Manufacturing License | MP281624 | 7/15/2023 | Massachusetts Cannabis Control Commission |
| MA | Life Essence, Inc. | 56 Canal St. Holyoke, MA 01040 | Final Marijuana Cultivation Tier 9/Indoor License (70,001-80,000 sq. ft.) | MC281999 | 7/15/2023 | Massachusetts Cannabis Control Commission |
| MA | Life Essence, Inc. | 216 N. King St. Northampton, MA 01060 | Final Marijuana Retailer Establishment License | MR282981 | 6/19/2023 | Massachusetts Cannabis Control Commission |
| PA | Agrimed Industries of PA, LLC | 280 Thomas Road Carmichaels, PA 15320 | Medical Marijuana Grower/Processor Permit | GP-5012-17 | 6/20/2023 | Commonwealth of Pennsylvania Department of Health |
| PA | Franklin Labs, LLC | 1800 Centre Ave. Reading, PA 19601 | Medical Marijuana Grower/Processor Permit | GP-1017-17 | 6/20/2023 | Commonwealth of Pennsylvania Department of Health |
| PA | PurePenn LLC | 511 Industry Rd. McKeesport, PA 15132 | Medical Marijuana Grower/Processor Permit | GP-5016-17 | 6/20/2023 | Commonwealth of Pennsylvania Department of Health |
| CA | 805 Beach Breaks, Inc. | 1053 Highland Way Grover Beach, CA 93433 | State Adult-Use/Medical - Retailer License | C10-0000270-LIC | 6/23/2023 | California Department of Cannabis Control |
| CO | Harvest of Colorado, LLC | 5231 Monroe Street, Suite 100 & 205 | Retail Marijuana Products Manufacturer | 404R-00066 | 6/25/2023 | State of Colorado Department of Revenue Marijuana Enforcement Division |

| State | Entity Name | Licensed Address | Type | License # | Expiration Date | Regulator |
|---|---|---|---|---|---|---|
| CO | Harvest of Colorado, LLC | 5231 Monroe Street, Suite 100 & 205 | Medical Marijuana Products Manufacturer | 404-00048 | 6/28/2023 | State of Colorado Department of Revenue Marijuana Enforcement Division |
| PA | Chamounix Ventures, LLC | 420 W. Lancaster Avenue Devon, PA 19333 | Medical Marijuana Dispensary Permit (for multiple locations) | D-1067-17 (1 of 3 locations) | 6/29/2023 | Commonwealth of Pennsylvania Department of Health |
| PA | Chamounix Ventures, LLC | 300 Packer Ave. Philadelphia, PA 19148 | Medical Marijuana Dispensary Permit (for multiple locations) | D-1067-17 (2 of 3 locations) | 6/29/2023 | Commonwealth of Pennsylvania Department of Health |
| PA | Chamounix Ventures, LLC | 102 Hansen Access Rd. King of Prussia, PA 19406 | Medical Marijuana Dispensary Permit (for multiple locations) | D-1067-17 (3 of 3 locations) | 6/29/2023 | Commonwealth of Pennsylvania Department of Health |
| PA | Keystone Relief Centers, LLC | 200 Adios Drive, Suite 20 Washington, PA 15301 | Medical Marijuana Dispensary Permit (for multiple locations) | D-5050-17 (1 of 3 locations) | 6/29/2023 | Commonwealth of Pennsylvania Department of Health |
| PA | Keystone Relief Centers, LLC | 5600 Forward Ave. Pittsburgh, PA 15127 | Medical Marijuana Dispensary Permit (for multiple locations) | D-5050-17 (2 of 3 locations) | 6/29/2023 | Commonwealth of Pennsylvania Department of Health |
| PA | Keystone Relief Centers, LLC | 22095 Perry Hwy. #301 Zelienople, PA 16063 | Medical Marijuana Dispensary Permit (for multiple locations) | D-5050-17 (3 of 3 locations) | 6/29/2023 | Commonwealth of Pennsylvania Department of Health |
| PA | SMPB Retail, LLC | 3225 N. 5th St. Hwy., Suite 1 Reading, PA 19605 (primary location under this permit) | Medical Marijuana Dispensary Permit (for multiple locations) | D-1050-17 | 6/29/2023 | Commonwealth of Pennsylvania Department of Health |
| PA | SMPB Retail, LLC | 826 W. Dekalb Pike King of Prussia, PA 19406 (additional location under this permit) | Medical Marijuana Dispensary Permit (for multiple locations) | D-1050-17 | 6/29/2023 | Commonwealth of Pennsylvania Department of Health |
| PA | SMPB Retail, LLC | 501-505 S. Broad St. Philadelphia, PA 19147 (additional location under this permit) | Medical Marijuana Dispensary Permit (for multiple locations) | D-1050-17 | 6/29/2023 | Commonwealth of Pennsylvania Department of Health |
| MA | Life Essence, Inc. | 85 Worcestor Rd. Framingham, MA 01702 | Final Marijuana Retailer License | MR283110 | 7/20/2023 | Massachusetts Cannabis Control Commission |

| State | Entity Name | Licensed Address | Type | License # | Expiration Date | Regulator |
|---|---|---|---|---|---|---|
| FL | Trulieve, Inc. | 3494 Martin Hurst Dr. Tallahassee, FL 32312 | Medical Marijuana Treatment Center License (vertical - multiple dispensaries) | MMTC-2015-0005 | 7/24/2024 | Florida Department of Health, Office of Medical Marijuana Use |
| CA | Harvest of Napa, Inc. | 2449 2nd St. Napa, CA 94559 | Cannabis Establishment Clearance Certificate | MMD20-0003 | 3/29/23 | City of Napa |
| AZ | AD, LLC (CHAA #59) | 2630 W. Indian School Rd. Phoenix, AZ 85017 | State Retail License - Medical (includes Edible Authorization) | 00000092DCEG00124317 | 8/7/2024 | Arizona Department of Health Services |
| AZ | Byer's Dispensary, Inc. (CHAA # 40) | 15190 N. Hayden Rd. Scottsdale, AZ 85260 | State Retail License - Medical (includes Edible Authorization) | 00000054DCOV00321891 | 8/7/2024 | Arizona Department of Health Services |
| AZ | Byer's Dispensary, Inc. (CHAA # 40) | 2051 W. State Route 260 Camp Verde, AZ 86322 | State Cultivation License - Medical | 00000054DCOV00321891 | 8/7/2024 | Arizona Department of Health Services |
| AZ | Green Desert Patient Center of Peoria, Inc. (CHAA # 41) | 9275 W. Peoria Ae., Suite 104 Peoria, AZ 85345 | State Retail License - Medical (includes Edible Authorization) | 00000023DCAK00675039 | 8/7/2024 | Arizona Department of Health Services |
| AZ | Green Sky Patient Center of Scottsdale, Inc. (CHAA # 40) | 7320 E. Butherus Dr., Suite 100 Scottsdale, AZ 85260 | State Retail License - Medical (includes Edible Authorization) | 00000022DCRX00190936 | 8/7/2024 | Arizona Department of Health Services |
| AZ | High Desert Healing, LLC (CHAA # 62) | 3828 S. Vermeersch Rd. Avondale, AZ 85323 | State Retail License - Medical (includes Edible Authorization) | 00000007DCWH00607422 | 8/7/2024 | Arizona Department of Health Services |
| AZ | High Desert Healing, LLC (CHAA # 80) | 13433 E. Chandler Blvd., Suite A Chandler, AZ 85225 | State Retail License - Medical (includes Edible Authorization) | 00000005DCMV00766195 | 8/7/2024 | Arizona Department of Health Services |
| AZ | Medical Pain Relief, Inc. (CHAA # 99) | 1860 E. Salk Dr., Suite B-1 Casa Grande, AZ 85122 | State Retail License - Medical | 00000044DCCJ00900645 | 8/7/2024 | Arizona Department of Health Services |
| AZ | Nature Med, Inc. (CHAA # 71) | 1821 W. Baseline Rd. Guadalupe, AZ 85283 | State Retail License - Medical (includes Edible Authorization) | 00000018DCST00941489 | 8/7/2024 | Arizona Department of Health Services |
| AZ | Purplemed, Inc. | 1010 S. Freeway, Suite 130 Tucson, AZ 85745 | State medical license - Dispense (includes edibles authorization) | 0000056DCLD00291476 | 8/7/2024 | Arizona Department of Health Services |
| AZ | Purplemed, Inc. | 3615 Golf Links Rd. Ste 107, Tuscon AZ 85713 | state medical license (cultivation) | 0000056DCLD00291476 | 8/7/2024 | Arizona Department of Health Services |

| State | Entity Name | Licensed Address | Type | License # | Expiration Date | Regulator |
|---|---|---|---|---|---|---|
| WV | Trulieve WV, Inc. | 1 Vision Lane Lesage, WV 25537 | Medical Cannabis Grower Permit | G200004 | 9/30/2023 | West Virginia Dept. of Health and Human Services, Office of Medical Cannabis |
| MA | Life Essence, Inc. | Final Cult/Grow at 56 Canal St. Holyoke, MA 01040 | Final Medical Marijuana Treatment Center License (vertical: grow, processor & 3 dispensaries) (see below) | RMD 1365 (1 of 4 locations) | 12/06/2023 | Massachusetts Cannabis Control Commission |
| MA | Life Essence, Inc. | Dispensing at: Final: 216 N. King St. Northampton, MA 01060 | Final Medical Marijuana Treatment Center License (vertical: grow, processor & 3 dispensaries) (see below) | RMD1365 (2 of 4 locations) | 12/06/2023 | Massachusetts Cannabis Control Commission |
| MA | Life Essence, Inc. | COL Approved for (needs PPFLI): 85 Worcestor Rd. Framingham, MA 01702 | Final Medical Marijuana Treatment Center License (vertical: grow, processor & 3 dispensaries) (see below) | RMD1365 (3 of 4 locations) | 12/06/2023 | Massachusetts Cannabis Control Commission |
| MA | Life Essence, Inc. | Dispensing at: Provisional: 142 Southbridge Street, Worcester, MA 01608 | Final Medical Marijuana Treatment Center License (vertical: grow, processor & 3 dispensaries) (see below) | RMD1365 (4 of 4 locatoins) | 12/06/2023 | Massachusetts Cannabis Control Commission |
| WV | Trulieve WV, Inc. | 8102 Fraziers Lane Lesage, WV 25537 | Medical Cannabis Processor Permit | P060009 | 11/12/2023 | West Virginia Dept. of Health and Human Services, Office of Medical Cannabis |
| MA | Life Essence, Inc. | 85 Worcestor Rd. Framingham, MA 01702 | Adult - use Marijuana Operating Permit | MOP 2022-3 | 11/20/2023 | City of Framingham Public Health Department |
| PA | Harvest of Northeast PA, LLC | 340 S. Washington St. Scranton, PA 18505 (primary location under this license) | Medical Marijuana Dispensary Permit (for multiple locations) | D18-2018 | 12/18/2023 | Commonwealth of Pennsylvania Department of Health |
| PA | Harvest of Northeast PA, LLC | 1809 MacArthur Rd. Whitehall, PA 18052 (additional location under the permit) | Medical Marijuana Dispensary Permit (for multiple locations) | D18-2018 | 12/18/2023 | Commonwealth of Pennsylvania Department of Health |
| PA | Harvest of South Central PA, LLC | 2500-2504 N. 6th St. Harrisburg, PA 17110 (primary location for this license) | Medical Marijuana Dispensary Permit (for multiple locations) | D18-3011 | 12/18/2023 | Commonwealth of Pennsylvania Department of Health |
| PA | Harvest of South Central PA, LLC | 3401 Hartzdale Drive Camp Hill, PA 17011 (additional location under this permit) | Medical Marijuana Dispensary Permit (for multiple locations) | D18-3011 | 12/18/2023 | Commonwealth of Pennsylvania Department of Health |

| State | Entity Name | Licensed Address | Type | License # | Expiration Date | Regulator |
|---|---|---|---|---|---|---|
| PA | Harvest of South Central PA, LLC | 2300 E. Market St. Suite 10 York, PA 17402 (additional location under this permit) | Medical Marijuana Dispensary Permit (for multiple locations) | D18-3011 | 12/18/2023 | Commonwealth of Pennsylvania Department of Health |
| PA | Harvest of Southeast PA, LLC | 201 Lancaster Ave. Reading, PA 19611 (primary location under this permit) | Medical Marijuana Dispensary Permit (for multiple locations) | D18-1020 | 12/18/2023 | Commonwealth of Pennsylvania Department of Health |
| PA | Harvest of Southwest PA, LLC | 339 Main St. Johnstown, PA 15901 (primary location under this permit) | Medical Marijuana Dispensary Permit (for multiple locations) | D18-5017 | 12/18/2023 | Commonwealth of Pennsylvania Department of Health |
| PA | Harvest of Southwest PA, LLC | 20269 Route 19 N. Cranberry Township, PA 16066 (additional location under this permit) | Medical Marijuana Dispensary Permit (for multiple locations) | D18-5017 | 12/18/2023 | Commonwealth of Pennsylvania Department of Health |
| PA | Harvest of Southwest PA, LLC | 200 Federal St. Pittsburgh, PA 15212 (additional location under this permit) | Medical Marijuana Dispensary Permit (for multiple locations) | D18-5017 | 12/18/2023 | Commonwealth of Pennsylvania Department of Health |
| AZ | Abedon Saiz, LLC (CHAA #8) | 1691 Industrial Blvd. Lake Havasu City, AZ 86404 | State Retail License - Recreational | 00000052ESLX15969554 | 1/21/2025 | Arizona Department of Health Services |
| AZ | Abedon Saiz, LLC (CHAA #8) | 143 North Miami Dr. Miami, AZ 85539 | State Cultivation License - Recreational | 00000052ESLX15969554 | 1/21/2025 | Arizona Department of Health Services |
| AZ | AD, LLC (CHAA #59) | 2630 W. Indian School Rd. Phoenix, AZ 85017 | State Retail License - Recreational | 00000006ESWX56565424 | 08/07/2024 | Arizona Department of Health Services |
| AZ | AD, LLC (CHAA #59) | 12225 W. Peoria Ave. El Mirage, AZ 85335 | State Cultivation and Manufacturing License - Recreational | 00000006ESWX56565424 | 08/07/2024 | Arizona Department of Health Services |
| AZ | Byer's Dispensary, Inc. (CHAA # 40) | 15190 N. Hayden Rd. Scottsdale, AZ 85260 | State Retail License - Recreational | 00000003ESPF54627423 | 8/7/2024 | Arizona Department of Health Services |
| AZ | Fort Mountain Consulting, LLC (CHAA #51) (N/O) | Apn 501-47-012q, El Mirage, AZ 85335 (Tucson 22nd St) | State Retail License - Recreational | 00000016ESBY46918805 | 1/21/2024 | Arizona Department of Health Services |
| AZ | Green Desert Patient Center of Peoria, Inc. (CHAA # 41) | 9275 W. Peoria Ae., Suite 104 Peoria, AZ 85345 | State Retail License - Recreational | 00000082ESUB29429633 | 8/7/2024 | Arizona Department of Health Services |
| AZ | Green Desert Patient Center of Peoria, Inc. | 5655 E. Gaskill Rd. Wilcox, AZ 85643 | Status Cultivation License - Recreational | 00000082ESUB29429633 | 8/7/2024 | Arizona Department of Health Services |

| State | Entity Name | Licensed Address | Type | License # | Expiration Date | Regulator |
|---|---|---|---|---|---|---|
| AZ | Green Sky Patient Center of Scottsdale, Inc. (CHAA # 40) | 7320 E. Butherus Dr., Suite 100 Scottsdale, AZ 85260 | State Retail License - Recreational | 00000081ESLT56066782 | 8/7/2024 | Arizona Department of Health Services |
| AZ | Green Sky Patient Center of Scottsdale, Inc. (CHAA # 40) | 2512 E. Magnolia St. Phoenix, AZ 85034 | State Cultivation License - Recreational | 00000081ESLT56066782 | 8/7/2024 | Arizona Department of Health Services |
| AZ | High Desert Healing, LLC (CHAA # 62) | 3828 S. Vermeersch Rd. Avondale, AZ 85323 | State Retail License - Recreational | 00000014ESNA15249640 | 8/7/2024 | Arizona Department of Health Services |
| AZ | High Desert Healing, LLC (CHAA # 62) | 13454 N. Black Canyon Hwy. Phoenix, AZ 85029 | State Cultivation License - Recreational | 00000014ESNA15249640 | 8/7/2024 | Arizona Department of Health Services |
| AZ | High Desert Healing, LLC (CHAA # 80) | 13433 E. Chandler Blvd., Suite A Chandler, AZ 85225 | State Retail License - Recreational | 00000007ESWD35270682 | 8/7/2024 | Arizona Department of Health Services |
| AZ | High Desert Healing, LLC (CHAA # 80) | 770 E. Evans Blvd. Tucson, AZ 85713 | State Cultivation License - Recreational | 00000007ESWD35270682 | 8/7/2024 | Arizona Department of Health Services |
| AZ | Kwerles, Inc. (CHAA # 93) | 2017 W. Peoria Ave., Suite A Phoenix, AZ 85029 | State Retail License - Recreational | 00000005ESIN89499585 | 1/21/2025 | Arizona Department of Health Services |
| AZ | Kwerles, Inc. (CHAA # 93) | 2017 W. Peoria Ave., Suite A Phoenix, AZ 85029 | State Manufacturing License (Kitchen Only) - Recreational | 00000005ESIN89499585 | 1/21/2025 | Arizona Department of Health Services |
| AZ | Medical Pain Relief, Inc. (CHAA # 99) | 1860 E. Salk Dr., Suite B-1 Casa Grande, AZ 85122 | State Retail License - Recreational | 00000010ESIR42914838 | 8/7/2024 | Arizona Department of Health Services |
| AZ | Medical Pain Relief, Inc. (CHAA # 99) | 1101 N. 21st Ave. Phoenix, AZ 85009 | State Cultivation License - Recreational | 00000010ESIR42914838 | 8/7/2024 | Arizona Department of Health Services |
| AZ | Mohave Valley Consulting, LLC (CHAA #60) (N/O) | 1625 N 51st Ave , Phoenix, AZ 85035 (Pheonix - 7th St.) | State Retail License - Recreational | 00000017ESMI32133238 | 1/21/2025 | Arizona Department of Health Services |
| AZ | Nature Med, Inc. (CHAA # 71) | 1821 W. Baseline Rd. Guadalupe, AZ 85283 | State Retail License - Recreational | 00000056ESPE92908314 | 8/7/2024 | Arizona Department of Health Services |
| AZ | Nature Med, Inc. (CHAA # 71) | 300 E. Cherry St. Cottonwood, AZ 86326 | State Cultivation License - Recreational | 00000056ESPE92908314 | 8/7/2024 | Arizona Department of Health Services |
| AZ | Pahana, Inc. (CHAA # 45) | 13631 N. 59th Ave., Unit B110 Glendale, AZ 85304 | State Retail License - Recreational | 00000018ESKD27426528 | 1/21/2023 | Arizona Department of Health Services |

| State | Entity Name | Licensed Address | Type | License # | Expiration Date | Regulator |
|---|---|---|---|---|---|---|
| AZ | Pahana, Inc. (CHAA # 45) | 57 N. 57th Dr. Phoenix, AZ 85053 | State Cultivation License - Recreational | 00000018ESKD27426528 | 1/21/2025 | Arizona Department of Health Services |
| AZ | Patient Care Center 301, Inc. (CHAA # 109) | 2734 E. Grant Rd. Tucson, AZ 85716 | State Retail License - Recreational | 00000004ESAN63639048 | 1/21/2025 | Arizona Department of Health Services |
| AZ | Patient Care Center 301, Inc. (CHAA # 109) | 4002 N. 36th Ave., Unit 100 Phoenix, AZ 85019 | State Cultivation License - Recreational | 00000004ESAN63639048 | 1/21/2025 | Arizona Department of Health Services |
| AZ | Sherri Dunn, LLC (CHAA # 26) | 2400 Arizona 89A Cottonwood, AZ 86326 | State Retail License - Recreational | 00000055ESFL28376770 | 1/21/2025 | Arizona Department of Health Services |
| AZ | Svaccha, LLC (CHAA # 74) | 1985 W. Apache Trail, Unit 4/4A Apache Junction, AZ 85120 | State Retail License - Recreational | 00000011ESVC04035599 | 1/21/2025 | Arizona Department of Health Services |
| AZ | Svaccha, LLC (CHAA # 92) | 710 W. Elliot Rd., Sts. 102 & 103 Tempe, AZ 85284 | State Retail License - Recreational | 00000009ESJA48286920 | 1/21/2025 | Arizona Department of Health Services |
| AZ | Svaccha, LLC (CHAA # 92) | 4860 N. Ken Morey Dr., Bldg 1 & 2 Bellemont, AZ 86015 | State Cultivation and Manufacturing License - Recreational | 00000009ESJA48286920 | 1/21/2023 | Arizona Department of Health Services |
| AZ | Sweet 5, LLC (CHAA #47) | 1150 W. McLellan Rd. Mesa North, AZ 85201 | State Retail License - Recreational | 00000013ESHH20255089 | 1/21/2025 | Arizona Department of Health Services |
| AZ | The Giving Tree Wellness Center of Mesa, Inc (CHAA # 73) | 938 E. Juanita Ave. Mesa, AZ 85204 | State Retail License - Recreational | 00000008ESJT20615662 | 8/7/2024 | Arizona Department of Health Services |
| WV | Mountaineer Holding LLC | 2700 E. DuPont Avenue, Suite 9 Belle, WV 25015 | Medical Cannabis Dispensary Permit | D200040 | 1/28/2024 | West Virginia Dept. of Health and Human Services, Office of Medical Cannabis |
| WV | Mountaineer Holding LLC | 2 Putnam Village Dr., Sts. 2 3 Hurricane, WV 25526 | Medical Cannabis Dispensary Permit | D540041 | 1/28/2024 | West Virginia Dept. of Health and Human Services, Office of Medical Cannabis |
| WV | Solevo Wellness West Virginia, LLC | 1054A Maple Drive Morgantown, WV 26505 | Medical Cannabis Dispensary Permit | D310098 | 1/28/2024 | West Virginia Dept. of Health and Human Services, Office of Medical Cannabis |

| State | Entity Name | Licensed Address | Type | License # | Expiration Date | Regulator |
|-------|-------------|------------------|------|-----------|-----------------|-----------|
| WV | Trulieve WV, Inc. | 2013 5th Avenue Huntington WV 25703 | Medical Cannabis Dispensary Permit | D490079 | 1/28/2024 | West Virginia Dept. of Health and Human Services, Office of Medical Cannabis |
| WV | Trulieve WV, Inc. | 1397 Earl Core Road Morgantown, WV 26505 | Medical Cannabis Dispensary Permit | D310080 | 1/28/2024 | West Virginia Dept. of Health and Human Services, Office of Medical Cannabis |
| WV | Trulieve WV, Inc. | 137 Staunton Dr. Weston, WV 26452 | Medical Cannabis Dispensary Permit | D310081 | 1/28/2024 | West Virginia Dept. of Health and Human Services, Office of Medical Cannabis |
| WV | Trulieve WV, Inc. | 525 Granville Sq., Suite 101 Morgantown, WV 26501 | Medical Cannabis Dispensary Permit | D310099 | 1/28/2024 | West Virginia Dept. of Health and Human Services, Office of Medical Cannabis |
| WV | Trulieve WV, Inc. | 4701 MacCorkle Ave SW S. Charleston, WV 25309 | Medical Cannabis Dispensary Permit | D200078 | 1/28/2024 | West Virginia Dept. of Health and Human Services, Office of Medical Cannabis |
| WV | Trulieve WV, Inc. | 152 Park Center Drive Parkersburg, WV 26101 | Medical Cannabis Dispensary Permit | D540100 | 1/28/2024 | West Virginia Dept. of Health and Human Services, Office of Medical Cannabis |
| NV | Harvest of Nevada, LLC | 450 N. Industrial Way West Wendover, NV 89883 | Provisional Recreational Cannabis Cultivation License | 99035327095322531404 | 8/31/2023 | State of Nevada Cannabis Compliance Board |
| NV | Harvest of Nevada, LLC | 450 N. Industrial Way West Wendover, NV 89883 | Provisional Recreational Cannabis Production License | 99035327095322531403 | 8/31/2023 | State of Nevada Cannabis Compliance Board |
| NV | Harvest of Nevada, LLC | 450 N. Industrial Way West Wendover, NV 89883 | Provisional Medical Cannabis Cultivation License | 02453409930064080151 | 3/31/2023 | State of Nevada Cannabis Compliance Board |
| NV | Harvest of Nevada, LLC | 450 N. Industrial Way West Wendover, NV 89883 | Provisional Medical Cannabis Production License | 44157619491235161364 | 3/31/2023 | State of Nevada Cannabis Compliance Board |
| CO | Harvest of Colorado, LLC | 5231 Monroe Street, Suite 100 & 205 | Business License for Medical Manufacturing | 2022-BFN-0001501 (prev: 2013-BFN-1068395) | 2/24/2024 | City and County of Denver Department of Excise and Licenses |

| State | Entity Name | Licensed Address | Type | License # | Expiration Date | Regulator |
|---|---|---|---|---|---|---|
| CO | Harvest of Colorado, LLC | 5231 Monroe Street, Suite 100 & 205 | Business License for Retail Manufacturing | 2022-BFN-0001533 (prev: 2014-BFN-1073525) | 2/24/2024 | City and County of Denver Department of Excise and Licenses |
| AZ | Purplemed, Inc. | 1010 S. Freeway, Suite 130 Tucson, AZ 85745 | Adult use - Retail | 00000130ESFL12611544 | 8/7/2024 | Arizona Department of Health Services |
| MD | Trulieve MD Cultivation, LLC f/k/a Harvest of Maryland Cultivation, LLC | 35 South St. Hancock, MD 21750 | State Medical Cannabis Cultivation License | G-17-00003 | 8/14/2023 | Maryland Medical Cannabis Commission |
| AZ | Abedon Saiz, LLC (CHAA #8) | 1691 Industrial Blvd. Lake Havasu City, AZ 86404 | State Retail License - Medical (includes Edible Authorization) | 000000135DCSM00130984 | 1/21/25 | Arizona Department of Health Services |
| AZ | Fort Mountain Consulting, LLC (CHAA #51) (N/O) | Apn 501-47-012q, El Mirage, AZ 85335 (Tucson 22nd St) | State Retail License - Medical | 00000134DCUJ00307958 | 10/6/2023 | Arizona Department of Health Services |
| AZ | Kwerles, Inc. (CHAA # 93) | 2017 W. Peoria Ave., Suite A Phoenix, AZ 85029 | State Retail License - Medical | 00000125DCWD00787544 | 1/21/2025 | Arizona Department of Health Services |
| AZ | Mohave Valley Consulting, LLC (CHAA #60) (N/O) | 1625 N 51st Ave , Phoenix, AZ 85035 (Pheonix - 7th St.) | State Retail License - Medical | 00000121DCLW00319285 | 1/21/2025 | Arizona Department of Health Services |
| AZ | Pahana, Inc. (CHAA # 45) | 13631 N. 59th Ave., Unit B110 Glendale, AZ 85304 | State Retail License - Medical (includes Edible Authorization) | 000000129DCKL00602472 | 1/21/2025 | Arizona Department of Health Services |
| AZ | Patient Care Center 301, Inc. (CHAA # 109) | 2734 E. Grant Rd. Tucson, AZ 85716 | State Retail License - Medical (includes Edible Authorization) | 000000127DCSS00185167 | 1/21/2025 | Arizona Department of Health Services |
| AZ | Sherri Dunn, LLC (CHAA # 26) | 2400 Arizona 89A Cottonwood, AZ 86326 | State Retail License - Medical (includes Edible Authorization) | 000000124DCKQ00697385 | 1/21/2025 | Arizona Department of Health Services |
| AZ | Svaccha, LLC (CHAA # 74) | 1985 W. Apache Trail, Unit 4/4A Apache Junction, AZ 85120 | State Retail License - Medical (includes Edible Authorization) | 000000137DCOF00188324 | 1/21/25 | Arizona Department of Health Services |
| AZ | Svaccha, LLC (CHAA # 92) | 710 W. Elliot Rd., Sts. 102 & 103 Tempe, AZ 85284 | State Retail License - Medical (includes Edible Authorization) | 000000120DCEQ00578528 | 1/21/2025 | Arizona Department of Health Services |
| AZ | Sweet 5, LLC (CHAA #47) | 1150 W. McLellan Rd. Mesa North, AZ 85201 | State Retail License - Medical | 00000115DCGL00377020 | 1/21/2025 | Arizona Department of Health Services |
| MD | Trulieve MD Dispensary 3, LLC f/k/a Harvest of Maryland | 12200 Rockville Pike Rockville, MD 20852 | State Medical Cannabis Dispensary License | D-17-00017 | 12/14/2023 | Maryland Medical Cannabis Commission |

| State | Entity Name | Licensed Address | Type | License # | Expiration Date | Regulator |
|---|---|---|---|---|---|---|
| | Dispensary, LLC | | | | | |
| MD | Trulieve MD Dispensary 2, LLC f/k/a CWS, LLC (Your Farmacy) | 1526 York Road Lutherville, MD 21093 | State Medical Cannabis Dispensary License | D-18-00015 | 2/22/2024 | Maryland Medical Cannabis Commission |
| MD | Trulieve MD Dispensary 1, LLC f/k/a AmediCanna Dispensary LLC | 3531 Washington Blvd., Suite 112 Halethorpe, MD 21227 | State Medical Cannabis Dispensary License | D-18-00027 | 5/24/2024 | Maryland Medical Cannabis Commission |
| MD | Harvest of Maryland Production, LLC | 11 South St. Hancock, MD 21750 | State Medical Cannabis Production License | P-19-00001 | 3/28/2025 | Maryland Medical Cannabis Commission |
| CT | Trulieve Bristol, Inc. | 820 Farmington Ave, Bristol CT 06010 | Adult-Use Hybrid Retailer License | AMHF.0008263 | 04/15/2024 | Connecticut Department of Consumer Protection |
| GA | Trulieve GA, Inc. | 355 S Cook Industrial Pkwy Adel, GA 31620 | Class 1 Production License | C1PRO002 | 09/21/2027 | Georgia Access to Medical Cannabis Commission |
| OH | Trulieve OH, Inc. | 8295 Sancus Blvd. Columbus, OH 43081 | Provisional Medical Marijuana Dispensary License | MMD.04080 | 2/11/23 (extension requested) | Ohio Board of Pharmacy |

## CORPORATE INFORMATION

### BOARD OF DIRECTORS

Giannella Alvarez[5]

Thad Beshears[3], [5]

Peter T. Healy [1], [3], [5], [6]
Lead Director

Richard May[3]

Thomas Millner[1], [2], [5]

Jane Morreau[1],

Kim Rivers[5]
Founder, Chairman, Chief
Executive Officer

Susan Thronson[1], [3], [4]
  (1) Audit Committee
  (2) Chair of Audit Committee
  (3) Compensation Committee
  (4) Chair of Compensation Committee
  (5) Nominating and Corporate Governance Committee
  (6) Chair of Nominating and Corporate Governance Committee

### INVESTOR RELATIONS
Christine Hersey
Executive Director of Investor Relations
(424) 202-0210
Christine.Hersey@trulieve.com

### EXECUTIVE OFFICERS

Kim Rivers
Chief Executive Officer

Alex D'Amico
Chief Financial Officer

Kyle Landrum
Chief Production Officer

Tim Morey
Chief Sales Officer

Eric Powers
Chief Legal Officer

### Corporate Headquarters

6749 Ben Bostic Road
Quincy, Florida 32351

(850) 480-7955

### INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS

Marcum llp
West Palm Beach, FL

### TRANSFER AGENT AND REGISTRAR

**Canada**
Odyssey Trust Co.
Stock Exchange Tower,
350 – 300 5th Avenue SW,
Calgary, AB T2P 3C4
D:587.885.0962
https://odysseycontact.com/

**United States**
Equity Stock Transfer
237 W 37th St. Suite 602
New York, NY 10018
Main: 212.575.5757
www.equitystock.com